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As filed with the Securities and Exchange Commission on February 19, 2016

Securities Act File No. 333-195237

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 4
to

Form N-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FS ENERGY AND POWER FUND II
(Exact name of registrant as specified in the declaration of trust)

201 Rouse Boulevard
Philadelphia, PA 19112
(215) 495-1150
(Address and telephone number, including area code, of principal executive offices)

Michael C. Forman
FS Energy and Power Fund II
201 Rouse Boulevard
Philadelphia, PA 19112
(Name and address of agent for service)

COPIES TO:

James A. Lebovitz David J. Harris Dechert LLP Cira Centre 2929 Arch Street Philadelphia, PA 19104 Tel: (215) 994-4000 Fax: (215) 994-2222	Rosemarie A. Thurston Martin H. Dozier Alston & Bird LLP 1201 West Peachtree Street Atlanta, GA 30309-3424 Tel: (404) 881-7000 Fax: (404) 253-8447

        Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

        If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a distribution reinvestment plan, check the following box. ☒

        It is proposed that this filing will become effective (check appropriate box): ☒ when declared effective pursuant to section 8(c).

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 19, 2016

PRELIMINARY PROSPECTUS

Maximum Offering of 150,000,000 Common Shares

Minimum Offering of $1,000,000

        We are a specialty finance company that invests primarily in income-oriented securities of private energy-related companies. Our investment objectives are to generate current income and long-term capital appreciation.

        We are an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company, or BDC, under the Investment Company Act of 1940, as amended, or the 1940 Act. We have elected to be treated for U.S. federal income tax purposes, and intend to qualify annually, as a regulated investment company under the Internal Revenue Code of 1986, as amended, or the Code. We qualify as an "emerging growth company" under applicable Securities and Exchange Commission, or SEC, rules. See "Prospectus Summary—Emerging Growth Company Status." Our investments and activities are managed by FSEP II Advisor, LLC, or FSEP II Advisor, a private investment firm that is registered as an investment adviser with the SEC, and is an affiliate of ours. FSEP II Advisor has engaged GSO Capital Partners LP, or GSO, to act as our investment sub-adviser.

        Through our affiliate, FS2 Capital Partners, LLC, or the dealer manager, we will engage in a continuous public offering of common shares of beneficial interest, or common shares. Currently, we are only offering Class T shares at an initial public offering price of $10.60 per share. Any sales load will be deducted from the public offering price per common share. The maximum upfront sales load is 2.20% of the amount invested for Class T shares. To the extent that the net asset value per share increases, we will sell at a price necessary to ensure that common shares are not sold at a price per share, after deducting upfront selling commissions, that is below the net asset value per share. In the event of a material decline in the net asset value per share, which we consider to be a 2.5% decrease below the then-current net offering price that persists for ten consecutive business days, we will reduce the offering price in order to establish a new net offering price that is not more than 2.5% above the net asset value per share. Therefore, persons who tender subscriptions for our common shares in this offering must submit subscriptions for a certain dollar amount, rather than a number of common shares and, as a result, may receive fractional common shares. The initial minimum permitted purchase is $5,000 in Class T shares.

        We will not sell any shares unless we raise gross offering proceeds of $1.0 million, all of which must be from persons who are not affiliated with us or FSEP II Advisor, within one year of the date of this prospectus, which we refer to as the minimum offering requirement. Pending satisfaction of this condition, all subscription payments will be placed in an account held by the escrow agent, UMB Bank, N.A., in trust for our subscribers' benefit, pending release to us. If we do not satisfy the minimum offering requirement within one year of the date of this prospectus, we will promptly return all funds in the escrow account (including interest), and we will stop offering shares. We will not deduct any fees or expenses if we return funds from the escrow account. Under the terms of the investment advisory and administrative services agreement between us and FSEP II Advisor, upon satisfaction of the minimum offering requirement, FSEP II Advisor will be entitled to receive up to 0.75% of gross proceeds raised in our continuous public offering until all organization and offering costs funded by FSEP II Advisor or its affiliates (including Franklin Square Holdings, L.P., or Franklin Square Holdings) have been recovered.

        We have submitted an application to the SEC for an exemptive order to permit us to offer additional classes of our common shares. If an exemptive order satisfactory to us is granted prior to the date that is twelve months after we satisfy the minimum offering requirement, which we refer to as the Trigger Date, we intend to offer Class A, Class D and Class I shares. If an exemptive order satisfactory to us is not granted prior to the Trigger Date, we will close the offering of Class T shares (other than shares issued under our distribution reinvestment plan) and will not issue Class A, Class D or Class I shares.

        An investment in our common shares is subject to the following risks:

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  This is our initial public offering.

(continued on following page)

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  An investment in our common shares is not suitable for you if you might need access to the money you invest in the foreseeable future.

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  You may not have access to the money you invest for an indefinite period of time.

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  You should not expect to be able to sell your common shares regardless of how we perform.

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  If you are unable to sell your common shares, you will be unable to reduce your exposure on any market downturn.

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  Investors in our Class T shares are subject to an annual distribution fee of 1.40% of the estimated value of such shares, which will begin to accrue on the first day of the first full calendar month following the Trigger Date. Investors in our Class T shares will also be subject to a contingent deferred sales charge if they tender their shares within five years from the date of purchase or, if such shares were purchased prior to the Trigger Date, within the period from the date of purchase to five years from the date the distribution fee begins to accrue. See "Multiple Share Classes."

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  Investors in our Class A and Class D shares are subject to an annual distribution fee of 0.80% and 0.50%, respectively, of the estimated value of such classes of shares, and will also be subject to a contingent deferred sales charge if they tender their shares within five years from the date of purchase. See "Multiple Share Classes."

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  We do not intend to list our common shares on any securities exchange during or for what may be a significant time after the offering period, and we do not expect a secondary market in the common shares to develop.

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  If you are able to sell your common shares before we complete a liquidity event, it is likely that you will receive less than you paid for them.

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  We intend to seek to complete a liquidity event within five to seven years following the completion of our offering stage; however, there can be no assurance that we will be able to complete a liquidity event. The distribution fee will terminate for all Class A, Class D and Class T shareholders upon a liquidity event. As such, there may be a conflict of interest relating to the timing with which FSEP II Advisor seeks to complete a liquidity event for our shareholders.

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  We intend to implement a share repurchase program, but only a limited number of common shares will be eligible for repurchase. In addition, any such repurchases will be at the net offering price in effect for the applicable class on the date of repurchase and Class A, Class D and Class T shares may be subject to a contingent deferred sales charge. For more information regarding the limitations in respect of the proposed share repurchase program, see "Share Repurchase Program." Our board of trustees may amend, suspend or terminate the share repurchase program at any time.

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  Our distributions may be funded, directly or indirectly, from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. Any capital returned to you through distributions will be distributed after payment of fees and expenses.

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  Our distributions may also be funded in significant part from the reimbursement of certain expenses, including through the waiver of certain investment advisory fees, that will be subject to repayment to our affiliates, including Franklin Square Holdings. Significant portions of these distributions may not be based on our investment performance and such waivers and reimbursements may not continue in the future. Franklin Square Holdings and its affiliates, including FSEP II Advisor, may cease waiving certain investment advisory fees or otherwise reimbursing our expenses at any time. If our affiliates do not agree to reimburse certain of our expenses, including through the waiver of advisory fees, significant portions of these distributions may come from offering proceeds or borrowings. The repayment of any amounts owed to our affiliates will reduce the future distributions to which you would otherwise be entitled.

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  We will invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as "junk," have predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. They may also be difficult to value and illiquid.

(continued from cover page)

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  We have not identified any specific investments that we will make with the proceeds of this offering, and therefore you will not have the opportunity to evaluate our future investments prior to purchasing our common shares. As a result, our offering may be considered a "blind pool" offering.

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  This is a "best efforts" offering, where the broker-dealers and other financial representatives participating in the offering are only required to use their best efforts to sell our common shares. The broker-dealers and financial advisors do not have a firm commitment or obligation to purchase any common shares. If we are unable to raise substantial funds, then we will be more limited in the number and type of investments we make.

        Investing in our common shares may be considered speculative and involves a high degree of risk, including the risk of a substantial loss of investment. See "Risk Factors" beginning on page 39 to read about the risks you should consider before buying our common shares, including the risk of leverage.

        This prospectus contains important information about us that a prospective investor should know before investing in our common shares. Please read this prospectus before investing and keep it for future reference. We will file annual, quarterly and current reports, proxy statements and other information about us with the SEC. This information will be available free of charge by contacting us at 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112, by calling us collect at (215) 495-1150 or by visiting our website at www.franklinsquare.com. In addition, the contact information provided above may be used by you to make shareholder inquiries. The SEC also maintains a website at www.sec.gov that contains such information.

        Neither the SEC, the Attorney General of the State of New York nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. We have not been in the business described in this prospectus for at least three years. Except as specifically required by the 1940 Act and the rules and regulations promulgated thereunder, the use of forecasts is prohibited and any representation to the contrary and any predictions, written or oral, as to the amount or certainty of any present or future cash benefit or tax consequence which may flow from an investment in our common shares is not permitted.

	Maximum Aggregate Amount / Price to Public(1)	Maximum Sales Load(2)	Net Proceeds (Before Expenses)(3)
Maximum Offering(4)	$1,590,000,000	$34,980,000	$1,555,020,000
Per Class A Share	$—	5.20%	$—
Per Class D Share	$—	None	$—
Per Class T Share	$10.60	2.20%	$10.37
Per Class I Share	$—	None	$—
Minimum Offering(4)	$1,000,000	$22,000	$978,000

(1)
Currently, we are only offering Class T shares. We intend to offer Class A, Class D and Class I shares in the future, subject to obtaining a satisfactory exemptive order from the SEC. See "Multi-Class Exemptive Relief."
(2)
"Sales Load" includes upfront selling commissions of up to 2.20% on Class T shares and up to 5.20% on Class A shares. See "Plan of Distribution—Compensation of the Dealer Manager and Selected Broker-Dealers."
(3)
In addition to the upfront sales load, we estimate that our total organization and offering costs for this offering will be approximately 0.75% of our total gross proceeds. See "Estimated Use of Proceeds."
(4)
Assumes all shares sold are Class T shares at the initial public offering price of $10.60 per Class T share.

        Because you will pay an upfront sales load of up to 2.20% and offering costs of up to 0.75%, if you invest $100 in our Class T shares and pay the full upfront sales load, at least $97.05 but less than $97.80 of your investment will actually be used by us for investments. As a result, based on the initial public offering price of $10.60 per Class T share, you would have to experience a total return on your investment of between 2.25% and 3.04% in order to recover these expenses. See "Estimated Use of Proceeds."

The date of this prospectus is                        , 2016.

FS2 Capital Partners, LLC

 MULTI-CLASS EXEMPTIVE RELIEF

        This prospectus relates to our Class A, Class D, Class T and Class I common shares. We are currently only offering Class T shares for sale. We have submitted to the SEC an application for an exemptive order to permit us to offer additional classes of common shares. If an exemptive order satisfactory to us is granted prior to the Trigger Date, we intend to offer Class A, Class D and Class I shares and may offer other classes of common shares. If an exemptive order satisfactory to us is not granted prior to the Trigger Date, we will close the offering of Class T shares (other than shares issued under our distribution reinvestment plan) and will not issue Class A, Class D or Class I shares. The exemptive order may require us to supplement or amend the terms set forth in this prospectus, including the terms of the Class T shares offered hereby, and we will file a prospectus supplement or an amendment to the registration statement to the extent required by the SEC.

        Class A and Class T shares are subject to an upfront sales load of 5.20% and 2.20% of the gross proceeds received on Class A and Class T shares, respectively, while Class D and Class I shares are not subject to an upfront sales load. In addition, our dealer manager or its affiliate will pay to selected broker-dealers additional selling commissions of up to 1.30% of gross proceeds received on Class A and Class T shares and a dealer manager concession of up to 1.25% of gross proceeds received on Class A, Class D and Class T shares. Such amounts paid by our dealer manager or its affiliate will not be paid by shareholders. Class A, Class D and Class T shares are subject to an annual distribution fee of 0.80%, 0.50% and 1.40%, respectively, of the estimated value of such classes of common shares, as determined in accordance with applicable rules of The Financial Industry Regulatory Authority, Inc., or FINRA. The annual distribution fee for Class T shares will begin to accrue on the first day of the first full calendar month following the Trigger Date. All or a portion of the distribution fee may be re-allowed to selected broker-dealers and financial representatives. See "Plan of Distribution—Compensation of the Dealer Manager and Selected Broker-Dealers."

        At such time as we begin offering Class I shares, the automatic conversion feature applicable to Class A, Class D and Class T shares will take effect. See "Multiple Share Classes."

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we have filed with the SEC using a continuous offering process. Periodically, as we have material developments in our business, we will provide a prospectus supplement or file an amendment to the registration statement to the extent required by applicable law that may add, update or change information contained in this prospectus. We will endeavor to avoid interruptions in the continuous offering of our common shares, including, to the extent permitted under the rules and regulations of the SEC, by filing a supplement to the prospectus with the SEC. There can be no assurance, however, that our continuous offering will not be suspended while the SEC reviews any amendment to our registration statement until the registration statement, as amended, is declared effective.

        Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a subsequent prospectus supplement. The registration statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement, together with additional information described below under "Available Information." In this prospectus, we use the term "day" to refer to a calendar day, and we use the term "business day" to refer to any day other than Saturday, Sunday, a legal holiday, a day on which banks in New York City are authorized or required to close or any day that the New York Stock Exchange, LLC, or the NYSE, is closed for trading.

        You should rely only on the information contained in this prospectus. Neither we nor the dealer manager has authorized any other person to provide you with different information from that contained

i

in this prospectus. The information contained in this prospectus is complete and accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or sale of our common shares. If there is a material change in our affairs, we will amend or supplement this prospectus only as required by law.

SUITABILITY STANDARDS

        Pursuant to applicable state securities laws, our common shares offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means who have no need for liquidity in this investment. For the foreseeable future, there is not expected to be any public market for our common shares, which means that it may be difficult for shareholders to sell common shares. As a result, we have established suitability standards which require investors to have either (i) a net worth (not including home, furnishings and personal automobiles) of at least $70,000 and an annual gross income of at least $70,000, or (ii) a net worth (not including home, furnishings and personal automobiles) of at least $250,000. Our suitability standards also require that a potential investor: (1) can reasonably benefit from an investment in us based on such investor's overall investment objectives and portfolio structuring; (2) is able to bear the economic risk of the investment based on the prospective shareholder's overall financial situation; and (3) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the common shares, (d) the background and qualifications of FSEP II Advisor and GSO and (e) the tax consequences of the investment. We rely on the representations and other information provided by potential investors in the subscription agreement completed and signed by each such investor, as well as information provided by investors to the selected broker-dealers and other financial intermediaries through which we distribute our common shares, in determining whether such potential investors meet our suitability standards.

        In addition, we will not sell shares to investors in the states named below unless they meet special suitability standards:

        Idaho—In addition to the suitability standards noted above, investors who reside in the state of Idaho must have either (a) a liquid net worth of at least $85,000 and an annual gross income of at least $85,000 or (b) a liquid net worth of at least $300,000. Additionally, an investor's total investment in FS Energy and Power Fund II shall not exceed 10% of his or her liquid net worth. (The calculation of liquid net worth shall include only cash plus cash equivalents. Cash equivalents include assets that may be convertible to cash within one year.)

        Iowa—In addition to the suitability standards above, the state of Iowa requires that each Iowa investor limit his or her investment in FS Energy and Power Fund II and other non-traded business development companies to no more than 10% of his or her net worth.

        Kansas—In addition to the suitability standards above, it is recommended by the Office of the Securities Commissioner of Kansas that Kansas investors not invest, in the aggregate, more than 10% of their liquid net worth in FS Energy and Power Fund II and other non-traded business development companies. Liquid net worth is that portion of an investor's net worth that consists of cash, cash equivalents and readily marketable securities.

        Kentucky—All Kentucky residents who invest in FS Energy and Power Fund II's securities must have a minimum gross annual income of $70,000 and a minimum net worth of $70,000 (as defined in the North American Securities Administrators Association's Omnibus Guidelines), or a minimum net worth alone of $250,000. Moreover, no Kentucky resident shall invest more than 10% of his or her liquid net worth (cash, cash equivalents and readily marketable securities) in our shares or the shares of our affiliates' non-publicly traded business development companies.

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        Maine—In addition to the suitability standards above, the Maine Office of Securities recommends that a Maine investor's aggregate investment in FS Energy and Power Fund II and similar non-traded business development companies not exceed 10% of the investor's liquid net worth. For this purpose, "liquid net worth" is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

        Massachusetts—In addition to the suitability standards above, Massachusetts investors should not invest, in the aggregate, more than 10% of their liquid net worth in FS Energy and Power Fund II's shares and in other non-traded direct participation programs. Liquid net worth shall be defined as that portion of an investor's net worth (total assets minus liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

        New Mexico—In addition to the suitability standards above, the State of New Mexico requires that each New Mexico investor will limit his or her investment in FS Energy and Power Fund II and other non-traded business development companies to a maximum of 10% of his or her liquid net worth. Liquid net worth is that portion of an investor's net worth that is comprised of cash and cash equivalents and readily marketable securities.

        North Dakota—In addition to the suitability standards above, North Dakota investors must represent that they have a net worth of at least ten times their investment in FS Energy and Power Fund II.

        Ohio—In addition to the suitability standards above, the state of Ohio requires that each Ohio investor limit his or her investment in shares of FS Energy and Power Fund II's common shares, in its affiliates and in other non-traded business development companies to not more than 10% of his or her liquid net worth. Liquid net worth is that portion of an investor's net worth (total assets exclusive of primary residence, home furnishings and automobiles minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

        Oregon—In addition to the suitability standards above, the state of Oregon requires that each Oregon investor limit his or her investment in this offering of FS Energy and Power Fund II to no more than 10% of his or her net worth.

        Tennessee—In addition to the suitability standards above, Tennessee residents' investments in FS Energy and Power Fund II must not exceed 10% of their liquid net worth (exclusive of home, home furnishings and automobiles).

        For additional information on the suitability standards that investors must meet in order to purchase our common shares in this offering, see "Suitability Standards."

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 PROSPECTUS SUMMARY

        This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider. To understand this offering fully, you should read the entire prospectus carefully, including the section entitled "Risk Factors," before making a decision to invest in our common shares.

        Unless otherwise noted, the terms "we," "us," "our," and the "Company" refer to FS Energy and Power Fund II. In addition, the term "FSEP II Advisor" refers to FSEP II Advisor, LLC, the term "GSO" refers to GSO Capital Partners LP, the term "GDFM" refers to GSO / Blackstone Debt Funds Management LLC, a wholly-owned subsidiary of GSO, the term "Blackstone" refers to The Blackstone Group L.P., and the terms "FS2" and the "dealer manager" refer to FS2 Capital Partners, LLC.

FS Energy and Power Fund II

        We are an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. As such, we are required to comply with certain regulatory requirements. See "Regulation." In addition, we have elected to be treated for U.S. federal income tax purposes, and intend to qualify annually thereafter, as a regulated investment company, or RIC, under Subchapter M of the Code. This prospectus relates to our shares of Class A, Class D, Class T and Class I common shares. We are currently only offering Class T shares. We intend to offer Class A, Class D and Class I shares in the future, subject to obtaining a satisfactory exemptive order from the SEC.

        We are managed by FSEP II Advisor, a registered investment adviser under the Investment Advisers Act of 1940, as amended, or the Advisers Act, which oversees the management of our operations and is responsible for making investment decisions with respect to our portfolio. FSEP II Advisor has engaged GSO to act as our investment sub-adviser. GSO will assist FSEP II Advisor in identifying investment opportunities and will make investment recommendations for approval by FSEP II Advisor, according to guidelines set by FSEP II Advisor. GSO, a registered investment adviser under the Advisers Act, oversaw approximately $79.1 billion in assets under management as of December 31, 2015. GSO is the credit platform of Blackstone, a leading global alternative asset manager and provider of financial advisory services.

        Our investment policy is to invest, under normal circumstances, at least 80% of our total assets in securities of energy and power, or Energy, companies. This investment policy may not be changed without at least 60 days' prior notice to holders of our common shares of any such change. We consider Energy companies to be those companies that engage in the exploration, development, production, gathering, transportation, processing, storage, refining, distribution, mining, generation or marketing of natural gas, natural gas liquids, crude oil, refined products, coal or power, including those companies that provide equipment or services to companies engaged in any of the foregoing. We intend to concentrate our investments on debt securities in Energy companies that we believe have, or are connected to, a strong infrastructure and/or underlying asset base so as to enhance collateral coverage and downside protection for our investments. We may also make select equity investments in certain Energy companies meeting our investment objectives of current income generation and long-term capital appreciation. Our primary areas of focus will be the upstream, midstream, power, and service and equipment sub-sectors of the Energy industry; however, we broadly define our "Energy Investment Universe" as follows:

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  Upstream—businesses that find, develop and extract energy resources, including natural gas, crude oil and coal, from onshore and offshore reservoirs;

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  Midstream—businesses that gather, process, store and transmit energy resources and their by-products, including businesses that own pipelines, gathering systems, gas processing plants, liquefied natural gas facilities and other energy infrastructure;

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  Downstream—businesses that refine, market and distribute refined energy resources, such as customer-ready natural gas, propane and gasoline, to end-user customers;

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  Power—businesses engaged in the generation, transmission and distribution of power and electricity or in the production of alternative energy; and

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  Service and Equipment—businesses that provide services and/or equipment to aid in the exploration and production of oil and natural gas, including seismic, drilling, completion and production activities, as well as those companies that support the operations and development of power assets.

        Our investment objectives are to generate current income and long- term capital appreciation. We will seek to meet our investment objectives by:

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  utilizing the experience and expertise of FSEP II Advisor and GSO in sourcing, evaluating and structuring transactions;

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  employing a conservative investment approach focused on current income and long-term investment performance;

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  focusing primarily on debt investments in a broad array of private Energy companies within the United States;

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  making select equity investments in certain Energy companies that have strong growth potential;

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  investing primarily in established, stable enterprises with positive cash flow and strong asset and collateral coverage so as to limit the risk of potential principal loss; and

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  maintaining rigorous portfolio monitoring in an attempt to anticipate and pre-empt negative events within our portfolio.

        We anticipate that our portfolio will be comprised primarily of income-oriented securities, which refers to debt securities and income-oriented preferred and common equity interests, of privately held Energy companies within the United States. We intend to weight our portfolio towards senior and subordinated debt. In addition to investments purchased from dealers or other investors in the secondary market, we expect to invest in primary market transactions and directly originated investments, as this will provide us with the ability to tailor investments to best match a project's or company's needs with our investment objectives. Our portfolio may also be comprised of select income-oriented preferred or common equity interests, which refers to equity interests that pay consistent, high-yielding dividends, that we believe will produce both current income and long-term capital appreciation. These income-oriented preferred or common equity interests may include interests in master limited partnerships, or MLPs. MLPs are entities that (i) are structured as limited partnerships or limited liability companies, (ii) are publicly traded, (iii) satisfy certain requirements to be treated as partnerships for U.S. federal income tax purposes and (iv) primarily own and operate midstream and upstream Energy companies. In connection with certain of our future debt investments, we may on occasion receive equity interests such as warrants or options as additional consideration. In addition, a portion of our portfolio may be comprised of minority interests in the form of common or preferred equity or other equity-related securities, such as rights and warrants that may be converted into or exchanged for common stock or other equity or the cash value of common stock or other equity, in our target companies, as well as derivatives, including total return swaps and credit default swaps. Upon satisfying the minimum offering requirement, we will commence investment operations and investors will be subject to the fees and expenses disclosed in this prospectus. Prior to raising sufficient capital, we may make smaller investments than we expect to make once we raise sufficient capital due to liquidity constraints. Once we raise sufficient capital, we expect that our investments will generally range between $5 million and $75 million each, although investments may vary proportionately with the size of our capital base and will ultimately be made at the discretion of FSEP II Advisor, subject to oversight by our board of trustees.

        To seek to enhance our returns, we intend to employ leverage as market conditions permit and at the discretion of FSEP II Advisor, but in no event will leverage employed exceed 50% of the value of our assets, as required by the 1940 Act. See "Risk Factors—Risks Related to Debt Financing" for a discussion of the risks inherent in employing leverage.

        As a BDC, we will be subject to certain regulatory restrictions in making our investments. For example, BDCs generally are not permitted to co-invest with certain affiliated entities in transactions originated by the BDC or its affiliates in the absence of an exemptive order from the SEC. However, BDCs are permitted to, and may, co-invest in transactions where price is the only negotiated point. In an order dated June 4, 2013, the SEC granted exemptive relief to our affiliates, upon which we may rely, and which permits us, subject to the satisfaction of certain conditions, to co-invest in certain privately negotiated investment transactions with certain affiliates of FSEP II Advisor, including FS Investment Corporation, FS Energy and Power Fund, FS Investment Corporation II, FS Investment Corporation III, FS Investment Corporation IV and any future BDCs that are advised by FSEP II Advisor or its affiliated investment advisers, or, collectively, our co-investment affiliates. We believe this relief will enhance our ability to further our investment objectives and strategies. We believe this relief may also increase favorable investment opportunities for us, in part by allowing us to participate in larger investments, together with our co-investment affiliates, than would be available to us if such relief had not been obtained. Because our affiliates did not seek exemptive relief to engage in co-investment transactions with GSO and its affiliates, we will be permitted to co-invest with GSO and its affiliates only in accordance with existing regulatory guidance.

        While a BDC may list its shares for trading in the public markets, we have currently elected not to do so. We believe that a non-traded structure is more appropriate during our offering stage due to the long-term nature of the assets in which we intend to invest. This structure allows us to operate with a long-term view, similar to that of other types of private investment funds, instead of managing to quarterly market expectations. While the offering price for a class, which will exceed the net asset value per share for such class, is subject to adjustment in accordance with the 1940 Act and our share pricing policy, because our common shares will not be listed on a national securities exchange, our shareholders will not be subject to the daily share price volatility associated with the public markets. However, the net asset value of our common shares may be volatile.

        To provide our shareholders with limited liquidity, we intend to conduct quarterly tender offers pursuant to our share repurchase program beginning with the first full calendar quarter following the date that the minimum offering requirement is satisfied. We are not obligated to repurchase common shares and, if we do so, common shares will be repurchased at the net offering price in effect for the applicable class as of the date of repurchase and our Class A, Class D and Class T shares may be subject to a contingent deferred sales charge. This will be the only method by which our shareholders may obtain liquidity prior to a liquidity event. See "Share Repurchase Program." Therefore, shareholders may not be able to sell their common shares promptly or at a desired price. If shareholders are able to sell their common shares, it is likely they will have to sell them at a significant discount to their purchase price.

        We do not currently intend to list our common shares on an exchange and do not expect a public market to develop for them in the foreseeable future. We intend to seek to complete a liquidity event within five to seven years following the completion of our offering stage; however, the offering period may extend for an indefinite period if we obtain a satisfactory exemptive order from the SEC.

Accordingly, shareholders should consider that they may not have access to the money they invest for an indefinite period of time until we complete a liquidity event. We will view our offering stage as complete as of the termination date of our most recent public equity offering if we have not conducted a public equity offering in any continuous two year period. In addition, shares of BDCs listed on a national securities exchange frequently trade at a discount to net asset value. If we determine to pursue a listing of our common shares on a national securities exchange, shareholders, including those who purchase shares at the offering price, may experience a loss on their investment if they sell their shares at a time when our common shares are trading at a discount to net asset value. This risk is separate and distinct from the risk that our net asset value will decrease. See "Liquidity Strategy" for a discussion of what constitutes a liquidity event. There can be no assurance that we will be able to complete a liquidity event.

Capital Contributions by Franklin Square Holdings

        In April 2014, pursuant to a private placement, Michael C. Forman and David J. Adelman, the co-founders of Franklin Square Holdings, contributed an aggregate of $200,000 to purchase approximately 22,222 common shares at $9.00 per share. Messrs. Forman and Adelman have agreed not to tender these common shares for repurchase as long as FSEP II Advisor remains our investment adviser.

About FSEP II Advisor

        FSEP II Advisor is a subsidiary of our affiliate, Franklin Square Holdings, a national sponsor of alternative investment funds designed for the individual investor. FSEP II Advisor is registered as an investment adviser with the SEC under the Advisers Act and is led by substantially the same personnel that form the investment and operations teams of FB Income Advisor, LLC, FS Investment Advisor, LLC, FSIC II Advisor, LLC, FSIC III Advisor, LLC, FSIC IV Advisor, LLC and FS Global Advisor, LLC. FB Income Advisor, LLC, FS Investment Advisor, LLC, FSIC II Advisor, LLC, FSIC III Advisor, LLC and FSIC IV Advisor, LLC are registered investment advisers that manage Franklin Square Holdings' five other affiliated BDCs, FS Investment Corporation, FS Energy and Power Fund, FS Investment Corporation II, FS Investment Corporation III and FS Investment Corporation IV, respectively. FS Global Advisor, LLC is a registered investment adviser that manages Franklin Square Holdings' affiliated closed-end management investment company, FS Global Credit Opportunities Fund. See "Risk Factors—Risks Related to FSEP II Advisor and Its Affiliates" and "Certain Relationships and Related Party Transactions."

        In addition to managing our investments, the managers, officers and other personnel of FSEP II Advisor also currently manage the following entities through affiliated investment advisers:

Name	Entity	Investment Focus	Gross Assets(1)
FS Energy and Power Fund	BDC	Primarily invests in debt and income-oriented equity securities of private U.S. companies in the energy and power industry.	$3,835,670
FS Investment Corporation	BDC	Primarily invests in senior secured loans, second lien secured loans and, to a lesser extent, subordinated loans of private U.S. companies.	$4,264,904
FS Investment Corporation II	BDC	Primarily invests in senior secured loans, second lien secured loans and, to a lesser extent, subordinated loans of private U.S. companies.	$5,032,346
FS Investment Corporation III	BDC	Primarily invests in senior secured loans, second lien secured loans and, to a lesser extent, subordinated loans of private U.S. companies.	$2,528,898
FS Investment Corporation IV(2)	BDC	Primarily invests in senior secured loans, second lien secured loans and, to a lesser extent, subordinated loans of private U.S. companies.	$9,200
FS Global Credit Opportunities Fund(3)	Closed-end management investment company	Primarily invests in secured and unsecured floating and fixed rate loans, bonds and other types of credit instruments.	$1,374,753

(1)
As of September 30, 2015, except as otherwise noted below; amounts presented in thousands.

(2)
FS Investment Corporation IV formally commenced investment operations on January 6, 2016, upon satisfaction of its minimum offering requirement of raising gross proceeds of at least $1.0 million in its continuous public offering from persons who were not affiliated with FS Investment Corporation IV or its investment adviser, FSIC IV Advisor, LLC. Gross assets as of January 6, 2016.

(3)
Two funds affiliated with FS Global Credit Opportunities Fund, FS Global Credit Opportunities Fund—A and FS Global Credit Opportunities Fund—D, or together, the FSGCOF Offered Funds, which have the same investment objectives and strategies as FS Global Credit Opportunities Fund, currently offer common shares of beneficial interest to the public and invest substantially all of the net proceeds of their respective offerings in FS Global Credit Opportunities Fund. Gross assets as of June 30, 2015.

        Our chairman, president and chief executive officer, Michael C. Forman, has led FSEP II Advisor since its inception. In 2007, he co-founded Franklin Square Holdings with the goal of delivering alternative investment solutions, advised by what Franklin Square Holdings believes to be best-in-class institutional asset managers, to individual investors nationwide. In addition to leading FSEP II Advisor, Mr. Forman currently serves as chairman, president and chief executive officer of FB Income

Advisor, LLC, FS Investment Advisor, LLC, FS Energy and Power Fund, FSIC II Advisor, LLC, FS Investment Corporation II, FSIC III Advisor, LLC, FS Investment Corporation III, FSIC IV Advisor, LLC, FS Investment Corporation IV, FS Global Advisor, LLC, FS Global Credit Opportunities Fund and the FSGCOF Offered Funds. Mr. Forman also currently serves as chairman and chief executive officer of FS Investment Corporation.

        We believe FSEP II Advisor's senior management team has significant experience in private lending and private equity investing, and has developed an expertise in using all levels of a firm's capital structure to produce income-generating investments, while focusing on risk management. The team also has extensive knowledge of the managerial, operational and regulatory requirements of publicly registered alternative asset entities, such as BDCs. See "Investment Objectives and Strategy—About FSEP II Advisor." We believe that the active and ongoing participation by Franklin Square Holdings and its affiliates in the credit markets, and the depth of experience and disciplined investment approach of FSEP II Advisor's management team, will allow FSEP II Advisor to successfully execute our investment strategies. See "Management" for biographical information regarding FSEP II Advisor's senior management team.

        All investment decisions will require the unanimous approval of FSEP II Advisor's investment committee, which is currently comprised of Mr. Forman, Gerald F. Stahlecker, Zachary Klehr and Sean Coleman. Our board of trustees, including a majority of independent trustees, will oversee and monitor our investment performance and, beginning with the second anniversary of the effective date of the investment advisory and administrative services agreement, will annually review the investment advisory and administrative services agreement and the investment sub-advisory agreement to determine, among other things, whether the fees payable under such agreements are reasonable in light of the services provided. See "Investment Advisory and Administrative Services Agreement" for more information, including information regarding the termination provisions of the investment advisory and administrative services agreement.

About GSO

        From time to time, FSEP II Advisor may enter into sub-advisory relationships with registered investment advisers that possess skills that FSEP II Advisor believes will aid it in achieving our investment objectives. FSEP II Advisor has engaged GSO to act as our investment sub-adviser. GSO will assist FSEP II Advisor in identifying investment opportunities and will make investment recommendations for approval by FSEP II Advisor, according to guidelines set by FSEP II Advisor. GSO also serves as the investment sub-adviser to FS Energy and Power Fund and FS Global Credit Opportunities Fund. In addition, GSO's wholly-owned subsidiary, GDFM, serves as the investment sub-adviser to FS Investment Corporation, FS Investment Corporation II, FS Investment Corporation III and FS Investment Corporation IV. GSO is a Delaware limited partnership with principal offices located at 345 Park Avenue, New York, New York 10154.

        GSO is the credit platform of Blackstone, a leading global alternative asset manager. As of December 31, 2015, GSO and its affiliates, excluding Blackstone, managed approximately $79.1 billion of assets across multiple strategies and investment types within the leveraged finance marketplace, including leveraged loans, high-yield bonds, distressed, mezzanine and private equity. GSO has extensive experience investing in Energy companies. From 2005 through 2015, funds managed by GSO have invested over $16.0 billion in Energy companies. As investment sub-adviser, GSO will utilize its experience in Energy investing and will make recommendations to FSEP II Advisor in a manner that is consistent with its existing investment and monitoring processes. See "Investment Objectives and Strategy—About GSO."

        Blackstone is a leading global alternative asset manager and provider of financial advisory services. It is one of the largest independent managers of private capital in the world, with assets under management of approximately $336.4 billion as of December 31, 2015. Blackstone's alternative asset management businesses include the management of private equity funds, real estate funds, funds of hedge funds, credit-oriented funds, collateralized loan obligation vehicles, separately managed accounts and publicly traded closed-end mutual funds. Blackstone is a publicly traded limited partnership that has common units which trade on the NYSE under the ticker symbol "BX." Information about Blackstone and its various affiliates, including certain ownership, governance and financial information, is disclosed in Blackstone's periodic filings with the SEC, which can be obtained from Blackstone's website at http://ir.blackstone.com or the SEC's website at www.sec.gov. Information contained on Blackstone's website and in Blackstone's filings with the SEC is not incorporated by reference into this prospectus and shareholders should not consider that information to be part of this prospectus.

Risk Factors

        An investment in our common shares involves a high degree of risk and may be considered speculative. You should carefully consider the information found in "Risk Factors" before deciding to invest in our common shares. The following are some of the risks an investment in us involves:

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  This is our initial public offering.

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  An investment in our common shares is not suitable for you if you might need access to the money you invest in the foreseeable future.

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  You may not have access to the money you invest for an indefinite period of time.

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  You should not expect to be able to sell your common shares regardless of how we perform.

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  If you are unable to sell your common shares, you will be unable to reduce your exposure on any market downturn.

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  Investors in our Class T shares are subject to an annual distribution fee of 1.40% of the estimated value of such shares, which will begin to accrue on the first day of the first full calendar month following the Trigger Date. Investors in our Class T shares will also be subject to a contingent deferred sales charge if they tender their shares within five years from the date of purchase or, if such shares were purchased prior to the Trigger Date, within the period from the date of purchase to five years from the date the distribution fee begins to accrue. See "Multiple Share Classes."

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  Investors in our Class A and Class D shares are subject to an annual distribution fee of 0.80% and 0.50%, respectively, of the estimated value of such classes of shares, and will also be subject to a contingent deferred sales charge if they tender their shares within five years from the date of purchase. See "Multiple Share Classes."

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  We do not intend to list our common shares on any securities exchange during or for what may be a significant time after the offering period, and we do not expect a secondary market in the common shares to develop.

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  If you are able to sell your common shares before we complete a liquidity event, it is likely that you will receive less than you paid for them.

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  We intend to seek to complete a liquidity event within five to seven years following the completion of our offering stage; however, there can be no assurance that we will be able to complete a liquidity event. The distribution fee will terminate for all Class A, Class D and Class T shareholders upon a liquidity event. As such, there may be a conflict of interest relating to the timing with which FSEP II Advisor seeks to complete a liquidity event for our shareholders.

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  We intend to implement a share repurchase program, but only a limited number of common shares will be eligible for repurchase. In addition, any such repurchases will be at the net offering price in effect for the applicable class as of the date of repurchase and Class A, Class D and Class T shares may be subject to a contingent deferred sales charge. For more information regarding the limitations in respect of the proposed share repurchase program, see "Share Repurchase Program." Our board of trustees may amend, suspend or terminate the share repurchase program at any time.

  •
  Our board of trustees may amend, suspend or terminate our share repurchase program at any time.

  •
  Our distributions may be funded, directly or indirectly, from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. Any capital returned to you through distributions will be distributed after payment of fees and expenses.

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  Our distributions may also be funded in significant part from the reimbursement of certain expenses, including through the waiver of certain investment advisory fees, that will be subject to repayment to our affiliates, including Franklin Square Holdings. Significant portions of these distributions may not be based on our investment performance and such waivers and reimbursements may not continue in the future. Franklin Square Holdings and its affiliates, including FSEP II Advisor, have no obligation to waive advisory fees or otherwise reimburse our expenses in future periods. If our affiliates do not agree to reimburse certain of our expenses, including through the waiver of advisory fees, significant portions of these distributions may come from offering proceeds or borrowings. The repayment of any amounts owed to our affiliates will reduce the future distributions to which you would otherwise be entitled.

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  We are a new company and have no operating history and are subject to the business risks and uncertainties associated with any new business, including the risk that we will not achieve our investment objectives.

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  Our Class A, Class D and Class T shares are subject to a distribution fee that is intended, in part, to compensate our affiliated dealer manager and its affiliates for paying certain amounts to advisors and selected broker-dealers at the time of purchase in connection with the distribution of our Class A, Class D and Class T shares, as well as for services rendered by our dealer manager and selected broker-dealers in connection with the ongoing marketing, sale and distribution of such common shares.

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  Investing in middle market companies, which we define as companies with annual revenues of $50 million to $2.5 billion at the time of investment, involves a number of significant risks, any one of which could have a material adverse effect on our operating results. Among such risks, middle-market companies may have limited financial resources, have shorter operating histories, are more likely to depend on the management talents and efforts of a small group of persons, generally have less predictable operating results and may have difficulty accessing the capital markets to meet future capital needs.

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  We may not make gains from our equity investments.

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  Investment strategies focused primarily on privately held companies present certain challenges, including the lack of available information about these companies.

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  We expect that a substantial portion of our investments will be illiquid and the lack of liquidity may adversely affect our business.

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  We have not identified any specific investments that we will make with the proceeds of this offering, and therefore you will not have the opportunity to evaluate our future investments prior to purchasing our common shares. As a result, our offering may be considered a "blind pool" offering.

  •
  This is a "best efforts" offering, where the broker-dealers and other financial representatives participating in the offering are only required to use their best efforts to sell our common shares. The broker-dealers and financial advisors do not have a firm commitment or obligation to purchase any common shares. If we are unable to raise substantial funds, then we will be more limited in the number and type of investments we make.

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  We intend to invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as "junk," have predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. They may also be difficult to value and illiquid.

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  While the management team of FSEP II Advisor consists of substantially the same personnel that form the investment and operations teams of FB Income Advisor, LLC, the investment adviser to FS Investment Corporation; FS Investment Advisor, LLC, the investment adviser to FS Energy and Power Fund; FSIC II Advisor, LLC, the investment adviser to FS Investment Corporation II; FS Global Advisor, LLC, the investment adviser to FS Global Credit Opportunities Fund; FSIC III Advisor, LLC, the investment adviser to FS Investment Corporation III; and FSIC IV Advisor, LLC, the investment adviser to FS Investment Corporation IV, before advising us, FSEP II Advisor is a new entity and has no prior experience managing a BDC or a RIC. Therefore, FSEP II Advisor may not be able to successfully operate our business or achieve our investment objectives.

  •
  Because the dealer manager, FS2, is an affiliate of ours and FSEP II Advisor, its due diligence review and investigation of us and this prospectus cannot be considered to be an independent review.

  •
  There is a risk that investors in our common shares may not receive distributions or that our distributions will not grow over time.

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  We may pay distributions from offering proceeds, borrowings or the sale of assets to the extent our cash flow from operations, net investment income or earnings are not sufficient to fund declared distributions. We have not established limits on the amount of funds we may use from available sources to make distributions.

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  The amount of any distributions we may make is uncertain. Our distribution proceeds may exceed our earnings, particularly during the period before we have substantially invested the net proceeds from our continuous public offering. Therefore, it is possible that a portion of the distributions that we make will represent a return of capital to you. A return of capital generally is a return of shareholders' investment rather than a return of earnings or gains derived from our investment activities and will be made after deducting the fees and expenses payable in connection with the offering, including any fees payable to FSEP II Advisor. Moreover, a return of capital will generally not be taxable, but will reduce each shareholder's cost basis in our common shares, and will result in a higher reported capital gain or lower reported capital loss when the common shares on which such return of capital was received is sold. Each year a statement on Form 1099-DIV identifying the sources of the distributions that we make will be mailed to you. See "Material U.S. Federal Income Tax Considerations—Taxation of U.S. Shareholders" for a discussion of the tax treatment of distribution proceeds.

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  We have elected to be treated, and intend to qualify annually thereafter, as a RIC for U.S. federal income tax purposes. Failure to maintain our qualification as a RIC would subject us to

    U.S. federal income tax on all of our income, which would have a material adverse effect on our financial performance.

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  As a result of our need to satisfy the Annual Distribution Requirement (as defined below) necessary to maintain RIC tax treatment under Subchapter M of the Code, we will likely need to continually raise cash or borrow to fund new investments. At times, these sources of funding may not be available to us on acceptable terms, if at all.

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  We are subject to financial market risks, including changes in interest rates, which may have a substantial negative impact on our investments.

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  It is anticipated that distributions paid by us generally will not qualify for the preferential tax rate currently applicable to certain qualifying dividends or for the corporate dividends received deduction.

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  A significant portion of our portfolio will be recorded at fair value as determined in good faith by our board of trustees and, as a result, there will be uncertainty as to the value of our portfolio investments.

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  We intend to invest primarily in income-oriented securities of privately held Energy companies within the United States. Our portfolio may include select income-oriented preferred or common equity interests that we believe will produce both current income and long-term capital appreciation. The senior debt in which we invest will typically be secured by assets of the issuing company. The collateral securing these investments may decrease in value or lose its entire value over time, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital, which may lead to a loss in principal. Subordinated debt investments are typically unsecured, as are preferred and common equity interests, and this may involve a heightened level of risk, including a loss of principal or the loss of the entire investment.

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  Our investment policy is to invest, under normal circumstances, at least 80% of our total assets in securities of Energy companies. The revenues, income (or losses) and valuations of Energy companies can fluctuate suddenly and dramatically due to a number of environmental, regulatory, political and general market risks, which will impact our financial performance.

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  A decline in oil and natural gas prices for a prolonged period of time could have a material adverse effect on us.

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  Future disruptions or instability in capital markets could have a materially adverse effect on our business, financial condition and results of operations.

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  Uncertainty with respect to the financial stability of the United States and several countries in the European Union could have a significant adverse effect on our business, financial condition and results of operations.

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  The potential for FSEP II Advisor to earn incentive fees under the investment advisory and administrative services agreement may create an incentive for it to enter into investments that are riskier or more speculative than would otherwise be in our best interests, and, because the base management fee is based on the average weekly value of our gross assets, FSEP II Advisor may have an incentive to increase portfolio leverage in order to earn higher base management fees. In addition, because GSO will receive a portion of the advisory fees paid to FSEP II Advisor, GSO may have an incentive to recommend investments that are riskier or more speculative.

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  FSEP II Advisor, GSO and their affiliates, including our officers and some of our trustees, may face conflicts of interest as a result of compensation arrangements, time constraints and competition for investments, which they will attempt to resolve in a fair and equitable manner, but which may result in actions that are not in your best interests, such as the Company being unable to participate in or dispose of investments at appropriate times or favorable prices.

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  After satisfying the minimum offering requirement, the purchase price at which you purchase common shares will be determined at each weekly closing date. As a result, your purchase price may be higher than the prior weekly closing price per share, and therefore you may receive fewer common shares than if you had subscribed at the prior weekly closing price.

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  We may borrow funds to make investments. As a result, we would be exposed to the risks of borrowing, also known as leverage, which may be considered a speculative investment technique. Leverage increases the volatility of investments by magnifying the potential for gain and loss on amounts invested, therefore increasing the risks associated with investing in our securities.

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  Our portfolio investments, especially until we raise significant capital from this offering, may be concentrated in a limited number of portfolio companies, which would magnify the effect of any losses suffered by a few of these investments.

        See "Risk Factors" beginning on page 39 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common shares.

Potential Market Opportunity

        We expect that there are and will continue to be significant investment opportunities in income-oriented securities of privately held Energy companies within the United States that will provide attractive risk-adjusted returns compared to other types of investments.

        Recent volatility in the price of oil combined with reduced secondary market liquidity has resulted in lower prices and higher yields for broadly syndicated energy debt investments. From August 31, 2014, to December 31, 2014, the average yield to a 3-year maturity of broadly syndicated energy loans increased from 6.08% to 11.83%, as measured by the energy component of the Credit Suisse Leveraged Loan Index, and the average yield to worst of high yield energy bonds increased from 5.35% to 9.33%, as measured by the energy component of the Bank of America Merrill Lynch High Yield Index. The current energy commodity excess supply combined with China's cooling demand for commodities resulted in increasingly depressed oil prices to levels not seen in over six years. As of December 31, 2015, syndicated energy loans and high yield bonds yield 21.0% and 16.0%, respectively, the highest levels since 2008-2009. We believe that the debt securities of many of these energy companies are undervalued relative to our fundamental analysis and that the recent broad decline in energy credit prices has not taken into account company-by-company differences in hedging programs, cost structures and liquidity profiles. For example, certain upstream companies have hedged the majority of their 2015 and a portion of their 2016 expected oil and gas production at prices meaningfully higher than current levels. In addition, certain companies have demonstrated the ability to reduce costs through technological advances and many have options available to them to enhance liquidity in the event commodity prices remain depressed for a prolonged period of time. It is our view that by focusing our investments in the senior secured debt of companies with positive free cash flows, low cost structures, strong balance sheets and high-quality reserves, we can generate attractive risk-adjusted returns over the long-term, while protecting our downside in most commodity price environments.

        We also believe that the recent commodity price volatility has and will continue to disrupt the flow of credit from banks and the capital markets to energy companies, and that this disruption will create opportunities for us to increase our directly originated deal flow. In particular, we expect that private energy companies, which represent approximately 98% of all U.S. energy companies, will experience the most significant reduction in credit availability from traditional sources. At the same time, we see multiple factors which will necessitate additional and continued capital infusion for energy companies across all sub-sectors. Upstream companies, faced with falling commodity prices, may need additional liquidity to continue to fund their operations through the duration of the downturn. Midstream assets throughout the United States are aging and are not ideally located near new areas of development, requiring additional infrastructure to be built to ensure that supply reaches the market. Further, we believe that certain investment opportunities in the power sector could increase due to potential environmental regulations that are expected to impact fossil-fuel power generation, particularly coal generation, which itself comprises more than a third of the current U.S. power market. We expect such market dynamics across these sub-sectors will present a growing investment opportunity for us over the long-term.

        We believe that this large and varied asset class maintains attractive and distinct investment characteristics, including established hard asset values, high barriers to entry and steady distributions and attractive long-term growth profiles, which will allow us to provide superior risk-adjusted returns compared to other types of investments.

Characteristics of and Risks Related to Investments in Private Companies

        We intend to invest primarily in income-oriented securities of privately held Energy companies within the United States. Investments in private companies pose significantly greater risks than investments in public companies. First, private companies have reduced access to the capital markets, resulting in diminished capital resources and ability to withstand financial distress. As a result, these companies, which may present greater credit risk than public companies, may be unable to meet the obligations under their debt and equity securities that we anticipate holding. Second, the investments themselves may often be illiquid. The securities of most of the companies in which we intend to invest are not publicly traded or actively traded on the secondary market and are, instead, traded on a privately negotiated over-the-counter secondary market for institutional investors. In addition, we expect that most of our directly originated investments generally will not be traded on any secondary market and a trading market for such investments may not develop. The securities in which we may invest may also be subject to legal and other restrictions on resale. As such, we may have difficulty exiting an investment promptly or at a desired price prior to maturity or outside of a normal amortization schedule. These investments may also be difficult to value because little public information generally exists about private companies, requiring an experienced due diligence team to analyze and value the potential portfolio company. Finally, these companies often may not have third-party debt ratings or audited financial statements. We must therefore rely on the ability of FSEP II Advisor and/or GSO to obtain adequate information through their due diligence efforts to evaluate the creditworthiness of, and risks involved in investing in, these companies, and to determine the optimal time to exit an investment. These companies and their financial information will also generally not be subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and other rules and regulations that govern public companies that are designed to protect investors. See "Risk Factors—Risks Related to Our Investments—Investment strategies focused primarily on privately held companies present certain challenges, including the lack of available information about these companies."

Investment Strategies

        Our investment policy is to invest, under normal circumstances, at least 80% of our total assets in securities of Energy companies. This investment policy may not be changed without at least 60 days' prior notice to holders of our common shares of any such change. In accordance with the best interests of our shareholders, FSEP II Advisor will monitor our targeted investment mix as economic conditions evolve.

        When identifying prospective portfolio companies, we intend to focus primarily on the attributes set forth below, which we believe will help us generate higher total returns with an acceptable level of risk. While these criteria provide general guidelines for our investment decisions, we caution investors that, if we believe the benefits of investing are sufficiently strong, not all of these criteria necessarily will be met by each prospective portfolio company in which we choose to invest. These attributes are:

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  Deeply rooted asset value.  We intend to invest in companies that have significant asset value rather than speculative investments that rely solely on rising energy commodity prices, exploratory drilling success or factors beyond the control of a portfolio company. We intend to focus on Energy companies that have strong potential for enhancing asset value through factors within their control. Examples of these types of factors include operating cost reductions and revenue increases driven by improved operations of previously under-performing or under-exploited assets. Such investments are expected to have significant collateral coverage and downside protection irrespective of the broader economy.

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  Leading, defensible market positions.  We intend to invest in companies that have developed what we believe to be strong positions within their sub-sector and exhibit the potential to maintain sufficient cash flows and profitability to service our debt in a range of economic environments. We intend to seek companies that can protect their competitive advantages through scale, scope, customer loyalty, product pricing or product quality versus their competitors, thereby minimizing business risk and protecting profitability.

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  Proven management teams.  We intend to focus on companies that have what we believe to be experienced management teams with an established track record of success. We will typically require our portfolio companies to have proper incentives in place, which may include non-cash and performance-based compensation, to align management's goals with ours.

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  Commodity price management.  We will seek to invest in companies that appropriately manage their commodity price exposure through the use of hedging with highly rated counterparties, contracts such as power purchase agreements or tolling agreements and other instruments that seek to minimize the company's exposure to significant commodity price swings.

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  Potentially targeted allocation among various issuers and sub-sectors.  We intend to allocate our portfolio broadly among issuers and sub-sectors within the Energy Investment Universe, thereby attempting to reduce the risk of a downturn in any one company or sub-sector having a disproportionate adverse impact on the value of our portfolio.

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  Potentially viable exit strategy.  While we will attempt to invest in securities that may be sold in a privately negotiated over-the-counter market, providing us a means by which we may exit our positions, we expect that a large portion of our portfolio may not be sold on this secondary market. For any investments that are not able to be sold within this market, we intend to focus primarily on investing in companies whose business models and growth prospects offer attractive exit possibilities, including repayment of our investments, an initial public offering of equity securities, a merger, a sale or a recapitalization, in each case with the potential for capital gains.

        See "Investment Objectives and Strategy" for additional information regarding our investment strategies.

        In addition, in an order dated June 4, 2013, the SEC granted exemptive relief that, subject to the satisfaction of certain conditions, expands our ability to co-invest in certain privately negotiated investment transactions with our co-investment affiliates, which we believe will enhance our ability to further our investment objectives and strategies.

Potential Competitive Strengths

        We believe that we offer our investors the following potential competitive strengths:

        Global platform with seasoned investment professionals.    We believe that the breadth and depth of the experience of FSEP II Advisor's senior management team, together with the wider resources of GSO's investment team, which is dedicated to sourcing, structuring, executing, monitoring and harvesting a broad range of private investments, will provide us with a significant competitive advantage in sourcing and analyzing attractive investment opportunities worldwide.

        Potential long-term investment horizon.    Our potential long-term investment horizon will give us great flexibility, which we believe will allow us to maximize returns on our investments. We intend to invest using a longer-term focus, which we believe will provide us with the opportunity to increase total returns on invested capital, compared to other private company investment vehicles.

        GSO transaction sourcing capability.    FSEP II Advisor will seek to leverage GSO's significant access to transaction flow. GSO seeks to generate investment opportunities through syndicate and club deals (generally, investments made by a small group of investment firms), through relationships with investment banks, which may be exclusive to GSO, and, subject to regulatory constraints as discussed under "Regulation" and the allocation policies of GSO and its affiliates, as applicable, also through GSO's direct origination channels. GSO also has a significant trading platform, which, we believe, will allow us access to the secondary market for investment opportunities.

        Disciplined, income-oriented investment philosophy.    FSEP II Advisor and GSO intend to employ a conservative investment approach focused on credit performance and principal protection. This strategy is designed to maximize current income and minimize the risk of capital loss while maintaining the potential for long-term capital appreciation.

        Investment expertise across all levels of the corporate capital structure.    FSEP II Advisor and GSO believe that their broad expertise and experience investing at all levels of a company's capital structure will enable us to manage risk while affording us the opportunity for significant returns on our investments. We will attempt to capitalize on this expertise in an effort to produce and maintain an investment portfolio that will perform in a broad range of economic conditions. In addition, we will seek to leverage this broad-ranging capability to enable us to provide Energy companies with financing that most closely aligns with their particular capital needs. We believe that such flexibility is valuable to Energy companies and will provide us with a competitive advantage over other capital providers that are more limited in the securities in which they invest.

        See "Investment Objectives and Strategy—Potential Competitive Strengths" for a more detailed description of the competitive strengths we believe we offer our shareholders.

Multiple Share Classes

        We are initially offering Class T common shares and intend to offer Class A, Class D and Class I shares in the future, subject to obtaining a satisfactory exemptive order from the SEC, with each class having a different upfront sales load and fee and expense structure. We may offer additional classes of common shares in the future. We have applied for exemptive relief from the SEC with respect to the multiple share class structure described in this prospectus. In the event we obtain such relief, we will be required to comply with provisions that would not otherwise be applicable to us. The exemptive order may require us to supplement or amend the terms set forth in this prospectus, including the terms of the Class T shares offered hereby. See "Multiple Share Classes."

        Each class has distinct advantages and disadvantages for different investors. Determining which share class is best for you depends on the dollar amount you are investing and the number of years for which you invest. Based on your personal situation, your financial advisor can help you decide which class of common shares makes the most sense for you.

        Our Class A and Class T shares are subject to an upfront sales load of 5.20% and 2.20%, respectively, while our Class D and Class I shares are not subject to an upfront sales load. Our Class A, Class D and Class T shares are subject to an annual distribution fee of 0.80%, 0.50% and 1.40%, respectively, of the estimated value of such classes of common shares, as determined in accordance with applicable FINRA rules. Distribution fees will be paid pursuant to a distribution plan adopted by us. The annual distribution fee for Class T shares will begin to accrue on the first day of the first full calendar month following the Trigger Date. See "Plan of Distribution—Compensation of the Dealer Manager and Selected Broker-Dealers." If you wish to tender your Class A, Class D or Class T shares for repurchase by us prior to the fifth anniversary of the date such shares were purchased or, if such shares were Class T shares purchased prior to the Trigger Date, within the period from the date of purchase to five years from the date the distribution fee begins to accrue, such common shares may be subject to a contingent deferred sales charge payable to the dealer manager. See "Share Repurchase Program" for additional information regarding the contingent deferred sales charge and amounts that would be payable based on the period of time that a shareholder holds such common shares.

        Class T shares are available for purchase by investors meeting the suitability standards described herein. We expect our Class A shares to be available for purchase by investors meeting the suitability standards described herein and our Class D shares to be generally available for purchase by certain investors meeting the suitability standards described herein, including but not limited to, investors whose contract for investment advisory and related brokerage services includes a fixed or "wrap" fee or other asset-based fee arrangement.

        We expect our Class I shares to be available for purchase by (i) clients of financial intermediaries who charge such clients an ongoing fee for advisory, investment, consulting or related services, including individuals, corporations, endowments and foundations, (ii) family offices and their clients, (iii) certain other institutional investors, (iv) high net worth investors and (v) investors affiliated with FSEP II Advisor and its affiliates and other individuals designated by management. We expect Class I shares not to be available for purchase through an omnibus or similar intermediary account. The minimum permitted purchase of Class I shares is $500,000. Except for certain share ownership and transfer restrictions contained in our amended and restated declaration of trust, or the declaration of trust, there is no limit on the number of Class I shares that may be sold to such persons. We may make certain sales directly to these groups designated by management or the dealer manager without a participating broker-dealer. For such direct sales, the dealer manager will serve as the broker-dealer of record. FSEP II Advisor and its affiliates will be expected to hold their Class I shares purchased as shareholders for investment and not with a view towards distribution. Provided we offer Class I shares, a Class A, Class D and Class T share will convert into a Class I share upon the earliest of (i) a Class A, Class D or Class T share reaching the applicable sales charge cap, (ii) our dealer manager advising us that the aggregate underwriting compensation payable from all sources (determined in accordance with applicable FINRA rules) would be in excess of 10% of the gross proceeds of this offering and (iii) a liquidity event. If we do not receive an exemptive order satisfactory to us prior to the Trigger Date and therefore do not offer Class I shares, the distribution fee for all Class T shares will terminate upon the earliest of (i) any Class T share reaching the applicable sales charge cap, (ii) our dealer manager advising us that the aggregate underwriting compensation payable from all sources (determined in accordance with applicable FINRA rules) would be in excess of 10% of the gross proceeds of this offering and (iii) a liquidity event. See "—Compensation of the Dealer Manager and Selected Broker-Dealers."

Plan of Distribution

        This is a continuous public offering of our Class T shares as permitted by the federal securities laws. We intend to offer Class A, Class D and Class I shares in the future subject to obtaining a satisfactory exemptive order from the SEC, in which case we intend to file post-effective amendments to the registration statement of which this prospectus is a part, that will be subject to SEC review, to allow us to continue this offering for at least two years from the date of the effectiveness of the registration statement. This offering must be registered in every jurisdiction in which we offer or sell common shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling common shares in any jurisdiction in which our registration is not annually renewed or otherwise extended. The dealer manager is not required to sell any specific number or dollar amount of common shares but intends to use its best efforts to sell the common shares offered. The minimum permitted purchase is $5,000 in Class A, Class D or Class T shares, or $500,000 in Class I shares. Any minimum purchase amount may be waived in our sole discretion. Pursuant to this prospectus, we are required to raise at least $1.0 million, all of which must be from purchasers not affiliated with us or FSEP II Advisor, within one year from the date of this prospectus in order to satisfy the minimum offering requirement. Upon satisfying the minimum offering requirement, offering proceeds will be released to us and we will commence investment operations.

        We are currently offering our Class T common shares on a continuous basis at an initial public offering price of $10.60 per share. We intend to offer Class A, Class D and Class I shares on a continuous basis in the future, subject to obtaining a satisfactory exemptive order from the SEC. To the extent that the net asset value per share for a share class increases, we will sell at a price necessary to ensure that common shares of such class are not sold at a price per share, after deducting upfront selling commissions, if any, that is below the net asset value per share of the applicable class. In the event of a material decline in the net asset value per share, which we consider to be a 2.5% decrease below the then-current net offering price of the applicable class that persists for ten consecutive business days, we will reduce the offering price for each class of shares in order to establish a new net offering price that is not more than 2.5% above the net asset value per share for such class. Promptly following any such adjustment to the offering price per share, we will file a prospectus supplement with the SEC disclosing the adjusted offering price, and we will also post the updated information on our website at www.franklinsquare.com.

        FS2 will act as the dealer manager in connection with the sale of common shares registered in this offering. The dealer manager was formed in 2007 and is an affiliate of FSEP II Advisor. FS2 also serves as the dealer manager in connection with the continuous public offerings of shares by FS Energy and Power Fund, FS Investment Corporation III, FS Investment Corporation IV and the FSGCOF Offered Funds, and served as the dealer manager in connection with the continuous public offerings of shares by FS Investment Corporation and FS Investment Corporation II, which closed to new investors in May 2012 and March 2014, respectively. See "Plan of Distribution—Compensation of the Dealer Manager and Selected Broker-Dealers" for information regarding the fees payable to the dealer manager in this offering.

        To purchase Class T common shares in this offering, you must complete and sign a subscription agreement (in the form attached to this prospectus as Appendix A) for a specific dollar amount equal to or greater than $5,000, and pay such amount at the time of subscription. Prior to satisfying the minimum offering requirement, you will be directed to make your payment to "UMB Bank, N.A., as escrow agent for FS Energy and Power Fund II." Subsequent to satisfying the minimum offering requirement, you will be directed to make your payment to "FS Energy and Power Fund II." Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. Pending acceptance of your subscription, proceeds will be deposited into an account for your benefit. Subscriptions received prior to our satisfying the minimum offering requirement will be deposited into an interest-bearing account. See "—How to Subscribe."

Compensation of the Dealer Manager and Selected Broker-Dealers

        Except as otherwise described in this prospectus, the dealer manager will receive upfront selling commissions of up to 5.20% and 2.20% of the gross proceeds received on Class A and Class T shares sold in this offering, respectively, all or a portion of which is expected to be re-allowed to selected broker-dealers and financial representatives. No upfront selling commissions will be received on Class D or Class I shares. In consideration of the marketing and distribution of our common shares by the selected broker-dealers, our dealer manager or its affiliate will pay to selected broker-dealers at the time of sale additional selling commissions of up to 1.30% of gross proceeds received on Class A and Class T shares and a dealer manager concession of up to 1.25% of gross proceeds received on Class A, Class D and Class T shares. Such amounts paid by our dealer manager or its affiliate will not be paid by shareholders. With respect to Class T shares, we expect that selected broker-dealers and financial representatives will receive, through the upfront selling commissions, the additional selling commissions paid by the dealer manager or its affiliate and the reallowance of the distribution fees as described below, up to approximately 6.50% of the gross proceeds received on Class T shares sold in this offering. The dealer manager will not directly or indirectly pay or award any fees or commissions or other compensation to any person or entity engaged to sell our common shares or give investment advice to a potential shareholder except to a registered broker-dealer or other properly licensed agent for selling or distributing our common shares.

        Our Class T shares are subject to an annual distribution fee of 1.40% of the estimated value of such shares, as determined in accordance with applicable FINRA rules, which will begin to accrue on the first day of the first full calendar month following the Trigger Date. Our Class A and Class D shares are subject to an annual distribution fee of 0.80% and 0.50%, respectively, of the estimated value of such class of common shares, as determined in accordance with applicable FINRA rules. Distribution fees will be paid pursuant to a distribution plan adopted by us. See "Plan of Distribution—Compensation of the Dealer Manager and Selected Broker-Dealers." All or a portion of the distribution fee may be re-allowed to selected broker-dealers and financial representatives. The amount and timing of the reallowance will be based on such factors as the number of common shares sold by the selected broker-dealer, the assistance of the broker-dealer in marketing this offering and due diligence expenses incurred. The distribution fee is intended, in part, to compensate our affiliated dealer manager and its affiliates for paying certain amounts to advisors and selected broker-dealers at the time of purchase in connection with the distribution of our Class A, Class D and Class T shares, as well as for services rendered by our dealer manager and selected broker-dealers in connection with the ongoing marketing, sale and distribution of such common shares. The distribution fee will accrue daily and will be paid on a monthly basis. The distribution fee is payable with respect to all Class A, Class D and Class T shares, other than common shares issued under our distribution reinvestment plan. Class I shares are not subject to an annual distribution fee. The distribution fee will terminate for all Class A, Class D and Class T shareholders upon a liquidity event. In addition, we will stop paying the distribution fee with respect to any Class A or Class T share when the total underwriting compensation from the upfront sales load and distribution fee attributable to such common share equals 8.95% of gross offering proceeds. Similarly, we will stop paying the distribution fee with respect to any Class D share when the total underwriting compensation from the distribution fee attributable to such common share equals 2.50% of gross offering proceeds. We refer to these amounts as the sales charge cap. The sales charge cap applicable to certain common shares will be reduced by the amount of any upfront selling commission that is waived for such common shares. Provided we offer Class I shares, upon a Class A, Class D or Class T share reaching the applicable sales charge cap, such common share will be converted into a Class I share and will no longer be subject to an ongoing distribution fee. If we do not receive an exemptive order satisfactory to us prior to the Trigger Date and therefore do not offer Class I shares, the distribution fee for all Class T shares will terminate upon the earliest of (i) any Class T share reaching the applicable sales charge cap, (ii) our dealer manager advising us that the aggregate underwriting compensation payable from all sources (determined in accordance with applicable FINRA rules) would be in excess of 10% of the gross proceeds of this offering and (iii) a liquidity event.

        FINRA Rule 2310 provides that the maximum compensation payable from any source to FINRA members participating in an offering may not exceed 10% of gross offering proceeds, excluding proceeds received in connection with the issuance of shares through a distribution reinvestment plan. Payments collected by us in connection with the distribution fee, in addition to any upfront sales load, will be considered underwriting compensation for purposes of FINRA Rule 2310. The maximum aggregate underwriting compensation collected from payments of distribution fees, upfront selling commissions and contingent deferred sales charges, if any, and any other sources, including the reimbursement of training and education expenses, will not exceed 10% of the gross offering proceeds from the sale of shares in the primary offering. Our underwriting compensation will not exceed 10% of the gross offering proceeds from the sale of common shares in the primary offering.

        We will pay or reimburse costs of bona fide training and education meetings held by us (primarily the travel, meal and lodging costs of registered representatives of selling agents), attendance and sponsorship fees and cost reimbursement of employees of our dealer manager to attend seminars conducted by broker-dealers and legal fees for services provided in connection with this offering. Such payments are considered underwriting compensation in connection with this offering. All forms of non-cash compensation, as well as the aggregate difference between the price at which our sponsor purchased common shares and the price at which such common shares are offered to the public, will count towards the 10% limit on underwriting compensation.

Suitability Standards

        Pursuant to applicable state securities laws, our common shares offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means who have no need for liquidity in this investment. For the foreseeable future, there is not expected to be any public market for our common shares, which means that it may be difficult for shareholders to sell common shares. As a result, we have established suitability standards which require investors to have either (i) a net worth (not including home, furnishings and personal automobiles) of at least $70,000 and an annual gross income of at least $70,000, or (ii) a net worth (not including home, furnishings and personal automobiles) of at least $250,000. Our suitability standards also require that a potential investor: (1) can reasonably benefit from an investment in us based on such investor's overall investment objectives and portfolio structuring; (2) is able to bear the economic risk of the investment based on the prospective shareholder's overall financial situation; and (3) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the common shares, (d) the background and qualifications of FSEP II Advisor and GSO and (e) the tax consequences of the investment. We rely on the representations and other information provided by potential investors in the subscription agreement completed and signed by each such investor, as well as information provided by investors to the selected broker-dealers and other financial intermediaries through which we distribute our common shares, in determining whether such potential investors meet our suitability standards. For additional information, including special suitability standards for residents of certain jurisdictions, see "Suitability Standards."

How to Subscribe

        Investors who meet the suitability standards described herein may purchase our common shares. Investors seeking to purchase our common shares should proceed as follows:

  •
  Read this entire prospectus and any appendices and supplements accompanying this prospectus.

  •
  Complete the execution copy of the subscription agreement provided by your financial representative. A specimen copy of our subscription agreement, including instructions for completing it, is included in this prospectus as Appendix A.

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  Deliver the full purchase price of the common shares being subscribed for, along with the completed subscription agreement, to the selected broker-dealer or registered investment adviser. Prior to satisfying the minimum offering requirement, you will be directed to make your payment to "UMB Bank, N.A., as escrow agent for FS Energy and Power Fund II." Subsequent to satisfying the minimum offering requirement, you will be directed to make your payment to "FS Energy and Power Fund II." The initial minimum permitted purchase for Class A, Class D or Class T shares is $5,000, or $500,000 for Class I shares. After you have satisfied the applicable minimum purchase requirement, additional purchases must be made in increments of $500 in Class A, Class D or Class T shares, or $50,000 in Class I shares, except for purchases made pursuant to our distribution reinvestment plan.

  •
  By executing the subscription agreement and paying the total purchase price for the common shares subscribed for, each investor attests that he or she meets the suitability standards as stated in the subscription agreement and agrees to be bound by all of its terms.

        Subscriptions will be effective only upon our acceptance and we reserve the right to reject any subscription in whole or in part. Subscriptions generally will be accepted or rejected within 15 days of receipt by us, and, each investor will be generally admitted not later than the first weekly closing after the investor's subscription was accepted by us. If the investor's subscription is accepted, we will send confirmation and notice of our acceptance to the investor. If rejected, all funds (without interest) will be returned to subscribers without deduction for any expenses within ten business days from the date the subscription is rejected. We are not permitted to accept a subscription for our common shares until at least five business days after the date you receive a final prospectus.

        An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee.

        Pending our satisfaction of the minimum offering requirement, all subscription payments will be placed in an account held by our escrow agent, UMB Bank, N.A., in trust for our subscribers' benefit, pending release to us. If we do not raise gross offering proceeds of $1.0 million within one year of the date of this prospectus, we will promptly return all funds in the escrow account (including interest), and we will stop offering our common shares.

Estimated Use of Proceeds

        We intend to use substantially all of the proceeds from this offering, net of expenses, to make investments primarily in private U.S. Energy companies in accordance with our investment objectives and using the strategies described in this prospectus. We anticipate that the remainder will be used for working capital and general corporate purposes, including the payment of operating expenses. However, we have not established limits on the use of proceeds from this offering or the amount of funds we may use from available sources to make distributions to our shareholders. We will seek to invest the net proceeds received in this offering as promptly as practicable after receipt thereof. However, depending on market conditions and other factors, including the availability of investments that meet our investment objectives, we may be unable to invest such proceeds within the time period we anticipate. There can be no assurance we will be able to sell the maximum amount we are offering. If we sell only a portion of the amount we are offering, we may be unable to achieve our investment objectives or allocate our portfolio among various issuers and sub-sectors. Pending investment of the proceeds raised in this offering, we intend to invest the net proceeds primarily in cash, cash equivalents or short-term securities consistent with our BDC election and our election to be taxed as a RIC. See "Estimated Use of Proceeds."

Share Repurchase Program

        We do not currently intend to list our common shares on any securities exchange and do not expect a public market for them to develop in the foreseeable future. Therefore, shareholders should not expect to be able to sell their common shares promptly or at a desired price. See "Share Repurchase Program."

        Beginning with the first full calendar quarter following the date that we satisfy the minimum offering requirement, and on a quarterly basis thereafter, we intend to offer to repurchase common shares on such terms as may be determined by our board of trustees in its complete and absolute discretion unless, in the judgment of the independent trustees of our board of trustees, such repurchases would not be in the best interests of our shareholders or would violate applicable law. We intend to conduct such repurchase offers in accordance with the requirements of Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the 1940 Act. In months in which we repurchase common shares pursuant to our share repurchase program, we expect to conduct repurchases on the same date that we hold our first weekly closing in such month for the sale of common shares in this continuous public offering. Any offer to repurchase common shares will be conducted solely through tender offer materials mailed to each shareholder and is not being made through this prospectus.

        We currently intend to limit the number of common shares to be repurchased during any calendar year to the number of common shares we can repurchase with the proceeds we receive from the issuance of common shares under our distribution reinvestment plan. Because our distribution reinvestment plan is structured as an "opt in" program that requires shareholders to affirmatively elect to have their cash distributions reinvested in additional common shares, such requirement may contribute to the illiquidity of our common shares. At the discretion of our board of trustees, we may also use cash on hand, cash available from borrowings and cash from the liquidation of securities investments as of the end of the applicable period to repurchase common shares. In addition, beginning with the first full calendar quarter in the year following the date that we satisfy the minimum offering requirement, we will limit the number of common shares to be repurchased in any calendar year to 10.0% of the weighted average number of common shares outstanding in the prior calendar year, or 2.5% in each calendar quarter, though the actual number of common shares that we offer to repurchase may be less in light of the limitations noted above. Our board of trustees reserves the right, in its sole discretion, to limit the number of common shares to be repurchased for each class by applying the limitations on the number of common shares to be repurchased, noted above, on a per class basis. We intend to offer to repurchase common shares on each date of repurchase at the net offering price in effect for the applicable class as of the date of repurchase.

        If you wish to tender your common shares to be repurchased, you must either tender at least 25% of the common shares you have purchased or all of the common shares that you own. Class A, Class D and Class T shareholders who choose to tender only a portion of their common shares must maintain a minimum balance of $5,000 worth of Class A, Class D or Class T shares following a tender of common shares for repurchase, and Class I shareholders tendering only a portion of their shares must maintain a minimum balance of $50,000 worth of Class I shares following a tender of Class I shares for repurchase. If the amount of repurchase requests exceeds the number of common shares we seek to repurchase, we will repurchase common shares on a pro-rata basis. As a result, we may repurchase less than the full amount of common shares that you request to have repurchased. To the extent you seek to tender all of the common shares that you own and we repurchase less than the full amount of common shares that you request to have repurchased, you may maintain a balance of common shares of less than the minimum amount described above following such share repurchase. If we do not repurchase the full amount of your common shares that you have requested to be repurchased, or we determine not to make repurchases of our common shares, you may not be able to dispose of your common shares. Any periodic repurchase offers will be subject in part to our available cash and compliance with the RIC qualification and diversification rules promulgated under the Code. If you wish to tender your Class A, Class D or Class T shares for repurchase by us prior to the fifth anniversary of the date such shares were purchased or, if such shares were Class T shares purchased prior to the Trigger Date, within the period from the date of purchase to five years from the date the distribution fee begins to accrue, such common shares may be subject to a contingent deferred sales charge payable to the dealer manager. See "Share Repurchase Program" for additional information regarding the contingent deferred sales charge and amounts that would be payable based on the period of time that a shareholder holds such common shares.

        While we intend to conduct quarterly tender offers as described above, we are not required to do so and may amend, suspend or terminate the share repurchase program at any time. We intend to conduct our share repurchase program in compliance with criteria set forth in the December 19, 2013 SEC order granting limited exemption from Rule 102(a) of Regulation M under the Exchange Act to certain BDCs. See "Share Repurchase Program."

Liquidity Strategy

        We intend to seek to complete a liquidity event for our shareholders within five to seven years following the completion of our offering stage; however, the offering period may extend for an indefinite period if we obtain a satisfactory exemptive order from the SEC. Accordingly, shareholders should consider that they may not have access to the money they invest for an indefinite period of time until we complete a liquidity event. We will view our offering stage as complete as of the termination date of our most recent public equity offering if we have not conducted a public equity offering in any continuous two year period. We may determine not to pursue a liquidity event if we believe that then-current market conditions are not favorable for a liquidity event, and that such conditions will improve in the future. A liquidity event could include (1) a listing of our common shares on a national securities exchange, (2) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation or (3) a merger or another transaction approved by our board of trustees in which our shareholders likely will receive cash or shares of a publicly traded company, including potentially a company that is an affiliate of us. We refer to these scenarios as "liquidity events." In the event we offer multiple classes of common shares, upon the occurrence of a liquidity event, all Class A, Class D and Class T shares will automatically convert into Class I shares and the distribution fee will terminate. While our intention is to seek to complete a liquidity event within five to seven years following the completion of our offering stage, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable during that timeframe. In making a determination of what type of liquidity event is in the best interest of our shareholders, our board of trustees, including our independent trustees, may consider a variety of criteria, including, but not limited to, the allocation of our portfolio among various issuers and sub-sectors, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our common shares, internal management considerations and the potential for shareholder liquidity. If we determine to pursue a listing of our common shares on a national securities exchange in the future, at that time we may consider either an internal or an external management structure. As such, there can be no assurance that we will complete a liquidity event at all. In addition, shares of BDCs listed on a national securities exchange frequently trade at a discount to net asset value. If we determine to pursue a listing of our common shares on a national securities exchange, shareholders, including those who purchase common shares at the offering price, may experience a loss on their investment if they sell their shares at a time when our common shares are trading at a discount to net asset value. This risk is separate and distinct from the risk that our net asset value will decrease.

        Prior to the completion of a liquidity event, our share repurchase program may provide a limited opportunity for you to have your common shares repurchased, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the common shares being repurchased, and Class A, Class D and Class T shares may be subject to a contingent deferred sales charge. See "Share Repurchase Program" for a detailed description of our proposed share repurchase program.

Advisory Fees

        FSEP II Advisor and GSO will be compensated for their services. Pursuant to the investment advisory and administrative services agreement, after we meet the minimum offering requirement, FSEP II Advisor will be entitled to a fee consisting of two components—a base management fee and an incentive fee based on our performance. The base management fee will be payable quarterly in arrears and will be calculated at an annual rate of 2.0% of the average weekly value of our gross assets during such period.

        The incentive fee will consist of two parts. The first part of the incentive fee, which we refer to as the subordinated incentive fee on income, will be calculated and payable quarterly in arrears, will equal 20.0% of our "pre-incentive fee net investment income" for the immediately preceding quarter and will be subject to a hurdle rate, expressed as a rate of return on adjusted capital, equal to 1.625% per quarter, or an annualized hurdle rate of 6.5%. As a result, FSEP II Advisor will not earn this part of the incentive fee for any quarter until our pre-incentive fee net investment income for such quarter exceeds the hurdle rate of 1.625%. For purposes of this fee, "adjusted capital" means cumulative gross proceeds generated from sales of common shares (including proceeds from our distribution reinvestment plan) reduced for amounts paid for share repurchases pursuant to our share repurchase program. Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with paid-in-kind, or PIK, interest and zero coupon securities), accrued income that we have not yet received in cash. Once our pre-incentive fee net investment income in any quarter exceeds the hurdle rate, FSEP II Advisor will be entitled to a "catch-up" fee equal to the amount of pre-incentive fee net investment income in excess of the hurdle rate, until our pre-incentive fee net investment income for such quarter equals 2.031%, or 8.125% annually, of adjusted capital. This "catch-up" feature allows FSEP II Advisor to recoup the fees foregone as a result of the existence of the hurdle rate. Thereafter, FSEP II Advisor will be entitled to receive 20.0% of our pre-incentive fee net investment income.

        The second part of the incentive fee, which we refer to as the incentive fee on capital gains, will be determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory and administrative services agreement). This fee will equal 20.0% of our incentive fee capital gains, which will equal our realized capital gains on a cumulative basis from inception, will be calculated as of the end of the applicable period, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees. We will accrue for the capital gains incentive fee, which, if earned, will be paid annually. We will accrue the capital gains incentive fee based on net realized and unrealized gains; however, under the terms of the investment advisory and administrative services agreement, the fee payable to FSEP II Advisor will be based on realized gains and no such fee will be payable with respect to unrealized gains unless and until such gains are actually realized.

        Our board of trustees, including a majority of independent trustees, will oversee and monitor our investment performance and, beginning with the second anniversary of the effective date of the investment advisory and administrative services agreement, will annually review the investment advisory and administrative services agreement and the investment sub-advisory agreement, to determine, among other things, whether the fees payable under such agreements are reasonable in light of the services provided.

        See "Investment Advisory and Administrative Services Agreement—Overview of GSO" for a description of the investment sub-advisory agreement and the fees payable to GSO by FSEP II Advisor pursuant to such agreement.

Administration

        FSEP II Advisor will be reimbursed for administrative expenses it incurs on our behalf. See "Administrative Services."

Conflicts of Interest

        FSEP II Advisor, GSO and certain of their affiliates may experience conflicts of interest in connection with the management of our business affairs, including, but not limited to, the following:

  •
  The managers, officers and other personnel of FSEP II Advisor allocate their time between advising us and managing other investment activities and business activities in which they may be involved, including managing and operating FS Investment Corporation, FS Investment Corporation II, FS Investment Corporation III, FS Investment Corporation IV, FS Energy and Power Fund and FS Global Credit Opportunities Fund;

  •
  The compensation payable by us to FSEP II Advisor and other affiliates will be approved by our board of trustees consistent with the exercise of the requisite standard of care applicable to trustees under Delaware law and our declaration of trust and bylaws. Such compensation is payable, in most cases, whether or not our shareholders receive distributions;

  •
  We may compete with certain affiliates for investments, including FS Investment Corporation, FS Investment Corporation II, FS Investment Corporation III, FS Investment Corporation IV, FS Energy and Power Fund and FS Global Credit Opportunities Fund, subjecting FSEP II Advisor and its affiliates to certain conflicts of interest in evaluating the suitability of investment opportunities and making or recommending investments on our behalf;

  •
  Regardless of the quality of the assets acquired, the services provided to us or whether we make distributions to our shareholders, FSEP II Advisor and GSO will receive base management fees in connection with the management of our portfolio and may receive incentive fees in connection with the sale of our portfolio companies;

  •
  Because the dealer manager, FS2, is an affiliate of FSEP II Advisor, its due diligence review and investigation of us and this prospectus cannot be considered to be an independent review;

  •
  The personnel of GSO allocate their time between assisting FSEP II Advisor in identifying investment opportunities and making investment recommendations and performing similar functions for other business activities in which they may be involved, including in connection with GSO's role as investment sub-adviser to FS Energy and Power Fund and FS Global Credit Opportunities Fund, and in its capacity as parent of the investment sub-adviser to FS Investment Corporation, FS Investment Corporation II, FS Investment Corporation III and FS Investment Corporation IV;

  •
  We may compete with other funds managed by affiliates of GSO for investment opportunities, subjecting GSO and its affiliates to certain conflicts of interest in evaluating the suitability of investment opportunities and making or recommending investments to FSEP II Advisor;

  •
  From time to time, to the extent consistent with the 1940 Act and the rules and regulations promulgated thereunder, we and other clients for which FSEP II Advisor or GSO provide investment management services or carry on investment activities may make investments at different levels of an investment entity's capital structure or otherwise in different classes of an issuer's securities. These investments may give rise to inherent conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by us and such other clients;

  •
  FSEP II Advisor, GSO and their respective affiliates may give advice and recommend securities to other clients which may differ from advice given to, or securities recommended or bought for, us, even though their investment objectives may be similar to ours;

  •
  GSO and its affiliates may have existing business relationships or access to material, non-public information that would prevent GSO from recommending certain investment opportunities that would otherwise fit within our investment objectives;

  •
  FSEP II Advisor, GSO and their respective affiliates are not restricted from forming additional investment funds, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities may compete with us or may require substantial time and resources of FSEP II Advisor and GSO. Affiliates of GSO, whose primary business includes the origination of investments, engage in investment advisory business with accounts that compete with us. Affiliates of GSO have no obligation to make their originated investment opportunities available to us;

  •
  To the extent permitted by the 1940 Act and SEC staff interpretations, and subject to the allocation policies of FSEP II Advisor, GSO and any of their respective affiliates, as applicable, FSEP II Advisor, GSO and any of their respective affiliates may determine it is appropriate for us and one or more other investment accounts managed by FSEP II Advisor, GSO or any of their respective affiliates to participate in an investment opportunity. In an order dated June 4, 2013, the SEC granted exemptive relief to our affiliates, upon which we may rely, and which permits us, subject to the satisfaction of certain conditions, to co-invest in certain privately negotiated investment transactions with our co-investment affiliates. Any of these co-investment opportunities may give rise to conflicts of interest or perceived conflicts of interest among us and the other participating accounts. To mitigate these conflicts, FSEP II Advisor and/or GSO, as applicable, will seek to execute such transactions for all of the participating investment accounts, including us, on a fair and equitable basis and in accordance with their respective allocation policies, taking into account such factors as the relative amounts of capital available for new investments and the investment programs and portfolio positions of us, the clients for which participation is appropriate and any other factors deemed appropriate;

  •
  Our dealer manager and its affiliates will pay certain amounts to advisors and selected broker-dealers at the time of purchase in connection with the distribution of our Class A, Class D and Class T shares. The distribution fee will be payable by us to compensate our affiliated dealer manager and its affiliates for paying these amounts and for other expenses incurred by our dealer manager and selected broker-dealers in connection with the ongoing marketing, sale and distribution of such common shares. The distribution fee will terminate for all Class A, Class D and Class T shareholders upon a liquidity event. As such, FSEP II Advisor may have an incentive to delay a liquidity event if such amounts receivable by our dealer manager have not been fully paid. A delay in a liquidity event may not be in the best interests of our shareholders;

  •
  The entities in which we invest may be counterparties or participants in agreements, transactions or other arrangements with portfolio companies of other investment funds managed by GSO that, although GSO determines to be consistent with the requirements of such investment funds' governing agreements, may not have otherwise been entered into but for the affiliation with GSO, and which may involve fees and/or servicing payments to GSO-affiliated entities, subject to applicable law. For example, GSO may offer portfolio companies of its investment funds, including our portfolio companies, the opportunity to enter into agreements regarding group procurement (such as a group purchasing organization), benefits management, purchase of insurance policies (which may be pooled across portfolio companies and discounted due to scale)

    and other operational, administrative or management related matters from a third party or a GSO affiliate, and other similar operational initiatives that, subject to applicable law, may result in commissions or similar payments to GSO or its affiliates, including related to a portion of the savings achieved by the portfolio company; and

  •
  Employees of GSO may serve as directors or advisory board members of certain portfolio companies or other entities. In connection with such services and subject to applicable law, GSO may receive directors' fees or other similar compensation. Such amounts, which have not been, and are not expected to be, material, will not be passed through to us.

Reports to Shareholders

        Within 60 days after the end of each fiscal quarter, we will distribute our quarterly report on Form 10-Q to all shareholders of record and to the securities administrator in each jurisdiction in which we offer or sell securities. In addition, we will distribute our annual report on Form 10-K to all shareholders of record and to the securities administrator in each jurisdiction in which we offer or sell securities within 120 days after the end of each fiscal year. These reports will also be available on our website at www.franklinsquare.com and on the SEC's website at www.sec.gov. These reports should not be considered a part of or as incorporated by reference in this prospectus, or the registration statement of which this prospectus is a part, unless the prospectus or the registration statement is specifically amended or supplemented to include such reports. On a quarterly basis, we will send information to all shareholders of record regarding the sources of distributions paid to our shareholders in such quarter.

Distributions

        Subject to our board of trustees' discretion and applicable legal restrictions, we intend to authorize and declare ordinary cash distributions on either a weekly, semi-monthly or monthly basis and pay such distributions on either a monthly or quarterly basis beginning no later than the first calendar quarter after the month in which the minimum offering requirement is met. We will calculate each shareholder's specific distribution amount for the period using record and declaration dates and each shareholder's distributions will begin to accrue on the date we accept such shareholder's subscription for our common shares. The per share amount of distributions on Class A, Class D, Class T and Class I shares will differ because of different allocations of class-specific expenses. For example, distributions on Class A, Class D and Class T shares will be lower than on Class I shares because Class A, Class D and Class T shares are subject to an annual distribution fee for a period of time. In addition, the distribution fee for Class A, Class D and Class T shares will be different. From time to time, we may also pay special interim distributions in the form of cash or common shares at the discretion of our board of trustees. For example, our board of trustees may periodically declare share distributions in order to reduce the net asset value per share of a share class if necessary to ensure that we do not sell common shares of the applicable share class at a price per share, after deducting upfront selling commissions, if any, that is below the net asset value per share of the applicable class. The timing and amount of any future distributions to shareholders are subject to applicable legal restrictions and the sole discretion of our board of trustees.

        We may fund our cash distributions to shareholders from any sources of funds legally available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies and expense reimbursements from Franklin Square Holdings. We have not established limits on the amount of funds we may use from available sources to make distributions.

        We expect that for a period of time following commencement of this offering, which time period may be significant, substantial portions of our distributions will be funded through the reimbursement of certain expenses by Franklin Square Holdings and its affiliates, including through the waiver of certain investment advisory fees by FSEP II Advisor, that are subject to repayment by us within three years. The purpose of this arrangement is to ensure that no portion of our distributions to shareholders will be paid from offering proceeds or borrowings. Any such distributions funded through expense reimbursements or waivers of advisory fees will not be based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or Franklin Square Holdings and its affiliates continue to make such reimbursements or waivers of such fees. Our future repayments of amounts reimbursed or waived by Franklin Square Holdings or its affiliates will reduce the distributions that shareholders would otherwise receive in the future. There can be no assurance that we will achieve the performance necessary to be able to pay distributions at a specific rate or at all. Franklin Square Holdings and its affiliates, including FSEP II Advisor, have no obligation to waive advisory fees or otherwise reimburse expenses in future periods.

        During certain periods, our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from our continuous public offering. As a result, it is possible that a portion of the distributions we make will represent a return of capital. A return of capital generally is a return of shareholder's investment rather than a return of earnings or gains derived from our investment activities and will be made after deducting the fees and expenses payable in connection with our continuous public offering, including any fees payable to FSEP II Advisor. Moreover, a return of capital will generally not be taxable, but will reduce each shareholder's cost basis in our common shares, and will result in a higher reported capital gain or lower reported capital loss when the common shares on which such return of capital was received is sold. Each year, shareholders will be notified of the sources of our distributions (i.e., paid from ordinary income, paid from net capital gains on the sale of securities, and/or a return of capital). See "Material U.S. Federal Income Tax Considerations."

        We intend to make our ordinary distributions in the form of cash out of assets legally available for distribution, unless shareholders elect to receive distributions in additional common shares under our distribution reinvestment plan. Although distributions paid in the form of additional common shares will generally be subject to U.S. federal, state and local taxes in the same manner as cash distributions, shareholders who elect to participate in our distribution reinvestment plan will not receive any corresponding cash distributions with which to pay any such applicable taxes. Shareholders receiving distributions in the form of additional common shares will be treated as receiving a distribution in the amount of the fair market value of our common shares. If shareholders hold common shares in the name of a broker or financial intermediary, they should contact the broker or financial intermediary regarding their option to elect to receive distributions in additional common shares under our distribution reinvestment plan in lieu of cash.

Distribution Reinvestment Plan

        We have adopted an "opt in" distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional common shares. Purchases must be in the same class as the shares for which you received distributions that are being reinvested. Participants in our distribution reinvestment plan are free to elect to participate or terminate participation in the plan within a reasonable time as specified in the plan. If you do not elect to participate in the plan, you will automatically receive any distributions we declare in cash. For example, if our board of trustees authorizes, and we declare, a cash distribution, then if you have "opted in" to our distribution reinvestment plan you will have your cash distribution reinvested in additional common shares of the same class, rather than receiving the cash distribution. However, certain state authorities or regulators may impose restrictions from time to time that may prevent or limit a shareholder's ability to participate in our distribution reinvestment plan. You should contact your broker or financial intermediary regarding any such restrictions that may be applicable to your investment in common shares. We expect to coordinate distribution payment dates so that the same price that is used for the weekly closing date on or immediately following such distribution payment date will be used to calculate the price at which common shares are issued under our distribution reinvestment plan. In such case, your reinvested distributions will purchase common shares of a class at a price equal to the net offering price in effect for such class at the weekly closing conducted on the day of or immediately following the distribution payment date, and such price may represent a premium to the net asset value per share for such class. No upfront selling commissions or distribution fees will be assessed on common shares issued pursuant to our distribution reinvestment plan. See "Distribution Reinvestment Plan."

Taxation

        We have elected to be treated for U.S. federal income tax purposes, and intend to qualify annually, as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that we timely distribute each tax year as dividends to our shareholders. To maintain our qualification as a RIC and maintain RIC tax treatment, we must, among other things, meet certain source-of-income and asset diversification requirements and distribute to our shareholders, each tax year, dividends generally of an amount at least equal to 90% of our "investment company taxable income," which is generally the sum of our net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses, determined without regard to any deduction for dividends paid, or the Annual Distribution Requirement. See "Material U.S. Federal Income Tax Considerations."

Corporate Information

        Our principal executive offices are located at 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112. We maintain a website at www.franklinsquare.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

Emerging Growth Company Status

        We qualify as an "emerging growth company," as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as amended by the Jumpstart Our Business Startups Act, or the JOBS Act. Other than the confidential submission of draft registration statements, we do not intend to take advantage of the exemptions available to emerging growth companies, including those related to the scaled disclosure requirements and modified accounting standards created by the JOBS Act, which are otherwise available to such companies.

 FEES AND EXPENSES

        The following table is intended to assist shareholders in understanding the costs and expenses that a shareholder in this offering will bear directly or indirectly by investing in Class T shares. We caution shareholders that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by "you," "us" or "FS Energy and Power Fund II," or that "we" will pay fees or expenses, shareholders will indirectly bear such fees or expenses as investors in us.

	Class A	Class D	Class T	Class I
Shareholder transaction expenses (fees paid directly from your investment)
Maximum sales load imposed on purchases(1)	5.20%	None	2.20%	None
Maximum contingent deferred sales charge(2)	4.00%	2.50%	3.90%	None
Offering costs(3)	0.75%	0.75%	0.75%	0.75%
Annual operating expenses (as a percentage of average net assets attributable to common shares)(4)
Base management fee(5)	3.00%	3.00%	3.00%	3.00%
Incentive fees payable under our investment advisory and administrative services agreement(6)	See Note 6	See Note 6	See Note 6	See Note 6
Interest payments on borrowed funds(7)	1.50%	1.50%	1.50%	1.50%
Distribution fee(8)	0.80%	0.50%	1.40%	None
Other expenses(9)	0.99%	0.99%	0.99%	0.99%

Total annual expenses	6.29%	5.99%	6.89%	5.49%

(1)
"Sales load" includes upfront selling commissions. Amounts are presented as a percentage of gross offering proceeds.

(2)
Class A, Class D and Class T shares may be subject to a contingent deferred sales charge in the event that a shareholder tenders his or her common shares for repurchase by us prior to the fifth anniversary of the date such shares were purchased or, if such shares were Class T shares purchased prior to the Trigger Date, within the period from the date of purchase to five years from the date the distribution fee begins to accrue. Class I shares are not subject to a contingent deferred sales charge. The contingent deferred sales charge is payable on a declining annual basis and will be calculated based upon the lesser of the estimated value for such shares as of the date of repurchase and the public offering price at the time such shares were purchased. The maximum contingent deferred sales charge for Class A, Class D and Class T shares is 4.00%, 2.50% and 3.90%, respectively, which assumes a shareholder tendered his or her common shares prior to the first anniversary of the date such shares were purchased or, if such shares were Class T shares purchased prior to the Trigger Date, within the period from the date of purchase to the first anniversary from the date the distribution fee begins to accrue. See "Share Repurchase Program" for additional information regarding the contingent deferred sales charge and amounts that would be payable based on the period of time that a shareholder holds such common shares.

(3)
Amount reflects estimated offering costs to be paid by us of up to approximately $3.8 million if we raise $500.0 million in gross proceeds. Under the terms of the investment advisory and administrative services agreement, upon satisfaction of the minimum offering requirement, FSEP II Advisor will be entitled to receive up to 0.75% of gross proceeds raised in our continuous public offering until all organization and offering costs funded by FSEP II Advisor or its affiliates (including Franklin Square Holdings) have been recovered. The organization and offering expense reimbursement consists of costs incurred by FSEP II Advisor and its affiliates on our behalf for legal, accounting, printing and other offering costs, including costs associated with technology integration between our systems and those of our selected broker-dealers, marketing expenses, salaries and direct expenses of FSEP II Advisor's employees, employees of its affiliates and others while engaged in registering and marketing our common shares, which will include development of marketing materials and presentations, training and educational meetings and generally coordinating the marketing process for us. Any such reimbursements will not exceed actual expenses incurred by FSEP II Advisor. FSEP II Advisor will be responsible for the payment of our cumulative organization and offering costs to the extent they exceed 0.75% of the aggregate proceeds from this offering, without recourse against or reimbursement by us.

(4)
Assumes that we sell $500.0 million worth of our common shares during the following twelve months, which includes $25.0 million of Class A shares, $15.0 million of Class D shares, $450.0 million of Class T shares and $10.0 million of Class I shares. The table also assumes that our net offering proceeds from such sales equal approximately $485.1 million, that our average net assets during such period equal one-half of the net offering proceeds, or approximately $242.6 million based on our current net assets of $200,000, and that we borrow funds equal to 50% of our average net assets during such period, or approximately $121.3 million. Actual expenses will depend on the number of common shares we sell in this offering and the amount of leverage we employ. For example, if we were to raise proceeds significantly less than this amount over the next twelve months, our expenses as a percentage of our average net assets would be significantly higher. There can be no assurance that we will sell $500.0 million worth of our common shares during the following twelve months.

(5)
Our base management fee under the investment advisory and administrative services agreement will be payable quarterly in arrears, and will be calculated at an annual rate of 2.0% of the average weekly value of our gross assets during such period, which are assumed to equal 150% of our average net assets as described in Note (4) above. The figure in the table is calculated on the basis of our assumed average net assets over the following twelve months and illustrates the effect of leverage. See "Investment Advisory and Administrative Services Agreement—Overview of FSEP II Advisor—Advisory Fees." The base management fee shown in the table above is higher than the contractual rate because the base management fee in the table is required to be calculated as a percentage of our average net assets, rather than the average weekly value of our gross assets.

(6)
Based on our current business plan, we anticipate that we may have capital gains and interest income that could result in the payment of an incentive fee to FSEP II Advisor in the following twelve months. However, the incentive fee payable to FSEP II Advisor is based on our performance and will not be paid unless we achieve certain performance targets. As we cannot predict whether we will meet the necessary performance targets, we have assumed that no incentive fee will be paid for purposes of this chart. We expect the incentive fees we pay to increase to the extent we earn greater interest income through our investments in portfolio companies, and realize capital gains upon the sale of investments in our portfolio companies.

The incentive fee will consist of two parts. The first part of the incentive fee, which we refer to as the subordinated incentive fee on income, will be calculated and payable quarterly in arrears based upon our "pre-incentive fee net investment income" for the immediately preceding quarter and will be subject to a hurdle rate, expressed as a rate of return on adjusted capital equal to 1.625% per quarter, or an annualized hurdle rate of 6.5%. For purposes of this fee, "adjusted capital" means cumulative gross proceeds generated from sales of common shares (including proceeds from our distribution reinvestment plan) reduced for amounts paid for share repurchases pursuant to our share repurchase program. Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with PIK interest and zero coupon securities), accrued income that we have not yet received in cash. Because the example below assumes a 5.0% annual return, as required by the SEC, no subordinated incentive fee on income would be payable in the following twelve months.

  The second part of the incentive fee, which we refer to as the incentive fee on capital gains, will be determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory and administrative services agreement). This fee will equal 20.0% of our incentive fee capital gains, which will equal our realized capital gains on a cumulative basis from inception, will be calculated as of the end of the applicable period, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees. See "Investment Advisory and Administrative Services Agreement—Overview of FSEP II Advisor—Advisory Fees" for a full explanation of how both parts of the incentive fee are calculated.

(7)
We may borrow funds to make investments, including before we have fully invested the initial proceeds of this offering. To the extent that we determine it is appropriate to borrow funds to make investments, the costs associated with such borrowing will be indirectly borne by our shareholders. The figure in the table assumes we borrow for investment purposes an amount equal to 50% of our average net assets (including such borrowed funds) during such period and that the annual interest rate on the amount borrowed is 3.0%.

  Our ability to incur leverage during the following twelve months depends, in large part, on the amount of money we are able to raise through the sale of common shares registered in this offering and capital markets conditions. Because the base management fee will be based on the average weekly value of our gross assets, our use of leverage will increase the base management fee paid to FSEP II Advisor.

(8)
Percentages reflect an annual distribution fee of 0.80%, 0.50% and 1.40% of the estimated net proceeds we will receive for our Class A, Class D and Class T shares, respectively. Class I shares are not subject to an annual distribution fee. The distribution fee will accrue daily and be paid monthly, and for Class T shares, will begin on the first day of the first full calendar month following the Trigger Date. The distribution fee is intended, in part, to compensate our affiliated dealer manager and its affiliates for paying certain amounts to advisors and selected broker-dealers at the time of purchase in connection with the distribution of our Class A, Class D and Class T shares, as well as for services rendered by our dealer manager and selected broker-dealers in connection with the ongoing marketing, sale and distribution of such common shares. The distribution fee is payable by us with respect to our Class A, Class D and Class T shares. See "Plan of Distribution" for a more complete description of the compensation paid to the dealer manager and others affiliated with the sale of shares.

(9)
Other expenses primarily include accounting, legal and auditing fees, as well as the reimbursement of the compensation of administrative personnel and fees payable to our trustees who do not also serve in an executive officer capacity for us or FSEP II Advisor. The amount presented in the table reflects estimated amounts we expect to pay during the twelve months following the commencement of our operations and does not include preferred pricing arrangements we may receive from certain parties as a newly formed entity.

Example

        The following examples demonstrate the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common shares. In calculating the following expense amounts, we have assumed that our annual operating expenses would remain at the percentage levels set forth in the table above, except that the investment would reach the applicable sales charge cap within five years and therefore the distribution fee will terminate within five years from the date of purchase. See "Plan of Distribution—Compensation of the Dealer Manager and Selected Broker-Dealers."

        You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return (none of which is subject to our incentive fee on capital gains):(1)

Class	1 Year	3 Years	5 Years	10 Years
Class A: if you did not sell your shares	$118	$234	$346	$585
Class A: if you sold all your shares at the end of the period	$155	$255	$353	$585
Class D: if you did not sell your shares	$67	$183	$297	$554
Class D: if you sold all your shares at the end of the period	$91	$198	$302	$554
Class T: if you did not sell your shares	$96	$224	$348	$588
Class T: if you sold all your shares at the end of the period	$133	$246	$355	$588
Class I	$62	$170	$277	$539

        You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return resulting entirely from net realized capital gains:(2)

Class	1 Year	3 Years	5 Years	10 Years
Class A: if you did not sell your shares	$127	$258	$383	$645
Class A: if you sold all your shares at the end of the period	$164	$279	$390	$645
Class D: if you did not sell your shares	$76	$209	$338	$618
Class D: if you sold all your shares at the end of the period	$101	$223	$342	$618
Class T: if you did not sell your shares	$105	$249	$386	$648
Class T: if you sold all your shares at the end of the period	$142	$270	$392	$648
Class I	$71	$196	$318	$606

(1)
Assumes that we will not realize any capital gains computed net of all realized capital losses and unrealized capital depreciation on any cumulative basis in any of the indicated time periods.

(2)
Assumes no unrealized capital depreciation.

        The example and the expenses in the tables above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown. Because the example assumes, as required by the SEC, a 5.0% annual return, no subordinated incentive fee on income would be accrued and payable in any of the indicated time periods. Our performance will vary and may result in a return greater or less than 5.0%. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our expenses, and returns to our shareholders, would be higher. See "Plan of Distribution" for additional information regarding shareholder transaction expenses.

 QUESTIONS AND ANSWERS ABOUT THIS OFFERING

        Set forth below are some of the more frequently asked questions and answers relating to our structure, our management, our business and an offering of this type. See "Prospectus Summary" and the remainder of this prospectus for more detailed information about our structure, our business and this offering.

Q:
What is a "BDC"?

A:
BDCs are closed-end funds that elect to be regulated as business development companies under the 1940 Act. As such, BDCs are subject to only certain provisions of the 1940 Act, as well as the Securities Act and the Exchange Act. BDCs make investments primarily in private or thinly traded public companies in the form of long-term debt or equity capital, with the goal of generating current income and/or capital growth. BDCs can be internally or externally managed and generally elect to be taxed as RICs for U.S. federal income tax purposes.

Q:
What is a "RIC"?

A:
A "RIC" is a regulated investment company under Subchapter M of the Code. A RIC generally does not have to pay corporate level U.S. federal income taxes on any ordinary income or capital gains that it timely distributes each tax year as dividends to its shareholders. To qualify for and maintain qualification as a RIC, a company must, among other things, meet certain source-of-income and asset diversification requirements. In addition, in order to obtain RIC tax treatment, a company must distribute to its shareholders, each tax year, dividends generally of an amount at least equal to 90% of its "investment company taxable income," which is generally the sum of its net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses, determined without regard to any deduction for dividends paid. See "Material U.S. Federal Income Tax Considerations" for more information regarding RICs.

Q:
Who will choose which investments to make?

A:
All investment decisions will be made by FSEP II Advisor and will require the unanimous approval of its investment committee. The members of FSEP II Advisor's investment committee are Messrs. Forman, Stahlecker, Klehr and Coleman. Pursuant to an investment sub-advisory agreement with FSEP II Advisor, GSO acts as our investment sub-adviser, and will make investment recommendations for our benefit to FSEP II Advisor. Our board of trustees, including a majority of independent trustees, will oversee and monitor our investment performance and, beginning with the second anniversary of the effective date of the investment advisory and administrative services agreement, will annually review the investment advisory and administrative services agreement and the investment sub-advisory agreement to determine, among other things, whether the fees payable under such agreements are reasonable in light of the services provided.

Q:
What is the experience of FSEP II Advisor and GSO?

A:
Our investment activities will be managed by FSEP II Advisor, which will oversee the management of our activities, and GSO, which will assist with the day-to-day management of our investment operations. FSEP II Advisor is an affiliate of Franklin Square Holdings. We believe FSEP II Advisor's senior management team has significant experience across private lending and private equity investing, including experience advising and managing BDCs through their management of the investment advisers to other BDCs and closed-end funds. See "Management" for more information on the experience of the members of the senior management team.

  From 2005 through 2015, funds managed by GSO have invested over $16.0 billion in Energy companies. As our investment sub-adviser, GSO will utilize its experience in Energy investing and will make recommendations to FSEP II Advisor in a manner that is consistent with its existing investment and monitoring processes. See "Investment Advisory and Administrative Services Agreement—Overview of GSO" for more information on GSO.

Q:
How does a "best efforts" offering work?

A:
When common shares are offered to the public on a "best efforts" basis, the broker-dealers and other financial representatives participating in the offering are only required to use their best efforts to sell our common shares. Broker-dealers and other financial representatives do not have a firm commitment or obligation to purchase any of the common shares.

Q:
How long will this offering last?

A:
This is a continuous public offering of our common shares as permitted by the federal securities laws. To the extent we receive a satisfactory exemptive order, we intend to file post-effective amendments to the registration statement of which this prospectus is a part, that will be subject to SEC review, to allow us to continue this offering for at least two years from the date of the effectiveness of the registration statement. This offering must be registered in every jurisdiction in which we offer or sell common shares. Generally, such registrations are valid for a period of one year. Thus, we may have to stop selling common shares in any jurisdiction in which our registration is not annually renewed or otherwise extended. Your ability to purchase common shares and submit common shares for repurchase will not be affected by the expiration of this offering and the commencement of a new one.

Q:
What happens if the minimum offering requirement is not satisfied?

A:
We will not sell any shares unless we raise net offering proceeds of at least $1.0 million, all of which must be from persons who are not affiliated with us or FSEP II Advisor within one year from the date of this prospectus. Purchases by our trustees, officers and any affiliates of us or FSEP II Advisor will not count toward meeting this minimum threshold. Pending satisfaction of this minimum offering requirement, all subscription payments will be placed in an account held by the escrow agent, UMB Bank, N.A., in trust for our subscribers' benefit, pending release to us. If the minimum offering requirement is not satisfied within one year of the date of this prospectus, we will promptly return all funds in the escrow account (including interest) to subscribers, and we will stop offering shares. We will not deduct any fees if we return funds from the escrow account. If we satisfy the minimum offering requirement, the proceeds held in escrow, plus interest, will be released to us. See "Plan of Distribution."

Q:
What are some of the material risks of investing in us?

A:
This is our initial public offering. We have not identified any specific investments that we will make with the proceeds of this offering, and therefore you will not have the opportunity to evaluate our future investments prior to purchasing our common shares. You may not have access to the money you invest for an indefinite period of time. You should not expect to be able to sell your common shares regardless of how we perform. If you are unable to sell your common shares, you will be unable to reduce your exposure on any market downturn. If you are able to sell your common shares before we complete a liquidity event, it is likely that you will receive less than you paid for them. Our distributions may be funded, directly or indirectly, from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. Any capital returned to you through distributions will be distributed after payment of fees and expenses. You should carefully review the "Risk Factors" section of this prospectus which contains a detailed discussion of the material risks that you should consider before you invest in common shares.

Q:
What conflicts of interest may we face?

A:
FSEP II Advisor, GSO and certain of their affiliates may experience various conflicts of interest in connection with the management of our business affairs. See "Prospectus Summary—Conflicts of Interest."

Q:
Will I receive a share certificate?

A:
No. Our board of trustees has authorized the issuance of our common shares without certificates. We expect that we will not issue common shares in certificated form, although we may decide to issue certificates at such time, if ever, as we list our common shares on a national securities exchange. We anticipate that all of our common shares will be issued in book-entry form only. The use of book-entry registration protects against loss, theft or destruction of share certificates and reduces the offering costs.

Q:
Who can buy common shares in this offering?

A:
While the minimum net worth and investment levels may be higher in certain jurisdictions, unless otherwise indicated, you may buy our common shares pursuant to this prospectus if you have either (1) a net worth of at least $70,000 and an annual gross income of at least $70,000, or (2) a net worth of at least $250,000. For this purpose, net worth does not include your home, home furnishings and personal automobiles. Our suitability standards also require that a potential investor: (i) can reasonably benefit from an investment in us based on such investor's overall investment objectives and portfolio structuring; (ii) is able to bear the economic risk of the investment based on the prospective shareholder's overall financial situation; and (iii) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the common shares, (d) the background and qualifications of FSEP II Advisor and GSO and (e) the tax consequences of the investment.

  Class T shares are available for purchase by investors meeting the suitability standards described herein. We expect our Class A shares to be available for purchase by investors meeting the suitability standards described herein and our Class D shares to be generally available for purchase by certain investors meeting the suitability standards described herein, including but not limited to, investors whose contract for investment advisory and related brokerage services includes a fixed or "wrap" fee or other asset-based fee arrangement.

  We expect Class I shares to be available for purchase by (i) clients of financial intermediaries who charge such clients an ongoing fee for advisory, investment, consulting or related services, including individuals, corporations, endowments and foundations, (ii) family offices and their clients, (iii) certain other institutional investors, (iv) high net worth investors and (v) investors affiliated with FSEP II Advisor and its affiliates and other individuals designated by management. We expect Class I shares not to be available for purchase through an omnibus or similar intermediary account. The minimum permitted purchase of Class I shares is $500,000. Except for certain share ownership and transfer restrictions contained in our declaration of trust, there is no limit on the number of Class I shares that may be sold to such persons. We may make certain sales directly to these groups designated by management or the dealer manager without a participating broker-dealer. For such direct sales, the dealer manager will serve as the broker-dealer of record. FSEP II Advisor and its affiliates will be expected to hold their Class I shares purchased as shareholders for investment and not with a view towards distribution. Provided we offer Class I shares, a Class A, Class D and Class T share will convert into a Class I share upon the earliest of (i) a Class A, Class D or Class T share reaching the applicable sales charge cap, (ii) our dealer manager advising us that the aggregate underwriting compensation payable from all sources (determined in accordance with applicable FINRA rules) would be in excess of 10% of the gross proceeds of this offering, and (iii) a liquidity event. If we do not receive an exemptive order satisfactory to us prior to the Trigger Date and therefore do not offer Class I shares, the distribution fee for all Class T shares will terminate upon the earliest of (i) any Class T share reaching the applicable sales charge cap, (ii) our dealer manager advising us that the aggregate underwriting compensation payable from all sources (determined in accordance with applicable FINRA rules) would be in excess of 10% of the gross proceeds of this offering, and (iii) a liquidity event. See "—Compensation of the Dealer Manager and Selected Broker-Dealers."

  Generally, you must purchase at least $5,000 in our Class A, Class D or Class T shares, or $500,000 in our Class I shares. After you have satisfied the applicable minimum purchase requirement, additional purchases of Class A, Class D or Class T shares must be in increments of at least $500, and additional purchases of Class I shares must be in increments of at least $50,000, except for purchases made pursuant to our distribution reinvestment plan. These minimum net worth and investment levels may be higher in certain states, so you should carefully read the more detailed description under "Suitability Standards."

  Our affiliates may also purchase our common shares. The upfront selling commission that is payable by certain shareholders in this offering may be reduced or waived for certain purchasers, including our affiliates.

Q:
How do I subscribe for common shares?

A:
If you meet the suitability standards and choose to purchase common shares in this offering, you will need to (1) complete a subscription agreement, the form of which is attached to this prospectus as Appendix A, and (2) pay for the common shares at the time you subscribe. We reserve the right to reject any subscription in whole or in part. Subscriptions generally will be accepted or rejected within 15 days of receipt by us, and, each investor will be generally admitted not later than the first weekly closing after the investor's subscription was accepted by us. If the investor's subscription is accepted, we will send confirmation and notice of our acceptance to the investor. If rejected, all funds (without interest) will be returned to subscribers without deduction for any expenses within ten business days from the date the subscription is rejected.

Q:
Is there any minimum initial investment required?

A:
Yes. To purchase Class A, Class D or Class T shares in this offering, you must make an initial purchase of at least $5,000. Once you have satisfied the minimum initial purchase requirement, any additional purchases of our Class A, Class D or Class T shares in this offering must be in amounts of at least $500, except for additional purchases pursuant to our distribution reinvestment plan. To purchase Class I shares in this offering, you must make an initial purchase of at least $500,000. Once you have satisfied the minimum initial purchase requirement, any additional purchases of our Class I shares in this offering must be in amounts of at least $50,000, except for additional purchases pursuant to our distribution reinvestment plan. Any minimum purchase amount may be waived in our sole discretion. See "Plan of Distribution."

Q:
Can I invest through my IRA, Keogh or after-tax deferred account?

A:
Yes, subject to the suitability standards. An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee. Please be aware that in purchasing common shares, custodians or trustees of employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by the Employee Retirement Income Security Act of 1974, as amended, or ERISA, or other applicable laws and to the prohibited transaction rules prescribed by ERISA and related provisions of the Code. In addition, prior to purchasing common shares, the trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law. See "Suitability Standards" for more information.

Q:
What kinds of fees will I be paying?

A:
There are two kinds of fees that our investors may incur. First, there are shareholder transaction expenses that consist of a one-time, upfront selling commission and organization and offering costs, each of which is calculated as a percentage of the public offering price. Our Class A, Class D and Class T shares may also be subject to a contingent deferred sales charge. See "Share Repurchase Program." Second, our investors will bear the recurring fees and expenses payable by us. As an externally managed BDC, we will incur various recurring expenses, including base management fees, incentive fees and administrative costs, that are payable under the investment advisory and administrative services agreement. Our investors also incur our direct expenses, including administrative expenses and other expenses incurred by us relating to our ongoing operations. In addition, our Class A, Class D and Class T shares will be subject to a distribution fee. See "Fees and Expenses," "Investment Advisory and Administrative Services Agreement" and "Multiple Share Classes" for more information.

Q:
What is the difference among the four classes of shares?

A:
Certain share classes are only available for certain types of investors, and Class I shares have a different minimum investment amount than the other classes of common shares. See "Multiple Share Classes." In addition, each share class has a different upfront sales load and fee and expense structure, and may have distinct advantages and disadvantages for different investors. Determining which share class is best for you depends on the dollar amount you are investing and the number of years for which you invest. Selected broker-dealers may elect to offer, or refrain from offering, one or more of our classes of common shares. Based on your personal situation, your financial advisor can help you decide which class of shares makes the most sense for you. See "Fees and Expenses," "Distributions," "Multiple Share Classes" and "Share Repurchase Program" for more information.

Q:
How will the payment of fees and expenses affect my invested capital?

A:
The payment of fees and expenses will reduce the funds available to us for investment in portfolio companies and the income generated by the portfolio as well as funds available for distribution to shareholders. The payment of fees and expenses will also reduce the net asset value of your common shares.

Q:
Will the distributions I receive be taxable?

A:
Cash distributions by us generally will be taxable to U.S. shareholders as ordinary income or capital gains. Distributions of our "investment company taxable income" (which is, generally, our net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. shareholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional common shares. Under current law, to the extent such distributions paid by us to non-corporate shareholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions, or Qualifying Dividends, may be eligible for a current maximum tax rate of either 15% or 20%, depending on whether the shareholder's income exceeds certain threshold amounts. In this regard, it is anticipated that distributions paid by us generally will not be attributable to dividends and, therefore, generally will not qualify for the preferential maximum rate applicable to Qualifying Dividends or for the corporate dividends received deduction. Distributions of our net capital gains (which is generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly designated by us as "capital gain dividends" will be taxable to a U.S. shareholder as long-term capital gains that are currently generally taxable at a maximum rate of either 15% or 20% (depending on whether the shareholder's income exceeds certain threshold amounts) in the case of individuals, trusts or estates, regardless of a U.S. shareholder's holding period for his, her or its common shares and regardless of whether paid in cash or reinvested in additional common shares. Distributions in excess of our earnings and profits first will reduce a U.S. shareholder's adjusted tax basis in such shareholder's common shares and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. shareholder.

Q:
When will I get my detailed tax information?

A:
We will send to each of our U.S. shareholders, within 75 days after the end of our fiscal year, a notice detailing, on a per share and per distribution basis, the amounts to be included in such U.S. shareholder's taxable income for such year as ordinary income and as long-term capital gains.

Q:
Will I be notified on how my investment is doing?

A:
Within 60 days after the end of each fiscal quarter, we will distribute our quarterly report on Form 10-Q to all shareholders of record. In addition, we will distribute our annual report on Form 10-K to all shareholders of record within 120 days after the end of each fiscal year. These reports will also be available on our website at www.franklinsquare.com and on the SEC's website at www.sec.gov. These reports should not be considered a part of or as incorporated by reference in this prospectus, or the registration statement of which this prospectus is a part, unless this prospectus or such registration statement is specifically amended or supplemented to include such reports.

Q:
Will I be able to sell my common shares in a secondary market?

A:
We do not currently intend to list our common shares on an exchange and do not expect a public trading market to develop for them in the foreseeable future. Because of the lack of a trading market for our common shares, it is unlikely that holders of common shares will be able to sell their common shares. If you are able to sell your common shares, it is likely that you will have to sell them at a significant discount to the purchase price of your common shares.

Q:
Are there any restrictions on the transfer of common shares?

A:
No. Except as may be provided by our board of trustees in setting the terms of classified or reclassified shares, or as set forth under the terms of our Class A, Class D, Class T and Class I common shares described in "Multiple Share Classes," each class of our common shares will have no preemptive, exchange, conversion or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. However, we do not currently intend to list our common shares on an exchange and do not expect a public trading market to develop for them in the foreseeable future. We intend to implement a share repurchase program, but only a limited number of common shares will be eligible for repurchase by us. In addition, any such repurchases will be at the net offering price in effect for the applicable share class as of the date of repurchase. If you wish to tender your Class A, Class D or Class T shares for repurchase by us prior to the fifth anniversary of the date such shares were purchased or, if such shares were Class T shares purchased prior to the Trigger Date, within the period from the date of purchase to five years from the date the distribution fee begins to accrue, such common shares may be subject to a contingent deferred sales charge. See "Share Repurchase Program" for additional information regarding the contingent deferred sales charge and amounts that would be payable based on the period of time that a shareholder holds such common shares. As a result, your ability to sell your common shares will be limited and you may not receive a full return of invested capital upon selling your common shares. We will not charge for transfers of our common shares except for necessary and reasonable costs actually incurred by us. See "Risk

  Factors—Risks Related to Our Continuous Public Offering and an Investment in Our Common Shares."

Q:
Will I otherwise be able to liquidate my investment?

A:
We intend to seek to complete a liquidity event for our shareholders within five to seven years following the completion of our offering stage; however, the offering period may extend for an indefinite period if we obtain a satisfactory exemptive order from the SEC. Accordingly, shareholders should consider that they may not have access to the money they invest for an indefinite period of time until we complete a liquidity event. We will view our offering stage as complete as of the termination date of our most recent public equity offering, if we have not conducted a public equity offering in any continuous two year period. We may determine not to pursue a liquidity event if we believe that then-current market conditions are not favorable for a liquidity event, and that such conditions will improve in the future. A liquidity event could include: (1) a listing of our common shares on a national securities exchange; (2) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation; or (3) a merger or another transaction approved by our board of trustees in which our shareholders likely will receive cash or shares of a publicly traded company, including potentially a company that is an affiliate of us. Provided we offer Class I shares, upon the occurrence of a liquidity event, all Class A, Class D and Class T shares will automatically convert into Class I shares and the distribution fee will terminate. While our intention is to seek to complete a liquidity event within five to seven years following the completion of our offering stage, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable during that timeframe. As such, there can be no assurance that we will complete a liquidity event at all.

Q:
Who can help answer my questions?

A:
If you have more questions about this offering or if you would like additional copies of this prospectus, you should contact your financial representative or the dealer manager at:

FS2 Capital Partners, LLC
201 Rouse Boulevard
Philadelphia, PA 19112
(877) 372-9880
Attention: Investor Services

 RISK FACTORS

        This is our initial public offering. Investing in our common shares involves a number of significant risks. In addition to the other information contained in this prospectus, you should consider carefully the following information before making an investment in our common shares. If any of the following events occur, our business, financial condition and results of operations could be materially and adversely affected. In such case, the net asset value of our common shares could decline, and you may lose all or part of your investment.

Risks Related to Our Continuous Public Offering and an Investment in Our Common Shares

Our common shares will not be listed on an exchange or quoted through a quotation system, and will not be for the foreseeable future, if ever. Therefore, shareholders will have limited liquidity and may not receive a full return of invested capital upon selling common shares.

        Our common shares are illiquid assets for which there is not a secondary market and it is not expected that any will develop in the foreseeable future. There can be no assurance that we will complete a liquidity event. A liquidity event could include: (1) a listing of our common shares on a national securities exchange; (2) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation; or (3) a merger or another transaction approved by our board of trustees in which our shareholders likely will receive cash or shares of a publicly traded company, including potentially a company that is an affiliate of us. Provided we offer Class I shares, upon the occurrence of a liquidity event, all Class A, Class D and Class T shares will automatically convert into Class I shares and the distribution fee will terminate.

        In addition, any shares repurchased pursuant to our share repurchase program may be purchased at a price which may reflect a discount from the purchase price shareholders paid for the common shares being repurchased and Class A, Class D and Class T shares may be subject to a contingent deferred sales charge. See "Share Repurchase Program" for a detailed description of our proposed share repurchase program. If our common shares are listed, we cannot assure shareholders that a public trading market will develop. In addition, a liquidity event involving a listing of our common shares on a national securities exchange may include certain restrictions on the ability of shareholders to sell their common shares. Further, even if we do complete a liquidity event, shareholders may not receive a return of all of their invested capital.

We are not obligated to complete a liquidity event by a specified date; therefore, it will be difficult for an investor to sell his or her common shares.

        A liquidity event could include: (1) a listing of our common shares on a national securities exchange; (2) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation; or (3) a merger or another transaction approved by our board of trustees in which our shareholders likely will receive cash or shares of a publicly traded company, including potentially a company that is an affiliate of us. However, there can be no assurance that we will complete a liquidity event by a specified date or at all. If we do not successfully complete a liquidity event, liquidity for a shareholder's common shares will be limited to our share repurchase program, which we have no obligation to maintain.

FSEP II Advisor may have an incentive to delay a liquidity event, which may result in actions that are not in the best interest of our shareholders.

        Our dealer manager and its affiliates will pay certain amounts to advisors and selected broker-dealers at the time of purchase in connection with the distribution of our Class A, Class D and Class T shares for the ongoing marketing, sale and distribution of such common shares. A distribution fee will be payable by us to compensate our affiliated dealer manager and its affiliates for paying these amounts and for other expenses incurred by our dealer manager and selected broker-dealers related to the distribution and marketing of our Class A, Class D and Class T shares. The distribution fee will terminate for all Class A, Class D and Class T shareholders upon a liquidity event. As such, FSEP II Advisor may have an incentive to delay a liquidity event if such amounts receivable by our dealer manager have not been fully paid. A delay in a liquidity event may not be in the best interests of our shareholders.

We established the initial offering price for our shares on an arbitrary basis, and the offering price may not accurately reflect the value of our assets.

        The price of our common shares of a class prior to satisfying the minimum offering requirement is established on an arbitrary basis and is not based on the amount or nature of our assets or our book value. Therefore, at any given time, the offering price may be higher than the value of our interests in portfolio companies.

Investors will not know the purchase price per share at the time they submit their subscription agreements and could receive fewer common shares than anticipated if our board of trustees determines to increase the offering price to comply with the requirement that we avoid selling common shares of a class at a net offering price below the net asset value per share of such class.

        After satisfying the minimum offering requirement, the purchase price at which a shareholder purchases common shares of a class will be determined at each weekly closing date to ensure that the sales price of such class, after deducting upfront selling commissions, if any, is equal to or greater than the net asset value per share of the applicable class. As a result, in the event of an increase in the net asset value per share of a class, a shareholder's purchase price may be higher than the prior weekly closing price per share of such class, and therefore he, she or it may receive a smaller number of common shares than if he, she or it had subscribed at the prior weekly closing price. See "Determination of Net Asset Value."

We are a new company and have no operating history.

        We were formed on February 6, 2014 and will not formally commence investment operations until we satisfy the minimum offering requirement of selling $1.0 million of our common shares to persons not affiliated with us or FSEP II Advisor. We are subject to all of the business risks and uncertainties associated with any new business, including the risk that we will not achieve our investment objectives, and that the value of our common shares could decline substantially.

As a new company with no investments, our continuous public offering may be deemed to be a "blind pool" offering. An investor may not have the opportunity to evaluate historical data or assess investments prior to purchasing our common shares.

        None of us, FSEP II Advisor or GSO has generally identified, made or contracted to make investments on our behalf with the proceeds from our continuous public offering. As a result, an investor will not be able to evaluate the economic merits, transaction terms or other financial or operational data concerning future investments we will make using the proceeds from our continuous public offering prior to making a decision to purchase our common shares. An investor must rely on FSEP II Advisor and GSO to implement our investment policies, to evaluate all of our investment opportunities and to structure the terms of our investments rather than evaluating our investments in advance of purchasing our common shares. Because investors are not able to evaluate our investments in advance of purchasing our common shares, our continuous public offering may entail more risk than other types of offerings. This additional risk may hinder their ability to achieve their own personal investment objectives related to portfolio diversification, risk-adjusted investment returns and other objectives.

If we are unable to raise substantial funds in our ongoing, continuous "best efforts" public offering, we will be limited in the number and type of investments we may make, and the value of an investment in us may be reduced in the event our assets under-perform.

        Our continuous public offering is being made on a best efforts basis, whereby the dealer manager and broker-dealers participating in the offering are only required to use their best efforts to sell our common shares and have no firm commitment or obligation to purchase any of the common shares. In addition, if we do not receive a satisfactory exemptive order prior to the Trigger Date, we will close the offering of Class T shares (other than common shares issued under our distribution reinvestment plan) and will not issue Class A, Class D, or Class I shares. Even though we have established a minimum size of our offering necessary for us to release funds from the escrow account and utilize subscription funds, such amount will not, by itself, be sufficient for us to purchase a portfolio of investments that meets our investment objectives and criteria. To the extent that less than the maximum number of common shares is subscribed for, including as a result of not obtaining a satisfactory exemptive order prior to the Trigger Date, the opportunity for the allocation of our investments among various issuers and sub-sectors may be decreased, and the returns achieved on those investments may be reduced as a result of allocating all of our expenses over a smaller capital base.

The dealer manager in our continuous public offering may be unable to sell a sufficient number of common shares for us to achieve our investment objectives.

        The dealer manager for our continuous public offering is FS2. There is no assurance that our dealer manager will be able to sell a sufficient number of common shares to allow us to have adequate funds to purchase a portfolio of investments allocated among various issuers and sub-sectors and generate income sufficient to cover our expenses. As a result, we may be unable to achieve our investment objectives, and you could lose some or all of the value of your investment.

Because the dealer manager for our continuous public offering is one of our affiliates, you will not have the benefit of an independent due diligence review of us by our affiliated dealer manager, which is customarily performed in firm commitment underwritten offerings; the absence of an independent due diligence review by our affiliated dealer manager increases the risks and uncertainty you face as a shareholder.

        The dealer manager for our continuous public offering is one of our affiliates. As a result, its due diligence review and investigation of us and this prospectus cannot be considered to be an independent review. Therefore, you do not have the benefit of an independent review and investigation of our offering of the type normally performed by an unaffiliated, independent underwriter in a firm commitment underwritten public securities offering.

Our ability to successfully conduct our continuous public offering depends, in part, on the ability of the dealer manager to establish, operate and maintain a network of broker-dealers.

        The success of our continuous public offering, and correspondingly our ability to implement our business strategy, depends upon the ability of the dealer manager to establish, operate and maintain a network of licensed securities broker-dealers and other agents to sell our common shares. If the dealer manager fails to perform, we may not be able to raise adequate proceeds through our continuous public offering to implement our investment strategies. If we are unsuccessful in implementing our investment strategies, shareholders could lose all or a part of their investment.

Beginning with the first full calendar quarter following the date that we satisfy our minimum offering requirement, we intend to offer to repurchase our common shares on a quarterly basis. Only a limited number of common shares will be repurchased pursuant to our share repurchase program, and to the extent you are able to sell your common shares under our share repurchase program, you may not be able to recover the amount of your investment in those shares.

        Beginning with the first full calendar quarter following the date that we satisfy our minimum offering requirement, we intend to commence tender offers to allow you to tender your common shares on a quarterly basis at the net offering price in effect for such class as of the date of repurchase. Our share repurchase program will include numerous restrictions that limit your ability to sell your common shares. We intend to limit the number of common shares repurchased pursuant to our share repurchase program as follows: (1) we currently intend to limit the number of common shares to be repurchased during any calendar year to the number of common shares we can repurchase with the proceeds we receive from the issuance of our common shares under our distribution reinvestment plan, although at the discretion of our board of trustees, we may also use cash on hand, cash available from borrowings and cash from the liquidation of investments as of the end of the applicable period to repurchase common shares; (2) beginning with the first full calendar quarter in the year following the date that we satisfy the minimum offering requirement, we will limit the number of common shares to be repurchased in any calendar year to 10.0% of the weighted average number of common shares outstanding in the prior calendar year, or 2.5% in each calendar quarter (though the actual number of common shares that we offer to repurchase may be less in light of the limitations noted above); (3) unless you tender all of your common shares, you must tender at least 25% of the number of common shares you have purchased and generally must maintain a minimum balance of $5,000 in Class A, Class D or Class T shares, or $50,000 in Class I shares, subsequent to submitting a portion of your common shares for repurchase by us; and (4) to the extent that the number of common shares tendered for repurchase exceeds the number of common shares that we are able to repurchase, we will repurchase common shares on a pro rata basis, not on a first-come, first-served basis. Our board of trustees reserves the right, in its sole discretion, to limit the number of common shares to be repurchased for each class by applying the limitations on the number of common shares to be repurchased, noted above, on a per class basis. Further, we will have no obligation to repurchase common shares if the repurchase would violate the restrictions on distributions under federal law or Delaware law, which prohibits distributions that would cause a trust to fail to meet statutory tests of solvency. Any of the foregoing limitations may prevent us from accommodating all repurchase requests made in any year. For example, our affiliate, FS Investment Corporation, commenced a share repurchase program in March 2010 with substantially similar terms as our share repurchase program. Because FS Investment Corporation had relatively few shares outstanding during the first year of its operations, the limitation described in clause (2) above resulted in fewer than all of the tendered shares being repurchased in two tender offers conducted by FS Investment Corporation in 2010.

        In addition, our board of trustees may amend, suspend or terminate the share repurchase program at any time. We will notify you of such developments (1) in our quarterly reports or (2) by means of a separate mailing to you, accompanied by disclosure in a current or periodic report under the Exchange Act. In addition, although we have adopted a share repurchase program, we have discretion to not repurchase your common shares, to suspend the share repurchase program and to cease repurchases. Further, the share repurchase program has many limitations and should not be relied upon as a method to sell common shares promptly or at a desired price.

        Furthermore, if you wish to tender your Class A, Class D or Class T shares for repurchase by us prior to the fifth anniversary of the date such shares were purchased or, if such shares were Class T shares purchased prior to the Trigger Date, within the period from the date of purchase to five years from the date the distribution fee begins to accrue, such shares may be subject to a contingent deferred sales charge. See "Share Repurchase Program."

        Additionally, our repurchase of shares will decrease our assets, and, therefore, will have the effect of increasing our expense ratio. Repurchase offers and the need to fund repurchase obligations may also affect our ability to be fully invested or force us to maintain a higher percentage of our assets in liquid investments, which may harm our investment performance.

The timing of our repurchase offers pursuant to our share repurchase program may be at a time that is disadvantageous to our shareholders.

        When we make quarterly repurchase offers pursuant to our share repurchase program, we may offer to repurchase common shares at a price that is lower than the price that shareholders paid for common shares in our offering. As a result, to the extent investors have the ability to sell their common shares to us as part of our share repurchase program, the price at which a shareholder may sell common shares, which we expect will be at the net offering price in effect for such class as of the date of repurchase, may be lower than what an investor paid in connection with the purchase of common shares in our offering.

        In addition, in the event a shareholder chooses to participate in our share repurchase program, the shareholder will be required to provide us with notice of intent to participate prior to knowing what the repurchase price will be on the repurchase date. Although a shareholder will have the ability to withdraw a repurchase request prior to the expiration date of such tender offer, to the extent a shareholder seeks to sell common shares to us as part of our share repurchase program, the shareholder will be required to do so without knowledge of what the repurchase price of our common shares will be on the repurchase date.

We may be unable to invest a significant portion of the net proceeds of our offering on acceptable terms in an acceptable timeframe.

        Delays in investing the net proceeds of our offering may impair our performance. We cannot assure you that we will be able to identify any investments that meet our investment objectives or that any investment that we make will produce a positive return. We may be unable to invest the net proceeds of our offering on acceptable terms within the time period that we anticipate or at all, which could harm our financial condition and operating results.

        In addition, even if GSO identifies privately negotiated investment opportunities that meet our investment objectives, because we do not have exemptive relief to engage in co-investment transactions with GSO and its affiliates, we will be permitted to co-invest with GSO and its affiliates only in accordance with existing regulatory guidance (i.e., where price is the only negotiated point) and the allocation policies of FSEP II Advisor, GSO and their respective affiliates.

        Prior to investing in securities of portfolio companies, we will invest the net proceeds of our continuous public offering primarily in cash, cash equivalents, U.S. government securities, repurchase agreements and high- quality debt instruments maturing in one year or less from the time of investment, which may produce returns that are significantly lower than the returns which we expect to achieve when our portfolio is fully invested in securities meeting our investment objectives. As a result, any distributions that we pay while our portfolio is not fully invested in securities meeting our investment objectives may be lower than the distributions that we may be able to pay when our portfolio is fully invested in securities meeting our investment objectives.

We may pay distributions from offering proceeds, borrowings or the sale of assets to the extent our cash flows from operations, net investment income or earnings are not sufficient to fund declared distributions.

        We may fund distributions from the uninvested proceeds of our continuous public offering and borrowings, and we have not established limits on the amount of funds we may use from net offering proceeds or borrowings to make any such distributions. We may pay distributions from the sale of assets to the extent distributions exceed our earnings or cash flows from operations. Distributions from the proceeds of our continuous public offering or from borrowings could reduce the amount of capital we ultimately invest in our portfolio companies.

A shareholder's interest in us will be diluted if we issue additional common shares, which could reduce the overall value of an investment in us.

        Our shareholders will not have preemptive rights to any common shares we issue in the future. Our declaration of trust authorizes us to issue 750,000,000 common shares. Pursuant to our declaration of trust, a majority of our entire board of trustees may amend our declaration of trust to increase the number of authorized common shares without shareholder approval. After an investor purchases common shares, our board of trustees may elect to sell additional common shares in the future, issue equity interests in private offerings or issue share-based awards to our independent trustees or employees of FSEP II Advisor. To the extent we issue additional equity interests after an investor purchases our common shares, an investor's percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, a shareholder may also experience dilution in the book value and fair value of his or her common shares.

Our distributions to shareholders may be funded from expense reimbursements or waivers of investment advisory fees that are subject to repayment pursuant to our expense reimbursement agreement.

        We expect that for a period of time following commencement of this offering, which time period may be significant, substantial portions of our distributions will be funded through the reimbursement of certain expenses by Franklin Square Holdings and its affiliates, including through the waiver of certain investment advisory fees by FSEP II Advisor, that are subject to repayment by us within three years. Any such distributions funded through expense reimbursements or waivers of advisory fees will not be based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or Franklin Square Holdings and its affiliates continue to make such reimbursements or waivers of such fees. Our future repayments of amounts reimbursed or waived by Franklin Square Holdings or its affiliates will reduce the distributions that shareholders would otherwise receive in the future. There can be no assurance that we will achieve the performance necessary to be able to pay distributions at a specific rate or at all. Franklin Square Holdings and its affiliates have no obligation to waive advisory fees or otherwise reimburse expenses in future periods.

Certain provisions of our declaration of trust and bylaws could deter takeover attempts and have an adverse impact on the value of our common shares.

        Our declaration of trust and bylaws, as well as certain statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third party from attempting to acquire us. Our board of trustees may, without shareholder action, authorize the issuance of shares in one or more classes or series, including preferred shares, and our board of trustees may, without shareholder action, amend our declaration of trust to increase the number of our common shares, of any class or series, that we will have authority to issue. These anti-takeover provisions may inhibit a change of control in circumstances that could give the holders of our common shares the opportunity to realize a premium over the value of our common shares.

Risks Related to Our Investments

Our investments in prospective portfolio companies may be risky, and we could lose all or part of our investment.

        Our investments in senior and subordinated debt, select equity investments and other investments issued by private Energy companies may be risky.

        Senior Debt.    There is a risk that any collateral pledged by portfolio companies in which we have taken a security interest may decrease in value over time or lose its entire value, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital. To the extent our debt investment is collateralized by the securities of a portfolio company's subsidiaries, such securities may lose some or all of their value in the event of the bankruptcy or insolvency of the portfolio company. Also, in some circumstances, our security interest may be contractually or structurally subordinated to claims of other creditors. In addition, deterioration in a portfolio company's financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the loan. Loans that are under-collateralized involve a greater risk of loss. In addition, second lien secured loans are granted a second priority security interest in the assets of the borrower, which means that any realization of collateral will generally be applied to pay first lien secured loans in full before second lien secured loans are paid. Consequently, the fact that a loan is secured does not guarantee that we will receive principal and interest payments according to the senior debt's terms, or at all, or that we will be able to collect on the loan should we be forced to enforce our remedies.

        Subordinated Debt.    Our subordinated debt investments will generally rank junior in priority of payment to senior debt and will generally be unsecured. This may result in a heightened level of risk and volatility or a loss of principal, which could lead to the loss of the entire investment. These investments may involve additional risks that could adversely affect our investment returns. To the extent interest payments associated with such debt are deferred, such debt may be subject to greater fluctuations in valuations, and such debt could subject us and our shareholders to non-cash income. Because we will not receive any principal repayments prior to the maturity of some of our subordinated debt investments, such investments will be of greater risk than amortizing loans.

        Equity Investments.    We expect to make select equity investments in income-oriented preferred or common equity interests, which may include interests in MLPs. In addition, when we invest in senior secured loans and bonds or subordinated debt, we may acquire warrants to purchase equity securities. The equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience.

        Net Profits Interests, Royalty Interests, Volumetric Production Payments, or VPPs.    We may invest in energy-specific non-operating investments including net profits interests, royalty interests or VPPs. Net profits interests and royalty interests are contractual agreements whereby the holders of such interests are entitled to a portion of the mineral production, or proceeds therefrom. A VPP is a type of structured investment whereby the owner sells a specific volume of production in a field or property to an investor and the investor receives a specific quota of production on a monthly basis in either raw output or proceeds therefrom. We will not have any operational control over these investments and our receipt of payments is contingent on the producer's ability to meet its supply obligations, which can make these types of investments highly speculative.

        Non-U.S. Securities.    We may invest in non-U.S. securities, which may include securities denominated in U.S. dollars or in non-U.S. currencies, to the extent permitted by the 1940 Act. Because evidences of ownership of such securities usually are held outside the United States, we would be subject to additional risks if we invested in non-U.S. securities, which include possible adverse political and economic developments, seizure or nationalization of foreign deposits and adoption of governmental restrictions which might adversely affect or restrict the payment of principal and interest on the non-U.S. securities to shareholders located outside the country of the issuer, whether from currency blockage or otherwise. Because non-U.S. securities may be purchased with and payable in foreign currencies, the value of these assets as measured in U.S. dollars may be affected unfavorably by changes in currency rates and exchange control regulations.

        In addition, we may invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as "junk," have predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. They may also be difficult to value and illiquid.

Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.

        Our portfolio companies may have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt in which we invest. By their terms, such debt instruments may entitle the holders to receive payment of interest or principal on or before the dates on which we are entitled to receive payments with respect to the debt instruments in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any proceeds. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt instruments in which we invest, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.

        If one of our portfolio companies were to go bankrupt, depending on the facts and circumstances, including the extent to which we actually provided managerial assistance to that portfolio company, a bankruptcy court might recharacterize our debt investment and subordinate all or a portion of our claim to that of other creditors. In situations where a bankruptcy carries a high degree of political significance, our legal rights may be subordinated to other creditors. We may also be subject to lender liability claims for actions taken by us with respect to a borrower's business or in instances where we exercise control over the borrower or render significant managerial assistance.

We generally will not control our portfolio companies.

        We do not expect to control most of our portfolio companies, even though we may have board representation or board observation rights, and our debt agreements with such portfolio companies may contain certain restrictive covenants. As a result, we are subject to the risk that a portfolio company in which we invest may make business decisions with which we disagree and the management of such company, as representatives of the holders of their common equity, may take risks or otherwise act in ways that do not serve our interests as debt investors. Due to the lack of liquidity for our investments in non-traded companies, we may not be able to dispose of our interests in our portfolio companies as readily as we would like or at an appropriate valuation. As a result, a portfolio company may make decisions that could decrease the value of our portfolio holdings.

We will be exposed to risks associated with changes in interest rates.

        We will be subject to financial market risks, including changes in interest rates. General interest rate fluctuations may have a substantial negative impact on our investments and investment opportunities and, accordingly, have a material adverse effect on our investment objectives and our rate of return on invested capital. In addition, an increase in interest rates would make it more expensive to use debt for our financing needs, if any.

        Interest rates have recently been at or near historic lows. In the event of a rising interest rate environment, payments under floating rate debt instruments generally would rise and there may be a significant number of issuers of such floating rate debt instruments that would be unable or unwilling to pay such increased interest costs and may otherwise be unable to repay their loans. Investments in floating rate debt instruments may also decline in value in response to rising interest rates if the interest rates of such investments do not rise as much, or as quickly, as market interest rates in general.

        Similarly, during periods of rising interest rates, fixed rate debt instruments may decline in value because the fixed rates of interest paid thereunder may be below market interest rates.

Second priority liens on collateral securing debt investments that we will make in our portfolio companies may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.

        Certain debt investments that we intend to make in portfolio companies may be secured on a second priority basis by the same collateral securing first priority debt of such companies. The first priority liens on the collateral will secure the portfolio company's obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by such company under the agreements governing the loans. The holders of obligations secured by the first priority liens on the collateral will generally control the liquidation of and be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before us. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the debt obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds are not sufficient to repay amounts outstanding under the debt obligations secured by the second priority liens, then we, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against such company's remaining assets, if any.

        The rights we may have with respect to the collateral securing the debt investments we make in our portfolio companies with senior debt outstanding may also be limited pursuant to the terms of one or more intercreditor agreements that we enter into with the holders of senior debt. Under such an intercreditor agreement, at any time that obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first priority liens: the ability to cause the commencement of enforcement proceedings against the collateral; the ability to control the conduct of such proceedings; the approval of amendments to collateral documents; releases of liens on the collateral; and waivers of past defaults under collateral documents. We may not have the ability to control or direct such actions, even if our rights are adversely affected.

Economic recessions or downturns could impair our portfolio companies and harm our operating results.

        Many of our potential portfolio companies may be susceptible to economic slowdowns or recessions (such as the economic downturn that occurred from 2008 through 2009) and may be unable to repay our debt investments during these periods. Therefore, our non-performing assets are likely to increase, and the value of our portfolio is likely to decrease, during these periods. Adverse economic conditions may also decrease the value of any collateral securing our debt investments. A prolonged recession may further decrease the value of such collateral and result in losses of value in our portfolio and a decrease in our revenues, net income and net asset value. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us on terms we deem acceptable. These events could prevent us from increasing investments and harm our operating results. Economic downturns or recessions may also result in a portfolio company's failure to satisfy financial or operating covenants imposed by us or other lenders, which could lead to defaults and, potentially, acceleration of the time when the loans are due and foreclosure on its assets representing collateral for its obligations, which could trigger cross defaults under other agreements and jeopardize our portfolio company's ability to meet its obligations under the debt that we hold and the value of any equity securities we own. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting portfolio company.

A covenant breach by our portfolio companies may harm our operating results.

        A portfolio company's failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize a portfolio company's ability to meet its obligations under the debt or equity securities that we anticipate holding. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company.

Our portfolio companies may be highly leveraged.

        Some of our potential portfolio companies may be highly leveraged, which may have adverse consequences to these companies and to us as an investor. These companies may be subject to restrictive financial and operating covenants and the leverage may impair these companies' ability to finance their future operations and capital needs. As a result, these companies' flexibility to respond to changing business and economic conditions and to take advantage of business opportunities may be limited. Further, a leveraged company's income and net assets will tend to increase or decrease at a greater rate than if borrowed money were not used.

Investing in middle market companies involves a number of significant risks, any one of which could have a material adverse effect on our operating results.

        Investments in middle market companies involve some of the same risks that apply generally to investments in larger, more established companies. However, such investments have more pronounced risks in that they:

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  may have limited financial resources and may be unable to meet the obligations under their debt and equity securities that we may hold, which may be accompanied by a deterioration in the value of any collateral pledged under such securities and a reduction in the likelihood of us realizing any guarantees we may have obtained in connection with our investment;

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  have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tends to render them more vulnerable to competitors' actions and changing market conditions, as well as general economic downturns;

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  are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us;

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  generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. In addition, our executive officers and trustees and members of FSEP II Advisor may, in the ordinary course of business, be named as defendants in litigation arising from our investments in the portfolio companies; and

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  may have difficulty accessing the capital markets to meet future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity.

We may not realize gains from our equity investments.

        Certain investments that we may make may include equity related securities, such as rights and warrants that may be converted into or exchanged for common stock or the cash value of the common stock. The equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience. We may also be unable to realize any value if a portfolio company does not have a liquidity event, such as a sale of the business, recapitalization or public offering, which would allow us to sell the underlying equity interests. We may be unable to exercise any put rights we acquire which grant us the right to sell our equity securities back to the portfolio company for the consideration provided in our investment documents if the issuer is in financial distress.

Investment strategies focused primarily on privately held companies present certain challenges, including the lack of available information about these companies.

        We intend to invest primarily in privately held companies. Investments in private companies pose significantly greater risks than investments in public companies. First, private companies have reduced access to the capital markets, resulting in diminished capital resources and the ability to withstand financial distress. As a result, these companies, which may present greater credit risk than public companies, may be unable to meet the obligations under their debt and equity securities that we may hold. Second, the investments themselves often may be illiquid. The securities of many of the companies in which we intend to invest are not publicly traded or actively traded on the secondary market and are, instead, traded on a privately negotiated over-the-counter secondary market for institutional investors. In addition, such securities may be subject to legal and other restrictions on resale. As such, we may have difficulty exiting an investment promptly or at a desired price prior to maturity or outside of a normal amortization schedule. These investments may also be difficult to value because little public information generally exists about private companies, requiring an experienced due diligence team to analyze and value the potential portfolio company. Finally, these companies often may not have third-party debt ratings or audited financial statements. We must therefore rely on the ability of FSEP II Advisor and/or GSO to obtain adequate information through due diligence to evaluate the creditworthiness and potential returns from investing in these companies. These companies and their financial information will generally not be subject to the Sarbanes-Oxley Act and other rules and regulations that govern public companies. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investments.

We expect that a substantial portion of our investments will be illiquid and the lack of liquidity may adversely affect our business.

        We intend to invest in certain companies whose securities are not publicly traded or actively traded on the secondary market and are, instead, traded on a privately negotiated over-the-counter secondary market for institutional investors, and whose securities will be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly traded securities. The illiquidity of certain of our investments may make it difficult for us to sell these investments when desired. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded these investments. The reduced liquidity of our investments may make it difficult for us to dispose of them at a favorable price, and, as a result, we may suffer losses.

We may not have the funds or ability to make additional investments in our portfolio companies.

        We may not have the funds or ability to make additional investments in our portfolio companies. After our initial investment in a portfolio company, we may be called upon from time to time to provide additional funds to such company or have the opportunity to increase our investment through the exercise of a warrant to purchase common stock. There is no assurance that we will make, or will have sufficient funds to make, follow-on investments. Any decisions not to make a follow-on investment or any inability on our part to make such an investment may have a negative impact on a portfolio company in need of such an investment, may result in a missed opportunity for us to increase our participation in a successful operation or may reduce the expected return on the investment.

Our investments may include original issue discount instruments.

        To the extent that we invest in original issue discount instruments and the accretion of original issue discount constitutes a portion of our income, we will be exposed to risks associated with the requirement to include such non-cash income in taxable and accounting income prior to receipt of cash, including the following:

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  Original issue discount instruments may have unreliable valuations because the accruals require judgments about collectability;

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  For accounting purposes, cash distributions to investors representing original issue discount income do not come from paid-in capital, although they may be paid from the offering proceeds. Thus, although a distribution of original issue discount income may come from the cash invested by investors, the 1940 Act does not require that investors be given notice of this fact;

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  The deferral of paid-in-kind, or PIK, interest may have a negative impact on liquidity, as it represents non-cash income that may require cash distributions to shareholders in order to maintain our RIC election; and

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  Original issue discount may create a risk of non-refundable cash payments to FSEP II Advisor based on non-cash accruals that may never be realized.

We may from time to time enter into total return swaps, credit default swaps or other derivative transactions which expose us to certain risks, including credit risk, market risk, liquidity risk and other risks similar to those associated with the use of leverage.

        We may from time to time enter into total return swaps, credit default swaps or other derivative transactions that seek to modify or replace the investment performance of a particular reference security or other asset. These transactions are typically individually negotiated, non-standardized agreements between two parties to exchange payments, with payments generally calculated by reference to a notional amount or quantity. Swap contracts and similar derivative contracts are not traded on exchanges; rather, banks and dealers act as principals in these markets. These investments may present risks in excess of those resulting from the referenced security or other asset. Because these transactions are not an acquisition of the referenced security or other asset itself, the investor has no right directly to enforce compliance with the terms of the referenced security or other asset and has no voting or other consensual rights of ownership with respect to the referenced security or other asset. In the event of insolvency of a counterparty, we will be treated as a general creditor of the counterparty and will have no claim of title with respect to the referenced security or other asset.

        A total return swap is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of the referenced security or other assets underlying the total return swap during a specified period, in return for periodic payments based on a fixed or variable interest rate.

        A total return swap is subject to market risk, liquidity risk and risk of imperfect correlation between the value of the total return swap and the debt obligations underlying the total return swap. In addition, we may incur certain costs in connection with a total return swap that could in the aggregate be significant.

        A credit default swap is a contract in which one party buys or sells protection against a credit event with respect to an issuer, such as an issuer's failure to make timely payments of interest or principal on its debt obligations, bankruptcy or restructuring during a specified period. Generally, if we sell credit protection using a credit default swap, we will receive fixed payments from the swap counterparty and if a credit event occurs with respect to the applicable issuer, we will pay the swap counterparty par for the issuer's defaulted debt securities and the swap counterparty will deliver the defaulted debt securities to us. Generally, if we buy credit protection using a credit default swap, we will make fixed payments to the counterparty and if a credit event occurs with respect to the applicable issuer, we will deliver the issuer's defaulted securities underlying the swap to the swap counterparty and the counterparty will pay us par for the defaulted securities. Alternatively, a credit default swap may be cash settled and the buyer of protection would receive the difference between the par value and the market value of the issuer's defaulted debt securities from the seller of protection.

        Credit default swaps are subject to the credit risk of the underlying issuer. If we are selling credit protection, there is a risk that we will not properly assess the risk of the underlying issuer, a credit event will occur and we will have to pay the counterparty. If we are buying credit protection, there is a risk that we will not properly assess the risk of the underlying issuer, no credit event will occur and we will receive no benefit for the premium paid.

        A derivative transaction is also subject to the risk that a counterparty will default on its payment obligations thereunder or that we will not be able to meet our obligations to the counterparty. In some cases, we may post collateral to secure our obligations to the counterparty, and we may be required to post additional collateral upon the occurrence of certain events such as a decrease in the value of the reference security or other asset. In some cases, the counterparty may not collateralize any of its obligations to us.

        Derivative investments effectively add leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. In addition to the risks described above, such arrangements are subject to risks similar to those associated with the use of leverage. See "—Risks Related to Debt Financing."

Prepayments of our debt investments by our portfolio companies could adversely impact our results of operations and reduce our return on equity.

        We are subject to the risk that the investments we will make in our portfolio companies may be repaid prior to maturity. When this occurs, we will generally reinvest these proceeds in temporary investments, pending their future investment in new portfolio companies. These temporary investments will typically have substantially lower yields than the debt being prepaid and we could experience significant delays in reinvesting these amounts. Any future investment in a new portfolio company may also be at lower yields than the debt that was repaid. As a result, our results of operations could be materially adversely affected if one or more of our portfolio companies elect to prepay amounts owed to us. Additionally, prepayments, net of prepayment fees, could negatively impact our return on equity.

Risks Related to Our Business and Structure

Our board of trustees may change our investment policy by providing our shareholders with 60 days' prior notice, or may modify or waive our current operating policies and strategies without prior notice or shareholder approval, the effects of which may be adverse.

        Our investment policy is to invest, under normal circumstances, at least 80% of our total assets in securities of Energy companies. This investment policy may be changed by our board of trustees if we provide our shareholders with at least 60 days' prior notice. In addition, our board of trustees has the authority to modify or waive our current operating policies, investment criteria and strategies without prior notice and without shareholder approval. We cannot predict the effect any changes to our investment policy, current operating policies, investment criteria and strategies would have on our business, net asset value, operating results and the value of our common shares. However, the effects might be adverse, which could negatively impact our ability to pay shareholders distributions and cause them to lose all or part of their investment. Moreover, we will have significant flexibility in investing the net proceeds of our continuous public offering and may use the net proceeds from such offering in ways with which shareholders may not agree or for purposes other than those contemplated in this or any other prospectus relating to our continuous public offering. Finally, because our common shares are not expected to be listed on a national securities exchange for the foreseeable future, shareholders will be limited in their ability to sell their common shares in response to any changes in our investment policy, operating policies, investment criteria or strategies.

Future disruptions or instability in capital markets could negatively impact our ability to raise capital and could have a material adverse effect on our business, financial condition and results of operations.

        From time to time, the global capital markets may experience periods of disruption and instability, which could materially and adversely impact the broader financial and credit markets and reduce the availability to us of debt and equity capital. For example, between 2008 and 2009, instability in the global capital markets resulted in disruptions in liquidity in the debt capital markets, significant write-offs in the financial services sector, the repricing of credit risk in the broadly syndicated credit market and the failure of major domestic and international financial institutions. In particular, the financial services sector was negatively impacted by significant write-offs as the value of the assets held by financial firms declined, impairing their capital positions and abilities to lend and invest. We believe that such value declines were exacerbated by widespread forced liquidations as leveraged holders of financial assets, faced with declining prices, were compelled to sell to meet margin requirements and maintain compliance with applicable capital standards. Such forced liquidations also impaired or eliminated many investors and investment vehicles, leading to a decline in the supply of capital for investment and depressed pricing levels for many assets. These events significantly diminished overall confidence in the debt and equity markets, engendered unprecedented declines in the values of certain assets, caused extreme economic uncertainty and significantly reduced the availability of debt and equity capital for the market as a whole and financial services firms in particular. While market conditions have experienced relative stability in recent years, there have been continuing periods of volatility and there can be no assurance that adverse market conditions will not repeat themselves in the future.

        Future volatility and dislocation in the capital markets could create a challenging environment in which to raise or access capital. For example, the re-appearance of market conditions similar to those experienced from 2008 through 2009 for any substantial length of time could make it difficult to extend the maturity of or refinance our existing indebtedness or obtain new indebtedness with similar terms. Significant changes or volatility in the capital markets may also have a negative effect on the valuations of our investments. While most of our investments will not be publicly traded, applicable accounting standards require us to assume as part of our valuation process that our investments are sold in a principal market to market participants (even if we plan on holding an investment through its maturity)

and impairments of the market values or fair market values of our investments, even if unrealized, must be reflected in our financial statements for the applicable period, which could result in significant reductions to our net asset value for the period. With certain limited exceptions, we are only allowed to borrow amounts or issue debt securities if our asset coverage, as calculated pursuant to the 1940 Act, equals at least 200% immediately after such borrowing. Equity capital may also be difficult to raise during periods of adverse or volatile market conditions because, subject to some limited exceptions, as a BDC, we are generally not able to issue additional shares of our common stock at a price less than net asset value without first obtaining approval for such issuance from our stockholders and our independent directors. If we are unable to raise capital or refinance existing debt on acceptable terms, then we may be limited in our ability to make new commitments or to fund existing commitments to our portfolio companies. Significant changes in the capital markets may also affect the pace of our investment activity and the potential for liquidity events involving our investments. Thus, the illiquidity of our investments may make it difficult for us to sell such investments to access capital if required, and as a result, we could realize significantly less than the value at which we have recorded our investments if we were required to sell them for liquidity purposes.

Uncertainty with respect to the financial stability of the United States and several countries in the European Union (EU) could have a significant adverse effect on our business, financial condition and results of operations.

        In August 2011, S&P lowered its long-term sovereign credit rating on the U.S. from "AAA" to "AA+," which was affirmed by S&P in June 2013. Moody's and Fitch Ratings, Inc. have also warned that they may downgrade the U.S. federal government's credit rating. In addition, the economic downturn and the significant government interventions into the financial markets and fiscal stimulus spending over the last several years have contributed to significantly increased U.S. budget deficits. The U.S. government has on several occasions adopted legislation to suspend the federal debt ceiling. If the debt ceiling is not increased, the U.S. Treasury Department will not be authorized to issue additional debt that increases the current amount outstanding. Further downgrades or warnings by S&P or other rating agencies, and the U.S. government's credit and deficit concerns in general, including issues around the federal debt ceiling, could cause interest rates and borrowing costs to rise, which may negatively impact both the perception of credit risk associated with our debt portfolio and our ability to access the debt markets on favorable terms. Furthermore, in February 2014, the Federal Reserve began scaling back its bond-buying program, or quantitative easing, which it ended in October 2014. Quantitative easing was designed to stimulate the economy and expand the Federal Reserve's holdings of long-term securities until key economic indicators, such as the unemployment rate, showed signs of improvement. It is unclear what effect, if any, the end of quantitative easing and fluctuating interest rates will have on the value of our investments or our ability to access the debt markets on favorable terms.

        In 2010, a financial crisis emerged in Europe, triggered by high budget deficits and rising direct and contingent sovereign debt in Greece, Ireland, Italy, Portugal and Spain, which created concerns about the ability of these nations to continue to service their sovereign debt obligations. In January 2012, S&P lowered its long-term sovereign credit rating for France, Italy, Spain and six other European countries, which has negatively impacted global markets and economic conditions. In addition, in April 2012, S&P further lowered its long-term sovereign credit rating for Spain. While the financial stability of such countries has improved, risks resulting from any future debt crisis in Europe or any similar crisis could have a detrimental impact on the global economic recovery, sovereign and non-sovereign debt in these countries and the financial condition of U.S. and European financial institutions. Market disruptions in Europe, including the increased cost of funding for certain governments and financial institutions, could negatively impact the global economy, and there can be no assurance that assistance packages will be available, or if available, will be sufficient to stabilize countries and markets in Europe. To the extent uncertainty regarding any economic recovery in Europe negatively impacts consumer confidence levels and spending, personal bankruptcy rates, levels of incurrence and default on consumer debt and home prices, or other credit factors, our business, financial condition and results of operations could be significantly and adversely affected.

Our ability to achieve our investment objectives depends on FSEP II Advisor's and GSO's ability to manage and support our investment process and if either our agreement with FSEP II Advisor or FSEP II Advisor's agreement with GSO were to be terminated, or if either FSEP II Advisor or GSO lose any members of their respective senior management teams, our ability to achieve our investment objectives could be significantly harmed.

        Because we have no employees, we will depend on the investment expertise, skill and network of business contacts of FSEP II Advisor and GSO. FSEP II Advisor, with the assistance of GSO, evaluates, negotiates, structures, executes, monitors and services our investments. Our future success will depend to a significant extent on the continued service and coordination of FSEP II Advisor and GSO, as well as their respective senior management teams. The departure of any members of FSEP II Advisor's senior management team could have a material adverse effect on our ability to achieve our investment objectives. Likewise, the departure of any key employees of GSO may impact its ability to render services to us under the terms of its investment sub-advisory agreement with FSEP II Advisor.

        Our ability to achieve our investment objectives will depend on FSEP II Advisor's ability, with the assistance of GSO, to identify, analyze, invest in, finance and monitor companies that meet our investment criteria. FSEP II Advisor's capabilities in structuring the investment process, providing competent, attentive and efficient services to us, and facilitating access to financing on acceptable terms depend on the employment of investment professionals in an adequate number and of adequate sophistication to match the corresponding flow of transactions. To achieve our investment objectives, FSEP II Advisor may need to hire, train, supervise and manage new investment professionals to participate in our investment selection and monitoring process. FSEP II Advisor may not be able to find investment professionals in a timely manner or at all. Failure to support our investment process could have a material adverse effect on our business, financial condition and results of operations.

        In addition, each of the investment advisory and administrative services agreement that FSEP II Advisor has entered into with us, as well as the investment sub-advisory agreement that FSEP II Advisor has entered into with GSO have termination provisions that allow the parties to terminate the agreements without penalty. The investment advisory and administrative services agreement may be terminated at any time, without penalty, by FSEP II Advisor, upon 120 days' notice to us. The investment sub-advisory agreement may be terminated at any time, without the payment of any penalty, upon 60 days' written notice by GSO or, if our board of trustees or the holders of a majority of our outstanding voting securities determine that the investment sub-advisory agreement with GSO should be terminated, by FSEP II Advisor. If either agreement is terminated, it may adversely affect the quality of our investment opportunities. In addition, in the event such agreements are terminated, it may be difficult for us to replace FSEP II Advisor or for FSEP II Advisor to replace GSO. Furthermore, the termination of either of these agreements may adversely impact the terms of any financing arrangement into which we may enter, which could have a material adverse effect on our business and financial condition.

Because our business model depends to a significant extent upon relationships with private equity sponsors, investment banks and commercial banks, the inability of FSEP II Advisor and GSO to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

        If FSEP II Advisor or GSO fails to maintain its existing relationships with private equity sponsors, investment banks and commercial banks on which they rely to provide us with potential investment opportunities or develop new relationships with other sponsors or sources of investment opportunities, we may not be able to grow our investment portfolio. In addition, individuals with whom FSEP II Advisor and GSO have relationships generally are not obligated to provide us with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for us. GSO may compensate certain financial services firms out of GSO's own profits or revenues for services provided in connection with the identification of appropriate investment opportunities.

Our financial condition and results of operations will depend on our ability to manage future growth effectively.

        Our ability to achieve our investment objectives will depend on our ability to acquire suitable investments and monitor and administer those investments, which will depend, in turn, on our investment adviser's ability to identify, invest in and monitor companies that meet our investment criteria.

        Accomplishing this result on a cost-effective basis will largely be a function of the structuring of our investment process and the ability of FSEP II Advisor to provide competent, attentive and efficient services to us. Our executive officers and the members of FSEP II Advisor's investment committee have substantial responsibilities in connection with their roles at Franklin Square Holdings and with the other entities affiliated with Franklin Square Holdings, as well as responsibilities under the investment advisory and administrative services agreement. They may also be called upon to provide significant managerial assistance to certain of our portfolio companies. These demands on their time, which will increase as the number of investments grow, may distract them or slow the rate of investment. In order to grow, FSEP II Advisor will need to hire, train, supervise, manage and retain new employees. However, we cannot assure you that FSEP II Advisor will be able to do so effectively. Any failure to manage our future growth effectively could have a material adverse effect on our business, financial condition and results of operations.

Our business will require a substantial amount of capital to grow because we intend to distribute most of our income.

        Our business will require a substantial amount of capital. We intend to issue equity securities and may borrow from financial institutions. A reduction in the availability of new capital could limit our ability to grow. We intend to distribute at least 90% of our investment company taxable income each year to maintain our RIC status. As a result, any such cash earnings may not be available to fund investment originations. We expect to borrow from financial institutions and issue debt and equity securities. If we fail to obtain funds from such sources or from other sources to fund our investments, it could limit our ability to grow, which may have an adverse effect on the value of our securities. In addition, as a BDC, our ability to borrow or issue preferred shares may be restricted if our total assets are less than 200% of our total borrowings and preferred shares.

We may face increasing competition for investment opportunities, which could delay deployment of our capital, reduce returns and result in losses.

        We compete for investments with other BDCs and investment funds (including private equity funds, mezzanine funds and collateralized loan obligation, or CLO, funds), as well as traditional financial services companies such as commercial banks and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, have begun to invest in areas in which they have not traditionally invested, including making investments in middle market private U.S. companies, which we define as companies with annual revenue of $50 million to $2.5 billion at the time of investment. As a result of these new entrants, competition for investment opportunities in middle-market private U.S. companies may intensify. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to do.

        We may lose investment opportunities if we do not match our competitors' pricing, terms and structure. If we are forced to match our competitors' pricing, terms and structure, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss. A significant part of our competitive advantage stems from the fact that the market for investments in middle-market private U.S. companies is underserved by traditional commercial banks and other financial sources. A significant increase in the number and/or the size of our competitors in this target market could force us to accept less attractive investment terms. Furthermore, many of our competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act imposes on us as a BDC.

A significant portion of our investment portfolio will be recorded at fair value as determined in good faith by our board of trustees and, as a result, there will be uncertainty as to the value of our portfolio investments.

        Under the 1940 Act, we are required to carry our portfolio investments at market value or, if there is no readily available market value, at fair value as determined by our board of trustees. There will not be a public market for the securities of the privately held companies in which we intend to invest.

        Many of our investments will not be publicly traded or actively traded on a secondary market but, instead, will be traded on a privately negotiated over-the-counter secondary market for institutional investors or not traded at all. As a result, we will value these securities quarterly at fair value as determined in good faith by our board of trustees.

        Certain factors that may be considered in determining the fair value of our investments include dealer quotes for securities traded on the secondary market for institutional investors, the nature and realizable value of any collateral, the portfolio company's earnings and its ability to make payments on its indebtedness, the markets in which the portfolio company does business, comparison to comparable publicly traded companies, discounted cash flows and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these non-traded securities existed. Due to this uncertainty, our fair value determinations may cause our net asset value on a given date to materially understate or overstate the value that we may ultimately realize upon the sale of one or more of our investments.

There is a risk that investors in our common shares may not receive distributions or that our distributions may not grow over time.

        We cannot assure shareholders that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions. All distributions will be paid at the discretion of our board of trustees and will depend on our earnings, our net investment income, our financial condition, maintenance of our RIC status, compliance with applicable BDC regulations and such other factors as our board of trustees may deem relevant from time to time. Further, the per share amount of distributions on Class A, Class D, Class T and Class I shares will differ because of different allocations of class-specific expenses. For example, distributions on Class A, Class D and Class T shares will be lower than on Class I shares because Class A, Class D and Class T shares are subject to an annual distribution fee. In addition, the distribution fee for Class A, Class D and Class T shares will be different. Furthermore, we are permitted to issue senior securities, including multiple classes of debt and one class of shares senior to our Class A, Class D, Class T and Class I shares. If any such senior securities are outstanding, we are prohibited from paying distributions to our Class A, Class D, Class T and Class I shareholders unless we meet the applicable asset coverage ratios at the time of distribution or repurchase. As a result, we may be limited in our ability to make distributions. See "Regulation—Senior Securities."

Our distribution proceeds may exceed our earnings, particularly during the period before we have substantially invested the net proceeds from our continuous public offering. Therefore, portions of the distributions that we make may represent a return of capital to you, which will lower your tax basis in your common shares.

        The tax treatment and characterization of our distributions may vary significantly from time to time due to the nature of our investments. The ultimate tax characterization of our distributions made during a calendar year may not finally be determined until after the end of that calendar year. We may make distributions during a tax year that exceed our investment company taxable income and net capital gains for that tax year. In such a situation, the amount by which our total distributions exceed investment company taxable income and net capital gains generally would be treated as a return of capital up to the amount of a shareholder's tax basis in the shares, with any amounts exceeding such tax basis treated as a gain from the sale or exchange of such shares. A return of capital generally is a return of a shareholder's investment rather than a return of earnings or gains derived from our investment activities and will be made after deducting the fees and expenses payable in connection with the offering, including any fees payable to FSEP II Advisor. Moreover, we may pay all or a substantial portion of our distributions from the proceeds of our continuous public offering or from borrowings in anticipation of future cash flow, which could constitute a return of shareholders' capital and will lower such shareholders' tax basis in our shares, which may result in increased tax liability to shareholders when they sell such shares.

Changes in laws or regulations governing our operations or the operations of our business partners may adversely affect our business or cause us to alter our business strategy.

        We, our portfolio companies and our business partners are subject to regulation at the local, state and federal level. New legislation may be enacted or new interpretations, rulings or regulations could be adopted, including those governing the types of investments we are permitted to make, any of which could harm us and our shareholders, potentially with retroactive effect. Changes in laws or regulations governing the operations of those with whom we do business, including selected broker-dealers and other financial representatives selling our common shares, could also have a material adverse effect on our business, financial condition and results of operations. In addition, over the last several years there has been an increase in regulatory attention to the extension of credit outside of the traditional banking sector, raising the possibility that some portion of the non-bank financial sector will be subject to new regulation. New legislation, interpretations, rulings or regulations could require changes to certain business practices of us or our portfolio companies, negatively impact the operations, cash flows or financial condition of us or our portfolio companies, impose additional costs on us or our portfolio companies or otherwise adversely affect our business or the business of our portfolio companies.

        In addition, any changes to the laws and regulations governing our operations, including with respect to permitted investments, may cause us to alter our investment strategies to avail ourselves of new or different opportunities or make other changes to our business. Such changes could result in material differences to our strategies and plans as set forth in this prospectus and may result in our investment focus shifting from the areas of expertise of FSEP II Advisor and GSO to other types of investments in which FSEP II Advisor and GSO may have less expertise or little or no experience. Thus, any such changes, if they occur, could have a material adverse effect on our results of operations and the value of a shareholder's investment.

As a public company, we are subject to regulations not applicable to private companies, such as provisions of the Sarbanes-Oxley Act. Efforts to comply with such regulations will involve significant expenditures, and non-compliance with such regulations may adversely affect us.

        As a public company, we will be subject to regulations not applicable to private companies, including provisions of the Sarbanes-Oxley Act and the related rules and regulations promulgated by the SEC. Beginning with our fiscal year ending December 31, 2015, our management is required to report on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act and rules and regulations of the SEC thereunder. We are required to review on an annual basis our internal control over financial reporting, and on a quarterly and annual basis, to evaluate and disclose changes in our internal control over financial reporting. Section 404 of the Sarbanes-Oxley Act also generally requires an attestation from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting.

        As a newly formed company, developing an effective system of internal controls may require significant expenditures, which may negatively impact our financial performance and our ability to make distributions. This process will also result in a diversion of management's time and attention. We cannot be certain as to the timing of the completion of our evaluation, testing and remediation actions or the impact of the same on our operations and we may not be able to ensure that the process is effective or that our internal controls over financial reporting are or will be effective in a timely manner. In the event that we are unable to develop or maintain an effective system of internal controls and maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, we may be adversely affected.

Price declines in the large corporate leveraged loan market may adversely affect the fair value of our syndicated loan portfolio, reducing our net asset value through increased net unrealized depreciation.

        Prior to the onset of the financial crisis, CLOs, a type of leveraged investment vehicle holding corporate loans, hedge funds and other highly leveraged investment vehicles, comprised a substantial portion of the market for purchasing and holding first and second lien secured loans. As the secondary market pricing of the loans underlying these portfolios deteriorated during the fourth quarter of 2008, it is our understanding that many investors, as a result of their generally high degrees of leverage, were forced to raise cash by selling their interests in performing loans in order to satisfy margin requirements or the equivalent of margin requirements imposed by their lenders. This resulted in a forced deleveraging cycle of price declines, compulsory sales, and further price declines, with widespread redemption requests and other constraints resulting from the credit crisis generating further selling pressure.

        While prices appreciated measurably in recent years, conditions in the large corporate leveraged loan market may experience similar disruptions or deterioration, which may cause pricing levels to similarly decline or be volatile. As a result, we may suffer unrealized depreciation and could incur realized losses in connection with the sale of our syndicated loans, which could have a material adverse impact on our business, financial condition and results of operations.

Declines in market values or fair market values of our investments could result in significant net unrealized depreciation of our portfolio, which, in turn, would reduce our net asset value.

        Under the 1940 Act, we are required to carry our investments at market value or, if no market value is ascertainable, at fair value as determined in good faith by or under the direction of our board of trustees. While most of our investments will not be publicly traded, applicable accounting standards require us to assume as part of our valuation process that our investments are sold in a principal market to market participants (even if we plan on holding an investment through its maturity) and impairments of the market values or fair market values of our investments, even if unrealized, must be reflected in our financial statements for the applicable period as unrealized depreciation, which could result in significant reductions to our net asset value for a given period.

The impact of recent financial reform legislation on us is uncertain.

        In light of recent conditions in the U.S. and global financial markets and the U.S. and global economy, legislators, the presidential administration and regulators have increased their focus on the regulation of the financial services industry. The Dodd-Frank Wall Street Reform and Consumer Protection Act, as amended, or the Dodd-Frank Act, institutes a wide range of reforms that will have an impact on all financial institutions. Many of the requirements called for in the Dodd-Frank Act will be implemented over time, most of which will be subject to implementing regulations over the course of several years. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various regulatory agencies and through regulations, the full impact such requirements will have on our business, results of operations or financial condition is unclear. The changes resulting from the Dodd-Frank Act may require us to invest significant management attention and resources to evaluate and make necessary changes in order to comply with new statutory and regulatory requirements. Failure to comply with any such laws, regulations or principles, or changes thereto, may negatively impact our business, results of operations and financial condition. While we cannot predict what effect any changes in the laws or regulations or their interpretations would have on us as a result of the Dodd-Frank Act, these changes could be materially adverse to us and our shareholders.

We may experience fluctuations in our quarterly results.

        We could experience fluctuations in our quarterly operating results due to a number of factors, including our ability or inability to make investments in companies that meet our investment criteria, the interest rate payable on the debt securities we acquire, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods.

Risks Related to FSEP II Advisor and Its Affiliates

FSEP II Advisor has no prior experience managing a BDC or a RIC.

        While FSEP II Advisor's management team consists of substantially the same personnel that form the investment and operations team of the investment advisers to Franklin Square Holdings' five other affiliated BDCs, FSEP II Advisor is a new entity and has no prior experience managing a BDC or a RIC and has no experience investing in Energy companies. Therefore, FSEP II Advisor may not be able to successfully operate our business or achieve our investment objectives. As a result, an investment in our common shares may entail more risk than the shares of a comparable company with a substantial operating history.

        The 1940 Act and the Code impose numerous constraints on the operations of BDCs and RICs that do not apply to other types of investment vehicles. For example, under the 1940 Act, BDCs are required to invest at least 70% of their total assets primarily in securities of qualifying U.S. private or thinly traded public companies. Moreover, qualification for RIC tax treatment under Subchapter M of the Code requires satisfaction of source-of-income, diversification and other requirements. The failure to comply with these provisions in a timely manner could prevent us from qualifying as a BDC or a RIC or could force us to pay unexpected taxes and penalties, which could be material. FSEP II Advisor's lack of experience in managing a portfolio of assets under such constraints may hinder its ability to take advantage of attractive investment opportunities and, as a result, achieve our investment objectives.

FSEP II Advisor, GSO and their respective affiliates, including our officers and some of our trustees, face conflicts of interest as a result of compensation arrangements between us and FSEP II Advisor, and FSEP II Advisor and GSO, which could result in actions that are not in the best interests of our shareholders.

        FSEP II Advisor, GSO and their respective affiliates may receive substantial fees from us in return for their services, and these fees could influence the advice provided to us. We may pay to FSEP II Advisor an incentive fee that is based on the performance of our portfolio and an annual base management fee that is based on the average weekly value of our gross assets, and FSEP II Advisor will share a portion of these fees with GSO pursuant to the investment sub-advisory agreement between FSEP II Advisor and GSO. Because the incentive fee is based on the performance of our portfolio, FSEP II Advisor may be incentivized to make investments on our behalf, and GSO may be incentivized to recommend investments for us to FSEP II Advisor, that are riskier or more speculative than would be the case in the absence of such compensation arrangement. The way in which the incentive fee is determined may also encourage FSEP II Advisor to use leverage to increase the return on our investments. In addition, because the base management fee will be based upon the average weekly value of our gross assets, which includes any borrowings for investment purposes, FSEP II Advisor may be incentivized to recommend the use of leverage or the issuance of additional equity to make additional investments and increase the average weekly value of our gross assets. Under certain circumstances, the use of leverage may increase the likelihood of default, which could disfavor holders of our common shares. Our compensation arrangements could therefore result in our making riskier or more speculative investments, or relying more on leverage to make investments, than would otherwise be the case. This could result in higher investment losses, particularly during cyclical economic downturns. In addition, FSEP II Advisor may have an incentive to delay a liquidity event if the distribution fee paid by our dealer manager has not been fully recovered. See "—Risks Related to Our Continuous Public Offering and an Investment in Our Common Shares—FSEP II Advisor may have an incentive to delay a liquidity event, which may result in actions that are not in the best interest of our shareholders."

We may be obligated to pay FSEP II Advisor incentive compensation even if we incur a net loss due to a decline in the value of our portfolio.

        Our investment advisory and administrative services agreement entitles FSEP II Advisor to receive incentive compensation on income regardless of any capital losses. In such case, we may be required to pay FSEP II Advisor incentive compensation for a fiscal quarter even if there is a decline in the value of our portfolio or if we incur a net loss for that quarter.

        In addition, any incentive fee payable by us that relates to our net investment income may be computed and paid on income that may include interest that has been accrued but not yet received. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously included in the calculation of the incentive fee will become uncollectible. FSEP II Advisor is not under any obligation to reimburse us for any part of the incentive fee it received that was based on accrued income that we never received as a result of a default by an entity on the obligation that resulted in the accrual of such income, and such circumstances would result in our paying an incentive fee on income we never received.

        For U.S. federal income tax purposes, we will be required to recognize taxable income (such as deferred interest that is accrued as original issue discount) in some circumstances in which we do not receive a corresponding payment in cash and to make distributions with respect to such income to maintain our status as a RIC. Under such circumstances, we may have difficulty meeting the Annual Distribution Requirement necessary to maintain RIC tax treatment under the Code. This difficulty in making the required distribution may be amplified to the extent that we are required to pay an incentive fee with respect to such accrued income. As a result, we may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital, or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

There may be conflicts of interest related to obligations FSEP II Advisor's and GSO's senior management and investment teams have to our affiliates and to other clients.

        The members of the senior management and investment teams of both FSEP II Advisor and GSO serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do, or of investment funds managed by the same personnel. For example, the officers, managers and other personnel of FSEP II Advisor also serve in similar capacities to the investment advisers to Franklin Square Holdings' five other affiliated BDCs, FS Investment Corporation, FS Investment Corporation II, FS Investment Corporation III, FS Investment Corporation IV and FS Energy and Power Fund, and Franklin Square Holdings' affiliated closed-end management investment company, FS Global Credit Opportunities Fund. In serving in these multiple and other capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in our best interests or in the best interest of our shareholders. Our investment objectives may overlap with the investment objectives of such investment funds, accounts or other investment vehicles. For example, we rely on FSEP II Advisor to manage our day-to-day activities and to implement our investment strategies. FSEP II Advisor and certain of its affiliates are presently, and plan in the future to continue to be, involved with activities which are unrelated to us. As a result of these activities, FSEP II Advisor, its employees and certain of its affiliates will have conflicts of interest in allocating their time between us and other activities in which they are or may become involved, including the management of other entities affiliated with Franklin Square Holdings. FSEP II Advisor and its employees will devote only as much of its or their time to our business as FSEP II Advisor and its employees, in their judgment, determine is reasonably required, which may be substantially less than their full time.

        Furthermore, GSO, on which FSEP II Advisor will rely to assist it in identifying investment opportunities and making investment recommendations, has similar conflicts of interest. GSO or its wholly-owned subsidiary, GDFM, serves as investment sub-adviser to Franklin Square Holdings' five other affiliated BDCs and Franklin Square Holdings' affiliated closed-end management investment company. GSO, its affiliates and their respective members, partners, officers and employees will devote as much of their time to our activities as they deem necessary and appropriate. GSO and its affiliates are not restricted from forming additional investment funds, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities may be in competition with us and/or may involve substantial time and resources of GSO. Also, in connection with such business activities, GSO and its affiliates may have existing business relationships or access to material, non-public information that may prevent it from recommending investment opportunities that would otherwise fit within our investment objectives. All of these factors could be viewed as creating a conflict of interest in that the time, effort and ability of the members of GSO, its affiliates and their officers and employees will not be devoted exclusively to our business but will be allocated between us and the management of the monies of other advisees of GSO and its affiliates. See "Prospectus Summary—Conflicts of Interest" and "Discussion of the Company's Expected Operating Plans—Related Party Transactions—Potential Conflicts of Interest" for a more detailed discussion of these potential conflicts of interest.

The time and resources that individuals employed by FSEP II Advisor and GSO devote to us may be diverted, and we may face additional competition due to the fact that individuals employed by FSEP II Advisor and GSO are not prohibited from raising money for or managing another entity that makes the same types of investments that we target.

        Neither FSEP II Advisor nor GSO, or individuals employed by FSEP II Advisor or GSO, are prohibited from raising money for and managing another investment entity that makes the same types of investments as those we target. As a result, the time and resources that these individuals may devote to us may be diverted. In addition, we may compete with any such investment entity for the same investors and investment opportunities. In an order dated June 4, 2013, the SEC granted exemptive relief to our affiliates, upon which we may rely, and which permits us, subject to the satisfaction of certain conditions, to co-invest in certain privately negotiated investment transactions with our co-investment affiliates. Because our affiliates did not seek exemptive relief to engage in co-investment transactions with GSO and its affiliates, we will be permitted to co-invest with GSO and its affiliates only in accordance with existing regulatory guidance. Affiliates of GSO, whose primary businesses include the origination of investments, engage in investment advisory business with accounts that compete with us. Affiliates of GSO have no obligation to make their originated investment opportunities available to GSO or to us.

FSEP II Advisor's liability is limited under our investment advisory and administrative services agreement, and we are required to indemnify it against certain liabilities, which may lead it to act in a riskier manner on our behalf than it would when acting for its own account.

        Pursuant to our investment advisory and administrative services agreement, FSEP II Advisor and its officers, managers, partners, members (and their members, including the owners of their members), agents, employees, controlling persons and any other person or entity affiliated with FSEP II Advisor will not be liable to us for their acts under our investment advisory and administrative services agreement, absent willful misfeasance, bad faith or gross negligence in the performance of their duties. We have agreed to indemnify, defend and protect FSEP II Advisor and its officers, managers, partners, members (and their members, including the owners of their members), agents, employees, controlling persons and any other person or entity affiliated with FSEP II Advisor with respect to all damages, liabilities, costs and expenses resulting from acts of FSEP II Advisor not arising out of willful misfeasance, bad faith or gross negligence in the performance of their duties under our investment advisory and administrative services agreement. These protections may lead FSEP II Advisor to act in a riskier manner when acting on our behalf than it would when acting for its own account.

Risks Related to Business Development Companies

The requirement that we invest a sufficient portion of our assets in qualifying assets could preclude us from investing in accordance with our current business strategies; conversely, the failure to invest a sufficient portion of our assets in qualifying assets could result in our failure to maintain our status as a BDC.

        As a BDC, we may not acquire any assets other than "qualifying assets" unless, at the time of such acquisition, at least 70% of our total assets are qualifying assets. See "Regulation." Therefore, we may be precluded from investing in what we believe are attractive investments if such investments are not qualifying assets. Similarly, these rules could prevent us from making additional investments in existing portfolio companies, which could result in the dilution of our position, or could require us to dispose of investments at an inopportune time to comply with the 1940 Act. If we were forced to sell non-qualifying investments in the portfolio for compliance purposes, the proceeds from such sale could be significantly less than the current value of such investments. Conversely, if we fail to invest a sufficient portion of our assets in qualifying assets, we could lose our status as a BDC, which would subject us to substantially more regulatory restrictions and significantly decrease our operating flexibility.

Failure to maintain our status as a BDC would reduce our operating flexibility.

        If we do not remain a BDC, we might be regulated as a closed-end investment company under the 1940 Act, which would subject us to substantially more regulatory restrictions under the 1940 Act and correspondingly decrease our operating flexibility.

Regulations governing our operation as a BDC and a RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth.

        As a result of our need to satisfy the Annual Distribution Requirement necessary to maintain RIC tax treatment under Subchapter M of the Code, we may need to periodically access the capital markets to raise cash to fund new investments. We may issue "senior securities," as defined in the 1940 Act, including issuing preferred shares, borrowing money from banks or other financial institutions, or issuing debt securities only in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after such incurrence or issuance. Our ability to issue certain other types of securities is also limited. Under the 1940 Act, we are also generally prohibited from issuing or selling our common shares at a price per common share of a class, after deducting upfront selling commissions, if any, that is below the net asset value per common share of such class, without first obtaining approval for such issuance from our shareholders and our independent trustees. Compliance with these limitations on our ability to raise capital may unfavorably limit our investment opportunities. These limitations may also reduce our ability in comparison to other companies to profit from favorable spreads between the rates at which we can borrow and the rates at which we can lend.

        We expect to borrow for investment purposes. If the value of our assets declines, we may be unable to satisfy the asset coverage test under the 1940 Act, which would prohibit us from paying distributions and, as a result, could cause us to be subject to tax on our net investment income and gains as a regular corporation, regardless of the amount of distributions paid. If we cannot satisfy the asset coverage test, we may be required to sell a portion of our investments and, depending on the nature of our debt financing, repay a portion of our indebtedness at a time when such sales may be disadvantageous.

        Under the 1940 Act, we generally are prohibited from issuing or selling our common shares at a price per common share, after deducting upfront selling commissions, if any, that is below the net asset value per common share of a class, which may be a disadvantage as compared with other public companies. We may, however, sell our common shares, or warrants, options or rights to acquire our common shares, at a price below the then-current net asset value of the applicable class of the common shares if our board of trustees and independent trustees determine that such sale is in our best interests and the best interests of our shareholders, and our shareholders as well as those shareholders that are not affiliated with us approve such sale.

Future legislation may allow us to incur additional leverage.

        As a BDC, we are generally not permitted to incur indebtedness unless immediately after such borrowing we have an asset coverage for total borrowings of at least 200% (i.e., the amount of debt may not exceed 50% of the value of our assets). Legislation was previously introduced in the U.S. House of Representatives that proposed a modification to this section of the 1940 Act to permit an increase in the amount of debt that BDCs could incur by modifying the percentage from 200% to 150%. Similar legislation may be reintroduced and may pass that permits us to incur additional leverage under the 1940 Act. As a result, we may be able to incur additional indebtedness in the future, and, therefore, the risk of an investment in us may increase.

Our ability to enter into transactions with our affiliates will be restricted.

        We will be prohibited under the 1940 Act from participating in certain transactions with certain of our affiliates without the prior approval of a majority of the independent members of our board of trustees and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities will be our affiliate for purposes of the 1940 Act and we will generally be prohibited from buying or selling any securities from or to such affiliate, absent the prior approval of our board of trustees. The 1940 Act also prohibits certain "joint" transactions with certain of our affiliates, which could include investments in the same portfolio company (whether at the same or different times), without prior approval of our board of trustees and, in some cases, the SEC. In an order dated June 4, 2013, the SEC granted exemptive relief to our affiliates, upon which we may rely, which permits us, subject to the satisfaction of certain conditions, to co-invest in certain privately negotiated investment transactions with our co-investment affiliates. If a person acquires more than 25% of our voting securities, we will be prohibited from buying or selling any security from or to such person or certain of that person's affiliates, or entering into prohibited joint transactions with such persons to the extent not covered by the exemptive relief, absent the prior approval of the SEC. Similar restrictions limit our ability to transact business with our officers or trustees or their affiliates. As a result of these restrictions, we may be prohibited from buying or selling any security from or to any portfolio company of a private equity fund managed by FSEP II Advisor without the prior approval of the SEC, which may limit the scope of investment opportunities that would otherwise be available to us.

We are uncertain of our sources for funding our future capital needs and if we cannot obtain debt or equity financing on acceptable terms or at all, our ability to acquire investments and to expand our operations will be adversely affected.

        Any working capital reserves we maintain may not be sufficient for investment purposes, and we may require debt or equity financing to operate. We may also need to access the capital markets to refinance existing debt obligations to the extent maturing obligations are not repaid with cash flows from operations. In order to maintain our RIC status we must distribute to our shareholders on a timely basis generally an amount equal to at least 90% of our investment company taxable income, and the amounts of such distributions will therefore not be available to fund investment originations or to repay maturing debt. In addition, with certain limited exceptions, we are only allowed to borrow amounts or issue debt securities or preferred stock, which we refer to collectively as "senior securities," such that our asset coverage, as calculated pursuant to the 1940 Act, equals at least 200% immediately after such borrowing, which, in certain circumstances, may restrict our ability to borrow or issue debt securities or preferred stock. In the event that we develop a need for additional capital in the future for investments or for any other reason, and we cannot obtain debt or equity financing on acceptable terms, or at all, our ability to acquire investments and to expand our operations will be adversely affected. As a result, we would be less able to allocate our portfolio among various issuers and sub-sectors and achieve our investment objectives, which may negatively impact our results of operations and reduce our ability to make distributions to our shareholders.

Energy Company Risks

        Our investment policy is to invest, under normal circumstances, at least 80% of our total assets in securities of Energy companies. This investment policy may not be changed without at least 60 days' prior notice to holders of our common shares of any such change. The revenues, income (or losses) and valuations of Energy companies can fluctuate suddenly and dramatically due to a number of factors.

Because our investment policy is to invest at least 80% of our total assets in securities of Energy companies, our portfolio will not be well allocated among various industries.

        As there can be a correlation in the valuation of the securities in our portfolio, a decline in value of the securities of one company may be accompanied by a decline in the valuations of the securities of other companies within the Energy industry that we may hold in our portfolio. A decline in value of the securities of such issuers or a downturn in the Energy sector might have a more severe impact on us than on an entity that is more broadly allocated among various industries.

An increase or decrease in commodity supply or demand may adversely affect our business.

        A decrease in the production of natural gas, natural gas liquids, crude oil, coal or other energy commodities, a decrease in the volume of such commodities available for transportation, mining, processing, storage or distribution, or a sustained decline in demand for such commodities may adversely impact the financial performance or prospects of Energy companies in which we may invest. Energy companies are subject to supply and demand fluctuations in the markets they serve which will be impacted by a wide range of factors, including fluctuating commodity prices, weather, increased conservation or use of alternative fuel sources, increased governmental or environmental regulation, depletion of natural gas, natural gas liquids, crude oil or coal production, rising interest rates, declines in domestic or foreign production of natural gas, natural gas liquids and crude oil, accidents or catastrophic events and economic conditions, among others.

An increase or decrease in commodity pricing may adversely affect our business.

        The return on our prospective investments in Energy companies will be dependent on the margins received by those companies for the exploration, development, production, gathering, transportation, processing, storing, refining, distribution, mining, generation or marketing of natural gas, natural gas liquids, crude oil, refined products, coal or power. These margins may fluctuate widely in response to a variety of factors including global and domestic economic conditions, weather conditions, natural disasters, the supply and price of imported energy commodities, the production and storage levels of energy commodities in certain regions or in the world, political instability, terrorist activities, transportation facilities, energy conservation, domestic and foreign governmental regulation and taxation and the availability of local, intrastate and interstate transportation systems. Volatility of commodity prices may also make it more difficult for Energy companies in which we may invest to raise capital to the extent the market perceives that their performance may be directly or indirectly tied to commodity prices.

A decline in oil and natural gas prices for a prolonged period of time could have a material adverse effect on us.

        A prolonged decline in oil and natural gas prices would adversely affect the credit quality and performance of certain of the debt and equity investments in Energy companies we may make. A decrease in credit quality and performance would, in turn, negatively affect the fair value of these investments, which would consequently negatively affect our net asset value. Should a prolonged decline in oil and natural gas prices occur, it is likely that our future portfolio companies' abilities to satisfy financial or operating covenants that may be imposed by us or other lenders will be adversely affected, thereby negatively impacting their financial condition and their ability to satisfy their debt service and other obligations to us. Likewise, should a prolonged decline in oil and natural gas prices occur, it is likely that our portfolio companies' cash flow and profit generating capacities would also be adversely affected thereby negatively impacting their ability to pay us dividends or distributions on certain of the investments we may make.

Cyclicality within the Energy sector may adversely affect our business.

        Industries within the Energy sector are cyclical with fluctuations in commodity prices and demand for commodities driven by a variety of factors. The highly cyclical nature of the industries within the Energy sector may lead to volatile changes in commodity prices, which may adversely affect the earnings of Energy companies in which we may invest.

Changes in international, foreign, federal, state or local government regulation may adversely affect our business.

        Energy companies are subject to significant international, foreign, federal, state and local government regulation, including how facilities are constructed, maintained and operated, environmental and safety controls, and the prices they may charge for the products and services they provide. Various governmental authorities have the power to enforce compliance with these regulations and the permits issued under them, and violators are subject to administrative, civil and criminal penalties, including civil fines, injunctions or both. For example, many state and federal environmental laws provide for civil penalties as well as regulatory remediation, thus adding to the potential liability an Energy company may face. More extensive laws, regulations or enforcement policies could be enacted in the future which would likely increase compliance costs and may adversely affect the financial performance of Energy companies in which we may invest.

        In particular, changes to laws and increased regulations or enforcement policies as a result of oil spills may adversely affect the financial performance of Energy companies. Additionally, changes to laws and increased regulation or restrictions on the use of hydraulic fracturing may adversely impact the ability of Energy companies to economically develop oil and natural gas resources and, in turn, reduce production for such commodities. Any such changes or increased regulations or policies may adversely affect the performance of Energy companies in which we may invest.

Energy companies are subject to various operational risks.

        Energy companies are subject to various operational risks, such as disruption of operations, mining, drilling or installation accidents, inability to timely and effectively integrate newly acquired assets, unanticipated operation and maintenance expenses, lack of proper asset integrity, underestimated cost projections, inability to renew or increased costs of rights of way, failure to obtain the necessary permits to operate and failure of third-party contractors to perform their contractual obligations. Thus, some Energy companies may be subject to construction risk, acquisition risk or other risks arising from their specific business strategies.

Energy companies that focus on exploration and production are subject to numerous reserve and production related risks.

        Exploration and production businesses are subject to overstatement of the quantities of their reserves based upon any reserve estimates that prove to be inaccurate, the possibility that no commercially productive oil, natural gas or other energy reservoirs will be discovered as a result of drilling or other exploration activities, the curtailment, delay or cancellation of exploration activities as a result of unexpected conditions or miscalculations, title problems, pressure or irregularities in formations, equipment failures or accidents, adverse weather conditions, compliance with environmental and other governmental requirements and cost of, or shortages or delays in the availability of, drilling rigs and other exploration equipment, and operational risks and hazards associated with the development of the underlying properties, including natural disasters, blowouts, explosions, fires, leakage of crude oil, natural gas or other resources, mechanical failures, cratering and pollution.

Competition between Energy companies may adversely affect our business.

        The Energy companies in which we may invest face substantial competition in acquiring assets, expanding or constructing assets and facilities, obtaining and retaining customers and contracts, securing trained personnel and operating their assets. Many of their competitors may have superior financial and other resources.

Inability by companies in which we may invest to make accretive acquisitions may adversely affect our business.

        The ability of Energy companies in which we may invest to grow and, where applicable, to increase dividends or distributions to their equity holders can be highly dependent on their ability to make acquisitions of infrastructure assets that result in an increase in free cash flow. In the event that such companies are unable to make such accretive acquisitions because they are unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts, because they are unable to raise financing for such acquisitions on economically acceptable terms, or because they are outbid by competitors, their future growth and ability to make or raise dividends or distributions will be limited and their ability to repay their debt and make payments to preferred equity holders may be weakened. Furthermore, even if these companies do consummate acquisitions that they believe will be accretive, the acquisitions may instead result in a decrease in free cash flow.

A significant accident or event that is not fully insured could adversely affect the operations and financial condition of Energy companies in which we may invest.

        The operations of Energy companies in which we may invest are subject to many hazards inherent in the transporting, processing, storing, distributing, mining, generating or marketing of natural gas, natural gas liquids, crude oil, coal, refined products, power or other commodities, or in the exploring, managing or producing of such commodities, including: damage to pipelines, storage tanks, vessels or related equipment and surrounding properties caused by hurricanes, tornadoes, floods, fires and other natural disasters or by acts of terrorism; inadvertent damage from construction or other equipment; leaks of natural gas, natural gas liquids, crude oil, refined products or other commodities; and fires and explosions. Further, since the September 11th terrorist attacks, the U.S. government has issued warnings that energy assets and facilities, specifically U.S. pipeline infrastructure, may be targeted in future terrorist attacks. These risks could result in substantial losses due to personal injury or loss of life, severe damage to and destruction of property and equipment and pollution or other environmental damage and may result in the curtailment or suspension of their related operations. Not all Energy companies are fully insured against all risks inherent to their businesses. If a significant accident or event occurs that is not fully insured, it could adversely affect the Energy company's operations and financial condition. In addition, any increased governmental regulation to mitigate such risks (including regulations related to recent oil spills or hydraulic fracturing), could increase insurance premiums and other operating costs for Energy companies in which we may invest.

Energy reserves naturally deplete as they are produced over time and this may adversely affect our business.

        Energy reserves naturally deplete as they are produced over time. Many Energy companies are either engaged in the production of natural gas, natural gas liquids, crude oil or coal, or are engaged in transporting, storing, distributing and processing these items or their derivatives on behalf of shippers. To maintain or grow their revenues, these companies or their customers need to maintain or expand their reserves through exploration of new sources of supply, through the development of existing sources or through acquisitions. The financial performance of Energy companies in which we may invest may be adversely affected if they, or the companies to whom they provide services, are unable to cost-effectively acquire additional reserves sufficient to replace the depleted reserves. If an Energy company fails to add reserves by acquiring or developing them, its reserves and production will decline over time as the reserves are produced. If an Energy company is not able to raise capital on favorable terms, it may not be able to add to or maintain its reserves.

Infrastructure assets may be the future target of terrorist organizations.

        The terrorist attacks in the United States on September 11, 2001, had a disruptive effect on the economy and the securities markets. United States military and related action in the Middle East and elsewhere could have significant adverse effects on the U.S. economy and the stock market. Uncertainty surrounding military strikes or actions or a sustained military campaign may affect an Energy company's operations in unpredictable ways, including disruptions of fuel supplies and markets, and infrastructure assets could be direct targets, or indirect casualties, of an act of terror. The U.S. government has issued warnings that infrastructure assets, specifically the United States' pipeline infrastructure, may be the future target of terrorist organizations. In addition, changes in the insurance markets have made certain types of insurance more difficult, if not impossible, to obtain and have generally resulted in increased premium costs.

Certain Energy companies are dependent on their parents or sponsors for a majority of their revenues and may be subject to affiliate party risk.

        Certain Energy companies in which we may invest are dependent on their parents or sponsors for a majority of their revenues. Any failure by an Energy company's parent or sponsor to satisfy its payments or obligations would impact the Energy company's revenues and cash flows and ability to make distributions.

Changing economic, regulatory and political conditions in some countries, including political and military conflicts, may adversely affect the businesses in which we invest.

        Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes, boycotts and government inspections or requisitioning of vessels. These types of events could impact the delivery of commodities or impact pricing of commodities.

Risks Related to Our Investments in MLPs

        An investment in MLP units involves certain risks which differ from an investment in the common shares of a corporation. Holders of MLP units have limited control and voting rights on matters affecting the partnership. In addition, there are certain tax risks associated with an investment in MLP units. See "Risk Factors—Risks Related to U.S. Federal Income Tax."

An MLP's cash flow, and consequently its distributions, are subject to operational and general energy industry risks, which may result in disparate quarterly distributions.

        A portion of the cash flow received by us may be derived from investments in the equity securities of MLPs. The amount of cash that an MLP has available for distributions and the tax character of such distributions depend upon the amount of cash generated by the MLP's operations. Cash available for distribution will vary from quarter to quarter and is largely dependent on factors affecting the MLP's operations and factors affecting the Energy industry in general. In addition to the risk factors described above, other factors which may reduce the amount of cash an MLP has available for distribution in a given quarter include increased operating costs, maintenance capital expenditures, acquisition costs, expansion, construction or exploration costs and borrowing costs.

Investments in MLPs may have limited liquidity.

        Although common units of some MLPs may trade on public exchanges, certain of these securities may trade less frequently, particularly those with smaller capitalizations. Securities with limited trading volumes may display volatile or erratic price movements. As a result, these securities may be difficult to dispose of at a fair price at the times when we believe it is desirable to do so. These securities are also more difficult to value, and our judgment as to value will often be given greater weight than market quotations, if any exist. Investment of our capital in securities that are less actively traded, or over time experience decreased trading volume, may restrict our ability to take advantage of other market opportunities. In addition, many MLP units are privately held.

Investments in MLPs are susceptible to interest rate fluctuation risks.

        Interest rate risk is the risk that securities will decline in value because of changes in market interest rates. The yields of equity and debt securities of MLPs are susceptible in the short-term to fluctuations in interest rates and, like treasury bonds, the prices of these securities typically decline when interest rates rise. Accordingly, our net asset value may be impacted by an increase in interest rates. Further, rising interest rates could adversely impact the financial performance of MLPs in which we invest by increasing their costs of capital. This may reduce their ability to execute acquisitions or expansion projects in a cost-effective manner.

Our investments in MLPs may be subject to additional fees and expenses, including management and incentive fees, and, as a result, our investments in MLPs may achieve a lower rate of return than our other investments.

        MLPs are subject to additional fees, some of which are paid regardless of the performance of its assets. We will pay certain management fees to the adviser entity of any MLP in which we invest. FSEP II Advisor will also earn its base management fee from us based on our gross assets, including our investment in any such MLP; therefore, we will be paying both FSEP II Advisor's base management fee and any management fees charged by an MLP. As a result, our investment returns attributable to MLPs in which we invest may be lower than other investments we select. In addition, because the fees received by an MLP adviser are typically based on the managed assets of the MLP, including the proceeds of any leverage it may incur, the MLP adviser has a financial incentive to utilize leverage, which may create a conflict of interest between the MLP adviser and us as a shareholder in the MLP.

Risks Related to Debt Financing

If we borrow money, which we currently intend to do, the potential for gain or loss on amounts invested in us will be magnified and may increase the risk of investing in us.

        The use of borrowings and other types of financing, also known as leverage, magnify the potential for gain or loss on amounts invested and, therefore, increase the risks associated with investing in our common shares. If we use leverage to partially finance our investments, through borrowing from banks and other lenders, we, and therefore you, will experience increased risks of investing in our common shares. Any lenders and debt holders would have fixed dollar claims on our assets that are superior to the claims of our shareholders. If the value of our assets increases, then leverage would cause the net asset value attributable to our common shares to increase more sharply than it would have had we not leveraged. Conversely, if the value of our assets decreases, leverage would cause net asset value to decline more sharply than it otherwise would have had we not leveraged. Similarly, any increase in our income in excess of interest payable on the borrowed funds would cause our net investment income to increase more than it would without the leverage, while any decrease in our income would cause net investment income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to make distributions to shareholders. Leverage is generally considered a speculative investment technique. In addition, the decision to utilize leverage will increase our assets and, as a result, will increase the amount of base management fees payable to FSEP II Advisor.

Changes in interest rates may affect our cost of capital and net investment income.

        Because we intend to use debt to finance investments, our net investment income will depend, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. In periods of rising interest rates when we have debt outstanding, our cost of funds will increase, which could reduce our net investment income. We expect that our long-term fixed-rate investments will be financed primarily with equity and long-term debt. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. These activities may limit our ability to participate in the benefits of lower interest rates with respect to the hedged portion of our portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations. Also, we have limited experience in entering into hedging transactions, and we will initially have to develop such expertise or arrange for such expertise to be provided.

        A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee hurdle rate and may result in a substantial increase of the amount of incentive fees payable to FSEP II Advisor with respect to pre-incentive fee net investment income. See "Investment Advisory and Administrative Services Agreement."

Risks Related to U.S. Federal Income Tax

We will be subject to corporate-level income tax if we are unable to qualify as a RIC under Subchapter M of the Code or to satisfy RIC distribution requirements.

        In order for us to maintain RIC tax treatment under Subchapter M of the Code, we must meet the following annual distribution, income source and asset diversification requirements. See "Material U.S. Federal Income Tax Considerations—Taxation as a RIC."

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  The Annual Distribution Requirement for RIC tax treatment will be satisfied if we distribute to our shareholders, for each tax year, dividends of an amount at least equal to 90% of our "investment company taxable income," which is generally the sum of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, without regard to any deduction for dividends paid. Because we may use debt financing, we are subject to an asset coverage ratio requirement under the 1940 Act and may in the future become subject to certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the Annual Distribution Requirement. If we are unable to obtain cash from other sources, we could fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

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  The income source requirement will be satisfied if we obtain at least 90% of our gross income for each tax year from dividends, interest, gains from the sale of securities or similar sources.

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  The asset diversification requirement will be satisfied if we meet certain asset diversification requirements at the end of each quarter of our tax year. To satisfy this requirement, at least 50% of the value of our assets must consist of cash, cash equivalents, U.S. government securities, securities of other RICs and other securities if such securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of such issuer; and no more than 25% of the value of our assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain "qualified publicly traded partnerships." Failure to meet these requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

        We must satisfy these tests on an ongoing basis in order to maintain RIC tax treatment, and may be required to make distributions to shareholders at times when it would be more advantageous to invest cash in our existing or other investments, or when we do not have funds readily available for distribution. Compliance with the RIC tax requirements may hinder our ability to operate solely on the basis of maximizing profits and the value of our shareholders' investments. If we fail to qualify for or maintain RIC tax treatment for any reason and are subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions.

Some of our equity investments may be subject to corporate-level income tax.

        We may invest in certain debt and equity investments through taxable subsidiaries and the net taxable income of these taxable subsidiaries will be subject to federal and state corporate income taxes. We may invest in certain foreign debt and equity investments which could be subject to foreign taxes (such as income tax, withholding, and value added taxes).

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

        For U.S. federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, increasing interest rates or debt obligations that were issued with warrants), we must include in income each tax year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same tax year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash. Further, we may elect to amortize market discounts and include such amounts in our taxable income in the current year, instead of upon disposition, as an election not to do so would limit our ability to deduct interest expenses for tax purposes.

        Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our shareholders in order to satisfy the Annual Distribution Requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the Annual Distribution Requirement necessary to maintain RIC tax treatment under Subchapter M of the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for or maintain RIC tax treatment and thus become subject to corporate-level U.S. federal income tax. For additional discussion regarding the tax implications of a RIC, see "Material U.S. Federal Income Tax Considerations—Taxation as a RIC."

        Furthermore, we may invest in the equity securities of non-U.S. corporations (or other non-U.S. entities classified as corporations for U.S. federal income tax purposes) that could be treated under the Code and U.S. Treasury regulations as "passive foreign investment companies" and/or "controlled foreign corporations." The rules relating to investment in these types of non-U.S. entities are designed to ensure that U.S. taxpayers are either, in effect, taxed currently (or on an accelerated basis with respect to corporate level events) or taxed at increased tax rates at distribution or disposition. In certain circumstances, these rules also could require us to recognize taxable income or gains where we do not receive a corresponding payment in cash.

Legislative or regulatory tax changes could adversely affect you.

        At any time, the federal income tax laws governing RICs or the administrative interpretations of those laws or regulations may be amended. Any of those new laws, regulations or interpretations may take effect retroactively and could adversely affect the taxation of us or of you as a shareholder. Therefore, changes in tax laws, regulations or administrative interpretations or any amendments thereto could diminish the value of an investment in our shares or the value or the resale potential of our investments.

We may be adversely affected if an MLP or other non-corporate business structure in which we invest is treated as a corporation, rather than a partnership, for U.S. federal income tax purposes.

        Our ability to meet our investment objectives will depend on the level of taxable income and distributions and dividends we receive from the MLPs and other Energy company securities in which we may invest, a factor over which we have no control. The benefit we derive from an investment in MLPs will be largely dependent on the MLPs being treated as partnerships for U.S. federal income tax purposes. As a partnership, an MLP has no tax liability at the entity level. If, as a result of a change in current law or a change in an MLP's business, an MLP is treated as a corporation for U.S. federal income tax purposes, such MLP would be obligated to pay U.S. federal income tax on its income at the corporate tax rate. If an MLP were classified as a corporation for U.S. federal income tax purposes, the amount of cash available for distribution would be reduced and distributions received by us would be taxed under U.S. federal income tax laws applicable to corporate distributions (as dividend income, return of capital or capital gain). Therefore, treatment of an MLP as a corporation for U.S. federal income tax purposes would result in a reduction in the after-tax return to us, likely causing a reduction in the value of our common shares. In addition, if we receive a Schedule K-1 from an MLP after having mailed a Form 1099-DIV to our shareholders, and our estimates with respect to the applicable MLP are determined to have been materially incorrect, we may be required to mail an amended Form 1099-DIV to our shareholders.

We may be adversely affected if an MLP or other non-corporate business structure in which we invest is unable to take advantage of certain tax deductions for U.S. federal income tax purposes and our income from investments in MLPs may exceed the cash received from such investments.

        As a limited partner in the MLPs in which we will seek to invest, we will receive our share of income, gains, losses, deductions and credits from those MLPs. Historically, a significant portion of income from MLPs has been offset by tax deductions. As a result, this income has been significantly lower than cash distributions paid by MLPs. We will incur a current tax liability on our share of an MLP's income and gains that is not offset by tax deductions, losses, and credits, or our net operating loss carryforwards, if any. The percentage of an MLP's income and gains which is offset by tax deductions, losses, and credits will fluctuate over time for various reasons. A significant slowdown in acquisition activity or capital spending by MLPs held in our portfolio could result in a reduction of accelerated depreciation generated by new acquisitions, which may result in an increase in our net ordinary income that we are required to distribute to shareholders to maintain our status as a RIC and to eliminate our liability for U.S. federal income tax. If our income from our investments in MLPs exceeds the cash distributions received from such investments, we may need to obtain cash from other sources in order to satisfy the Annual Distribution Requirement. If we are unable to obtain cash from other sources, we may fail to qualify for or maintain RIC tax treatment and become subject to corporate-level U.S. federal income tax. We may also recognize gain in excess of cash proceeds upon the sale of an interest in an MLP. Any such U.S. gain may need to be distributed or deemed distributed in order to avoid liability for corporate-level U.S. federal income taxes on such gain. See "Material U.S. Federal Income Tax Considerations."

Our portfolio investments may present special tax issues.

        Investments in below-investment grade debt instruments and certain equity securities may present special tax issues for us. U.S. federal income tax rules are not entirely clear about issues such as when we may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless debt in equity securities, how payments received on obligations in default should be allocated between principal and interest income, as well as whether exchanges of debt instruments in a bankruptcy or workout context are taxable. Such matters could cause us to recognize taxable income for U.S. federal income tax purposes, even in the absence of cash or economic gain, and require us to make taxable distributions to our shareholders to maintain our RIC status or preclude the imposition of either U.S. federal corporate income or excise taxation. Additionally, because such taxable income may not be matched by corresponding cash received by us, we may be required to borrow money or dispose of other investments to be able to make distributions to our shareholders. These and other issues will be considered by us, to the extent determined necessary, in order that we minimize the level of any U.S. federal income or excise tax that we would otherwise incur. See "Material U.S. Federal Income Tax Considerations—Taxation as a RIC."

 SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Some of the statements in this prospectus constitute forward-looking statements because they relate to future events or our future performance or financial condition. The forward-looking statements contained in this prospectus may include statements as to:

  •
  our future operating results;

  •
  our business prospects and the prospects of the companies in which we may invest;

  •
  the impact of the investments that we expect to make;

  •
  the ability of our portfolio companies to achieve their objectives;

  •
  our expected financing arrangements and investments;

  •
  changes in the general interest rate environment;

  •
  the adequacy of our cash resources, financing sources and working capital;

  •
  the timing and amount of cash flows, distributions and dividends, if any, from our portfolio companies;

  •
  our contractual arrangements and relationships with third parties;

  •
  actual and potential conflicts of interest with FSEP II Advisor, FB Income Advisor, LLC, FSIC II Advisor, LLC, FSIC III Advisor, LLC, FS Investment Advisor, LLC, FSIC IV Advisor, LLC, FS Global Advisor, LLC, FS Investment Corporation, FS Investment Corporation II, FS Investment Corporation III, FS Investment Corporation IV, FS Energy and Power Fund, FS Global Credit Opportunities Fund, GSO or any of their affiliates;

  •
  the dependence of our future success on the general economy and its effect on the industries in which we may invest;

  •
  our use of financial leverage;

  •
  the ability of FSEP II Advisor to locate suitable investments for us, and to monitor and administer our investments;

  •
  the ability of FSEP II Advisor or its affiliates to attract and retain highly talented professionals;

  •
  our ability to maintain our qualification as a RIC and as a BDC;

  •
  the impact on our business of the Dodd-Frank Act and the rules and regulations issued thereunder;

  •
  the effect of changes to tax legislation and our tax position; and

  •
  the tax status of the enterprises in which we may invest.

        In addition, words such as "anticipate," "believe," "expect" and "intend" indicate a forward-looking statement, although not all forward-looking statements include these words. The forward-looking statements contained in this prospectus involve risks and uncertainties. Our actual results could differ materially from those implied or expressed in the forward-looking statements for any reason, including the factors set forth in "Risk Factors" and elsewhere in this prospectus. Other factors that could cause actual results to differ materially include:

  •
  changes in the economy;

  •
  risks associated with possible disruption in our operations or the economy generally due to terrorism or natural disasters; and

  •
  future changes in laws or regulations and conditions in our operating areas.

        We have based the forward-looking statements included in this prospectus on information available to us on the date of this prospectus. Except as required by the federal securities laws, we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised to consult any additional disclosures that we may make directly to you or through reports that we may file in the future with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. The forward-looking statements and projections contained in this prospectus or in periodic reports we file under the Exchange Act are excluded from the safe harbor protection provided by Section 27A of the Securities Act and Section 21E of the Exchange Act.

 ESTIMATED USE OF PROCEEDS

        The following table sets forth our estimates of how we intend to use the gross proceeds from this offering. Information is provided assuming the sale of Class T shares at the initial offering price of $10.60 per share. The initial public offering price is subject to increase or decrease based upon, among other things, the net asset value per share. The amount of net proceeds may be more or less than the amount depicted in the table below depending on the public offering price and the actual number of common shares we sell in this offering.

        We intend to use substantially all of the proceeds from this offering, net of expenses, to make investments primarily in private U.S. Energy companies in accordance with our investment objectives and using the strategies described in this prospectus. We anticipate that the remainder will be used for working capital and general corporate purposes, including the payment of operating expenses. However, we have not established limits on the use of proceeds from this offering. We will seek to invest the net proceeds received in this offering as promptly as practicable after receipt thereof. However, depending on market conditions and other factors, including the availability of investments that meet our investment objectives, we may be unable to invest such proceeds within the time period we anticipate. Our investment policy is to invest, under normal circumstances, at least 80% of our total assets in securities of Energy companies. There can be no assurance we will be able to sell the maximum amount we are offering. If we sell only a portion of the common shares we are registering, we may be unable to achieve our investment objectives or allocate our portfolio among various issuers and industries.

        Pursuant to an expense support and conditional reimbursement agreement, dated as of July 31, 2014, or the expense reimbursement agreement, Franklin Square Holdings has agreed to reimburse us for expenses in an amount that is sufficient to ensure that no portion of our distributions to shareholders will be paid from our offering proceeds or borrowings. Although Franklin Square Holdings may terminate the expense reimbursement agreement at any time, it has indicated that it expects to continue such reimbursements until it deems that we have achieved economies of scale sufficient to ensure that we bear a reasonable level of expenses in relation to our income. In the event that the expense reimbursement agreement is terminated, we may pay distributions from offering proceeds or borrowings. In addition, we have not established limits on the use of proceeds from this offering or the amount of funds we may use from available sources to make distributions to shareholders.

        Pending investment of the proceeds raised in this offering, we intend to invest the net proceeds primarily in cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment, consistent with our BDC election and our election to be taxed as a RIC.

        The amounts in the table assume that the full upfront sales commissions of our Class T common shares are paid. All or a portion of the upfront selling commissions may be reduced or eliminated in connection with certain categories of sales. See "Plan of Distribution." Any reduction in these fees will be accompanied by a corresponding reduction in the per share purchase price but will not affect the amounts available to us for investments. Because amounts in the following table are estimates, they may not accurately reflect the actual receipt or use of the offering proceeds.

        In addition, under the terms of the investment advisory and administrative services agreement, upon satisfaction of the minimum offering requirement, FSEP II Advisor will be entitled to receive up to 0.75% of the gross proceeds raised in this offering until all organization and offering costs funded by FSEP II Advisor or its affiliates (including Franklin Square Holdings) have been recovered.

        The following table presents information regarding the use of proceeds raised in this offering with respect to Class T shares.

	Minimum Offering of $1.0 million		Maximum Offering of 150.0 million Class T Shares
	Amount	%	Amount	%
Gross Proceeds	$1,000,000	100.0%	$1,590,000,000	100.0%
Less:
Upfront Selling Commission	22,000	2.20%	34,980,000	2.20%
Offering Expenses	7,500	0.75%	11,925,000	0.75%

Net Proceeds/Amount Available for Investments	$970,500	97.05%	$1,543,095,000	97.05%

 DISTRIBUTIONS

        Subject to our board of trustees' discretion and applicable legal restrictions, we intend to authorize and declare ordinary cash distributions on either a weekly, semi-monthly or monthly basis and pay such distributions on either a monthly or quarterly basis beginning no later than the first calendar quarter after the month in which the minimum offering requirement is met. We will calculate each shareholder's specific distribution amount for the period using record and declaration dates, and each shareholder's distributions will begin to accrue on the date we accept such shareholder's subscription for our common shares. The per share amount of distributions on Class A, Class D, Class T and Class I shares will differ because of different allocations of class-specific expenses. For example, distributions on Class A, Class D and Class T shares will be lower than on Class I shares because Class A, Class D and Class T shares are subject to an annual distribution fee for a period of time. In addition, the distribution fee for Class A, Class D and Class T shares will be different. The following table sets forth the distribution fees for each class.

Class(1)	Annual Distribution Fee(2)
Class A	0.80%
Class D	0.50%
Class T(3)	1.40%
Class I	None

(1)
Currently, we are only offering Class T shares. We intend to offer Class A, Class D and Class I shares in the future, subject to obtaining a satisfactory exemptive order from the SEC.

(2)
The annual distribution fee will be payable by us and will terminate upon the occurrence of certain conditions, at which point, if Class I shares are offered in the future, such shares will convert into Class I shares. See "Multiple Share Classes—Conversion Feature and Termination of Distribution Fees."

(3)
The annual distribution fee for Class T shares will begin to accrue on the first day of the first full calendar month following the Trigger Date.

        From time to time, we may also pay special interim distributions in the form of cash or common shares at the discretion of our board of trustees. For example, our board of trustees may periodically declare share distributions in order to reduce the net asset value per share of a share class if necessary to ensure that we do not sell common shares of any class at a price per share, after deducting upfront selling commissions, if any, that is below the net asset value per share of the applicable class.

        We may fund our cash distributions to shareholders from any sources of funds legally available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies and expense reimbursements from Franklin Square Holdings. We have not established limits on the amount of funds we may use from available sources to make distributions.

        We expect that for a period of time following commencement of this offering, which time period may be significant, substantial portions of our distributions may be funded through the reimbursement of certain expenses by Franklin Square Holdings and its affiliates, including through the waiver of certain investment advisory fees by FSEP II Advisor, that are subject to repayment by us within three years. The purpose of this arrangement is to ensure that no portion of our distributions to shareholders will be paid from offering proceeds or borrowings. You should understand that any such distributions funded through expense reimbursements or waivers of advisory fees will not be based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or Franklin Square Holdings and its affiliates continue to make such reimbursements or waivers of such fees. You should also understand that our future repayment of amounts reimbursed or waived by Franklin Square Holdings or its affiliates will reduce the distributions that shareholders would otherwise receive in the future. There can be no assurance that we will achieve the performance necessary to be able to pay distributions at a specific rate or at all. Franklin Square Holdings and its affiliates, including FSEP II Advisor, have no obligation to waive advisory fees or otherwise reimburse expenses in future periods.

        On a quarterly basis, we will send information to all shareholders of record regarding the sources of distributions paid to our shareholders in such quarter. During certain periods, our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from our continuous public offering of common shares. As a result, it is possible that a portion of the distributions we make will represent a return of capital. A return of capital generally is a return of a shareholder's investment rather than a return of earnings or gains derived from our investment activities and will be made after deducting the fees and expenses payable in connection with our continuous public offering, including any fees payable to FSEP II Advisor. Moreover, a return of capital will generally not be taxable, but will reduce each shareholder's cost basis in our common shares, and will result in a higher reported capital gain or lower reported capital loss when the common shares on which such return of capital was received is sold. Each year a statement on Form 1099-DIV identifying the sources of our distributions (i.e., paid from ordinary income, paid from net capital gains on the sale of securities, and/or a return of capital) will be mailed to our shareholders. See "Material U.S. Federal Income Tax Considerations."

        Pursuant to the expense reimbursement agreement, Franklin Square Holdings has agreed to reimburse us for expenses in an amount that is sufficient to ensure that no portion of our distributions to shareholders will be paid from offering proceeds or borrowings. See "Discussion of the Company's Expected Operating Plans—Overview—Expense Reimbursement" for a detailed discussion of the expense reimbursement agreement, including amounts reimbursed to us by Franklin Square Holdings thereunder and the repayment of such amounts to Franklin Square Holdings.

        From time to time and not less than on a quarterly basis, FSEP II Advisor must review our accounts to determine whether cash distributions are appropriate. We intend to distribute pro rata to our shareholders any funds received by us which FSEP II Advisor deems unnecessary for us to retain.

        We intend to make our ordinary distributions in the form of cash out of assets legally available for distribution, unless shareholders elect to receive distributions in additional common shares under our distribution reinvestment plan. Although distributions paid in the form of additional common shares will generally be subject to U.S. federal, state and local taxes in the same manner as cash distributions, shareholders who elect to participate in our distribution reinvestment plan will not receive any corresponding cash distributions with which to pay any such applicable taxes. Shareholders receiving distributions in the form of additional common shares will be treated as receiving a distribution in the amount of the fair market value of our common shares. If shareholders hold common shares in the name of a broker or financial intermediary, they should contact such broker or financial intermediary regarding their option to elect to receive distributions in additional common shares under our distribution reinvestment plan in lieu of cash.

        In order to maintain our qualification as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements. In addition, in order to maintain RIC tax treatment, we must distribute to our shareholders, for each tax year, dividends generally of an amount at least equal to 90% of our "investment company taxable income," which is generally the sum of our net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses, determined without regard to any deduction for dividends paid. In order to avoid certain excise taxes imposed on RICs, we must distribute dividends during each calendar year generally of an amount at least equal to the sum of (1) 98% of our net ordinary income (taking into account certain deferrals and elections) for the calendar year, (2) 98.2% of our capital gain net income, which is the excess of capital gains over capital losses for the one-year period ending October 31 of that calendar year (as adjusted for certain ordinary losses) and (3) any net ordinary income and capital gain net income for the preceding years that were not distributed during such years and on which we paid no U.S. federal income tax. Any distribution declared by us during October, November or December of any calendar year, payable to shareholders of record on a specified date in such a month and actually paid during January of the following calendar year, will be treated as if it had been paid by us, as well as received by our U.S. shareholders, on December 31 of the calendar year in which the distribution was declared. We generally will endeavor in each tax year to avoid any material U.S. federal excise tax on our earnings. We can offer no assurance that we will achieve results that will permit us to pay any cash distributions. If we issue senior securities, we will be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings. See "Regulation" and "Material U.S. Federal Income Tax Considerations."

        We have adopted an "opt in" distribution reinvestment plan for our shareholders. As a result, if we make a cash distribution, our shareholders will receive the distribution in cash unless they specifically "opt in" to the distribution reinvestment plan so as to have their cash distribution reinvested in additional common shares. However, certain state authorities or regulators may impose restrictions from time to time that may prevent or limit a shareholder's ability to participate in our distribution reinvestment plan. See "Distribution Reinvestment Plan."

The determination of the tax attributes of our distributions will be made annually as of the end of our fiscal year based upon our taxable income for the full year and distributions paid for the full year. The actual tax characteristics of distributions to shareholders will be reported to shareholders annually.

 DISCUSSION OF THE COMPANY'S EXPECTED OPERATING PLANS

        The information in this section contains forward-looking statements that involve risks and uncertainties. Please see "Risk Factors" and "Special Note Regarding Forward-Looking Statements" for a discussion of the uncertainties, risks and assumptions associated with these statements. You should read the following discussion in conjunction with the financial statements and related notes and other financial information appearing elsewhere in this prospectus. Many of the amounts and percentages presented in "Discussion of the Company's Expected Operating Plans" have been rounded for convenience of presentation and all amounts are presented in thousands (unless otherwise indicated), except share and per share amounts.

Overview

        We were formed as a Delaware statutory trust under the Delaware Statutory Trust Act on February 6, 2014 and will not formally commence investment operations until we raise gross proceeds in excess of $1,000 from sales of our common shares in our continuous public offering, all of which must be from persons who are not affiliated with us or FSEP II Advisor. We are an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act and has elected to be treated for U.S. federal income tax purposes, and intends to qualify annually, as a RIC under Subchapter M of the Code.

        Our investment activities will be managed by FSEP II Advisor and supervised by our board of trustees, a majority of whom are independent. Under the investment advisory and administrative services agreement, we have agreed to pay FSEP II Advisor an annual base management fee based on the average weekly value of our gross assets and an incentive fee based on our performance. See "Investment Advisory and Administrative Services Agreement" for a description of the fees to which FSEP II Advisor will be entitled. FSEP II Advisor has engaged GSO to act as our investment sub-adviser. GSO will assist FSEP II Advisor in identifying investment opportunities and will make investment recommendations for approval by FSEP II Advisor according to guidelines set by FSEP II Advisor.

        Our investment policy will be to invest, under normal circumstances, at least 80% of our total assets in securities of Energy companies. This investment policy may not be changed without at least 60 days' prior notice to holders of our common shares of any such change.

        Our investment objective is to generate current income and long-term capital appreciation. We have identified and intend to focus on the following investment categories, which we believe will allow us to generate an attractive total return with an acceptable level of risk.

        Direct Originations:    We intend to leverage our relationship with GSO and its global sourcing and origination platform, including its industry relationships, to directly source investment opportunities. Such investments will be originated or structured for us or made by us and will not be generally available to the broader market. These investments may include both debt and equity components, although we do not expect to make equity investments (other than income-oriented equity investments) independent of having an existing credit relationship. We believe directly originated investments may offer higher returns and more favorable protections than broadly syndicated transactions.

        Opportunistic:    We intend to seek to capitalize on market price inefficiencies by investing in loans, bonds and other securities where the market price of such investment reflects a lower value than deemed warranted by our fundamental analysis. We believe that market price inefficiencies may occur due to, among other things, general dislocations in the markets, a misunderstanding by the market of a particular company or an Energy industry sub-sector being out of favor with the broader investment community. We will seek to allocate capital to these securities that have been misunderstood or mispriced by the market and where we believe there is an opportunity to earn an attractive return on our investment. Such opportunities may include both event driven investments and anchor orders.

        In the case of event driven investments, we intend to take advantage of dislocations that arise in the markets due to an impending event and where the market's apparent expectation of value differs substantially from our fundamental analysis. Such events may include a looming debt maturity or default, a merger, spin-off or other corporate reorganization, an adverse regulatory or legal ruling, or a material contract expiration, any of which may significantly improve or impair a company's financial position. Compared to other investment strategies, event driven investing depends more heavily on our ability to successfully predict the outcome of an individual event rather than on underlying macroeconomic fundamentals. As a result, successful event driven strategies may offer both substantial diversification benefits and the ability to generate performance in uncertain market environments.

        We may also invest in certain opportunities that are originated and then syndicated by a commercial or investment bank but where we provide a capital commitment significantly above the average syndicate participant, i.e., an anchor order. In these types of investments, we may receive fees, preferential pricing or other benefits not available to other lenders in return for our significant capital commitment. Our decision to provide an anchor order to a syndicated transaction will be predicated on a rigorous credit analysis, our familiarity with a particular company, Energy industry sub-sector or financial sponsor, and the broader investment experiences of FSEP II Advisor and GSO.

        Broadly Syndicated/Other:    Although our primary focus will be to invest in directly originated transactions and opportunistic investments, in certain circumstances we will also invest in the broadly syndicated loan and high yield markets. Broadly syndicated loans and bonds are generally more liquid than our directly originated investments and will provide a complement to our less liquid strategies. In addition, and because we expect to typically receive more attractive financing terms on these positions than we would on our less liquid assets, we expect to be able to leverage the broadly syndicated portion of our portfolio in such a way that will maximize the levered return potential of our portfolio.

        We anticipate that our portfolio will be comprised primarily of income-oriented securities, which refers to debt securities and income-oriented preferred and common equity interests, of privately held Energy companies within the United States. We intend to weight our portfolio towards senior and subordinated debt. In addition to investments purchased from dealers or other investors in the secondary market, we expect to invest in primary market transactions and directly originated investments as this will provide us with the ability to tailor investments to best match a project's or company's needs with our investment objectives. Our portfolio may also be comprised of select income-oriented preferred or common equity interests, which refers to equity interests that pay consistent, high-yielding dividends, that we believe will produce both current income and long-term capital appreciation. These income-oriented preferred or common equity interests may include interests in MLPs. In connection with certain of our future debt investments, we may on occasion receive equity interests such as warrants or options as additional consideration. In addition, a portion of our portfolio may be comprised of minority interests in the form of common or preferred equity or other equity-related securities, such as rights and warrants that may be converted into or exchanged for common stock or other equity or the cash value of common stock, in our target companies, as well as derivatives, including total return swaps and credit default swaps. Upon satisfying the minimum offering requirement, we will commence investment operations and investors will be subject to the fees and expenses disclosed in this prospectus. Prior to raising sufficient capital, we may make smaller investments than we expect to make once we raise sufficient capital due to liquidity constraints. Once we raise sufficient capital, we expect that our investments will generally range between $5,000 and $75,000 each, although investments may vary proportionately as the size of our capital base changes and will ultimately be made at the discretion of FSEP II Advisor, subject to oversight by our board of trustees.

Revenues

        The principal measure of our financial performance will be net increase in net assets resulting from operations, which includes net investment income, net realized gain or loss on investments, net realized gain or loss on foreign currency, net unrealized appreciation or depreciation on investments and net unrealized gain or loss on foreign currency. Net investment income is the difference between our income from interest, dividends, fees and other investment income and our operating and other expenses. Net realized gain or loss on investments is the difference between the proceeds received from dispositions of portfolio investments and their amortized cost, including the respective realized gain or loss on foreign currency for those foreign denominated investment transactions. Net realized gain or loss on foreign currency is the portion of realized gain or loss attributable to foreign currency fluctuations. Net unrealized appreciation or depreciation on investments is the net change in the fair value of our investment portfolio, including the respective unrealized gain or loss on foreign currency for those foreign denominated investments. Net unrealized gain or loss on foreign currency is the net change in the value of receivables or accruals due to the impact of foreign currency fluctuations.

        We plan to generate revenues in the form of interest income on the debt investments we anticipate holding. We may also generate revenues in the form of dividends and other distributions on the equity or other securities we anticipate holding. In addition, we may generate revenues in the form of non-recurring commitment, closing, origination, structuring or diligence fees, fees for providing managerial assistance, consulting fees, prepayment fees and performance-based fees. Any such fees generated in connection with our investments will be recognized as earned.

Expenses

        Our primary operating expenses will be the payment of management and incentive fees and other expenses under the investment advisory and administrative services agreement, interest expense from financing arrangements and other expenses necessary for our operations. The management and incentive fees will compensate FSEP II Advisor for its work in identifying, evaluating, negotiating, executing, monitoring and servicing our investments. FSEP II Advisor will be responsible for compensating our investment sub-adviser.

        We will reimburse FSEP II Advisor for expenses necessary to perform services related to our administration and operations, including FSEP II Advisor's allocable portion of the compensation and related expenses of certain personnel of Franklin Square Holdings providing administrative services to us on behalf of FSEP II Advisor. Such services will include the provision of general ledger accounting, fund accounting, legal services, investor relations and other administrative services. FSEP II Advisor also will perform, or oversee the performance of, our corporate operations and required administrative services, which includes being responsible for the financial records that we are required to maintain and preparing reports for our shareholders and reports filed with the SEC. In addition, FSEP II Advisor will assist us in calculating the net asset value for each share class, overseeing the preparation and filing of tax returns and the printing and dissemination of reports to our shareholders, and generally overseeing the payment of our expenses and the performance of administrative and professional services rendered to us by others.

        The amount of the reimbursement payable to FSEP II Advisor will be the lesser of (1) FSEP II Advisor's actual costs incurred in providing such services and (2) the amount that we estimate we would be required to pay alternative service providers for comparable services in the same geographic location. FSEP II Advisor will be required to allocate the cost of such services to us based on factors such as assets, revenues, time allocations and/or other reasonable metrics. Our board of trustees will review the methodology employed in determining how the expenses are allocated to us and the proposed allocation of the administrative expenses among us and certain affiliates of FSEP II Advisor. Our board of trustees will then assess the reasonableness of such reimbursements for expenses allocated to us based on the breadth, depth and quality of such services as compared to the estimated cost to us of obtaining similar services from third-party service providers known to be available. In addition, our board of trustees will consider whether any single third-party service provider would be capable of providing all such services at comparable cost and quality. Finally, our board of trustees will, among other things, compare the total amount paid to FSEP II Advisor for such services as a percentage of our net assets to the same ratio as reported by other comparable BDCs. We will not reimburse FSEP II Advisor for any services for which it receives a separate fee, or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of FSEP II Advisor.

        We will bear all other expenses of our operations and transactions, including (without limitation) fees and expenses relating to:

  •
  corporate and organization expenses relating to offerings of our common shares, subject to limitations included in the investment advisory and administrative services agreement;

  •
  the cost of calculating the net asset value for each share class, including the cost of any third-party pricing or valuation services;

  •
  the cost of effecting sales and repurchases of our common shares and other securities;

  •
  investment advisory fees;

  •
  fees payable to third parties relating to, or associated with, making investments and valuing investments, including fees and expenses associated with performing due diligence reviews of prospective investments;

  •
  interest payments on our debt or related obligations;

  •
  research and market data (including news and quotation equipment and services, and any computer hardware and connectivity hardware (e.g. telephone and fiber optic lines) incorporated into the cost of obtaining such research and market data);

  •
  transfer agent and custodial fees;

  •
  fees and expenses associated with marketing efforts;

  •
  federal and state registration fees;

  •
  federal, state and local taxes;

  •
  annual fees of the Delaware trustee;

  •
  fees and expenses of trustees not also serving in an executive officer capacity for us or FSEP II Advisor;

  •
  costs of proxy statements, shareholders' reports and notices and other filings;

  •
  fidelity bond, trustees and officers/errors and omissions liability insurance and other insurance premiums;

  •
  direct costs such as printing, mailing, long distance telephone and staff;

  •
  fees and expenses associated with accounting, corporate governance, independent audits and outside legal costs;

  •
  costs associated with our reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws, including compliance with the Sarbanes-Oxley Act;

  •
  brokerage commissions for our investments; and

  •
  all other expenses incurred by FSEP II Advisor, GSO, or us in connection with administering our business, including expenses incurred by FSEP II Advisor or GSO in performing administrative services for us and administrative personnel paid by FSEP II Advisor or GSO, to the extent they are not controlling persons of FSEP II Advisor, GSO or any of their respective affiliates, subject to the limitations included in the investment advisory and administrative services agreement.

        In addition, we have contracted with State Street Bank and Trust Company, or State Street, to provide various accounting and administrative services, including, but not limited to, preparing preliminary financial information for review by FSEP II Advisor, preparing and monitoring expense budgets, maintaining accounting and corporate books and records, processing trade information provided by us and performing testing with respect to RIC compliance.

Expense Reimbursement

        Pursuant to the expense reimbursement agreement, Franklin Square Holdings has agreed to reimburse us for expenses in an amount that is sufficient to ensure that no portion of our distributions to shareholders will be paid from our offering proceeds or borrowings. However, because certain investments we may make, including preferred and common equity investments, may generate dividends and other distributions to us that are treated for tax purposes as a return of capital, a portion of our distributions to shareholders may also be deemed to constitute a return of capital for tax purposes to the extent that we may use such dividends or other distribution proceeds to fund our distributions to shareholders. Under those circumstances, Franklin Square Holdings will not reimburse us for the portion of such distributions to shareholders that represent a return of capital for tax purposes, as the purpose of the expense reimbursement arrangement is not to prevent tax-advantaged distributions to shareholders.

        Under the expense reimbursement agreement, Franklin Square Holdings will reimburse us quarterly for expenses in an amount equal to the difference between our cumulative distributions paid to our shareholders in each quarter, less the sum of our net investment company taxable income, net capital gains and dividends and other distributions paid to us on account of preferred and common equity investments in portfolio companies (to the extent such amounts are not included in net investment company taxable income or net capital gains) in each quarter.

        Pursuant to the expense reimbursement agreement, we have a conditional obligation to reimburse Franklin Square Holdings for any amounts funded by Franklin Square Holdings under such agreement if (and only to the extent that), during any fiscal quarter occurring within three years of the date on which Franklin Square Holdings funded such amount, the sum of our net investment company taxable income, net capital gains and the amount of any dividends and other distributions paid to us on account of preferred and common equity investments in portfolio companies (to the extent not included in net investment company taxable income or net capital gains) exceeds the cumulative ordinary cash distributions paid by us to our shareholders during such quarter; provided, however, that (i) we will only reimburse Franklin Square Holdings for expense support payments made by Franklin Square Holdings with respect to any calendar quarter to the extent that the payment of such reimbursement (together with any other reimbursement paid during such fiscal year) does not cause "other operating expenses" (as defined below) (on an annualized basis and net of any expense support payments received by us during such fiscal year) to exceed the lesser of (A) 1.75% of our average net assets attributable to our common shares for the fiscal year-to-date period after taking such payments into account and (B) the percentage of our average net assets attributable to our common shares represented by "other operating expenses" during the fiscal year in which such expense support payment from Franklin Square Holdings was made (provided, however, that this clause (B) shall not apply to any reimbursement payment which relates to an expense support payment from Franklin Square Holdings made during the same fiscal year) and (ii) we will not reimburse Franklin Square Holdings for expense support payments made by Franklin Square Holdings for any calendar quarter if the annualized rate of regular cash distributions declared by us at the time of such reimbursement payment is less than the annualized rate of regular cash distributions declared by us at the time Franklin Square Holdings made the expense support payment to which such reimbursement payment relates. We are not obligated to pay interest on the reimbursements we are required to make to Franklin Square Holdings under the expense reimbursement agreement "Other operating expenses" means our total "operating expenses" (as defined below), excluding base management fees, incentive fees, distribution fees organization and offering costs, financing fees and costs, interest expense, brokerage commissions and extraordinary expenses. "Operating expenses" means all operating costs and expenses incurred, as determined in accordance with GAAP for investment companies.

        Franklin Square Holdings has indicated that it expects to continue such reimbursements until it deems that we have achieved economies of scale sufficient to ensure that we bear a reasonable level of expenses in relation to our income.

        The specific amount of expenses reimbursed by Franklin Square Holdings pursuant to the expense reimbursement agreement, if any, will be determined at the end of each quarter. We or Franklin Square Holdings may terminate the expense reimbursement agreement at any time. Upon termination of the expense reimbursement agreement by Franklin Square Holdings, Franklin Square Holdings will be required to fund any amounts accrued thereunder as of the date of termination. Similarly, our conditional obligation to reimburse Franklin Square Holdings pursuant to the terms of the expense reimbursement agreement shall survive the termination of such agreement by either party.

        Franklin Square Holdings is controlled by our chairman, president and chief executive officer, Michael C. Forman, and our vice-chairman, David J. Adelman. There can be no assurance that the expense reimbursement agreement will remain in effect or that Franklin Square Holdings will reimburse any portion of our expenses in future quarters.

Portfolio Investment Activity for the Nine Months Ended September 30, 2015 and for the Period from February 6, 2014 (Inception) to December 31, 2014.

        For the nine months ended September 30, 2015 and for the period from February 6, 2014 (Inception) to December 31, 2014, we did not make or sell any investments.

Financial Condition, Liquidity and Capital Resources

        We intend to generate cash primarily from the net proceeds of our continuous public offering and from cash flows from fees, interest and dividends earned from our investments, as well as principal repayments and proceeds from sales of our investments. Immediately after we satisfy the minimum offering requirement, gross subscription funds will total at least $1,000. Subsequent to satisfying the minimum offering requirement, we will sell our Class T shares at an initial offering price of $10.60 per share. We intend to offer Class A, Class D and Class I shares in the future, subject to obtaining a satisfactory exemptive order from the SEC. We will accept subscriptions on a continuous basis and issue common shares at weekly closings at prices that, after deducting upfront selling commissions, if any, must be above the net asset value per share of the applicable class. In connection with each weekly closing, our board of trustees or a committee thereof is required, within 48 hours of the time that each closing and sale is made, to make the determination that we are not selling common shares of any class at a price per share which, after deducting upfront selling commissions, if any, is below our then-current net asset value per share of the applicable class.

        Prior to investing in securities of portfolio companies, we will invest the net proceeds from our continuous public offering and from any sales and paydowns of our existing investments primarily in cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment, consistent with our BDC election and our election to be taxed as a RIC.

        We may borrow funds to make investments, including before we have fully invested the proceeds from our continuous public offering, to the extent we determine that additional capital would allow us to take advantage of additional investment opportunities, if the market for debt financing presents attractively priced debt financing opportunities, or if our board of trustees determines that leveraging our portfolio would be in our best interests and the best interests of our shareholders. However, we have not currently decided whether, and to what extent, we will finance portfolio investments using debt. We do not currently anticipate issuing any preferred shares.

Net Worth of Sponsors

        The North American Securities Administrators Association, in its Omnibus Guidelines Statement of Policy adopted on March 29, 1992 and as amended on May 7, 2007 and from time to time, requires that our sponsors and affiliates have an aggregate financial net worth, exclusive of home, automobiles and home furnishings, of 5.0% of the first $20,000 of both the gross amount of securities currently being offered in this offering and the gross amount of any originally issued direct participation program securities sold by our sponsors and affiliates within the past 12 months, plus 1.0% of all amounts in excess of the first $20,000. Based on these requirements, our sponsors have an aggregate financial net worth in excess of those amounts required by the Omnibus Guidelines Statement of Policy.

Capital Contributions by Franklin Square Holdings

        In April 2014, pursuant to a private placement, Michael C. Forman and David J. Adelman, the co-founders of Franklin Square Holdings, contributed an aggregate of $200 to purchase approximately 22,222 common shares at $9.00 per share. Messrs. Forman and Adelman have agreed not to tender these common shares for repurchase as long as FSEP II Advisor remains our investment adviser.

RIC Status and Distributions

        We have elected to be treated for U.S. federal income tax purposes, and intend to qualify annually thereafter, as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that we timely distribute each tax year as dividends to our shareholders. To maintain our qualification as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements. In addition, in order to maintain RIC tax treatment, we must distribute to our shareholders, for each tax year, dividends generally of an amount at least equal to 90% of our "investment company taxable income," which is generally the sum of our net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses, determined without regard to any deduction for dividends paid. As long as the distributions are declared by the later of the fifteenth day of the ninth month following the close of the tax year or the due date of the tax return, including extensions, distributions paid up to one year after the current tax year can be carried back to the prior tax year for determining the distributions paid in such tax year. We intend to make sufficient distributions to our shareholders to maintain our RIC tax treatment each tax year. We will also generally be subject to nondeductible U.S. federal excise taxes on certain undistributed income unless we distribute dividends in a timely manner to our shareholders generally of an amount at least equal to the sum of (1) 98% of our net ordinary income (taking into account certain deferrals and elections) for the calendar year, (2) 98.2% of our capital gain net income, which is the excess of capital gains over capital losses for the one-year period ending October 31 of that calendar year (as adjusted for certain ordinary losses) and (3) any net ordinary income and capital gain net income for the preceding years that were not distributed during such years and on which we paid no U.S. federal income tax. Any distribution declared by us during October, November or December of any calendar year, payable to shareholders of record on a specified date in such a month and actually paid during January of the following calendar year, will be treated as if it had been paid by us, as well as received by our U.S.

shareholders, on December 31 of the calendar year in which the distribution was declared. We generally will endeavor in each tax year to avoid any material U.S. federal excise tax on our earnings.

        Subject to our board of trustees' discretion and applicable legal restrictions, we intend to authorize and declare ordinary cash distributions on either a weekly, semi-monthly or monthly basis and pay such distributions on either a monthly or quarterly basis beginning no later than the first calendar quarter after the month in which the minimum offering requirement is met. We will calculate each shareholder's specific distribution amount for the period using record and declaration dates, and each shareholder's distributions will begin to accrue on the date we accept such shareholder's subscription for our common shares. The per share amount of distributions on Class A, Class D, Class T and Class I shares will differ because of different allocations of class-specific expenses. For example, distributions on Class A, Class D and Class T shares will be lower than on Class I shares because Class A, Class D and Class T shares are subject to an annual distribution fee for a period of time. In addition, the distribution fee for Class A, Class D and Class T shares will be different. From time to time, we may also pay special interim distributions in the form of cash or common shares at the discretion of our board of trustees. The timing and amount of any future distributions to shareholders are subject to applicable legal restrictions and the sole discretion of our board of trustees. We have not established limits on the amount of funds we may use from available sources to make distributions.

        During certain periods, our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from our continuous public offering of our common shares. As a result, it is possible that a portion of the distributions we make will represent a return of capital. A return of capital generally is a return of a shareholder's investment rather than a return of earnings or gains derived from our investment activities and will be made after deducting the fees and expenses payable in connection with our continuous public offering, including any fees payable to FSEP II Advisor. Moreover, a return of capital will generally not be taxable, but will reduce each shareholder's cost basis in our common shares, and will result in a higher reported capital gain or lower reported capital loss when the common shares on which such return of capital was received is sold. Each year a statement on Form 1099-DIV identifying the sources of the distributions will be mailed to our shareholders.

        We intend to make our ordinary distributions in the form of cash out of assets legally available for distribution, unless shareholders elect to receive their distributions in additional common shares under our distribution reinvestment plan. Although distributions paid in the form of additional common shares will generally be subject to U.S. federal, state and local taxes in the same manner as cash distributions, shareholders who elect to participate in our distribution reinvestment plan will not receive any corresponding cash distributions with which to pay any such applicable taxes. Shareholders receiving distributions in the form of additional common shares will be treated as receiving a distribution in the amount of the fair market value of our common shares.

        We have adopted an "opt in" distribution reinvestment plan for our shareholders. Purchases must be in the same class as the shares for which you received distributions that are being reinvested. As a result, if we make a cash distribution, our shareholders will receive the distribution in cash unless they specifically "opt in" to the distribution reinvestment plan so as to have their cash distribution reinvested in additional common shares of the same class. See "Distribution Reinvestment Plan." However, certain state authorities or regulators may impose restrictions from time to time that may prevent or limit a shareholder's ability to participate in our distribution reinvestment plan.

        We may fund our cash distributions to shareholders from any sources of funds legally available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies and expense reimbursements from Franklin Square Holdings. We have not established limits on the amount of funds we may use from available sources to make distributions.

        We expect that for a period of time following commencement of our continuous public offering, which time period may be significant, substantial portions of our distributions may be funded through the reimbursement of certain expenses by Franklin Square Holdings and its affiliates, including through the waiver of certain investment advisory fees by FSEP II Advisor, that are subject to repayment by us within three years. The purpose of this arrangement is to ensure that no portion of our distributions to shareholders will be paid from offering proceeds or borrowings. Any such distributions funded through expense reimbursements or waivers of advisory fees will not be based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or Franklin Square Holdings and its affiliates continue to make such reimbursements or waivers of such fees. Our future repayments of amounts reimbursed or waived by Franklin Square Holdings or its affiliates will reduce the distributions that shareholders would otherwise receive in the future. There can be no assurance that we will achieve the performance necessary to be able to pay distributions at a specific rate or at all. Franklin Square Holdings and its affiliates, including FSEP II Advisor, have no obligation to waive advisory fees or otherwise reimburse expenses in future periods.

        The determination of the tax attributes of our distributions will be made annually as of the end of our fiscal year based upon our taxable income for the full year and distributions paid for the full year. The actual tax characteristics of distributions to shareholders will be reported to shareholders annually on Form 1099-DIV.

Critical Accounting Policies

        Our financial statements are prepared in conformity with GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Critical accounting policies are those that require the application of management's most difficult, subjective or complex judgments, often because of the need to make estimates about the effect of matters that are inherently uncertain and that may change in subsequent periods. In preparing the financial statements, management will make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. In preparing the financial statements, management also will utilize available information, including our past history, industry standards and the current economic environment, among other factors, in forming its estimates and judgments, giving due consideration to materiality. Actual results may differ from these estimates. In addition, other companies may utilize different estimates, which may impact the comparability of our results of operations to those of companies in similar businesses. As we execute our expected operating plans, we will describe additional critical accounting policies in the notes to our future financial statements in addition to those discussed below.

Valuation of Portfolio Investments

        The net asset value of a class of shares depends on the number of shares of the applicable class outstanding at the time the net asset value of the applicable share class is determined. As such, the net asset value of each class of shares may vary if we sell different amounts of shares per class. We intend to determine the net asset value of our investment portfolio each quarter. Securities that are publicly traded will be valued at the reported closing price on the valuation date. Securities that are not publicly traded are valued at fair value as determined in good faith by our board of trustees. In connection with that determination, we expect that FSEP II Advisor will provide our board of trustees with portfolio company valuations which are based on relevant inputs, including, but not limited to, indicative dealer quotes, values of like securities, recent portfolio company financial statements and forecasts, and valuations prepared by independent third-party valuation services.

        Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosure, or ASC Topic 820, issued by the Financial Accounting Standards Board, or FASB, clarifies the definition of fair value and requires companies to expand their disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, which includes inputs such as quoted prices for similar securities in active markets and quoted prices for identical securities where there is little or no activity in the market; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

        With respect to investments for which market quotations are not readily available, we intend to undertake a multi-step valuation process each quarter, as described below:

  •
  our quarterly fair valuation process will begin with FSEP II Advisor's management team reviewing and documenting valuations of each portfolio company or investment, which valuations may be obtained from an independent third-party valuation service, if applicable;

  •
  FSEP II Advisor's management team will then provide the valuation committee with the preliminary valuations for each portfolio company or investment;

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  preliminary valuations will then be discussed with the valuation committee;

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  the valuation committee will review the preliminary valuations and FSEP II Advisor's management team, together with our independent third-party valuation services, if applicable, will supplement the preliminary valuations to reflect any comments provided by the valuation committee;

  •
  following its review, the valuation committee will recommend that our board of trustees approve our fair valuations; and

  •
  our board of trustees will discuss the valuations and determine the fair value of each such investment in our portfolio in good faith based on various statistical and other factors, including the input and recommendation of FSEP II Advisor, the valuation committee and any independent third-party valuation services, if applicable.

        Determination of fair value involves subjective judgments and estimates. Accordingly, the notes to our financial statements will refer to the uncertainty with respect to the possible effect of such valuations and any change in such valuations on our financial statements. In making its determination of fair value, our board of trustees may use any approved independent third-party pricing or valuation services. However, our board of trustees will not be required to determine fair value in accordance with the valuation provided by any single source, and may use any relevant data, including information obtained from FSEP II Advisor or any approved independent third-party valuation or pricing service that our board of trustees deems to be reliable in determining fair value under the circumstances. Below is a description of factors that FSEP II Advisor's management team, any approved independent third-party valuation services and our board of trustees may consider when determining the fair value of our investments.

        Valuation of fixed income investments, such as loans and debt securities, will depend upon a number of factors, including prevailing interest rates for like securities, expected volatility in future interest rates, call features, put features and other relevant terms of the debt. For investments without readily available market prices, we may incorporate these factors into discounted cash flow models to arrive at fair value. Other factors that may be considered include the borrower's ability to adequately service its debt, the fair market value of the borrower in relation to the face amount of its outstanding debt and the quality of collateral securing our debt investments.

        For convertible debt securities, fair value will generally approximate the fair value of the debt plus the fair value of an option to purchase the underlying security (the security into which the debt may convert) at the conversion price. To value such an option, a standard option pricing model may be used.

        Our equity interests in portfolio companies for which there is no liquid public market will be valued at fair value. Our board of trustees, in its determination of fair value, may consider various factors, such as multiples of earnings before interest taxes, depreciation and amortization, or EBITDA, cash flows, net income, revenues or, in limited instances, book value or liquidation value. All of these factors may be subject to adjustments based upon the particular circumstances of a portfolio company or our actual investment position. For example, adjustments to EBITDA may take into account compensation to previous owners or acquisition, recapitalization, restructuring or other related items.

        FSEP II Advisor's management team, and any approved independent third-party valuation services and our board of trustees may also consider private merger and acquisition statistics, public trading multiples discounted for illiquidity and other factors, valuations implied by third-party investments in the portfolio companies or industry practices in determining fair value. FSEP II Advisor's management team, any approved independent third-party valuation services and our board of trustees may also consider the size and scope of a portfolio company and its specific strengths and weaknesses, and may apply discounts or premiums, where and as appropriate, due to the higher (or lower) financial risk and/or the smaller size of portfolio companies relative to comparable firms, as well as such other factors as our board of trustees, in consultation with FSEP II Advisor's management team and any approved independent third-party valuation services, if applicable, may consider relevant in assessing fair value. Generally, the value of our equity interests in public companies for which market quotations are readily available is based upon the most recent closing public market price. Portfolio securities that carry certain restrictions on sale will typically be valued at a discount from the public market value of the security.

        If we receive warrants or other equity securities at nominal or no additional cost in connection with an investment in a debt security, the cost basis in the investment will be allocated between the debt securities and any such warrants or other equity securities received at the time of origination. Our board of trustees will subsequently value these warrants or other equity securities received at their fair value.

        The fair values of our investments will be determined in good faith by our board of trustees. Our board of trustees will be solely responsible for the valuation of our portfolio investments at fair value as determined in good faith pursuant to our valuation policy and consistently applied valuation process. Our board of trustees will delegate day-to-day responsibility for implementing our valuation policy to FSEP II Advisor's management team, and will authorize FSEP II Advisor's management team to utilize independent third-party valuation and pricing services that have been approved by our board of trustees. The valuation committee will be responsible for overseeing FSEP II Advisor's implementation of the valuation process. We intend to value all of our Level 2 and Level 3 assets by using the midpoint of the prevailing bid and ask prices from dealers on the date of the relevant period end which will be provided by independent third-party pricing services and screened for validity by such services. For investments for which third-party pricing services are unable to obtain quoted prices, we intend to obtain bid and ask prices directly from dealers who make a market in such investments. To the extent that we hold investments for which no active secondary market exists and, therefore, no bid and ask prices can be readily obtained, our valuation committee will utilize independent third-party valuation services to value such investments on a quarterly basis.

        We will periodically benchmark the bid and ask prices we receive from third-party pricing services and/or dealers, as applicable, against the actual prices at which we purchase and sell our investments. We may also use other methods, including the use of independent valuation firms, to determine fair value for securities for which we cannot obtain prevailing bid and ask prices through third-party pricing services or independent dealers, or where our board of trustees otherwise may determine that the use of such other methods is appropriate. We will periodically benchmark the valuations provided by the independent valuation firms against the actual prices at which we purchase and sell our investments. We believe that these prices will be reliable indicators of fair value. The valuation committee and board of trustees will review and approve the valuation determinations made with respect to these investments in a manner consistent with our valuation policy.

Revenue Recognition

        We expect that security transactions will be accounted for on the trade date. We will record interest income on an accrual basis to the extent that we expect to collect such amounts. We will record dividend income on the ex-dividend date. We will not accrue as a receivable interest or dividends on loans and securities if we have reason to doubt our ability to collect such income. Our policy will be to place investments on non-accrual status when there is reasonable doubt that interest income will be collected. We will consider many factors relevant to an investment when placing it on or removing it from non-accrual status including, but not limited to, the delinquency status of the investment, economic and business conditions, the overall financial condition of the underlying investment, the value of the underlying collateral, bankruptcy status, if any, and any other facts or circumstances relevant to the investment. If there is reasonable doubt that we will receive any previously accrued interest, then the interest income will be written-off. Payments received on non-accrual investments may be recognized as income or applied to principal depending upon the collectability of the remaining principal and interest. Non-accrual investments may be restored to accrual status when principal and interest become current and are likely to remain current based on our judgment.

        Loan origination fees, original issue discount and market discount will be capitalized and we will amortize such amounts as interest income over the respective term of the loan or security. Upon the prepayment of a loan or security, any unamortized loan origination fees and original issue discount will be recorded as interest income. Structuring and other non-recurring upfront fees will be recorded as fee income when earned. We will record prepayment premiums on loans and securities as fee income when we receive such amounts.

Net Realized Gains or Losses, Net Change in Unrealized Appreciation or Depreciation and Net Change in Unrealized Gains or Losses on Foreign Currency

        Gains or losses on the sale of investments will be calculated by using the specific identification method. We will measure realized gains or losses by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment, without regard to unrealized appreciation or depreciation previously recognized, but considering unamortized upfront fees. Net change in unrealized appreciation or depreciation will reflect the change in portfolio investment values during the reporting period, including any reversal of previously recorded unrealized gains or losses when gains or losses are realized and the respective unrealized gain or loss on foreign currency for any foreign denominated investments we may hold. Net change in unrealized gains or losses on foreign currency will reflect the change in the value of receivables or accruals during the reporting period due to the impact of foreign currency fluctuations.

Organization Costs

        Organization costs include, among other things, the cost of organizing as a Delaware statutory trust, including the cost of legal services and other fees pertaining to our organization. These costs will be expensed as we raise proceeds in our continuous public offering as described below. For the nine months ended September 30, 2015 and the period from February 6, 2014 (Inception) to December 31, 2014, we incurred organization costs of $124 and $214, respectively, which were paid on our behalf by Franklin Square Holdings.

Offering Costs

        Offering costs primarily include, among other things, marketing expense and printing, legal and due diligence fees and other costs pertaining to our continuous public offering, including the preparation of the registration statement, of which this prospectus forms a part, and salaries and direct expenses of FSEP II Advisor's personnel, employees of its affiliates and others while engaged in such activities. We will charge offering costs against capital in excess of par value on our balance sheets as we raise proceeds in our continuous public offering as described below. During the nine months ended September 30, 2015 and the period from February 6, 2014 (Inception) to December 31, 2014, we incurred offering costs of $1,052 and $2,187, respectively, which were paid on our behalf by Franklin Square Holdings.

        Under the terms of the investment advisory and administrative services agreement, upon satisfaction of the minimum offering requirement, FSEP II Advisor will be entitled to receive up to 0.75% of gross proceeds raised in our continuous public offering until all organization and offering costs funded by FSEP II Advisor or its affiliates (including Franklin Square Holdings) have been recovered.

Income Taxes

        We have elected to be treated for U.S. federal income tax purposes, and intend to qualify annually thereafter, as a RIC under Subchapter M of the Code. To maintain our qualification as a RIC and maintain RIC tax treatment, we must, among other things, meet certain source-of-income and asset diversification requirements and distribute to our shareholders, for each tax year, dividends of an amount at least equal to 90% of our "investment company taxable income," which is generally the sum of our net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses. As a RIC, we generally will not have to pay corporate-level U.S. federal income taxes on any income or capital gains that we distribute as dividends to our shareholders. We intend to make distributions in an amount sufficient to maintain our RIC tax treatment each year and to avoid any U.S. federal income taxes on income so distributed. We will also be subject to nondeductible U.S. federal excise taxes if we do not distribute at least 98% of net ordinary income, 98.2% of any capital gain net income, if any, and any recognized and undistributed income from prior years for which we paid no U.S. federal income taxes.

Uncertainty in Income Taxes

        We will evaluate our tax positions to determine if the tax positions taken meet the minimum recognition threshold in connection with accounting for uncertainties in income tax positions taken or expected to be taken for the purposes of measuring and recognizing tax benefits or liabilities in our financial statements. Recognition of a tax benefit or liability with respect to an uncertain tax position is required only when the position is "more likely than not" to be sustained assuming examination by taxing authorities. We will recognize interest and penalties, if any, related to unrecognized tax liabilities as income tax expense in our statements of operations. During the nine months ended September 30,

2015 and the period from February 6, 2014 (Inception) to December 31, 2014, we did not incur any interest or penalties.

Distributions

        Distributions to our shareholders will be recorded as of the record date. Subject to our board of trustees' discretion and applicable legal restrictions, we intend to authorize and declare ordinary cash distributions on either a weekly, semi-monthly or monthly basis and pay such distributions on either a monthly or quarterly basis. Net realized capital gains, if any, will be distributed or deemed distributed at least annually.

Capital Gains Incentive Fee

        Pursuant to the terms of the investment advisory and administrative services agreement, the incentive fee on capital gains will be determined and payable in arrears as of the end of each calendar year (or upon termination of such agreement). Such fee will equal 20.0% of our incentive fee capital gains (i.e., our realized capital gains on a cumulative basis from inception, calculated as of the end of the applicable period, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis), less the aggregate amount of any previously paid capital gains incentive fees. On a quarterly basis, we will accrue for the capital gains incentive fee by calculating such fee as if it were due and payable as of the end of such period.

        While the investment advisory and administrative services agreement with FSEP II Advisor neither includes nor contemplates the inclusion of unrealized gains in the calculation of the capital gains incentive fee, pursuant to an interpretation of an American Institute of Certified Public Accountants Technical Practice Aid for investment companies, we will include unrealized gains in the calculation of the capital gains incentive fee expense and related accrued capital gains incentive fee. This accrual will reflect the incentive fees that would be payable to FSEP II Advisor as if our entire portfolio was liquidated at its fair value as of the balance sheet date even though FSEP II Advisor is not entitled to an incentive fee with respect to unrealized gains unless and until such gains are actually realized.

Subordinated Income Incentive Fee

        Pursuant to the investment advisory and administrative services agreement, FSEP II Advisor may also be entitled to receive a subordinated incentive fee on income. The subordinated incentive fee on income, which will be calculated and payable quarterly in arrears, will equal 20.0% of "pre-incentive fee net investment income" for the immediately preceding quarter and will be subject to a hurdle rate, expressed as a rate of return on adjusted capital, equal to 1.625% per quarter, or an annualized hurdle rate of 6.5%. As a result, FSEP II Advisor will not earn this incentive fee for any quarter until our pre-incentive fee net investment income for such quarter exceeds the hurdle rate of 1.625%. For purposes of this fee, "adjusted capital" means cumulative gross proceeds generated from sales of our common shares (including proceeds from our distribution reinvestment plan) reduced for amounts paid for share repurchases pursuant to our share repurchase program. Once our pre-incentive fee net investment income in any quarter exceeds the hurdle rate, FSEP II Advisor will be entitled to a "catch-up" fee equal to the amount of the pre-incentive fee net investment income in excess of the hurdle rate, until our pre-incentive fee net investment income for such quarter equals 2.031%, or 8.125% annually, of adjusted capital. Thereafter, FSEP II Advisor will receive 20.0% of pre-incentive fee net investment income.

Contractual Obligations

        We have entered into an agreement with FSEP II Advisor to provide us with investment advisory and administrative services. Payments for investment advisory services under the investment advisory and administrative services agreement will be equal to (a) an annual base management fee of 2.0% of the average weekly value of our gross assets and (b) an incentive fee based on our performance. FSEP II Advisor and, to the extent it is required to provide such services, our investment sub-adviser, will be reimbursed for administrative expenses incurred on our behalf. For the nine months ended September 30, 2015 and the period from February 6, 2014 (Inception) to December 31, 2014, no services had been performed by FSEP II Advisor under the investment advisory and administrative services agreement, and no fees or reimbursements had been earned or paid to date.

Off-Balance Sheet Arrangements

        We currently have no off-balance sheet arrangements, including any risk management of commodity pricing or other hedging practices.

Recently Issued Accounting Standards

        None.

Related Party Transactions

Compensation of the Investment Adviser and Dealer Manager

        Pursuant to the investment advisory and administrative services agreement, after we meet the minimum offering requirement, FSEP II Advisor will be entitled to receive an annual base management fee of 2.0% of the average weekly value of our gross assets and an incentive fee based on our performance. Base management fees will be paid on a quarterly basis in arrears.

        The incentive fee will consist of two parts. The first part of the incentive fee, which is referred to as the subordinated incentive fee on income, will be calculated and payable quarterly in arrears, will equal 20.0% of our "pre-incentive fee net investment income" for the immediately preceding quarter and will be subject to a hurdle rate, expressed as a rate of return on adjusted capital, equal to 1.625% per quarter, or an annualized hurdle rate of 6.5%. For purposes of this fee, "adjusted capital" means cumulative gross proceeds generated from sales of our common shares (including proceeds from our distribution reinvestment plan) reduced for amounts paid for share repurchases pursuant to our share repurchase program. The second part of the incentive fee, which is referred to as the incentive fee on capital gains, will be accrued for on a quarterly basis and, if earned, will be paid annually. We will accrue this incentive fee based on net realized and unrealized gains; however, under the terms of the investment advisory and administrative services agreement, the fee payable to FSEP II Advisor will be based on realized gains and no such fee will be payable with respect to unrealized gains unless and until such gains are actually realized. See "—Critical Accounting Policies—Capital Gains Incentive Fee."

        Pursuant to the investment advisory and administrative services agreement, FSEP II Advisor will oversee our day-to-day operations, including the provision of general ledger accounting, fund accounting, legal services, investor relations and other administrative services. FSEP II Advisor will also perform, or oversee the performance of, our corporate operations and required administrative services, which will include being responsible for the financial records which we will be required to maintain and preparing reports for our shareholders and reports filed with the SEC. In addition, FSEP II Advisor will assist us in calculating the net asset value for each share class, overseeing the preparation and filing of tax returns and the printing and dissemination of reports to our shareholders, and generally overseeing the payment of our expenses and the performance of administrative and professional services rendered to us by others.

        We will reimburse FSEP II Advisor for expenses necessary to perform services related to our administration and operations, including FSEP II Advisor's allocable portion of the compensation and related expenses of certain personnel of Franklin Square Holdings providing administrative services to us on behalf of FSEP II Advisor. The amount of this reimbursement will be the lesser of (1) FSEP II Advisor's actual costs incurred in providing such services and (2) the amount that we estimate we would be required to pay alternative service providers for comparable services in the same geographic location. FSEP II Advisor will be required to allocate the cost of such services to us, based on factors such as assets, revenues, time allocations and/or other reasonable metrics. Our board of trustees will review the methodology employed in determining how the expenses are allocated to us and the proposed allocation of the administrative expenses among us and certain affiliates of FSEP II Advisor. Our board of trustees will then assess the reasonableness of such reimbursements for expenses allocated to us based on the breadth, depth and quality of such services as compared to the estimated cost to us of obtaining similar services from third-party service providers known to be available. In addition, our board of trustees will consider whether any single third-party service provider would be capable of providing all such services at comparable cost and quality. Finally, our board of trustees will, among other things, compare the total amount paid to FSEP II Advisor for such services as a percentage of our net assets to the same ratio as reported by other comparable BDCs. We will not reimburse FSEP II Advisor for any services for which it receives a separate fee, or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of FSEP II Advisor.

        Franklin Square Holdings has funded organization and offering costs in the amount of $1,176 and $2,401 for the nine months ended September 30, 2015 and the period from February 6, 2014 (Inception) to December 31, 2014, respectively. These costs include legal, accounting, marketing and printing expenses associated with our organization and offering activities, including costs related to preparation of our registration statement and prospectus, and salaries and other direct expenses of FSEP II Advisor's personnel, employees of its affiliates and others while engaged in such activities on our behalf. Under the terms of the investment advisory and administrative services agreement, there is no liability on our part for the organization and offering costs funded by FSEP II Advisor or its affiliates (including Franklin Square Holdings) until the investment advisory and administrative services agreement is effective and we have met the minimum offering requirement. At such time, FSEP II Advisor will be entitled to receive up to 0.75% of gross proceeds raised in our continuous public offering until all organization and offering costs funded by FSEP II Advisor or its affiliates (including Franklin Square Holdings) have been recovered. The minimum reimbursement to FSEP II Advisor for such fees is $7.5, assuming we are able to raise $1,000 in gross proceeds. The investment advisory and administrative services agreement will not be effective until we meet the minimum offering requirement.

        The dealer manager for our continuous public offering is FS2, which is one of our affiliates. Under the dealer manager agreement among us, FSEP II Advisor and FS2, FS2 is entitled to receive upfront sales commissions in connection with the sale of Class A, Class D and Class T shares in our continuous public offering, all or a portion of which may be re-allowed to selected broker-dealers and financial representatives.

Capital Contributions by Franklin Square Holdings

        In April 2014, pursuant to a private placement, Michael C. Forman and David J. Adelman, the co-founders of Franklin Square Holdings, contributed an aggregate of $200 to purchase approximately 22,222 common shares at $9.00 per share. Messrs. Forman and Adelman have agreed not to tender these common shares for repurchase as long as FSEP II Advisor remains our investment adviser.

Potential Conflicts of Interest

        FSEP II Advisor's senior management team is comprised of substantially the same personnel as the senior management teams of FB Income Advisor, LLC, FSIC II Advisor, LLC, FSIC III

Advisor, LLC, FSIC IV Advisor, LLC, FS Investment Advisor, LLC and FS Global Advisor, LLC, the investment advisers to Franklin Square Holdings' other affiliated BDCs and affiliated closed-end management investment company. As a result, such personnel provide investment advisory services to us and each of FS Investment Corporation, FS Investment Corporation II, FS Investment Corporation III, FS Investment Corporation IV, FS Energy and Power Fund and FS Global Credit Opportunities Fund. While none of FSEP II Advisor, FB Income Advisor, LLC, FSIC II Advisor, LLC, FSIC III Advisor, LLC, FSIC IV Advisor, LLC, FS Investment Advisor, LLC or FS Global Advisor, LLC is currently making private corporate debt investments for clients other than us, FS Investment Corporation, FS Investment Corporation II, FS Investment Corporation III, FS Investment Corporation IV, FS Energy and Power Fund or FS Global Credit Opportunities Fund, respectively, any, or all, may do so in the future. In the event that FSEP II Advisor undertakes to provide investment advisory services to other clients in the future, it intends to allocate investment opportunities in a fair and equitable manner consistent with our investment objectives and strategies, if necessary, so that we will not be disadvantaged in relation to any other client of FSEP II Advisor or its management team. In addition, even in the absence of FSEP II Advisor retaining additional clients, it is possible that some investment opportunities may be provided to FS Investment Corporation, FS Investment Corporation II, FS Investment Corporation III, FS Investment Corporation IV, FS Energy and Power Fund and/or FS Global Credit Opportunities Fund.

Exemptive Relief

        In an order dated June 4, 2013, the SEC granted exemptive relief to our affiliates, upon which we may rely, and which permits us, subject to the satisfaction of certain conditions, to co-invest in certain privately negotiated investment transactions with our co-investment affiliates. We believe this relief will enhance our ability to further our investment objectives and strategies. We believe this relief may also increase favorable investment opportunities for us, in part by allowing us to participate in larger investments, together with our co-investment affiliates, than would be available to us if such relief had not been obtained. Because our affiliates did not seek exemptive relief to engage in co-investment transactions with GSO and its affiliates, we will be permitted to co-invest with GSO and its affiliates only in accordance with existing regulatory guidance.

Expense Reimbursement

        Pursuant to the expense reimbursement agreement, Franklin Square Holdings has agreed to reimburse us for expenses in an amount that is sufficient to ensure that no portion of our distributions to shareholders will be paid from our offering proceeds or borrowings. See "—Overview—Expense Reimbursement" for a detailed description of the expense reimbursement agreement. During the nine months ended September 30, 2015 and the period from February 6, 2014 (Inception) to December 31, 2014, we did not accrue any expense reimbursements from Franklin Square Holdings.

Quantitative and Qualitative Disclosures About Market Risk

        We will be subject to financial market risks, including changes in interest rates. A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to the variable rate investments we may hold and to declines in the value of any fixed rate investments we may hold. However, we expect that many of the variable rate investments we may hold will provide for an interest rate floor, which may prevent our interest income from increasing until benchmark interest rates increase beyond a threshold amount. To the extent that a substantial portion of our investments may be in variable rate investments, an increase in interest rates beyond this threshold would make it easier for us to meet or exceed the hurdle rate applicable to the subordinated incentive fee on income, and may result in a substantial increase in our net investment income and to the amount of incentive fees payable to FSEP II Advisor with respect to our increased pre-incentive fee net investment income.

        In addition, in the future we may seek to borrow funds in order to make additional investments. Our net investment income will depend, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, we would be subject to risks relating to changes in market interest rates. In periods of rising interest rates when we or any future subsidiaries have debt outstanding or financing arrangements in effect, our interest expense would increase, which could reduce our net investment income, especially to the extent we hold fixed rate investments.

        We expect that our long-term investments will be financed primarily with equity and debt. If deemed prudent, we may use interest rate risk management techniques in an effort to minimize our exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations. During the nine months ended September 30, 2015 and the period from February 6, 2014 (Inception) to December 31, 2014, we did not engage in interest rate hedging activities.

        In addition, we may have risk regarding portfolio valuation. See "Determination of Net Asset Value."

 INVESTMENT OBJECTIVES AND STRATEGY

        We were organized to invest primarily in income-oriented securities of privately held Energy companies and will not formally commence investment operations until we raise gross proceeds in excess of $1.0 million from this continuous public offering, all of which must be from persons who are not affiliated with us or FSEP II Advisor. We are an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. As such, we are required to comply with certain regulatory requirements. In addition, we have elected to be treated for U.S. federal income tax purposes, and intend to qualify annually, as a RIC under Subchapter M of the Code.

        Our investment activities will be managed by FSEP II Advisor and supervised by our board of trustees, a majority of whom are independent. Under the investment advisory and administrative services agreement, we have agreed to pay FSEP II Advisor an annual base management fee based on the average weekly value of our gross assets and an incentive fee based on our performance. FSEP II Advisor has engaged GSO to act as our investment sub-adviser. GSO will assist FSEP II Advisor in identifying investment opportunities and will make investment recommendations for approval by FSEP II Advisor according to guidelines set by FSEP II Advisor. GSO, the credit platform of Blackstone, a leading global alternative asset manager and provider of financial advisory services, is one of the world's largest credit platforms in the alternative asset business with approximately $79.1 billion in assets under management as of December 31, 2015.

        Our investment policy is to invest, under normal circumstances, at least 80% of our total assets in securities of Energy companies. This investment policy may not be changed without at least 60 days' prior notice to holders of our common shares of any such change. We consider Energy companies to be those companies that engage in the exploration, development, production, gathering, transportation, processing, storage, refining, distribution, mining, generation or marketing of natural gas, natural gas liquids, crude oil, refined products, coal or power, including those companies that provide equipment or services to companies engaged in any of the foregoing. We intend to concentrate our investments on debt securities in Energy companies that we believe have, or are connected to, a strong infrastructure and/or underlying asset base so as to enhance collateral coverage and downside protection for our investments. We may also make select equity investments in certain Energy companies meeting our investment objectives of current income generation and long-term capital appreciation. Our primary areas of focus will be the upstream, midstream, power and service and equipment sub-sectors of the Energy industry; however, we broadly define our "Energy Investment Universe" as follows:

  •
  Upstream—businesses that find, develop and extract energy resources, including natural gas, crude oil and coal, from onshore and offshore reservoirs;

  •
  Midstream—businesses that gather, process, store and transmit energy resources and their by-products, including businesses that own pipelines, gathering systems, gas processing plants, liquefied natural gas facilities and other energy infrastructure;

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  Downstream—businesses that refine, market and distribute refined energy resources, such as customer-ready natural gas, propane and gasoline, to end-user customers;

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  Power—businesses engaged in the generation, transmission and distribution of power and electricity or in the production of alternative energy; and

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  Service and Equipment—businesses that provide services and/or equipment to aid in the exploration and production of oil and natural gas, including seismic, drilling, completion and production activities, as well as those companies that support the operations and development of power assets.

        Our investment objectives are to generate current income and long-term capital appreciation. We will seek to meet our investment objectives by:

  •
  utilizing the experience and expertise of FSEP II Advisor and GSO in sourcing, evaluating and structuring transactions;

  •
  employing a conservative investment approach focused on current income and long-term investment performance;

  •
  focusing primarily on debt investments in a broad array of private Energy companies within the United States;

  •
  making select equity investments in certain Energy companies that have strong growth potential;

  •
  investing primarily in established, stable enterprises with positive cash flow and strong asset and collateral coverage so as to limit the risk of potential principal loss; and

  •
  maintaining rigorous portfolio monitoring in an attempt to anticipate and pre-empt negative events within our portfolio.

        We anticipate that our portfolio will be comprised primarily of income-oriented securities, which refers to debt securities and income-oriented preferred and common equity interests, of privately held Energy companies within the United States. We intend to weight our portfolio towards senior and subordinated debt. In addition to investments purchased from dealers or other investors in the secondary market, we expect to invest in primary market transactions and directly originated investments, as this will provide us with the ability to tailor investments to best match a project's or company's needs with our investment objectives. Our portfolio may also be comprised of select income-oriented preferred or common equity interests, which refers to equity interests that pay consistent, high-yielding dividends, that we believe will produce both current income and long-term capital appreciation. These income-oriented preferred or common equity interests may include interests in MLPs. MLPs are entities that (i) are structured as limited partnerships or limited liability companies, (ii) are publicly traded, (iii) satisfy certain requirements to be treated as partnerships for U.S. federal income tax purposes and (iv) primarily own and operate midstream and upstream Energy companies. In connection with certain of our future debt investments, we may on occasion receive equity interests such as warrants or options as additional consideration. In addition, a portion of our portfolio may be comprised of minority interests in the form of common or preferred equity and other equity-related securities, such as rights and warrants that may be converted into or exchanged for common stock or other equity or the cash value of common stock or other equity, in our target companies, and derivatives, including total return swaps and credit default swaps. Upon satisfying the minimum offering requirement, we will commence investment operations and investors will be subject to the fees and expenses disclosed in this prospectus. Prior to raising sufficient capital, we may make smaller investments than we expect to make once we raise sufficient capital due to liquidity constraints. Once we raise sufficient capital, we expect that our investments will generally range between $5 million and $75 million each, although investments may vary proportionately as the size of our capital base changes and will ultimately be at the discretion of FSEP II Advisor, subject to oversight by our board of trustees.

        To seek to enhance our returns, we intend to employ leverage as market conditions permit and at the discretion of FSEP II Advisor, but in no event will leverage employed exceed 50% of the value of our assets, as required by the 1940 Act. See "Risk Factors—Risks Related to Debt Financing" for a discussion of the risks inherent in employing leverage.

        As a BDC, we will be subject to certain regulatory restrictions in making our investments. For example, BDCs generally are not permitted to co-invest with certain affiliated entities in transactions originated by the BDC or its affiliates in the absence of an exemptive order from the SEC. However,

BDCs are permitted to, and may, co-invest in transactions where price is the only negotiated point. In an order dated June 4, 2013, the SEC granted exemptive relief to our affiliates, upon which we may rely, and which permits us, subject to the satisfaction of certain conditions, to co-invest in certain privately negotiated investment transactions with our co-investment affiliates. We believe this relief may not only enhance our ability to further our investment objectives and strategies. We believe this relief may also increase favorable investment opportunities for us, in part by allowing us to participate in larger investments, together with our co-investment affiliates, than would be available to us if such relief had not been obtained. Because our affiliates did not seek exemptive relief to engage in co-investment transactions with GSO and its affiliates, we will be permitted to co-invest with GSO and its affiliates only in accordance with existing regulatory guidance.

        While a BDC may list its shares for trading in the public markets, we have currently elected not to do so. We believe that a non-traded structure is more appropriate during our offering stage due to the long-term nature of the assets in which we intend to invest. This structure allows us to operate with a long-term view, similar to that of other types of private investment funds, instead of managing to quarterly market expectations. While the offering price for a class, which will exceed the net asset value per share for such class, is subject to adjustment in accordance with the 1940 Act and our share pricing policy, because our common shares will not be listed on a national securities exchange, our shareholders will not be subject to the daily share price volatility associated with the public markets. However, the net asset value of our common shares may be volatile.

        To provide our shareholders with limited liquidity, we intend to conduct quarterly tender offers pursuant to our share repurchase program beginning with the first full calendar quarter following the date that we satisfy the minimum offering requirement. We are not obligated to repurchase common shares and, if we do so, common shares will be repurchased at the net offering price for the applicable share class in effect as of the date of such repurchase and Class A, Class D and Class T shares may be subject to a contingent deferred sales charge. This will be the only method by which our shareholders may obtain liquidity prior to a liquidity event. See "Share Repurchase Program." Therefore, shareholders may not be able to sell their common shares promptly or at a desired price. If shareholders are able to sell their common shares, it is likely they will have to sell them at a significant discount to their purchase price.

        We do not currently intend to list our common shares on an exchange and do not expect a public market to develop for them in the foreseeable future. We intend to seek to complete a liquidity event within five to seven years following the completion of our offering stage; however, the offering period may extend for an indefinite period if we obtain a satisfactory exemptive order from the SEC. Accordingly, shareholders should consider that they may not have access to the money they invest for an indefinite period of time until we complete a liquidity event. We will view our offering stage as complete as of the termination date of our most recent public equity offering if we have not conducted a public equity offering in any continuous two year period. In addition, shares of BDCs listed on a national securities exchange frequently trade at a discount to net asset value. If we determine to pursue a listing of our common shares on a national securities exchange, shareholders, including those who purchase shares at the offering price, may experience a loss on their investment if they sell their shares at a time when our common shares are trading at a discount to net asset value. This risk is separate and distinct from the risk that our net asset value will decrease. See "Liquidity Strategy" for a discussion of what constitutes a liquidity event. There can be no assurance that we will be able to complete a liquidity event.

Distributions

        Subject to our board of trustees' discretion and applicable legal restrictions, we intend to authorize and declare ordinary cash distributions on either a weekly, semi-monthly or monthly basis and pay such distributions on a monthly or quarterly basis beginning no later than the first full calendar quarter after the month in which the minimum offering requirement is met. We will calculate each shareholder's specific distribution amount for the period using record and declaration dates and each shareholder's distributions will begin to accrue on the date we accept such shareholder's subscription for our common shares. The per share amount of distributions on Class A, Class D, Class T and Class I shares will differ because of different allocations of class-specific expenses. For example, distributions on Class A, Class D and Class T shares will be lower than on Class I shares because Class A, Class D and Class T shares are subject to an annual distribution fee for a period of time. In addition, the distribution fee for Class A, Class D and Class T shares will be different. From time to time, we may also pay special interim distributions in the form of cash or common shares at the discretion of our board of trustees. For example, our board of trustees may periodically declare share distributions in order to reduce the net asset value per share of a share class if necessary to ensure that we do not sell common shares of the applicable share class at a price per share, after deducting upfront selling commissions, if any, that is below the net asset value per share of the applicable class. The timing and amount of any future distributions to shareholders are subject to applicable legal restrictions and the sole discretion of our board of trustees.

        We may fund our cash distributions to shareholders from any sources of funds legally available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies and expense reimbursements from Franklin Square Holdings. We have not established limits on the amount of funds we may use from available sources to make distributions.

        For a period of time following commencement of this offering, which time period may be significant, we expect substantial portions of our distributions to be funded through the reimbursement of certain expenses by Franklin Square Holdings and its affiliates, including through the waiver of certain investment advisory fees by FSEP II Advisor, that are subject to repayment by us within three years. The purpose of this arrangement is to ensure that no portion of our distributions to shareholders will be paid from offering proceeds or borrowings. Any such distributions funded through expense reimbursements or waivers of advisory fees are not based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or Franklin Square Holdings continues to make such reimbursements or waivers of such fees. Our future repayments of amounts reimbursed or waived by Franklin Square Holdings and its affiliates will reduce the distributions that shareholders would otherwise receive in the future. There can be no assurance that we will achieve the performance necessary to sustain our distributions or that we will be able to pay distributions at a specific rate or at all. Franklin Square Holdings and its affiliates, including FSEP II Advisor, have no obligation to waive advisory fees or otherwise reimburse expenses in future periods.

        During certain periods, our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from our continuous public offering of common shares. As a result, it is possible that a portion of the distributions we make will represent a return of capital. A return of capital generally is a return of a shareholder's investment rather than a return of earnings or gains derived from our investment activities and will be made after deducting the fees and expenses payable in connection with our continuous public offering, including any fees payable to FSEP II Advisor. Moreover, a return of capital will generally not be taxable, but will reduce each shareholder's cost basis in our common shares, and will result in a higher reported capital gain or lower reported capital loss when the common shares on which such return of capital was received is sold. Each year, shareholders will be notified of the sources of our distributions. See "Material U.S. Federal Income Tax Considerations."

        We intend to make our ordinary distributions in the form of cash out of assets legally available for distribution, unless shareholders elect to receive their distributions in additional common shares under our distribution reinvestment plan. Purchases under our distribution reinvestment plan must be in the same class as the shares for which you received distributions that are being reinvested. Although distributions paid in the form of additional common shares will generally be subject to U.S. federal, state and local taxes in the same manner as cash distributions, shareholders who elect to participate in our distribution reinvestment plan will not receive any corresponding cash distributions with which to pay any such applicable taxes. Shareholders receiving distributions in the form of additional common shares will be treated as receiving a distribution in the amount of the fair market value of our common shares.

About FSEP II Advisor

        FSEP II Advisor is a subsidiary of our affiliate, Franklin Square Holdings, a national sponsor of alternative investment funds designed for the individual investor. FSEP II Advisor is registered as an investment adviser with the SEC under the Advisers Act and is led by substantially the same personnel that form the investment and operations teams of FB Income Advisor, LLC, FS Investment Advisor, LLC, FSIC II Advisor, LLC, FSIC III Advisor, LLC, FSIC IV Advisor, LLC and FS Global Advisor, LLC. FB Income Advisor, LLC, FS Investment Advisor, LLC, FSIC II Advisor, LLC, FSIC III Advisor, LLC and FSIC IV Advisor, LLC are registered investment advisers that manage Franklin Square Holdings' five other affiliated BDCs, FS Investment Corporation, FS Energy and Power Fund, FS Investment Corporation II, FS Investment Corporation III and FS Investment Corporation IV, respectively. FS Global Advisor, LLC is a registered investment adviser that manages Franklin Square Holdings' affiliated closed-end management investment company, FS Global Credit Opportunities Fund. See "Risk Factors—Risks Related to FSEP II Advisor and Its Affiliates" and "Certain Relationships and Related Party Transactions."

        In addition to managing our investments, the managers, officers and other personnel of FSEP II Advisor also currently manage the following entities through affiliated investment advisers:

Name	Entity	Investment Focus	Gross Assets(1)
FS Energy and Power Fund	BDC	Primarily invests in senior secured loans, second lien secured loans and, to a lesser extent, subordinated loans of private U.S. companies.	$3,835,670
FS Investment Corporation	BDC	Primarily invests in senior secured loans, second lien secured loans and, to a lesser extent, subordinated loans of private U.S. companies.	$4,264,904
FS Investment Corporation II	BDC	Primarily invests in senior secured loans, second lien secured loans and, to a lesser extent, subordinated loans of private U.S. companies.	$5,032,346
FS Investment Corporation III	BDC	Primarily invests in senior secured loans, second lien secured loans and, to a lesser extent, subordinated loans of private U.S. companies.	$2,528,898
FS Investment Corporation IV(2)	BDC	Primarily invests in senior secured loans, second lien secured loans and, to a lesser extent, subordinated loans of private U.S. companies.	$9,200
FS Global Credit Opportunities Fund(3)	Closed-end management investment company	Primarily invests in secured and unsecured floating and fixed rate loans, bonds and other types of credit instruments.	$1,374,753

(1)
As of September 30, 2015, except as otherwise noted below; amounts presented in thousands.

(2)
FS Investment Corporation IV formally commenced investment operations on January 6, 2016, upon satisfaction of its minimum offering requirement of raising gross proceeds of at least $1.0 million in its continuous public offering from persons who were not affiliated with FS Investment Corporation IV or its investment adviser, FSIC IV Advisor, LLC. Gross assets as of January 6, 2016.

(3)
The FSGCOF Offered Funds, which are affiliated funds that have the same investment objectives and strategies as FS Global Credit Opportunities Fund, currently offer common shares of beneficial interest to the public and invest substantially all of the net proceeds of their respective offerings in FS Global Credit Opportunities Fund. Gross assets as of June 30, 2015.

        Our chairman, president and chief executive officer, Michael C. Forman, has led FSEP II Advisor since its inception. In 2007, he co-founded Franklin Square Holdings with the goal of delivering alternative investment solutions, advised by what Franklin Square Holdings believes to be best-in-class institutional asset managers, to individual investors nationwide. In addition to leading FSEP II Advisor, Mr. Forman currently serves as chairman, president and chief executive officer of FB Income Advisor, LLC, FS Investment Advisor, LLC, FS Energy and Power Fund, FSIC II Advisor, LLC, FS Investment Corporation II, FSIC III Advisor, LLC, FS Investment Corporation III, FSIC IV Advisor, LLC, FS Investment Corporation IV, FS Global Advisor, LLC, FS Global Credit Opportunities Fund and the FSGCOF Offered Funds. Mr. Forman also serves as chairman and chief executive officer of FS Investment Corporation.

        We believe FSEP II Advisor's senior management team has significant experience in private lending and private equity investing, and has developed an expertise in using all levels of a firm's capital structure to produce income-generating investments, while focusing on risk management. The team also has extensive knowledge of the managerial, operational and regulatory requirements of publicly registered alternative asset entities, such as BDCs. We believe that the active and ongoing participation by Franklin Square Holdings and its affiliates in the credit markets, and the depth of experience and disciplined investment approach of FSEP II Advisor's management team, will allow FSEP II Advisor to successfully execute our investment strategies. See "Management" for biographical information regarding FSEP II Advisor's senior management team.

        All investment decisions will require the unanimous approval of FSEP II Advisor's investment committee, which is currently comprised of Mr. Forman, Gerald F. Stahlecker, our president, Zachary Klehr, our executive vice president, and Sean Coleman, our managing director. Our board of trustees, including a majority of our independent trustees, will oversee and monitor our investment performance and, beginning with the second anniversary of the effective date of the investment advisory and administrative services agreement, will annually review the investment advisory and administrative services agreement and the investment sub-advisory agreement, to determine, among other things, whether the fees payable under such agreements are reasonable in light of the services provided. See "Investment Advisory and Administrative Services Agreement" for more information, including information regarding the termination provisions of the investment advisory and administrative services agreement.

About GSO

        From time to time, FSEP II Advisor may enter into sub-advisory relationships with registered investment advisers that possess skills that FSEP II Advisor believes will aid it in achieving our investment objectives. FSEP II Advisor has engaged GSO to act as our investment sub-adviser. GSO will assist FSEP II Advisor in identifying investment opportunities and will make investment recommendations for approval by FSEP II Advisor, according to guidelines set by FSEP II Advisor. GSO also serves as the investment sub-adviser to FS Energy Power Fund and FS Global Credit Opportunities Fund. In addition, GSO's wholly-owned subsidiary, GDFM, serves as the investment sub-adviser to FS Investment Corporation, FS Investment Corporation II, FS Investment Corporation III and FS Investment Corporation IV. GSO is a Delaware limited partnership with principal offices located at 345 Park Avenue, New York, New York 10154.

        GSO is the credit platform of Blackstone, a leading global alternative asset manager. As of December 31, 2015, GSO and its affiliates, excluding Blackstone, managed approximately $79.1 billion of assets across multiple strategies and investment types within the leveraged finance marketplace, including leveraged loans, high-yield bonds, distressed, mezzanine and private equity. GSO has extensive experience investing in Energy companies. From 2005 through 2015, funds managed by GSO have invested over $16.0 billion in Energy companies. As investment sub-adviser, GSO will utilize its experience in Energy investing and will make recommendations to FSEP II Advisor in a manner that is consistent with its existing investment and monitoring processes.

        Blackstone is a leading global alternative asset manager and provider of financial advisory services. It is one of the largest independent managers of private capital in the world, with assets under management of approximately $336.4 billion as of December 31, 2015. Blackstone's alternative asset management businesses include the management of private equity funds, real estate funds, funds of hedge funds, credit-oriented funds, collateralized loan obligation vehicles, separately managed accounts and publicly traded closed-end mutual funds. Blackstone is a publicly traded limited partnership that has common units which trade on the NYSE under the ticker symbol "BX." Information about Blackstone and its various affiliates, including certain ownership, governance and financial information, is disclosed in Blackstone's periodic filings with the SEC, which can be obtained from Blackstone's website at http://ir.blackstone.com or the SEC's website at www.sec.gov. Information contained on Blackstone's website and in Blackstone's filings with the SEC is not incorporated by reference into this prospectus and you should not consider that information to be part of this prospectus.

About Franklin Square Holdings

        Franklin Square Holdings is a leading manager of alternative investment funds designed to enhance investors' portfolios by providing access to asset classes, strategies and asset managers that typically have been available to only the largest institutional investors. The firm's funds offer "endowment-style" investment strategies that help construct diversified portfolios and manage risk. Franklin Square Holdings strives not only to maximize investment returns but also to set the industry standard for best practices by focusing on transparency, investor protection and education for investment professionals and their clients.

        Franklin Square Holdings was founded in Philadelphia in 2007 and seeks to establish itself as a leader in the alternative investment industry by introducing innovative credit-based income funds. Franklin Square Holdings sponsors six other funds in addition to us, FS Energy and Power Fund, FS Investment Corporation, FS Investment Corporation II, FS Investment Corporation III, FS Investment Corporation IV and FS Global Credit Opportunities Fund. As of September 30, 2015, Franklin Square Holdings had approximately $17 billion in total assets under management.

        Substantially the same personnel that form the investment and operations team of FSEP II Advisor form the investment and operations teams of FS Investment Advisor, LLC, FB Income Advisor, LLC, FSIC II Advisor, LLC, FSIC III Advisor, LLC, FSIC IV Advisor, LLC and FS Global Advisor LLC, the investment advisers of FS Energy and Power Fund, FS Investment Corporation, FS Investment Corporation II, FS Investment Corporation III, FS Investment Corporation IV and FS Global Credit Opportunities Fund, respectively.

About FS Energy and Power Fund

Public Offering

        Since commencing its continuous public offering and through October 27, 2015, FS Energy and Power Fund has sold 361,219,340 common shares (as adjusted for share distributions) for gross proceeds of approximately $3.7 billion. As of October 27, 2015, it has raised total gross proceeds of approximately $3.72 billion, including $200,000 of seed capital contributed by the principals of FS Investment Advisor, LLC in December 2010 and approximately $20.0 million from common shares sold pursuant to a private placement to certain members of its board of trustees and individuals and entities affiliated with FS Investment Advisor, LLC and GSO.

Cash Distributions

        From the commencement of its operations through September 30, 2015, FS Energy and Power Fund made approximately $436.9 million in distributions to its shareholders. The following table sets forth the amounts of regular cash distributions per share declared and paid by FS Energy and Power Fund for the years ended December 31, 2014, 2013, 2012 and 2011 (dollar amounts are presented in thousands):

For the Year Ended December 31,	Per Share	Amount
2011(1)	$0.2837	$1,278
2012(1)	$0.6276	$20,063
2013	$0.6616	$77,815
2014	$0.6882	$163,043
2015 (through September 30, 2015)	$0.5313	$174,741

(1)
The per share distributions have been retroactively adjusted, as necessary, to reflect the share distribution declared in February 2012 as discussed below.

        The following table reflects the sources of the cash distributions on a tax basis that FS Energy and Power Fund paid on its common shares during the nine months ended September 30, 2015 and years ended December 31, 2014, 2013, 2012 and 2011 (dollar amounts are presented in thousands):

			Year Ended December 31,
	Nine Months Ended September 30, 2015 (Unaudited)
			2014		2013		2012		2011
Source of Distribution	Distribution Amount	Percentage	Distribution Amount	Percentage	Distribution Amount	Percentage	Distribution Amount	Percentage	Distribution Amount	Percentage
Offering proceeds	—	—	$—	—	$—	—	$—	—	$—	—
Borrowings	—	—	—	—	—	—	—	—	—	—
Net investment income (prior to expense reimbursement)(1)	161,150	92%	145,745	89%	76,383	98%	15,559	77%	485	38%
Short-term capital gains proceeds from the sale of assets	—	—	10,509	7%	1,432	2%	2,930	15%	68	5%
Long-term capital gains proceeds from the sale of assets	13,591	8%	6,789	4%	—	—	232	1%	—	—
Non-capital gains proceeds from the sale of assets	—	—	—	—	—	—	—	—	—	—
Distributions on account of limited partnership interest	—	—	—	—	—	—	1,342	7%	—	—
Expense reimbursement from Sponsor	—	—	—	—	—	—	—	—	725	57%

Total	174,741	100%	$163,043	100%	$77,815	100%	$20,063	100%	$1,278	100%

(1)
During nine months ended September 30, 2015 and the years ended December 31, 2014, 2013, 2012 and 2011, 91.2%, 91.3%, 94.7%, 93.4% and 92.5%, respectively, of FS Energy and Power Fund's gross investment income was attributable to cash income earned, 1.8%, 3.5%, 2.9%, 6.6% and 4.0%, respectively, was attributable to non-cash accretion of discount and 7.0%, 5.2%, 2.4%, 0.0% and 3.5%, respectively, was attributable to PIK interest.

Share Distribution

        The following table reflects the share distribution that FS Energy and Power Fund has declared on its common shares through December 31, 2014:

Date Declared	Record Date	Distribution Date	Distribution Percentage	Shares Issued
February 14, 2012	February 15, 2012	February 16, 2012	1.0%	106,133

Total Return

        The following table sets forth the total return for FS Energy and Power Fund for the one year period ended December 31, 2014, the three year period ended December 31, 2014 and the period from inception (July 18, 2011) through December 31, 2014, net of all management and incentive fees.

	Year Ended December 31, 2014	Three Years Ended December 31, 2014	Since Inception (July 18, 2011)
Total return(1)	(4.14)%	20.82%	22.30%

(1)
The total return does not consider the effect of the sales load from the sale of FS Energy and Power Fund's common shares and, as described below, is based upon FS Energy and Power Fund's net asset value per share rather than its per share public offering price. As a result, the total return includes the effect of the issuance of common shares at a net offering price that is greater than net asset value per share, which causes an increase in net asset value per share.

The total return for the year ended December 31, 2014 was calculated by taking the net asset value per share as of December 31, 2014, adding the cash distributions per share which were declared during the year ended December 31, 2014 and dividing the total by the net asset value per share at December 31, 2013. The total return for the three year period ended December 31, 2014 was calculated by taking the net asset value per share as of December 31, 2014, adding the cash distributions per share which were declared during the period described above and dividing the total by the net asset value per share at December 31, 2011. The total return for the period from inception (July 18, 2011) through December 31, 2014 was calculated by computing the total return since inception. The total return for the three years ended December 31, 2014 and since inception (July 18, 2011) takes into account the share distribution to shareholders described in "—Share Distribution" above. The historical calculation of total return in the table should not be considered a representation of FS Energy and Power Fund's future total return, which may be greater or less than the return shown in the table due to a number of factors, including FS Energy and Power Fund's ability or inability to make investments in companies that meet its investment criteria, the interest rate payable on the debt securities FS Energy and Power Fund acquires, the level of FS Energy and Power Fund's expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which FS Energy and Power Fund encounters competition in its markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods. The total return calculations set forth above represent the total return on FS Energy and Power Fund's investment portfolio during the applicable period and are calculated in accordance with GAAP. These return figures do not represent an actual return to shareholders.

        The following table sets forth the total return for FS Energy and Power Fund for the nine months ended September 30, 2015 and the fiscal years ended December 31, 2014, 2013, 2012 and 2011, net of all management and incentive fees:

	Nine Months Ended September 30, 2015	Year Ended December 31,
		2014	2013	2012	2011
Total return(1)	(4.90)%	(4.14)%	10.49%	14.07%	1.23%

(1)
The total return does not consider the effect of the sales load from the sale of FS Energy and Power Fund's common shares and, as described below, is based upon FS Energy and Power Fund's net asset value per share rather than its per share public offering price. As a result, the total return includes the effect of the issuance of common shares at a net offering price that is greater than net asset value per share, which causes an increase in net asset value per share.

  The total return for each period presented was calculated by taking the net asset value per share as of the end of the applicable period, adding the cash distributions per share which were declared during the applicable period and dividing the total by the net asset value per share at the beginning of the applicable period. The 2011 total return is based on an initial investment at $8.91 per share, which represents the initial offering price per share, net of sales commissions and dealer manager fees, after taking into account the share distribution to shareholders described above. As described above, the historical calculation of total return in the table should not be considered a representation of FS Energy and Power Fund's future total return, which may be greater or less than the return shown in the table due to a number of factors. The total return calculations set forth above represent the total return on FS Energy and Power Fund's investment portfolio during the applicable period and are calculated in accordance with GAAP. These return figures do not represent an actual return to shareholders. Please see Appendix 1 for additional information regarding the components of the total return calculation for the periods shown.

Offering Price Adjustments

        Prior to October 3, 2011, FS Energy and Power Fund sold common shares at an offering price of $10.00 per share. The following table summarizes adjustments FS Energy and Power Fund made to its per share public offering price and the closing date on which such adjustments were first effective:

Adjusted Per Share Public Offering Price	First Effective Closing Date
$ 9.90	October 3, 2011
$ 9.95	November 1, 2011
$10.00	January 17, 2012
$10.05	March 1, 2012
$10.10	August 1, 2012
$10.20	September 17, 2012
$10.25	October 1, 2012
$10.30	October 16, 2012
$10.40	December 17, 2012
$10.45	January 2, 2013
$10.50	February 1, 2013
$10.60	March 18, 2013
$10.70	April 16, 2013
$10.75	May 16, 2013
$10.80	December 26, 2013
$10.85	February 19, 2014
$10.90	March 26, 2014
$10.95	June 25, 2014
$11.00	July 2, 2014
$10.95	November 5, 2014
$10.85	November 19, 2014
$10.80	November 26, 2014
$10.50	December 3, 2014
$10.30	December 10, 2014
$ 9.75	December 17, 2014
$ 9.80	December 24, 2014
$ 9.65	January 21, 2015
$ 9.60	January 28, 2015
$ 9.65	February 18, 2015
$ 9.70	February 25, 2015
$ 9.75	May 6, 2015
$ 9.80	May 13,2015
$ 9.65	July 29, 2015
$ 9.55	August 12, 2015
$ 9.45	August 19, 2015
$ 9.25	August 26, 2015
$ 9.00	September 23, 2015
$ 8.75	September 30, 2015
$ 8.70	October 28, 2015
$ 8.65	November 4, 2015
$ 8.55	November 11, 2015
$ 8.45	November 18, 2015
$ 8.30	November 25, 2015
$ 8.10	December 9, 2015
$ 8.00	December 16, 2015
$ 7.85	December 23, 2015
$ 7.50	December 30, 2015
$ 7.25	January 20, 2016
$ 7.20	January 27, 2016
$ 7.00	February 10, 2016
$ 6.95	February 17, 2016

Use of Historical Performance Information

        Our investment objectives, policies and strategy are substantially similar to those of FS Energy and Power Fund, which invests primarily in the debt and income-oriented equity securities of private U.S. companies in the energy and power industry. In addition, substantially the same personnel that form the investment and operations team of FSEP II Advisor form the investment and operations team of FS Investment Advisor, LLC, the investment adviser to FS Energy and Power Fund. The historical performance data for FS Energy and Power Fund is provided to illustrate the past performance of personnel that form the investment and operations team of FSEP II Advisor in managing a fund substantially similar to us. The historical performance data for FS Energy and Power Fund included in this prospectus is shown on a fully discretionary basis and the total return data is net of management and incentive fees paid by FS Energy and Power Fund to its investment adviser. Such performance data of FS Energy and Power Fund is not a substitute for our performance and is not necessarily indicative of our future results. Although we may hold securities that are substantially similar to those held by FS Energy and Power Fund, our actual performance may differ significantly from the past performance of FS Energy and Power Fund. The timing and amount of any distributions to shareholders that may be made are subject to applicable legal restrictions and the sole discretion of our board of trustees. FS Energy and Power Fund offers only one class of common shares, which are subject to an upfront sales load of 10%. Such common shares are not subject to an annual distribution fee or a contingent deferred sales charge.

Potential Market Opportunity

        We expect that there are and will continue to be significant investment opportunities in income-oriented securities of privately held Energy companies within the United States that will provide attractive risk-adjusted returns.

        Recent oil price volatility combined with reduced secondary market liquidity has resulted in lower prices and higher yields for broadly syndicated energy debt investments. From August 31, 2014, to December 31, 2014, the average yield to a 3-year maturity of broadly syndicated energy loans increased from 6.08% to 11.83%, as measured by the energy component of the Credit Suisse Leveraged Loan Index, and the average yield to worst of high yield energy bonds increased from 5.35% to 9.33%, as measured by the energy component of the Bank of America Merrill Lynch High Yield Index. The current energy commodity excess supply combined with China's cooling demand for commodities resulted in increasingly depressed oil prices to levels not seen in over six years. As of December 31, 2015, syndicated energy loans and high yield bonds yield 21.0% and 16.0%, respectively, the highest levels since 2008-2009. We believe that the debt securities of many of these energy companies are undervalued relative to our fundamental analysis and that the recent broad decline in energy credit prices has not taken into account company-by-company differences in hedging programs, cost structures and liquidity profiles. For example, certain upstream companies have hedged the majority of their 2015 and a portion of their 2016 expected oil and gas production at prices meaningfully higher than current levels. In addition, certain companies have demonstrated the ability to reduce costs through technological advances and many have options available to them to enhance liquidity in the event commodity prices remain depressed for a prolonged period of time. It is our view that by focusing our investments in the senior secured debt of companies with positive free cash flows, low cost structures, strong balance sheets and high-quality reserves we can generate attractive risk-adjusted returns over the long-term, while protecting our downside in most commodity price environments.

        We also believe that the recent commodity price volatility has and will continue to disrupt the flow of credit from banks and the capital markets to energy companies, and that this disruption will create opportunities for us to increase our directly originated deal flow. In particular, we expect that private energy companies, which represent approximately 98% of all U.S. energy companies, will experience the most significant reduction in credit availability from traditional sources. At the same time, we see multiple factors which will necessitate additional and continued capital infusion for energy companies across all sub-sectors. Upstream companies, faced with falling commodity prices, may need additional liquidity to continue to fund their operations through the duration of the downturn. Midstream assets throughout the United States are aging and are not ideally located near new areas of development, requiring additional infrastructure to be built to ensure that supply reaches the market. Further, we believe that certain investment opportunities in the power sector could increase due to potential environmental regulations that are expected to impact fossil-fuel power generation, particularly coal generation, which itself comprises more than a third of the current U.S. power market. We expect such market dynamics across these sub-sectors will present a growing investment opportunity for us over the long-term.

        We believe that this large and varied asset class maintains the following attractive and distinct investment characteristics:

  •
  Stable cash flows.  We will seek to make investments in companies that have relatively stable cash flows. For example, we intend to invest in midstream companies that generate a substantial amount of their cash flow from contracted assets with limited commodity price risk. We intend to invest in power companies that generate cash flow through a variety of contracts such as power purchase agreements which are intended to mitigate commodity price fluctuations. Our investments in upstream companies will generally focus on those companies which we believe have lower-risk, longer-lived assets that are generating strong cash flow and that have effectively hedged a portion of their production at known prices.

  •
  High barriers to entry.  Due to the high cost of construction and the extensive time required to obtain all the necessary environmental and regulatory approvals required to construct new energy infrastructure assets, the barriers to enter the sector are high. For example, it can take up to 15 years to obtain the necessary regulatory approvals for, and to ultimately complete construction of, a new nuclear power generating facility. As a result, it may be difficult to replicate an existing network of integrated energy infrastructure assets. These barriers to entry create a competitive advantage for existing Energy companies with significant operations. We believe such barriers produce more operating leverage and, correspondingly, reduce market risk.

  •
  Steady distributions with attractive growth profiles.  As mentioned above, national and global demand for Energy is expected to continue to expand over the long term due to growing demand from emerging markets, domestic economic growth, aging of existing infrastructure and the industry's dependence on fossil fuels, which are inherently finite resources. As Energy companies seek to finance these assets, we foresee a growing opportunity to make income-oriented investments. Given the strong asset value in much of the Energy industry, we believe there is significant support for additional debt within the capital structure of many Energy companies. This includes opportunities for senior debt, subordinated debt and equity securities with customarily increasing levels of risk and return. In general, we believe Energy companies will often seek to attract capital by paying investors a steady stream of current income with some opportunity to share in the long-term growth in their underlying markets. We believe such trends are well-aligned with our investment objectives.

Characteristics of and Risks Related to Investments in Private Companies

        We intend to invest primarily in income-oriented securities of privately held Energy companies within the United States. Investments in private companies pose significantly greater risks than investments in public companies. First, private companies have reduced access to the capital markets, resulting in diminished capital resources and ability to withstand financial distress. As a result, these companies, which may present greater credit risk than public companies, may be unable to meet the obligations under their debt and equity securities that we anticipate holding. Second, the investments themselves may often be illiquid. The securities of most of the companies in which we intend to invest are not publicly traded or actively traded on the secondary market and are, instead, traded on a privately negotiated over-the-counter secondary market for institutional investors. In addition, we expect that most of our directly originated investments generally will not be traded on any secondary market and a trading market for such investments may not develop. The securities in which we may invest may also be subject to legal and other restrictions on resale. As such, we may have difficulty exiting an investment promptly or at a desired price prior to maturity or outside of a normal amortization schedule. These investments may also be difficult to value because little public information generally exists about private companies, requiring an experienced due diligence team to analyze and value the potential portfolio company. Finally, these companies often may not have third-party debt ratings or audited financial statements. We must therefore rely on the ability of FSEP II Advisor and/or GSO to obtain adequate information through their due diligence efforts to evaluate the creditworthiness of, and risks involved in investing in, these companies, and to determine the optimal time to exit an investment. These companies and their financial information will also generally not be subject to the Sarbanes-Oxley Act and other rules and regulations that govern public companies that are designed to protect investors. See "Risk Factors—Risks Related to Our Investments—Investment strategies focused primarily on privately held companies present certain challenges, including the lack of available information about these companies."

Investment Strategies

        Our investment policy is to invest, under normal circumstances, at least 80% of our total assets in securities of Energy companies. This investment policy may not be changed without at least 60 days' prior notice to holders of our common shares of any such change. In accordance with the best interests of our shareholders, FSEP II Advisor will monitor our targeted investment mix as economic conditions evolve.

        When identifying prospective portfolio companies, we intend to focus primarily on the attributes set forth below, which we believe will help us generate higher total returns with an acceptable level of risk. While these criteria provide general guidelines for our investment decisions, we caution investors that, if we believe the benefits of investing are sufficiently strong, not all of these criteria necessarily will be met by each prospective portfolio company in which we choose to invest. These attributes are:

  •
  Deeply rooted asset value.  We will seek to invest in companies that have significant asset value rather than speculative investments that rely solely on rising energy commodity prices, exploratory drilling success or factors beyond the control of a portfolio company. We intend to focus on Energy companies that have strong potential for enhancing asset value through factors within their control. Examples of these types of factors include operating cost reductions and revenue increases driven by improved operations of previously under-performing or under-exploited assets. Such investments are expected to have significant collateral coverage and downside protection irrespective of the broader economy.

  •
  Leading, defensible market positions.  We will seek to invest in companies that have developed what we believe to be strong positions within their sub-sector and exhibit the potential to maintain sufficient cash flows and profitability to service our debt in a range of economic environments. We will seek companies that can protect their competitive advantages through scale, scope, customer loyalty, product pricing or product quality versus their competitors, thereby minimizing business risk and protecting profitability.

  •
  Proven management teams.  We intend to focus on companies that have what we believe to be experienced management teams with an established track record of success. We will typically require our portfolio companies to have proper incentives in place, which may include non-cash and performance-based compensation, to align management's goals with ours.

  •
  Commodity price management.  We will seek to invest in companies that appropriately manage their commodity price exposure through the use of hedging with highly rated counterparties, contracts such as power purchase agreements or tolling agreements and other instruments that seek to minimize the company's exposure to significant commodity price swings.

  •
  Potentially targeted allocation among various issuers and sub-sectors.  We will seek to allocate our portfolio broadly among issuers and sub-sectors within the Energy Investment Universe, thereby attempting to reduce the risk of a downturn in any one company or sub-sector having a disproportionate adverse impact on the value of our portfolio.

  •
  Potentially viable exit strategy.  While we will attempt to invest in securities that may be sold in a privately negotiated over-the-counter market, providing us a means by which we may exit our positions, we expect that a large portion of our portfolio may not be sold on this secondary market. For any investments that are not able to be sold within this market, we intend to focus primarily on investing in companies whose business models and growth prospects offer attractive exit possibilities, including repayment of our investments, an initial public offering of equity securities, a merger, a sale or a recapitalization, in each case with the potential for capital gains.

        In addition, in an order dated June 4, 2013, the SEC granted exemptive relief that, subject to the satisfaction of certain conditions, expands our ability to co-invest in certain privately negotiated investment transactions with our co-investment affiliates, which we believe may enhance our ability to further our investment objectives and strategies.

Potential Competitive Strengths

        We believe that we offer investors the following potential competitive strengths:

        Global platform with seasoned investment professionals.    We believe that the breadth and depth of the experience of FSEP II Advisor's senior management team, together with the wider resources of GSO's investment team, which is dedicated to sourcing, structuring, executing, monitoring and harvesting a broad range of private investments, will provide us with a significant competitive advantage in sourcing and analyzing what we believe to be attractive investment opportunities worldwide.

        Potential long-term investment horizon.    Our potential long-term investment horizon will give us great flexibility, which we believe will allow us to maximize returns on our investments. Unlike most private equity and venture capital funds, we will not be required to return capital to our shareholders once we exit a portfolio investment. Such funds typically can only be invested once and must be returned to investors after a specific time period. These provisions often force private equity and venture capital funds to seek liquidity events, including initial public offerings, mergers or recapitalizations, more quickly than they otherwise might, potentially resulting in a lower return to investors. We believe that freedom from such capital return requirements, which will allow us to invest using a longer-term focus, will provide us with the opportunity to increase total returns on invested capital, compared to other private company investment vehicles.

        GSO transaction sourcing capability.    FSEP II Advisor will seek to leverage GSO's significant access to transaction flow. GSO seeks to generate investment opportunities through syndicate and club deals (generally, investments made by a small group of investment firms), through relationships with investment banks, which may be exclusive to GSO, and, subject to regulatory constraints as discussed under "Regulation" and the allocation policies of GSO and its affiliates, as applicable, also through GSO's direct origination channels. GSO also relies on its relationships with private equity sponsors, investment banks and commercial banks to source investment opportunities. These include significant contacts to participants in the credit and leveraged finance marketplace, which it can draw upon in sourcing investment opportunities for us. With respect to syndicate and club deals, GSO has built a network of relationships with commercial and investment banks, finance companies and other investment funds as a result of the long track record of its investment professionals in the leveraged finance marketplace. With respect to GSO's origination channel, FSEP II Advisor will seek to leverage the global presence of GSO and its long-standing personal contacts within the Energy industry to generate access to a substantial amount of directly originated transactions with what we believe to be attractive investment characteristics. We believe that the broad network of GSO will provide a significant pipeline of investment opportunities for us. GSO also has a significant trading platform, which, we believe, will allow us access to the secondary market for investment opportunities.

        Disciplined, income-oriented investment philosophy.    FSEP II Advisor and GSO intend to employ a conservative investment approach focused on current income and long-term investment performance. This investment approach involves a multi-stage selection process for each investment opportunity, as well as ongoing monitoring of each investment made, with particular emphasis on early detection of deteriorating credit conditions at portfolio companies which would result in adverse portfolio developments. This strategy is designed to maximize current income and minimize the risk of capital loss while maintaining the potential for long-term capital appreciation.

        Investment expertise across all levels of the corporate capital structure.    FSEP II Advisor and GSO believe that their broad expertise and experience investing at all levels of a company's capital structure will enable us to manage risk while affording us the opportunity for significant returns on our investments. We will attempt to capitalize on this expertise in an effort to produce and maintain an investment portfolio that will perform in a broad range of economic conditions. In addition, we will seek to leverage this broad-ranging capability to enable us to provide Energy companies with financing that most closely aligns with their particular capital needs. We believe that such flexibility is valuable to Energy companies and will provide us with a competitive advantage over other capital providers that are more limited in the securities in which they invest.

Operating and Regulatory Structure

        Our investment activities will be managed by FSEP II Advisor and supervised by our board of trustees, a majority of whom are independent. Under the investment advisory and administrative services agreement, we have agreed to pay FSEP II Advisor an annual base management fee based on the average weekly value of our gross assets and an incentive fee based on our performance. See "Investment Advisory and Administrative Services Agreement" for a description of the fees to which FSEP II Advisor will be entitled.

        From time to time, FSEP II Advisor may enter into sub-advisory relationships with registered investment advisers that possess skills or attributes that FSEP II Advisor believes will aid it in achieving our investment objectives. FSEP II Advisor has engaged GSO to act as our investment sub-adviser. GSO will assist FSEP II Advisor in identifying investment opportunities and will make investment recommendations for approval by FSEP II Advisor according to guidelines set by FSEP II Advisor. FSEP II Advisor oversees our day-to-day operations, including the provision of general ledger accounting, fund accounting, legal services, investor relations and other administrative services. FSEP II Advisor also performs, or oversees the performance of, our corporate operations and required administrative services, which includes being responsible for the financial records that we are required to maintain and preparing reports for our shareholders and reports filed with the SEC. In addition, FSEP II Advisor will assist us in calculating our net asset value, overseeing the preparation and filing of tax returns and the printing and dissemination of reports to our shareholders, and generally overseeing the payment of our expenses and the performance of administrative and professional services rendered to us by others.

        We will reimburse FSEP II Advisor for expenses necessary to perform services related to our administration and operations, including FSEP II Advisor's allocable portion of the compensation and related expenses of certain personnel of Franklin Square Holdings providing administrative services to us on behalf of FSEP II Advisor. The amount of this reimbursement will be the lesser of (1) FSEP II Advisor's actual costs incurred in providing such services and (2) the amount that we estimate we would be required to pay alternative service providers for comparable services in the same geographic location. FSEP II Advisor will be required to allocate the cost of such services to us based on factors such as assets, revenues, time allocations and/or other reasonable metrics. Our board of trustees will review the methodology employed in determining how the expenses are allocated to us and the proposed allocation of administrative expenses among us and certain affiliates of FSEP II Advisor. Our board of trustees will then assess the reasonableness of such reimbursements for expenses allocated to us based on the breadth, depth and quality of such services as compared to the estimated cost to us of obtaining similar services from third-party service providers known to be available. In addition, our board of trustees will consider whether any single third-party service provider would be capable of providing all such services at comparable cost and quality. Finally, our board of trustees, among other things, will compare the total amount paid to FSEP II Advisor for such services as a percentage of our net assets to the same ratio as reported by other comparable BDCs. We will not reimburse FSEP II Advisor for any services for which it will receive a separate fee, or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of FSEP II Advisor.

        We have also contracted with State Street to provide various accounting and administrative services, including, but not limited to, preparing preliminary financial information for review by FSEP II Advisor, preparing and monitoring expense budgets, maintaining accounting and corporate books and records, processing trade information provided by us and performing testing with respect to RIC compliance.

        As a BDC, we will be required to comply with certain regulatory requirements. Also, while we will be permitted to finance investments using debt, our ability to use debt will be limited in certain significant respects pursuant to the 1940 Act. Within the limits of existing regulation, we will adjust our use of debt, according to market conditions, to the level we believe will allow us to generate maximum risk-adjusted returns. See "Regulation." We have elected to be treated for U.S. federal income tax purposes, and intend to qualify annually, as a RIC under Subchapter M of the Code.

Investment Types

  Senior Debt

        Senior debt is situated at the top of the capital structure. Because this debt has priority in payment, it carries the least risk among all investments in a firm. Generally, senior debt in which we may invest is expected to have a maturity period of three to seven years, offer some form of amortization, and have first priority security interests in the assets of the borrower. Senior debt is comprised of first lien and second lien debt positions. Second lien debt is granted a second priority security interest in the assets of the borrower, which means that any realization of collateral will generally be applied to pay first lien debt in full before second lien debt positions are paid and the value of the collateral may not be sufficient to repay in full both first lien secured debt and second lien secured debt. Generally, in normalized markets, we expect that the variable interest rate on our first lien debt typically will range between 4.0% and 9.0% over a standard benchmark, such as the prime rate or the London Interbank Offered Rate, or LIBOR. In normalized markets, we expect that the variable interest rate on second lien debt will range between 6.0% and 10.0% over a standard benchmark. In addition, we may receive additional returns from any warrants we may receive in connection with these investments.

  Subordinated Debt

        In addition to senior debt, we may also invest a portion of our assets in subordinated debt of private companies. Subordinated debt usually ranks junior in priority of payment to first lien and second lien secured loans and is often unsecured, but is situated above preferred equity and common equity in the capital structure. In return for their junior status compared to first lien and second lien secured loans, subordinated debt typically offers higher returns through both higher interest rates and possible equity ownership in the form of warrants, enabling the lender to participate in the capital appreciation of the borrower. These warrants typically require only a nominal cost to exercise. We intend to generally target subordinated debt with interest-only payments throughout the life of the security, with the principal due at maturity. Typically, subordinated debt securities have maturities of five to ten years. Generally, in normalized markets, we expect these securities to carry a fixed rate or a floating current yield of 8.0% to 12.0% over a standard benchmark. In addition, we may receive additional returns from any warrants we may receive in connection with these investments. In some cases, a portion of the total interest may accrue or be PIK.

  Preferred Equity

        Preferred equity typically includes a stated value or liquidation preference structurally ahead of common equity holders. Holders of preferred equity can be entitled to a wide range of voting and other rights, depending on the structure of each separate security. Preferred equity can also include a conversion feature whereby the securities convert into common stock based on established parameters according to set ratios. We will seek to invest in primarily income-oriented equity securities of Energy companies in a manner consistent with our status as a BDC.

  Other Equity Securities

        We may also invest in other equity securities which are typically structurally subordinate to all other securities within the capital structure and do not have a stated maturity. As compared to more senior securities, equity interests have greater risk exposure, but also have the potential to provide a higher return. Some of these investments may take the form of common units in MLPs. MLPs typically pay their unitholders quarterly distributions, offering investors a current yield and the opportunity for a more stable return profile.

  Net Profits Interests, Royalty Interests or VPPs

        We may invest in energy-specific non-operating investments including net profits interests, royalty interests or VPPs. Such non-operating interests do not include the rights and obligations of operating a mineral property (costs of exploration, development and operation) and do not bear any part of the net losses. Net profits interests and royalty interests are contractual agreements whereby the holders of such interests are entitled to a portion of the mineral production or proceeds therefrom. A VPP is a type of structured investment whereby the owner sells a specific volume of production in a field or property to an investor and the investor receives a specific quota of production on a monthly basis in either raw output or proceeds therefrom. A VPP is typically set to expire after a certain length of time or after a specified aggregate total volume of the commodity has been delivered. If the producer cannot meet the supply quota for a given period, the supply obligation rolls forward to future cycles until the buyer is made financially whole.

  Non-U.S. Securities

        We may invest in non-U.S. securities, which may include securities denominated in U.S. dollars or in non-U.S. currencies, to the extent permitted by the 1940 Act.

  Other Securities

        We may also invest from time to time in derivatives, such as total return swaps and credit default swaps. We anticipate that any use of derivatives would primarily be as a substitute for investing in conventional securities. Any use of derivatives may subject us to additional risks. See "Risk Factors—Risks Related to Our Investments—We may from time to time enter into total return swaps, credit default swaps or other derivative transactions which expose us to certain risks, including credit risk, market risk, liquidity risk and other risks similar to those associated with the use of leverage."

Sources of Income

        The primary means through which our shareholders will receive a return of value is through interest income, dividends and capital gains generated by our investments. In addition to these sources of income, we may receive fees paid by our portfolio companies, including one-time closing fees paid at the time each investment is made. Closing fees will typically range from 1.0% to 3.0% of the purchase price of an investment. In addition, we may generate revenues in the form of non-recurring commitment, origination, structuring or diligence fees, fees for providing managerial assistance, consulting fees and performance-based fees.

Risk Management

        We will seek to limit the downside potential of our investment portfolio by:

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  applying our investment strategies guidelines for portfolio investments;

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  requiring a total return on investments (including both interest and potential appreciation) that adequately compensates us for credit risk;

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  allocating our portfolio among various issuers and sub-sectors, and size permitting, with an adequate number of companies, across different sub-sectors of the Energy industry, with different types of collateral; and

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  negotiating or seeking debt and other securities with covenants or features that protect us while affording portfolio companies flexibility in managing their businesses consistent with preservation of capital.

        Such restrictions may include affirmative and negative covenants, default penalties, lien protection, change of control provisions and board rights. We may also enter into interest rate hedging transactions at the sole discretion of FSEP II Advisor. Such transactions will enable us to selectively modify interest rate exposure as market conditions dictate.

  Affirmative Covenants

        Affirmative covenants require borrowers to take actions that are meant to ensure the solvency of the company, facilitate the lender's monitoring of the borrower, and ensure payment of interest and loan principal due to lenders. Examples of affirmative covenants include covenants requiring the borrower to maintain adequate insurance, accounting and tax records, and to produce frequent financial reports for the benefit of the lender.

  Negative Covenants

        Negative covenants impose restrictions on the borrower and are meant to protect lenders from actions that the borrower may take that could harm the credit quality of the lender's investments. Examples of negative covenants include restrictions on the payment of dividends and restrictions on the issuance of additional debt without the lender's approval. In addition, certain covenants restrict a borrower's activities by requiring it to meet certain earnings interest coverage ratio and leverage ratio requirements. These covenants are also referred to as financial or maintenance covenants.

Investment Process

        The investment professionals employed by FSEP II Advisor and GSO have spent their careers developing the resources necessary to invest in private companies. Our anticipated transaction process is highlighted below.

OUR TRANSACTION PROCESS

  Sourcing

        In order to source transactions, FSEP II Advisor will seek to leverage GSO's significant access to transaction flow, along with GSO's trading platform, which allows for access to the syndicated loan market, which may be a key source of investment opportunities for us. GSO will seek to generate investment opportunities through its trading platform, through syndicate and club deals, through relationships with investment banks, which may be exclusive to GSO, and, subject to regulatory constraints and the allocation policies of GSO and its affiliates, as applicable, through GSO's direct origination channels. With respect to syndicate and club deals, GSO has built a network of relationships with commercial and investment banks, finance companies and other investment funds as a result of the long track record of its investment professionals in the leveraged finance marketplace. GSO may compensate certain financial services firms out of GSO's own profits or revenues for services provided in connection with the identification of appropriate investment opportunities. With respect to GSO's origination channel, FSEP II Advisor will seek to leverage the global presence of GSO and its long-standing personal contacts within the Energy industry to generate access to a substantial amount of directly originated transactions with what we believe to be attractive investment characteristics. We believe that the broad network of GSO will provide a significant pipeline of investment opportunities for us.

  Evaluation

        Initial Review.    In its initial review of an investment opportunity to present to FSEP II Advisor, GSO's transaction team will examine information furnished by the target company and external sources, including rating agencies, if applicable, to determine whether the investment meets our basic investment criteria and other guidelines specified by FSEP II Advisor, within the context of proper allocation of our portfolio among various issuers and industry sub-sectors, and offers an acceptable probability of attractive returns with identifiable downside risk. For the majority of securities available on the secondary market, a comprehensive analysis will be conducted and continuously maintained by a dedicated GSO research analyst, the results of which will be available for the transaction team to review. In the case of a directly originated transaction, FSEP II Advisor and GSO will conduct detailed due diligence investigations as necessary.

        Credit Analysis/Due Diligence.    Before undertaking an investment, the transaction team from GSO and FSEP II Advisor will conduct a thorough due diligence review of the opportunity to ensure the company fits our investment strategies, which may include:

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  a full operational analysis to identify the key risks and opportunities of the target's business, including a detailed review of historical and projected financial results;

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  a detailed analysis of industry dynamics, competitive position, regulatory, tax and legal matters;

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  on-site visits, if deemed necessary;

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  background checks to further evaluate management and other key personnel;

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  a review by legal and accounting professionals, environmental or other industry consultants, if necessary;

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  financial sponsor due diligence, including portfolio company and lender reference checks, if necessary; and

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  a review of management's experience and track record.

        When possible, our advisory team will seek to structure transactions in such a way that our target companies are required to bear the costs of due diligence, including those costs related to any outside consulting work we may require.

  Execution

        Recommendation.    FSEP II Advisor has engaged GSO to identify and recommend investment opportunities for its approval. GSO will seek to maintain a defensive approach toward its investment recommendations by emphasizing risk control in its transaction process, which includes (i) the pre-review of each opportunity by one of its portfolio managers to assess the general quality, value and fit relative to our portfolio, (ii) where possible, transaction structuring with a focus on preservation of capital in varying economic environments and (iii) ultimate approval of investment recommendations by GSO's investment committee.

        Approval.    After completing its internal transaction process, GSO will make formal recommendations for review and approval by FSEP II Advisor. In connection with its recommendation, it will transmit any relevant underwriting material and other information pertinent to the decision-making process. In addition, GSO will make its staff available to answer inquiries by FSEP II Advisor in connection with its recommendations. The consummation of a transaction will require unanimous approval of the members of FSEP II Advisor's investment committee.

  Monitoring

        Portfolio Monitoring.    FSEP II Advisor, with the help of GSO, will monitor our portfolio with a focus toward anticipating negative credit events. To maintain portfolio company performance and help to ensure a successful exit, FSEP II Advisor and GSO will work closely with the lead equity sponsor, loan syndicator, portfolio company management, consultants, advisers and other security holders to discuss financial position, compliance with covenants, financial requirements and execution of the company's business plan. In addition, depending on the size, nature and performance of the transaction, we may occupy a seat or serve as an observer on a portfolio company's board of directors or similar governing body.

        Typically, FSEP II Advisor and GSO will receive financial reports detailing operating performance, sales volumes, margins, cash flows, financial position and other key operating metrics on a quarterly basis from our portfolio companies. FSEP II Advisor and GSO will use this data, combined with due diligence gained through contact with the company's customers, suppliers, competitors, market research and other methods, to conduct an ongoing, rigorous assessment of the company's operating performance and prospects. GSO may rely on financial services firms that help identify potential transactions for assistance with monitoring certain portfolio investments.

        In addition to various risk management and monitoring tools, FSEP II Advisor will use an investment rating system to characterize and monitor the expected level of returns on each investment in our portfolio. FSEP II Advisor will use an investment rating scale of 1 to 5. The following is a description of the conditions associated with each investment rating:

Investment Rating	Summary Description
1	Investment exceeding expectations and/or capital gain expected.
2	Performing investment generally executing in accordance with the portfolio company's business plan—full return of principal and interest expected.
3	Performing investment requiring closer monitoring.
4	Underperforming investment—some loss of interest or dividend possible, but still expecting a positive return on investment.
5	Underperforming investment with expected loss of interest and some principal.

        FSEP II Advisor will monitor and, when appropriate, will change the investment ratings assigned to each investment in our portfolio. In connection with valuing our assets, our board of trustees will review these investment ratings on a quarterly basis. In the event that our advisory team determines that an investment is underperforming, or circumstances suggest that the risk associated with a particular investment has significantly increased, FSEP II Advisor will attempt to sell the asset in the secondary market, if applicable, or to implement a plan to attempt to exit the investment or to correct the situation.

        The amount of the portfolio in each grading category may vary substantially from period to period resulting primarily from changes in the composition of the portfolio as a result of new investment, repayment and exit activities. In addition, changes in the grade of investments may be made to reflect our expectation of performance and changes in investment values.

        Valuation Process.    Each quarter, we will value investments in our portfolio, and such values will be disclosed each quarter in reports filed with the SEC. Investments for which market quotations are readily available will be recorded at such market quotations. With respect to investments for which market quotations are not readily available, our board of trustees will determine the fair value of such investments in good faith, utilizing the input of our valuation committee, FSEP II Advisor and any other professionals or materials that our board of trustees deems worthy and relevant, including GSO and independent third-party pricing services, if applicable. See "Determination of Net Asset Value."

        Managerial Assistance.    As a BDC, we must offer, and provide upon request, managerial assistance to certain of our portfolio companies. This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. Depending on the nature of the assistance required, FSEP II Advisor or GSO will provide such managerial assistance on our behalf to portfolio companies that request this assistance. To the extent fees are paid for these services, we, rather than FSEP II Advisor or GSO, will retain any fees paid for such assistance.

  Exit

        While we will attempt to invest in securities that may be sold in a privately negotiated over-the-counter market, providing us a means by which we may exit our positions, we expect that a large portion of our portfolio may not be sold on this secondary market. For any investments that are not able to be sold within this market, we intend to focus primarily on investing in companies whose business models and growth prospects offer attractive exit possibilities, including repayment of our investments, an initial public offering of equity securities, a merger, a sale or a recapitalization, in each case with the potential for capital gains.

Staffing

        We do not currently have any employees. Each of our executive officers is a principal, officer or employee of FSEP II Advisor, which manages and oversees our investment operations. In the future, FSEP II Advisor may retain additional investment personnel based upon its needs. See "Investment Advisory and Administrative Services Agreement."

Facilities

        We do not own any real estate or other physical properties materially important to our operation as they are contemplated to be conducted. Our headquarters are located at 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112. We believe that our office facilities are suitable and adequate for our business as it is contemplated to be conducted.

Legal Proceedings

        Neither we nor FSEP II Advisor is currently subject to any material legal proceedings, nor, to our knowledge, is any material legal proceeding threatened against us or against FSEP II Advisor. From time to time, we and individuals employed by FSEP II Advisor may be party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of our rights under contracts with our portfolio companies. While the outcome of any legal proceedings cannot be predicted with certainty, we do not expect that any such proceedings will have a material effect upon our financial condition.

 DETERMINATION OF NET ASSET VALUE

        The net asset value of a class of shares depends on the number of shares of the applicable class outstanding at the time the net asset value of the applicable share class is determined. As such, the net asset value of each class of shares may vary if we sell different amounts of shares per class. We intend to determine the net asset value of our investment portfolio each quarter. Securities that are publicly traded will be valued at the reported closing price on the valuation date. Securities that are not publicly traded will be valued at fair value as determined in good faith by our board of trustees. In connection with that determination, we expect that FSEP II Advisor will provide our board of trustees with portfolio company valuations which will be based on relevant inputs, including, but not limited to, indicative dealer quotes, values of like securities, recent portfolio company financial statements and forecasts, and valuations prepared by third-party valuation services.

        ASC Topic 820 issued by the FASB clarifies the definition of fair value and requires companies to expand their disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, which includes inputs such as quoted prices for similar securities in active markets and quoted prices for identical securities where there is little or no activity in the market; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

        With respect to investments for which market quotations are not readily available, we intend to undertake a multi-step valuation process each quarter, as described below:

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  our quarterly fair valuation process will begin with FSEP II Advisor's management team reviewing and documenting valuations of each portfolio company or investment, which valuations may be obtained from an independent third-party valuation service, if applicable;

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  FSEP II Advisor's management team will then provide the valuation committee with the preliminary valuations for each portfolio company or investment;

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  preliminary valuations will then be discussed with the valuation committee;

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  the valuation committee will review the preliminary valuations and FSEP II Advisor's management team, together with our independent third-party valuation services, if applicable, will supplement the preliminary valuations to reflect any comments provided by the valuation committee;

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  following its review, the valuation committee will recommend that our board of trustees approve our fair valuations; and

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  our board of trustees will discuss the valuations and determine the fair value of each such investment in our portfolio in good faith based on various statistical and other factors, including the input and recommendation of FSEP II Advisor, the valuation committee and any independent third-party valuation services, if applicable.

        Determination of fair value involves subjective judgments and estimates. Accordingly, the notes to our financial statements will refer to the uncertainty with respect to the possible effect of such valuations and any change in such valuations on our financial statements. In making its determination of fair value, our board of trustees may use any approved independent third-party pricing or valuation services. However, our board of trustees will not be required to determine fair value in accordance with the valuation provided by any single source, and may use any relevant data, including information obtained from FSEP II Advisor or any approved independent third-party valuation or pricing service, that our board of trustees deems to be reliable in determining fair value under the circumstances. Below is a description of factors that FSEP II Advisor's management team, any approved independent third-party valuation services and our board of trustees may consider when determining the fair value of our investments.

        Valuation of fixed income investments, such as loans and debt securities, will depend upon a number of factors, including prevailing interest rates for like securities, expected volatility in future interest rates, call features, put features and other relevant terms of the debt. For investments without readily available market prices, we may incorporate these factors into discounted cash flow models to arrive at fair value. Other factors that may be considered include the borrower's ability to adequately service its debt, the fair market value of the borrower in relation to the face amount of its outstanding debt and the quality of collateral securing our debt investments.

        For convertible debt securities, fair value will generally approximate the fair value of the debt plus the fair value of an option to purchase the underlying security (the security into which the debt may convert) at the conversion price. To value such an option, a standard option pricing model may be used.

        Our equity interests in portfolio companies for which there is no liquid public market will be valued at fair value. Our board of trustees, in its determination of fair value, may consider various factors, such as multiples of EBITDA, cash flows, net income, revenues or, in limited instances, book value or liquidation value. All of these factors may be subject to adjustments based upon the particular circumstances of a portfolio company or our actual investment position. For example, adjustments to EBITDA may take into account compensation to previous owners or acquisition, recapitalization, restructuring or other related items.

        FSEP II Advisor's management team, and any approved independent third-party valuation services and our board of trustees may also consider private merger and acquisition statistics, public trading multiples discounted for illiquidity and other factors, valuations implied by third-party investments in the portfolio companies or industry practices in determining fair value. FSEP II Adviser's management team, any approved independent third-party valuation services and our board of trustees may also consider the size and scope of a portfolio company and its specific strengths and weaknesses, and may apply discounts or premiums, where and as appropriate, due to the higher (or lower) financial risk and/or the smaller size of portfolio companies relative to comparable firms, as well as such other factors as our board of trustees, in consultation with FSEP II Adviser's management team and any approved independent third-party valuation services, if applicable, may consider relevant in assessing fair value. Generally, the value of our equity interests in public companies for which market quotations are readily available is based upon the most recent closing public market price. Portfolio securities that carry certain restrictions on sale will typically be valued at a discount from the public market value of the security.

        If we receive warrants or other equity securities at nominal or no additional cost in connection with an investment in a debt security, the cost basis in the investment will be allocated between the debt securities and any such warrants or other equity securities received at the time of origination. Our board of trustees will subsequently value these warrants or other equity securities received at their fair value.

        The fair values of our investments will be determined in good faith by our board of trustees. Our board of trustees will be solely responsible for the valuation of our portfolio investments at fair value as determined in good faith pursuant to our valuation policy and consistently applied valuation process. Our board of trustees will delegate day-to-day responsibility for implementing our valuation policy to FSEP II Advisor's management team, and will authorize FSEP II Advisor's management team to utilize independent third-party valuation and pricing services that have been approved by our board of trustees. The valuation committee will be responsible for overseeing FSEP II Advisor's implementation of the valuation process. We intend to value all of our Level 2 and Level 3 assets by using the midpoint of the prevailing bid and ask prices from dealers on the date of the relevant period end which will be provided by independent third-party pricing services and screened for validity by such services. For investments for which third-party pricing services are unable to obtain quoted prices, we intend to obtain bid and ask prices directly from dealers who make a market in such investments. To the extent that we hold investments for which no active secondary market exists and, therefore, no bid and ask prices can be readily obtained, our valuation committee will utilize independent third-party valuation services to value such investments on a quarterly basis.

        We will periodically benchmark the bid and ask prices we receive from third-party pricing services and/or dealers, as applicable, and valuations received from third-party valuation services, against the actual prices at which we purchase and sell our investments. We may also use other methods including the use of independent valuation firms, to determine fair value for securities for which we cannot obtain prevailing bid and ask prices through third-party pricing services or independent dealers, or where our board of trustees otherwise may determine that the use of such other methods is appropriate. We will periodically benchmark the valuations provided by the independent valuation firms against the actual prices at which we purchase and sell our investments. We believe that these prices will be reliable indicators of fair value. The valuation committee and board of trustees will review and approve the valuation determinations made with respect to these investments in a manner consistent with our valuation policy.

Determinations in Connection with Offerings

        We are currently only offering our Class T shares on a continuous basis at an initial public offering price of $10.60 per share. We intend to offer Class A, Class D and Class I shares on a continuous basis in the future subject to obtaining a satisfactory exemptive order from the SEC. To the extent that the net asset value per share for a share class increases, we will sell at a price necessary to ensure that common shares of such class are not sold at a price per share, after deducting upfront selling commissions, if any, that is below the net asset value per share of the applicable class. In the event of a material decline in the net asset value per share of a class, which we consider to be a 2.5% decrease below the then-current net offering price of the applicable class that persists for a period of ten consecutive business days, we will reduce the offering price for each class of shares in order to establish a new net offering price for such class that is not more than 2.5% above the net asset value per share for such class. Therefore, persons who subscribe for shares of a class of our common shares in our continuous public offering must submit subscriptions for a certain dollar amount, rather than a number of such common shares and, as a result, may receive fractional common shares. The initial minimum permitted purchase for Class A, Class D or Class T shares is $5,000 in our Class A, Class D or Class T shares, or $500,000 in our Class I shares. To the extent we receive a satisfactory exemptive order, we intend to file post-effective amendments to the registration statement of which this prospectus is a part, that will be subject to SEC review, to allow us to continue this continuous public offering for at least two years from the date of the effectiveness of the registration statement.

        In connection with each weekly closing on the sale of common shares offered pursuant to this prospectus on a continuous basis, our board of trustees or a committee thereof is required, within 48 hours of the time that each closing and sale is made, to make the determination that we are not selling common shares of any class at a price per share which, after deducting upfront selling commissions, if any, is below the then-current net asset value per share of the applicable class. Our board of trustees or a committee thereof will consider the following factors, among others, in making such determination:

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  the net asset value per share of each class of our common shares disclosed in the most recent periodic report we filed with the SEC;

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  our management's assessment of whether any material change in the net asset value per share has occurred (including through the realization of net gains on the sale of our portfolio investments) from the period beginning on the date of the most recently disclosed net asset value per share to the period ending two days prior to the date of the closing on and sale of our common shares; and

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  the magnitude of the difference between the net asset value per share of each class of our common shares disclosed in the most recent periodic report we filed with the SEC and our management's assessment of any material change in the net asset value per share since the date of the most recently disclosed net asset value per share, and the offering price of our common shares at the date of closing.

        Importantly, this determination does not require that we calculate net asset value in connection with each closing and sale of our common shares, but instead it involves the determination by our board of trustees or a committee thereof that we are not selling our common shares of any class at a price which, after deducting upfront selling commissions, if any, is below the then-current net asset value per share of the applicable class at the time at which the closing and sale is made.

        To the extent that there is a possibility that we may issue common shares of any class at a price which, after deducting upfront selling commissions, if any, is below the then-current net asset value per share of the applicable class at the time at which the closing and sale is made, our board of trustees or a committee thereof will elect to either postpone the closing until such time that there is no longer the possibility of the occurrence of such event or to undertake to determine net asset value within two days prior to any such sale to ensure that such sale will not be at a price which, after deducting upfront selling commissions, if any, is below the then-current net asset value per share of the applicable class.

        These processes and procedures are part of our compliance policies and procedures. Records will be made contemporaneously with all determinations described in this section and these records will be maintained with other records we are required to maintain under the 1940 Act. Promptly following any adjustment to the offering price per share of our common shares offered pursuant to this prospectus, we will update this prospectus by filing a prospectus supplement with the SEC. We will also make updated information available via our website.

 MANAGEMENT

        Pursuant to our declaration of trust and bylaws, our business and affairs are managed under the direction of our board of trustees. The responsibilities of our board of trustees include, among other things, the oversight of our investment activities, the quarterly valuation of our assets, oversight of our financing arrangements and corporate governance activities. Our board of trustees has an audit committee, which is comprised of independent trustees, a valuation committee and a nominating and corporate governance committee, and may establish additional committees from time to time as necessary. Our board of trustees is tasked with the same level of responsibility and performs the same role as a board of directors for a corporation. Each trustee will serve until the next annual meeting of shareholders and until his or her successor is duly elected and qualifies. Although the number of trustees may be increased or decreased, a decrease will not have the effect of shortening the term of any incumbent trustee. Any trustee may resign at any time and may be removed with or without cause by the shareholders upon the affirmative vote of at least a majority of all the votes entitled to be cast at a meeting called for the purpose of the proposed removal. The notice of the meeting will indicate that the purpose, or one of the purposes, of the meeting is to determine if the trustee is to be removed.

        A vacancy created by an increase in the number of trustees or the death, resignation, removal, adjudicated incompetence or other incapacity of a trustee may be filled only by a vote of a majority of the remaining trustees in office. As provided in our declaration of trust, vacancies among the independent trustees may be filled only by individuals who are nominated by the affirmative vote of a majority of the remaining independent trustees in office.

Board of Trustees and Executive Officers

        Our board of trustees consists of five members, three of whom are not "interested persons" of us or FSEP II Advisor as defined in Section 2(a)(19) of the 1940 Act. We refer to these individuals as our independent trustees. Our declaration of trust was reviewed and unanimously approved by a vote of the trustees, including a majority of our independent trustees. Members of our board of trustees will be elected annually at our annual meeting of shareholders. We are prohibited from making loans or extending credit, directly or indirectly, to our trustees or executive officers under Section 402 of the Sarbanes-Oxley Act.

        Through its direct oversight role, and indirectly through its committees, our board of trustees performs a risk oversight function for us consisting of, among other things, the following activities: (1) at regular and special board of trustees meetings, and on an ad hoc basis as needed, receiving and reviewing reports related to our performance and operations; (2) reviewing and approving, as applicable, our compliance policies and procedures; (3) meeting with the portfolio management team to review investment strategies, techniques and the processes used to manage related risks; (4) overseeing our investment valuation process via our valuation committee that operates pursuant to authority assigned to it by our board of trustees; (5) meeting with, or reviewing reports prepared by, the representatives of key service providers, including our investment adviser, administrator, distributor, transfer agent, custodian and independent registered public accounting firm, to review and discuss our activities and to provide direction with respect thereto; and (6) engaging the services of our chief compliance officer to test our compliance procedures and our service providers. Mr. Forman, who is not an independent trustee, serves as the president, chief executive officer and chairman of our board of trustees. Our board of trustees feels that Mr. Forman, as our co-founder, president and chief executive officer, is the trustee with the most knowledge of our business strategy and is best situated to serve as chairman of the board of trustees. Our declaration of trust, as well as regulations governing BDCs generally, requires that a majority of the board of trustees be independent trustees. Our board of trustees does not currently have a lead independent trustee. Our board of trustees, after considering various factors, has concluded that this structure is appropriate given our current size and complexity.

Trustees

        Information regarding our board of trustees is set forth below. We have divided the trustees into two groups—interested trustees and independent trustees. The address for each trustee is c/o FS Energy and Power Fund II, 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112.

NAME	AGE	TRUSTEE SINCE	EXPIRATION OF TERM
Interested Trustees
Michael C. Forman	54	2014	2016
David J. Adelman	43	2014	2016
Independent Trustees
M. Walter D'Alessio	81	2014	2016
Marc R. Lederman	44	2014	2016
Judah C. Sommer	71	2014	2016

Interested Trustees

        Michael C. Forman has served as our chairman, president and chief executive officer since our inception in February 2014 and as the chairman and chief executive officer of FSEP II Advisor since its inception in February 2014. Mr. Forman also currently serves as chairman, president and chief executive officer of FB Income Advisor, LLC, FS Energy and Power Fund, FS Investment Advisor, LLC, FS Investment Corporation II, FSIC II Advisor, LLC, FS Investment Corporation III, FSIC III Advisor, LLC, FS Global Advisor, LLC, FS Global Credit Opportunities Fund, the FSGCOF Offered Funds and FS Investment Corporation IV, and has presided in such roles since each entity's inception in October 2007, September 2010, September 2010, July 2011, November 2011, June 2013, October 2013, January 2013, January 2013, January 2013 and February 2015, respectively. Mr. Forman also currently serves as the chairman and chief executive officer of FS Investment Corporation and chief executive officer of FSIC IV Advisor, LLC and has presided in such role since each entity's inception in December 2007 and September 2015, respectively. Mr. Forman also serves as chairman of the board of directors of FS OneEquity Partners Co. L.P., and has served in such role since September 2015. Mr. Forman served as president of FS Investment Corporation from its inception in December 2007 until April 2013. In 2005, Mr. Forman co-founded FB Capital Partners, L.P., an investment firm that previously invested in private equity, senior and mezzanine debt and real estate, and has served as managing general partner since inception. In May 2007, Mr. Forman co-founded Franklin Square Holdings.

        Prior to co-founding FB Capital Partners, L.P., Mr. Forman spent nearly 20 years as an attorney in the Corporate and Securities Department at the Philadelphia based law firm of Klehr Harrison Harvey Branzburg LLP, or Klehr Harrison, where he was a partner from 1991 until leaving the firm to focus exclusively on investments. In addition to his career as an attorney and investor, Mr. Forman has been an active entrepreneur and has founded several companies, including companies engaged in the gaming, specialty finance and asset management industries. Mr. Forman serves as a member of the board of directors of a number of private companies. He is also a member of a number of civic and charitable boards, including The Franklin Institute (executive committee member), the University of the Arts (executive committee member), the Vetri Foundation for Children (chairman), the executive committee of the Greater Philadelphia Alliance for Capital and Technologies (PACT), and Murex Investments, Inc., a Pennsylvania-based economic development/venture capital firm, where he chairs the investment committee. Mr. Forman received his B.A., summa cum laude, from the University of Rhode Island, where he was elected Phi Beta Kappa, and received his J.D. from Rutgers University.

        Mr. Forman has extensive experience in corporate and securities law and has founded and served in a leadership role of various companies, including FSEP II Advisor, which serves as our investment adviser. Our board of trustees believes Mr. Forman's experience and his positions as our and FSEP II Advisor's chief executive officer make him a significant asset to us.

        David J. Adelman has served as our vice-chairman since our inception in February 2014. He also currently serves as the vice-chairman of FS Investment Corporation, FB Income Advisor, LLC, FS Energy and Power Fund, FS Investment Advisor, LLC, FS Investment Corporation II, FSIC II Advisor, LLC, FS Global Advisor, LLC, FS Global Credit Opportunities Fund, the FSGCOF Offered Funds, FS Investment Corporation III, FSIC III Advisor, LLC, FS Investment Corporation IV and FSIC IV Advisor, LLC and has presided in such roles since each entity's inception in December 2007, October 2007, September 2010, September 2010, July 2011, November 2011, January 2013, January 2013, January 2013, June 2013, October 2013, February 2015 and September 2015, respectively. Mr. Adelman has significant managerial and investment experience and has served as the president and chief executive officer of Philadelphia-based Campus Apartments, Inc., or Campus Apartments, since 1997. Campus Apartments develops, manages, designs and privately finances more than 220 upscale housing facilities for colleges and universities across the United States. In 2006, Campus Apartments entered into a $1.1 billion venture with GIC Real Estate Pte Ltd., the real estate investment arm of the Government of Singapore Investment Corporation, in which Campus Apartments uses the venture's capital to acquire, develop, operate and manage student housing projects across the United States. In addition to his duties as president and chief executive officer of Campus Apartments, Mr. Adelman has been the chief executive officer of Campus Technologies, Inc. since 2001, the vice-chairman of University City District board of directors since 1997, board member of Actua Corporation (formerly known as ICG Group, Inc.) since June 2011 and a member of the National Multifamily Council (NMHC) and the Young Presidents' Organization. Mr. Adelman formerly served as a board member of Hyperion Bank and on the executive committee of the Urban Land Institute's Philadelphia Chapter. Mr. Adelman is also an active private investor and entrepreneur, having co-founded Franklin Square Holdings with Mr. Forman. Mr. Adelman received his B.A. in Political Science from Ohio State University.

        Mr. Adelman has substantial management, operational and financial expertise generated through his leadership roles for public and private companies, including his service as president and chief executive officer of Campus Apartments. Mr. Adelman also serves on the board of directors and in other leadership roles for various charitable and civic organizations. These varied activities have provided him, in the opinion of our board of trustees, with experience and insight which is beneficial to us.

Independent Trustees

        M. Walter D'Alessio has served as a principal of NorthMarq Advisors, LLC, a real estate and economic development advisory services firm, since December 2012. From 2003 to December 2012, he served as vice chairman of NorthMarq Capital, LLC, a real estate financial intermediary. He served as chairman and chief executive officer of Legg Mason Real Estate Services, Inc., a mortgage banking firm, from 1982 until 2003, when the company was sold to NorthMarq Capital. Mr. D'Alessio has also served as a director of PECO Energy Company, a subsidiary of Exelon Corporation, since 1983, where he has served at various times as a member of the audit committee and corporate governance committee. From 2000 until December 2012, he served on the board of Exelon Corporation, a provider of energy services, where he served at various times as chairman of the corporate governance committee, as a member of the compensation committee and the audit committee and as lead independent director. Mr. D'Alessio has also served as a trustee of Brandywine Realty Trust, a full service real estate company, since 1996, and as chairman of the board since March 2004. He also currently serves as a member of its compensation committee. In addition, Mr. D'Alessio has served as a member of the board of trustees of Pennsylvania Real Estate Investment Trust since 2005, and as lead independent trustee since January 2011. He is the chairman of the board of directors of Independence

Blue Cross, a health insurance provider. Mr. D'Alessio is also on the board of a number of civic organizations, including the Philadelphia Industrial Development Corporation and the Greater Philadelphia Chamber of Commerce. Mr. D'Alessio received his M.S. in City Planning from the University of Illinois and his B.S. in Landscape Architecture from Pennsylvania State University.

        In the opinion of our board of trustees, Mr. D'Alessio's experience on various public and private boards has provided him with experience and insight which is beneficial to us.

        Marc Lederman is a co-founder and member of NewSpring Capital, LLC, a family of specific purpose private equity funds. Mr. Lederman has been with NewSpring Capital since 2000. He serves as a general partner of the firm's three growth equity funds, NewSpring Ventures, L.P., formed in 1999, NewSpring Growth Capital II, L.P., formed in 2006 and NewSpring Growth Capital III, L.P. formed in January 2012. Mr. Lederman serves as a director of various NewSpring Growth Capital portfolio companies. Prior to the founding of NewSpring Capital, he served in various capacities at Deloitte & Touche LLP, including as manager in the Business Assurance and Advisory Services Group and as a senior accountant. Mr. Lederman is actively involved with various civic organizations, including as a member, and executive committee member, of the Greater Philadelphia Alliance for Capital Technologies and of the Wharton Private Equity & Venture Capital Association. Mr. Lederman earned a B.S. in Accountancy from Villanova University and a M.B.A. from The Wharton School of the University of Pennsylvania. He is a Certified Public Accountant (inactive).

        Mr. Lederman's extensive experience in finance, investing and accounting has provided him, in the opinion of our board of trustees, with experience and insight which is beneficial to us.

        Judah C. Sommer, prior to his retirement, served as Senior Counsel and Chair of the Public Policy Group at Crowell & Moring LLP, an international law firm, from June 2012 to March 2014. Prior to his position at Crowell & Moring, he served as Senior Advisor of Government Affairs from January 2011 to March 2012 and as Senior Vice President, Head of Government Affairs, from 2007 to December 2010, at UnitedHealth Group, a diversified health care company. Mr. Sommer previously served as Managing Director, Head of Global Government Affairs at Goldman Sachs & Co. from 1997 to 2007 and as Vice President from 1984-1997. He previously served in the office of U.S. Senator Jacob K. Javits of New York. Mr. Sommer is a member of the Board of Directors of the YMCA of Metropolitan Washington and is a member of the Board of Directors and Secretary of Y-USA, the YMCA's national board. He received his J.D. from New York University School of Law and his B.A. in International Relations from Johns Hopkins University.

        Mr. Sommer's legal and public policy experience has provided him, in the opinion of our board of trustees, with experience and insight which is beneficial to us.

Executive Officers

        The following persons serve as our executive officers in the following capacities:

NAME	AGE	POSITIONS HELD
Michael C. Forman	54	President and Chief Executive Officer
Edward T. Gallivan, Jr.	53	Chief Financial Officer
Zachary Klehr	37	Executive Vice President
Gerald F. Stahlecker	50	Executive Vice President
Stephen S. Sypherd	38	Vice President, Treasurer and Secretary
James F. Volk	53	Chief Compliance Officer

        The address for each executive officer is c/o FS Energy and Power Fund II, 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112.

Executive Officers Who Are Not Trustees

        Edward T. Gallivan, Jr. has served as our chief financial officer since our inception in February 2014. He has served as chief financial officer of FS Energy and Power Fund and FS Investment Corporation IV since November 2012 and September 2015, respectively. He previously served as chief financial officer of FS Investment Corporation III from June 2013 to December 2014. Mr. Gallivan was a director at BlackRock, Inc. from 2005 to October 2012, where he was head of financial reporting for over 350 mutual funds. From 1988 to 2005, Mr. Gallivan worked at State Street Research & Management Company, where he served as the assistant treasurer of mutual funds. Mr. Gallivan began his career as an auditor at the global accounting firm, PricewaterhouseCoopers LLP, where he practiced as a certified public accountant. Mr. Gallivan received his B.S. in Business Administration (Accounting) degree at Stonehill College in Massachusetts.

        Zachary Klehr has served as our executive vice president since our inception in February 2014. Mr. Klehr also currently serves as executive vice president of FS Investment Corporation, FS Energy and Power Fund, FS Investment Corporation II, FS Global Credit Opportunities Fund, the FSGCOF Offered Funds, FS Investment Corporation III and FS Investment Corporation IV and has presided in such roles since January 2013, January 2013, January 2013, January 2013, January 2013, June 2013 and February 2015, respectively. Mr. Klehr has also served in various senior officer capacities for Franklin Square Holdings and its affiliated investment advisers, FSEP II Advisor, FSIC III Advisor, LLC, FB Income Advisor, LLC, FS Investment Advisor, LLC, FSIC II Advisor, LLC, FSIC IV Advisor, LLC and FS Global Advisor, LLC, since the later of February 2011 or such entity's inception date, including as executive vice president since September 2012. In this role, he focuses on fund administration, portfolio management, fund operations, research, education and communications. Prior to joining Franklin Square Holdings, Mr. Klehr served as a vice president at Versa Capital Management, or Versa, a private equity firm with approximately $1 billion in assets under management, from July 2007 to February 2011. At Versa, he sourced, underwrote, negotiated, structured and managed investments in middle-market distressed companies, special situations and distressed debt. Prior to Versa, Mr. Klehr spent five years at Goldman, Sachs & Co., starting as an analyst in the Investment Banking Division, then in the executive office working on firm-wide strategy covering hedge funds and other complex multi-faceted clients of the firm. Later, he joined the Financial Sponsors Group as an associate where he focused on leveraged buyouts, acquisitions and equity and debt financings for private equity clients. Mr. Klehr received his M.B.A., with honors, from the Wharton School of the University of Pennsylvania and his B.A., cum laude, also from the University of Pennsylvania. He is active in his community and served on the board of trustees of The Philadelphia School where he was a member of the executive, governance, advancement, finance and investment committees.

        Gerald F. Stahlecker has served as our executive vice president since our inception in February 2014 and as the executive vice president of FSEP II Advisor since its inception in February 2014. Mr. Stahlecker also serves as the executive vice president of Franklin Square Holdings and has presided in such role since January 2010. Mr. Stahlecker also serves as executive vice president of FB Income Advisor, LLC, FS Energy and Power Fund, FS Investment Advisor, LLC, FS Investment Corporation II, FSIC II Advisor, LLC, FS Global Credit Opportunities Fund, the FSGCOF Offered Funds, FS Global Advisor, LLC, FS Investment Corporation III, FSIC III Advisor, LLC, FS Investment Corporation IV and FSIC IV Advisor, LLC and has presided in such roles since January 2010, September 2010, September 2010, July 2011, November 2011, January 2013, January 2013, January 2013, June 2013, October 2013, February 2015 and September 2015, respectively. Mr. Stahlecker has also served as president of FS Investment Corporation since April 2013 and previously served as its executive vice president from March 2010 to April 2013. Mr. Stahlecker was an independent director of FS Investment Corporation and served as a member of the audit committee and as chairman of the valuation committee from FS Investment Corporation's inception in December 2007 to December 2009 when he resigned as a director in order to join our affiliates, FB Income Advisor, LLC and Franklin

Square Holdings. Mr. Stahlecker is a former founding partner of Radcliffe Capital Management, L.P., or Radcliffe, a SEC-registered investment advisory firm which manages the Radcliffe Funds, a family of Cayman Islands-based, master-feeder structured hedge funds, as well as separately managed accounts for an institutional investor base. Radcliffe pursues convertible arbitrage, high-yield debt, special situations and event-driven investment strategies. From its founding in October 2002 until selling his interest in Radcliffe in July 2009, Mr. Stahlecker served as managing director and chief operating officer of Radcliffe and was the co- chair of its investment committee. Prior to co-founding Radcliffe and its affiliated entities, from May 1998 through October 2002, Mr. Stahlecker served as an officer and director of Rose Glen Capital Management, L.P., or Rose Glen, a predecessor to Radcliffe. Rose Glen managed hedge funds focusing on directly negotiated, structured debt and equity investments in public companies. Mr. Stahlecker has extensive experience in structuring and negotiating investment transactions on behalf of investors and issuers and has participated in numerous distressed and special situation restructurings on behalf of investors.

        From 1992 to 1998, Mr. Stahlecker was an attorney at Klehr Harrison, where he practiced corporate and securities law. While at Klehr Harrison, Mr. Stahlecker represented hedge funds, venture capital funds and other institutional investors pursuing structured equity and debt investments in public and private companies. Prior to attending law school, from 1987 to 1989, Mr. Stahlecker worked as a senior analyst at Furash & Company, a consulting boutique in Washington, D.C., where he advised banks and other financial institutions regarding mergers and acquisitions, restructurings, asset/liability management and strategic planning. Mr. Stahlecker received his B.S. in Industrial Management, with concentrations in Finance and Strategic Planning, from Carnegie Mellon University and his J.D. from Villanova University Law School, where he was an editor of the Villanova University Environmental Law Journal. Mr. Stahlecker is a member of the board of directors of the Greater Philadelphia Chamber of Commerce. Mr. Stahlecker previously served on the board of directors of the Investment Program Association, an industry trade group, and on the board of trustees of The Philadelphia School where he served as a member of its advancement, finance and investment committees.

        Stephen S. Sypherd has served as our vice president, treasurer and secretary since our inception in February 2014. Mr. Sypherd also currently serves as vice president, treasurer and secretary of FS Investment Corporation, FS Energy and Power Fund, FS Investment Corporation II, FS Global Credit Opportunities Fund, the FSGCOF Offered Funds, FS Investment Corporation III and FS Investment Corporation IV and has presided in such roles since January 2013, January 2013, January 2013, January 2013, January 2013, June 2013 and February 2015, respectively. Mr. Sypherd has also served in various senior officer capacities for Franklin Square Holdings and its affiliated investment advisers, FSEP II Advisor, FB Income Advisor, LLC, FS Investment Advisor, LLC, FSIC II Advisor, LLC, FSIC III Advisor, LLC, FS Global Advisor, LLC and FSIC IV Advisor, LLC since the later of August 2010 or such entity's inception date, including as managing director since August 2014 and general counsel since January 2013. He is responsible for legal and compliance matters across all entities and investment products of Franklin Square Holdings. Prior to joining Franklin Square Holdings, Mr. Sypherd served for eight years as an attorney at Skadden, Arps, Slate, Meagher & Flom LLP, where he practiced corporate and securities law. Mr. Sypherd received his B.A. in Economics from Villanova University and his J.D. from the Georgetown University Law Center, where he was an executive editor of the Georgetown Law Journal. He serves on the board of trustees of the University of the Arts (and on the advancement and governance committees of that board).

        James Volk has served as our chief compliance officer since April 2015. Mr. Volk also serves as the chief compliance officer of FS Investment Corporation, FS Investment Corporation II, FS Investment Corporation III, FS Energy and Power Fund, FS Global Credit Opportunities Fund, the FSGCOF Offered Funds and FS Investment Corporation IV, and has presided in such roles since April 2015, April 2015, April 2015, April 2015, April 2015, April 2015 and February 2015, respectively. He is responsible for all compliance and regulatory issues affecting us and such funds. Before joining Franklin

Square Holdings in October 2014, Mr. Volk was the chief compliance officer, chief accounting officer and head of traditional fund operations at SEI Investment Company's Investment Manager Services market unit. Mr. Volk was also formerly the assistant chief accountant at the SEC's Division of Investment Management and a senior manager for PricewaterhouseCoopers. Mr. Volk graduated from the University of Delaware with a B.S. in Accounting and is an active Certified Public Accountant.

Committees of Our Board of Trustees

        Our board of trustees has the following committees:

Audit Committee

        The audit committee is responsible for selecting, engaging and discharging our independent accountants, reviewing the plans, scope and results of the audit engagement with our independent accountants, approving professional services provided by our independent accountants (including compensation therefor), reviewing the independence of our independent accountants and reviewing the adequacy of our internal controls over financial reporting. The members of the audit committee are Messrs. Lederman and D'Alessio, each of whom is independent. Mr. Lederman serves as the chairman of the audit committee. Our board of trustees has determined that Mr. Lederman is an "audit committee financial expert" as defined under rules promulgated by the SEC. The audit committee held four meetings during the fiscal year ended December 31, 2015.

Valuation Committee

        The valuation committee establishes guidelines and makes recommendations to our board of trustees regarding the valuation of our loans and investments. The members of the valuation committee are Messrs. Lederman and D'Alessio, each of whom is independent. Mr. Lederman serves as chairman of the valuation committee. The valuation committee held no meetings during the fiscal year ended December 31, 2015.

Nominating and Corporate Governance Committee

        The nominating and corporate governance committee selects and nominates trustees for election by our shareholders, selects nominees to fill vacancies on our board of trustees or a committee thereof, develops and recommends to our board of trustees a set of corporate governance principles and oversees the evaluation of our board of trustees. The nominating and corporate governance committee considers candidates suggested by its members and other trustees, as well as our management and shareholders. A shareholder who wishes to recommend a prospective nominee for our board of trustees must provide notice to our corporate secretary in accordance with the requirements set forth in our bylaws. See "Description of Our Securities—Advance Notice Provisions for Shareholder Nominations and Shareholder Proposals" for a description of our shareholder nomination procedure. The members of the nominating and corporate governance committee are Messrs. Sommer and D'Alessio. Mr. Sommer serves as chairman of the nominating and corporate governance committee. The nominating and corporate governance committee held no meetings during the fiscal year ended December 31, 2015.

Compensation of Trustees

        Our trustees who do not also serve in an executive officer capacity for us or FSEP II Advisor will be entitled to receive annual cash retainer fees, fees for participating in in-person board and committee meetings and annual fees for serving as a committee chairperson, determined based on our net assets as of the end of each fiscal quarter. These trustees are Messrs. D'Alessio, Lederman and Sommer. Amounts payable under the arrangement will be determined and paid quarterly in arrears as follows:

Net Assets	Annual Cash Retainer	Board/Committee Meeting Fee	Annual Chairperson Fee
$0 to $100 million	$—	$—	$—
$100 million to $300 million	$25,000	$1,000	$5,000
$300 million to $500 million	$40,000	$1,000	$5,000
$500 million to $1 billion	$60,000	$1,500	$20,000
> $1 billion	$80,000	$2,500	$25,000

        We will also reimburse each of the above trustees for all reasonable and authorized business expenses in accordance with our policies as in effect from time to time, including reimbursement of reasonable out-of- pocket expenses incurred in connection with attending each board meeting and each committee meeting not held concurrently with a board meeting.

        We will not pay compensation to our trustees who also serve in an executive officer capacity for us or FSEP II Advisor.

        None of our trustees received any compensation for the fiscal year ended December 31, 2014.

Compensation of Executive Officers

        Our executive officers do not receive any direct compensation from us. We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are employees of FSEP II Advisor or by individuals who are contracted by us or by FSEP II Advisor to work on behalf of us pursuant to the terms of the investment advisory and administrative services agreement. Each of our executive officers is an employee of FSEP II Advisor or an outside contractor, and the day-to-day investment operations and administration of our portfolio are managed by FSEP II Advisor. In addition, we will reimburse FSEP II Advisor for our allocable portion of expenses incurred by FSEP II Advisor in performing its obligations under the investment advisory and administrative services agreement, including the allocable portion of the cost of our officers and their respective staffs determined under the investment advisory and administrative services agreement.

        Under the terms of the investment advisory and administrative services agreement, upon satisfaction of the minimum offering requirement, FSEP II Advisor will be entitled to receive up to 0.75% of the gross proceeds raised in our continuous public offering of common shares until all organization and offering costs funded by FSEP II Advisor or its affiliates (including Franklin Square Holdings) have been recovered.

        The investment advisory and administrative services agreement provides that FSEP II Advisor and its officers, managers, partners, members (and their members, including the owners of their members), agents, employees, controlling persons and any other person or entity affiliated with it are not entitled to indemnification (including reasonable attorneys' fees and amounts reasonably paid in settlement) for any liability or loss suffered by FSEP II Advisor or such other person, nor will FSEP II Advisor or such other person be held harmless for any loss or liability suffered by us, unless (i) FSEP II Advisor or such other person has determined, in good faith, that the course of conduct which caused the loss or liability was in our best interests, (ii) FSEP II Advisor or such other person was acting on behalf of or performing services for us, (iii) the liability or loss suffered was not the result of negligence or misconduct by FSEP II Advisor or such other person and (iv) the indemnification or agreement to hold FSEP II Advisor or such other person harmless is only recoverable out of our net assets and not from our shareholders.

 PORTFOLIO MANAGEMENT

        The management of our investment portfolio will be the responsibility of FSEP II Advisor and its investment committee, which is currently led by Michael C. Forman, chief executive officer of FSEP II Advisor and chairman of its investment committee. The other members of FSEP II Advisor's investment committee are Gerald F. Stahlecker, Zachary Klehr and Sean Coleman. For more information regarding the business experience of Messrs. Forman, Stahlecker and Klehr, see "Management—Board of Trustees and Executive Officers." For more information regarding the business experience of Mr. Coleman, see "—Investment Personnel" below. FSEP II Advisor's investment committee must unanimously approve each new investment that we make.

        The members of FSEP II Advisor's investment committee are not employed by us and receive no compensation from us in connection with their portfolio management activities. Consistent with Franklin Square Holdings' integrated culture, Franklin Square Holdings has one firm-wide compensation and incentive structure, which covers investment personnel who render services to us on behalf of FSEP II Advisor. Franklin Square Holdings' compensation structure is designed to align the interests of the investment personnel serving us with those of our shareholders and to provide a direct financial incentive to ensure that all of Franklin Square Holdings' resources, knowledge and relationships are utilized to maximize risk- adjusted returns for each strategy.

        Each of Franklin Square Holdings' senior executives, including each of the investment personnel who render services to us on behalf of FSEP II Advisor, receives a base salary and is eligible for a discretionary bonus.

        All final compensation decisions will be made by members of the management committee of Franklin Square Holdings based on input from managers. Compensation and other incentives are not formulaic, but rather are judgment and merit driven, and are determined based on a combination of factors, including overall firm performance and individual contribution and performance.

        The managers, officers and other personnel of FSEP II Advisor allocate their time between advising us and managing other investment activities and business activities in which they may be involved, including managing and operating FS Investment Corporation, FS Investment Corporation II, FS Investment Corporation III, FS Investment Corporation IV, FS Energy and Power Fund and FS Global Credit Opportunities Fund. Therefore, FSEP II Advisor, its personnel and certain affiliates may experience conflicts of interest in allocating management time, services and functions among us and any other business ventures in which they or any of their key personnel, as applicable, are or may become involved. This could result in actions that are more favorable to other affiliated entities than to us.

        Pursuant to an investment sub-advisory agreement between FSEP II Advisor and GSO, GSO will assist FSEP II Advisor in identifying investment opportunities and will make investment recommendations for approval by FSEP II Advisor. In addition, to the extent requested by FSEP II Advisor, GSO may assist with the monitoring of our portfolio and may make managerial assistance available to certain of our portfolio companies.

Investment Personnel

        Our senior staff of investment personnel currently consists of the members of FSEP II Advisor's investment committee, Messrs. Forman, Stahlecker, Klehr and Coleman. Below is biographical information for Mr. Coleman:

        Sean Coleman serves as a managing director of FS Investment Corporation and as a managing director of investment management of Franklin Square Holdings and its affiliated investment advisers, FB Income Advisor, LLC, FS Investment Advisor, LLC, FSIC II Advisor, LLC, FS Global Advisor, LLC, FSIC III Advisor, LLC, FSIC IV Advisor, LLC and FSEP II Advisor. Mr. Coleman also serves on the investment committee of FB Income Advisor, LLC, FS Investment Advisor, LLC,

FSIC II Advisor, LLC, FSIC III Advisor, LLC and FSIC IV Advisor, LLC. Before joining Franklin Square Holdings and its affiliated investment advisers in October 2013, Mr. Coleman worked at Golub Capital, where he served in various capacities, including as a managing director in the direct lending group and as chief financial officer and treasurer of its BDC. Before he joined Golub Capital in September 2005, Mr. Coleman worked in merchant and investment banking, including at Goldman, Sachs & Co. and Wasserstein Perella & Co. Mr. Coleman earned a B.A. in History from Princeton University and an M.B.A. with Distinction from Harvard Business School, where he received the Loeb Award for academic excellence in finance.

        In addition to managing our investments, the managers, officers and other personnel of FSEP II Advisor also currently manage the following entities through affiliated investment advisers:

Name	Entity	Investment Focus	Gross Assets(1)(2)
FS Energy and Power Fund	BDC	Primarily invests in debt and income-oriented equity securities of private U.S. companies in the energy and power industry.	$3,835,670
FS Investment Corporation	BDC	Primarily invests in senior secured loans, second lien secured loans and, to a lesser extent, subordinated loans of private U.S. companies.	$4,264,904
FS Investment Corporation II	BDC	Primarily invests in senior secured loans, second lien secured loans and, to a lesser extent, subordinated loans of private U.S. companies.	$5,032,346
FS Investment Corporation III	BDC	Primarily invests in senior secured loans, second lien secured loans and, to a lesser extent, subordinated loans of private U.S. companies.	$2,528,898
FS Investment Corporation IV(3)	BDC	Primarily invests in senior secured loans, second lien secured loans and, to a lesser extent, subordinated loans of private U.S. companies.	$9,200
FS Global Credit Opportunities Fund(4)	Closed-end management investment company	Primarily invests in secured and unsecured floating and fixed rate loans, bonds and other types of credit instruments.	$1,374,753

(1)
As of September 30, 2015, except as otherwise noted below; amounts presented in thousands.

(2)
The advisory fees earned by each of FB Income Advisor, LLC, FS Investment Advisor, LLC, FSIC II Advisor, LLC, FSIC III Advisor, LLC, FSIC IV Advisor, LLC and FS Global Advisor, LLC, the investment advisers of FS Investment Corporation, FS Energy and Power Fund, FS Investment Corporation II, FS Investment Corporation III, FS Investment Corporation IV and FS Global Credit Opportunities Fund, respectively, are based in part on the performance of each respective entity.

(3)
FS Investment Corporation IV formally commenced investment operations on January 6, 2016, upon satisfaction of its minimum offering requirement of raising gross proceeds of at least $1.0 million in its continuous public offering from persons who were not affiliated with FS Investment Corporation IV or its investment adviser, FSIC IV Advisor, LLC. Gross assets as of January 6, 2016.

(4)
The FSGCOF Offered Funds, which are affiliated funds that have the same investment objectives and strategies as FS Global Credit Opportunities Fund, currently offer common shares of beneficial interest to the public and invest substantially all of the net proceeds of their respective offerings in FS Global Credit Opportunities Fund. Gross assets as of June 30, 2015.

        The table below shows the dollar range of our common shares beneficially owned as of December 31, 2015 by each member of the investment committee of FSEP II Advisor:

Name of Investment Committee Member	Dollar Range of Equity Securities in FS Energy and Power Fund II(1)(2)
Michael C. Forman	$100,001-$500,000
Gerald F. Stahlecker	None
Zachary Klehr	None
Sean Coleman	None

(1)
The dollar range of equity securities beneficially owned by members of the investment committee is based on the initial public offering price of $10.60 per Class T share.

(2)
Dollar ranges are as follows: None, $1-$10,000, $10,001-$50,000, $50,001-$100,000, $100,001-$500,000, $500,001-$1,000,000, or over $1,000,000.

Key Personnel of the Investment Sub-Adviser

        GSO's team of dedicated investment professionals provide assistance to FSEP II Advisor pursuant to the investment sub-advisory agreement. Below is biographical information relating to certain key personnel involved in rendering such services:

        Dwight Scott is a senior managing director of Blackstone and heads GSO's energy investment activities. Prior to joining GSO in 2005, Mr. Scott was an executive vice president and chief financial officer of El Paso Corporation, or El Paso. In this role, Mr. Scott oversaw all financial, treasury and accounting functions for El Paso. His responsibilities included managing the capital structure of El Paso, corporate planning, management of the Tax Department, the leadership and coordination of the organization's financial and operational accounting functions, transaction support, investor and public relations and internal and external financial reporting. Mr. Scott joined El Paso in 2000, where he held several positions prior to becoming chief financial officer, including head of El Paso's Global Power business. Prior to joining El Paso, Mr. Scott served as a managing director in the energy investment banking practice of Donaldson, Lufkin & Jenrette. Mr. Scott earned a B.A. in Journalism from the University of North Carolina at Chapel Hill and an M.B.A. from The University of Texas at Austin. He is currently a director of Bear Tracker Energy, LLC, Crosstex Energy GP, LLC, Compass Well Services, LLC, Energy Alloys LLC, and United Holdings, LLC. Mr. Scott is a member of the board of trustees of KIPP, Inc.

        Daniel H. Smith is a senior managing director of Blackstone and is head of GSO's long only credit business, which includes GDFM. Mr. Smith is also a member of GSO's and GDFM's management committees and sits on several of GSO's and GDFM's investment committees. Mr. Smith joined GSO from the Royal Bank of Canada, or RBC, in 2005. At RBC, Mr. Smith was a managing partner and head of RBC Capital Partners Debt Investments business, RBC's alternative investments unit responsible for the management of $2.5 billion in capital and a portfolio of merchant banking investments. Prior to joining RBC, Mr. Smith worked at Indosuez Capital, a division of Credit Agricole Indosuez, where he was the co-head and managing director responsible for management of the firm's $4.0 billion in CLOs and a member of the investment committee responsible for a portfolio of private equity co-investments and mezzanine debt investments. Previously, Mr. Smith worked at Van Kampen and Frye Louis Capital Management. Mr. Smith received a Master's degree in Management from the J.L. Kellogg Graduate School of Management at Northwestern University and a B.S. in Petroleum Engineering from the University of Southern California.

        Brad Marshall is a senior managing director and senior portfolio manager of Blackstone and GDFM. Mr. Marshall also serves as a senior managing director and senior portfolio manager of GDFM. In his role as senior portfolio manager at GDFM, Mr. Marshall oversees the investment activities for FS Investment Corporation, FS Investment Corporation II, FS Investment Corporation III and FS Investment Corporation IV which are each sub-advised by GDFM, and is a member of GDFM's investment committee and sits on several of GDFM's investment committees. Mr. Marshall has also served as senior portfolio manager of FS Investment Corporation since April 2014. Since joining GSO in 2005, he has been involved with portfolio management and the ongoing analysis and evaluation of fixed income investment opportunities in the energy and power sectors. Before joining GSO, Mr. Marshall worked in various roles at RBC, including fixed income research and business development within RBC's private equity funds effort. Prior to his time with RBC, Mr. Marshall helped develop a private equity funds business for TAL Global, a Canadian asset management division of Canadian Imperial Bank of Commerce, and, prior to that, he co-founded a microchip verification software company where he served as chief finance officer. Mr. Marshall received an M.B.A. from McGill University in Montreal where he was an Academic All-Canadian and a B.A. (Honors) in Economics from Queen's University in Kingston, Canada.

        Valerie Kritsberg is a principal and portfolio manager at GSO. In her role as portfolio manager at GSO, Mrs. Kritsberg oversees the investment activities us and is a member of GSO's investment committee. Since joining GSO in 2005, Mrs. Kritsberg has been involved with portfolio management and the ongoing analysis and evaluation of both public and private fixed income investment opportunities, including distressed and special situation investments across multiple funds and sectors including chemicals, energy and power, homebuilding, industrials and retail/consumer. Prior to joining GSO, Mrs. Kritsberg worked in Credit Suisse First Boston's Global Energy Investment Banking Group where she focused on the chemicals and energy and power industries. At Credit Suisse, she worked on various equity, leveraged finance and merger and acquisition transactions. Ms. Kritsberg received a BS from New York University, Leonard N. Stern School of Business where she was on the Dean's Honor List.

GSO Potential Conflicts of Interest

        GSO, Blackstone and their respective affiliates will be subject to certain conflicts of interest with GSO as our investment sub-adviser. These conflicts will arise primarily from the involvement of GSO, Blackstone and their respective affiliates, or collectively, the Firm, in other activities that may conflict with our activities. You should be aware that individual conflicts will not necessarily be resolved in favor of our interest.

  Broad and Wide-Ranging Activities

        The Firm engages in a broad spectrum of activities. In the ordinary course of its business activities, the Firm may engage in activities where the interests of certain divisions of the Firm or the interests of its clients may conflict with our or your interests. Other present and future activities of the Firm may give rise to additional conflicts of interest. In the event that a conflict of interest arises, GSO will attempt to resolve such conflicts in a fair and equitable manner, subject to applicable law.

  The Firm's Policies and Procedures

        Specified policies and procedures implemented by the Firm to mitigate potential conflicts of interest and address certain regulatory requirements and contractual restrictions reduce the synergies across Blackstone's various businesses that we expect to draw on for purposes of pursuing attractive investment opportunities. Because the Firm has various asset management, investment banking, advisory and other businesses, it is subject to a number of actual and potential conflicts of interest, greater regulatory oversight and more legal and contractual restrictions than that to which it would otherwise be subject if it had just one line of business. Furthermore, in addressing related conflicts and regulatory, legal and contractual requirements across its various businesses, the Firm has implemented certain policies and procedures (e.g., information walls) that reduce the positive synergies that we expect GSO to utilize for purposes of recommending investment opportunities. Additionally, the Firm may limit us and/or our portfolio companies from engagement in agreements with, or related to, companies of an Other Account (as defined below) and/or from time to time restrict or otherwise limit the ability of us and/or our portfolio companies to engage in businesses or activities competitive with such companies of Other Accounts, either as a result of contractual restrictions or otherwise. Finally, the Firm has in the past and is likely in the future to enter into one or more strategic relationships in certain regions or with respect to certain types of investments that, although possibly intended to provide greater opportunities for us, may require us to share such opportunities or otherwise limit the amount of an opportunity we can otherwise take.

  Investment Banking, Advisory and Other Relationships

        As part of its regular business, the Firm provides a broad range of investment banking, advisory, underwriting, placement agent and other services. In addition, the Firm may provide services in the future beyond those currently provided. We will not receive a benefit from fees received in connection with such services. In such a case, an Other Account of the Firm would typically require the Firm to act exclusively on its behalf. This Other Account request may preclude all Firm affiliated clients, including us, from participating in related transactions that would otherwise be suitable. The Firm will be under no obligation to decline any such engagements in order to make an investment opportunity available to us. In connection with its investment banking, advisory and other businesses, the Firm may come into possession of information that limits its ability to engage in potential transactions. Our activities are expected to be constrained as a result of the inability of GSO personnel to use such information. For example, employees of the Firm from time to time are prohibited by law or contract from sharing information with FSEP II Advisor or our portfolio managers at FSEP II Advisor or GSO. Additionally, there are expected to be circumstances in which one or more individuals associated with the Firm will be precluded from providing services related to our activities because of certain confidential information available to those individuals or to other parts of the Firm (e.g., trading may be restricted). Where the Firm is engaged to find buyers or financing sources for potential sellers of assets, the seller may permit us to act as a participant in such transaction (as a buyer or financing participant), which would raise certain conflicts of interest inherent in such a situation (including as to the negotiation of the purchase price and certain other financial terms) and also be subject to the limitations of the 1940 Act.

        The Firm has long-term relationships with a significant number of corporations and their senior management. In determining whether to recommend an investment in a particular transaction on behalf of us, GSO will consider those relationships and may determine to not consider the recommendation of the investment to us as a result of such relationships, as may be permitted by law. We may also co-invest with clients of Blackstone in particular investment opportunities, and the relationship with such clients could influence the decisions made by GSO with respect to such investments, as may be permitted by law and in accordance with GSO's applicable procedures.

        The Firm may represent creditors or debtors in restructuring or reorganization proceedings or negotiations, including under Chapter 11 of the U.S. Bankruptcy Code or prior to such filings. From time to time the Firm may serve as advisor to creditor or equity committees. Any such involvement, for which the Firm may be compensated and which compensation will not be passed through to us, is expected to limit or preclude the flexibility that we may otherwise have to participate in restructurings. Alternatively, GSO may recommend that we liquidate any existing positions of the applicable issuer. If that recommendation were followed, we may be foregoing returns we would have realized had the investment not been sold. The inability to transact in any security, derivative or loan held by us could result in significant losses to us.

  Allocation of Opportunities

        Certain inherent conflicts of interest arise from the fact that the Firm provides investment advisory or sub-advisory services both to FSEP II Advisor, on our behalf, and other clients, including other investment funds, and any other investment vehicles that GSO or its affiliates may establish from time to time, as well as client accounts (including one or more managed accounts or other similar arrangements, including those that may be structured as one or more entities) and proprietary accounts managed by the Firm in which we will not have an interest (such other clients, funds and accounts, collectively the Other GSO Accounts). In addition, the Firm provides investment management services to other clients, including other investment funds, and any other investment vehicles that Blackstone or any of its affiliates may establish from time to time, client accounts, and proprietary accounts in which we will not have an interest (such other clients, funds and accounts, collectively, the Other Blackstone Accounts and, together with the Other GSO Accounts, the Other Accounts). The respective investment programs of us and the Other Accounts may or may not be substantially similar. The Firm may give advice and recommend investments or actions to Other Accounts, in accordance with the investment objectives and strategies of such Other Accounts, which may differ from advice given to, or the timing or nature of the action taken with respect to, us although it is GSO's policy, to the extent reasonably practicable, to recommend for allocation and/or allocate investment opportunities to us on a fair and equitable basis over time relative to its Other Accounts, even though their investment mandates have elements in common with ours. GSO or its affiliates may enter into transactions for Other Accounts where they have investment discretion that GSO determines not to recommend to us for regulatory, investment or other reasons. Affiliates of GSO engage in an investment advisory business separate from GSO, including with respect to accounts that compete with us, and have no obligation to make investment opportunities available to us.

        While GSO will seek to manage potential conflicts of interest in good faith, the portfolio transactions effected by GSO and Blackstone in managing their respective Other Accounts could conflict with the transactions and strategies recommended by GSO in providing sub-advisory services to us and may affect the prices and availability of the securities and instruments in which we invest. Conversely, participation in specific investment opportunities may be appropriate, at times, for both us and Other Accounts.

        GSO may have a conflict of interest in allocating investment opportunities between us and Other Accounts, including where GSO may be incentivized to recommend investments for us that may favor the interests of an affiliate or Other Accounts. This potential conflict may be exacerbated where GSO has more attractive incentive fees for such Other Accounts, or where individuals of GSO who are responsible for selecting investments for us have large personal stakes in Other Accounts, or where personnel of GSO benefit directly or indirectly from compensation generated by Other Accounts. In each such case, such transactions will be governed by, and GSO will allocate or make allocation recommendations in accordance with, procedures designed and adopted by GSO to manage such conflicts of interest.

        Certain distressed investment opportunities may offer high potential returns, but may not, in the judgment of GSO, be suitable for us. As a result, such investment opportunities may be allocated to Other Accounts with similar investment strategies as us and may not be allocated to us. Such investments, while high risk, can at times offer exceptional returns, and we may not be able to participate in these returns.

        GSO is committed to transacting in securities and loans in a manner that is consistent with our investment objectives and those of the Other Accounts, and to allocating investment opportunities (including purchase and sale opportunities) among us and the Other Accounts on a fair and equitable basis. In allocating investment opportunities, GSO determines which clients', including ours and the Other Accounts', investment mandates are consistent with the investment opportunity taking into account our and such Other Account's risk/return profile, investment guidelines and objectives, and liquidity objectives. As a general matter, investment opportunities will be allocated pro rata among us and the Other Accounts based on their respective targeted acquisition size (which may be based upon available capacity or, in some cases, a specified maximum target size of such client) or targeted sale size (which is generally based upon the position size held by selling clients), in a manner that takes into account the applicable factors listed below. In addition, GSO complies with specific allocation procedures set forth in our governing documents and those of Other Accounts and described during the marketing process. While no client will be favored over any other client, in allocating investment opportunities certain clients may have priority over other clients consistent with disclosures made to the applicable investors. Consistent with the foregoing, GSO will generally allocate investment opportunities pursuant to certain allocation methodologies as appropriate depending on the nature of the investment. Notwithstanding the foregoing, investment opportunities may be allocated in a manner that differs from such methodologies but is otherwise fair and equitable to us and the Other Accounts taken as a whole (including, in certain circumstances, a complete opt-out for us or an Other Account from an allocation). In instances where we and Other Accounts target different strategies but overlap with respect to certain investment opportunities, GSO may determine that a particular investment most appropriately fits within the portfolio and strategy focus of the relevant Other Account and may allocate the investment to such Other Account but not to us. Any such allocations must be documented in accordance with GSO's procedures and be undertaken with reference to one or more of the following considerations: (a) the risk-return and target-return profile of the investment opportunity relative to our and the Other Accounts' current risk profile; (b) our or the Other Accounts' investment guidelines, restrictions, terms and objectives, including whether such objectives are considered solely in light of the specific investment under consideration or in the context of the respective portfolios' overall holdings; (c) the need to re-size risk in our or the Other Accounts' portfolios (including the potential for the proposed investment to create an industry, sector or issuer imbalance in our and the Other Accounts' portfolios) and taking into account any existing non-pro rata investment positions in such portfolios; (d) our and the Other Accounts' liquidity considerations, including during a ramp-up or wind-down of us or Other Accounts, proximity to the end of our or the Other Accounts' specified terms or investment period, any redemption/withdrawal requests, anticipated future contributions and available cash; (e) tax consequences; (f) regulatory or contractual restrictions or consequences; (g) avoiding de minimis or odd lot allocations; (h) availability and degree of leverage and any requirements or other terms of any existing leverage facilities; (i) our or the Other Accounts' investment focus on a classification attributable to an investment or issuer of an investment, including, without limitation, investment strategy, geography, industry or business sector; (j) the nature and extent of involvement in the transaction on the part of the respective teams of investment professionals dedicated to us or an Other Account; (k) managing any actual or potential conflict of interest; (l) with respect to investments that are made available to GSO by counterparties pursuant to negotiated trading platforms (e.g., ISDA contracts) which may not be available for us or the Other Accounts, the absence of such relationships; and (m) any other considerations deemed relevant by GSO and its affiliates. Because of these and other factors, certain Other Accounts may effectively have priority in investment allocations over us, notwithstanding GSO's general policy of pro rata allocation. Individual conflicts will not necessarily be resolved in favor of our interests, but we will be treated fairly and equitably over time and in a manner consistent with GSO's fiduciary duties.

        Orders may be combined for all such accounts, and if any order is not filled at the same price, they may be allocated on an average price basis. Similarly, if an order on behalf of more than one account cannot be fully executed under prevailing market conditions, securities may be allocated among the different accounts on a basis which GSO or its affiliates consider equitable.

        From time to time, GSO expects us and Other Accounts to make investments at different levels of a borrower's or an issuer's capital structure or otherwise in different classes of a borrower's or an issuer's securities, as may be permitted by law and subject to compliance with appropriate procedures. When making such investments, GSO expects us and such Other Accounts to have conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by such entities.

        To the extent that we hold interests that are different (or more senior or junior) than those held by the Other Accounts, GSO is likely to be presented with decisions involving circumstances where the interests of such Other Accounts are in conflict with ours. Furthermore, it is possible that our interest may be subordinated or otherwise adversely affected by virtue of such Other Accounts' involvement and actions relating to their investment. In addition, when we and Other Accounts hold investments in the same borrower or issuer (including in the same level of the capital structure), we may be prohibited by applicable law from participating in restructurings, work-outs, renegotiations or other activities related to its investment in the borrower or issuer due to the fact that Other Accounts hold investments in the same borrower or issuer. As a result, we may not be permitted by law to make the same investment decisions as Other Accounts in the same or similar situations even if GSO believes it would be in our best economic interests to do so. Also, we may be prohibited by applicable law from investing in a borrower or issuer (or an affiliate) that Other Accounts are also investing in or currently invest in even if GSO believes it would be in the best economic interests of us to do so. In addition, entering into certain transactions that are not deemed prohibited by law when made may potentially lead to a condition that raises regulatory or legal concerns in the future. This may be the case, for example, with issuers who are near default and more likely to enter into restructuring or work-out transactions with their existing debt holders, which may include us and our affiliates. In some cases, to avoid the potential of future prohibited transactions, GSO may avoid recommending allocating an investment opportunity to us that it would otherwise recommend, subject to GSO's then-current allocation policy and any applicable exemptive orders over time.

  Service Providers

        Our service providers (including lenders, brokers, attorneys and investment banking firms) may be investors in us and/or sources of investment opportunities and counterparties therein. This may influence GSO in deciding whether to select such a service provider. Notwithstanding the foregoing, investment transactions for us that require the use of a service provider will generally be allocated to service providers on the basis of best execution (and possibly to a lesser extent in consideration of such service provider's provision of certain investment-related services that GSO believes to be of benefit to us or Other Accounts). Advisers and their service providers, or their affiliates, often charge different rates or have different arrangements for specific types of services. Therefore, based on the types of services used by us and our portfolio companies as compared to GSO, Blackstone and their affiliates and the terms of such services, GSO, Blackstone or their affiliates may benefit to a greater degree from such vendor arrangements than us or our portfolio companies.

  Allocation of Personnel

        GSO and its officers, managers, members and employees will devote as much of their time to our activities as GSO deems necessary and appropriate. Subject to the terms of the applicable offering and/or governing documents, the Firm expects to form additional investment funds, enter into other investment advisory relationships and engage in other business activities, even though such activities may be in competition with us and/or may involve substantial time and resources of GSO. These activities could be viewed as creating a conflict of interest in that the time and effort of GSO and its officers, managers, members and employees will not be devoted exclusively to our business but will be allocated between our business and the management of the assets of other clients of GSO.

  Material Non-Public Information

        GSO or certain of its affiliates may come into possession of material non-public information with respect to a borrower or an issuer (or an affiliate). Should this occur, GSO would be restricted from recommending to FSEP II Advisor or buying or selling securities, derivatives or loans of the borrower or the issuer on behalf of us until such time as the information became public or was no longer deemed material to preclude us from participating in an investment. Disclosure of such information to GSO's personnel responsible for our affairs will be limited, and FSEP II Advisor on our behalf may not be free to act upon any such information. Therefore, we and FSEP II Advisor may not have access to material non-public information in the possession of the Firm which might be relevant to an investment decision to be made on our behalf, and FSEP II Advisor may initiate a transaction or sell an investment which, if such information had been known to it, may not have been undertaken. Due to these restrictions, FSEP II Advisor may not be able to initiate a transaction that it otherwise might have initiated and may not be able to sell an investment that it otherwise might have sold. In addition, GSO, in an effort to avoid trading restrictions on our behalf or on behalf of other clients of GSO or its affiliates, may choose to forego an opportunity to receive (or elect not to receive) information that other market participants or counterparties, including those with the same positions in the issuer as us, are eligible to receive or have received, even if possession of such information would be advantageous to us.

  Trading by Firm Personnel

        The officers, directors, members, managers and employees of GSO or Blackstone may trade in securities for their own accounts, subject to restrictions and reporting requirements as may be required by law and Firm policies, or otherwise determined from time to time by GSO or the Firm, as applicable.

  Possible Future Activities

        The Firm may expand the range of services that it provides over time. The Firm will not be restricted in the scope of its business or in the performance of any such services (whether now offered or undertaken in the future) even if such activities could give rise to conflicts of interest, and whether or not such conflicts are described herein. The Firm has, and will continue to develop, relationships with a significant number of companies, financial sponsors and their senior managers, including relationships with clients who may hold or may have held investments similar to those intended to be made by us. These clients may themselves represent appropriate investment opportunities for us or may compete with us for investment opportunities.

  Portfolio Company Relationships

        The entities in which we invest are expected to be counterparties to or participants in agreements, transactions or other arrangements with portfolio companies of Other Accounts managed by the Firm that, although the Firm determines to be consistent with the requirements of such Other Accounts' governing agreements, may not have otherwise been entered into but for the affiliation with the Firm, and/or that involve fees and/or servicing payments to Firm-affiliated entities from which we will derive no benefit, subject to applicable law. For example, the Firm may offer our portfolio companies and portfolio companies of its Other Accounts the opportunity to enter into agreements regarding group procurement (such as a group purchasing organization), benefits management, purchase of insurance policies (which may be pooled across portfolio companies and discounted due to scale) and other operational, administrative or management related matters from a third party or a Firm affiliate, and other similar operational initiatives that, subject to applicable law, may result in commissions or similar payments to the Firm or its affiliates, including related to a portion of the savings achieved by the portfolio company.

        With respect to transactions or agreements with portfolio companies, at times if unrelated officers of a portfolio company have not yet been appointed, subject to applicable law, the Firm may be negotiating and executing agreements between the Firm and/or us on the one hand, and the portfolio company or its affiliates on the other hand, including management services agreements or similar agreements, which could entail a conflict of interest in relation to efforts to enter into terms that are arm's length. Among the measures the Firm may use to mitigate such conflicts is involving outside counsel to review and advise on such agreements and provide insights into commercially reasonable terms and regulatory restrictions.

        From time to time employees of the Firm may serve as directors or advisory board members of certain portfolio companies or other entities. In connection with such services and subject to applicable law, the Firm receives directors' fees or other similar compensation. Such amounts may, but are not expected to be, material, and will not be passed through to us.

  Transactions with Other Accounts

        From time to time, we may enter into purchase and sale transactions with Other Accounts. Such transactions will be conducted in accordance with, and subject to, GSO's fiduciary obligations to us, the 1940 Act and the rules thereunder and other applicable law.

  Other Affiliate Transactions

        We may acquire a security from an issuer in which a separate security has been acquired by other GSO or Blackstone affiliates. When making such investments, we and other GSO or Blackstone affiliates may have conflicting interests. For example, conflicts could arise where we become a lender to a company when an affiliate of GSO owns equity securities of such a company. In this circumstance, for example, if such company goes into bankruptcy, becomes insolvent or is otherwise unable to meet its payment obligations or comply with its debt covenants, conflicts of interest could arise between the holders of different types of securities as to what actions the company should take. There can be no assurance that the return on our investment will be equivalent to or better than the returns obtained by the other affiliates.

        In addition, the 1940 Act limits our ability to enter into certain transactions with certain of our affiliates. As a result of these restrictions, we may be prohibited from buying or selling any security directly from or to any portfolio company of a fund or account managed by the Firm. However, we may under certain circumstances purchase any such portfolio company's securities in the secondary market, which could create a conflict for GSO between its interests in us and the portfolio company, in that the ability of GSO to recommend actions in our best interest might be restricted by applicable law. The 1940 Act also prohibits certain "joint" transactions with certain of our affiliates, which could include investments in the same portfolio company (whether at the same or different times). These limitations may limit the scope of investment opportunities that would otherwise be available to us.

  Restrictions Arising under the Securities Laws

        The Firm's activities (including, without limitation, the holding of securities positions or having one of its employees on the board of directors of a company) could result in securities law restrictions on transactions in securities held by us, affect the prices of such securities or the ability of such entities to purchase, retain or dispose of such investments or otherwise create conflicts of interest, any of which could have an adverse impact on our performance.

        GSO may engage and retain senior advisors, industry experts, consultants, and other similar professionals, or, collectively, Senior and Other Advisors, who are not employees or affiliates of GSO and who, from time to time, receive payments from, or allocations of a profits interest with respect to, portfolio companies (as well as from GSO or its clients). In such circumstances, such payments from, or allocations of a profits interest with respect to, portfolio companies and/or clients will not result in the offset of any management fees otherwise due. These Senior and Other Advisors often have the right to co-invest alongside clients, including in those investments in which they are involved, or otherwise participate in equity plans for management of any such portfolio company, and such co-investment and/or participation (which generally would reduce the amount invested by clients in any investment) generally would not be considered as part of GSO's side-by-side co-investment rights. Additionally, and notwithstanding the foregoing, these Senior and Other Advisors may be (or have the preferred right to be) investors in other GSO clients and/or be permitted to participate in GSO's side-by-side co-investment rights. The nature of the relationship with each of the Senior and Other Advisors and the amount of time devoted or required to be devoted by them varies considerably. In certain cases, they may provide GSO with industry-specific insights and feedback on investment themes, assist in transaction due diligence, make introductions to and provide reference checks on management teams. In other cases, they take on more extensive roles and serve as executives or directors on the boards of portfolio companies or contribute to the origination of new investment opportunities. In certain instances, GSO has formal arrangements with these Senior and Other Advisors (which may or may not be terminable upon notice by any party), and in other cases the relationships are more informal. They are either compensated (including pursuant to retainers and expense reimbursement) by GSO, the relevant clients, and/or portfolio companies or otherwise uncompensated unless and until an engagement with a portfolio company develops. In certain cases, the Senior and Other Advisors have certain attributes of GSO "employees" (e.g. they may have dedicated offices at GSO, participate in general meetings and events for GSO personnel, work on GSO matters as their primary or sole business activity) even though they are not considered GSO employees, affiliates or personnel for the purposes of certain agreements and provisions within such agreements. There can be no assurance that any of the Senior and Other Advisors will continue to serve in such roles and/or continue their arrangements with GSO, the clients and/or any portfolio companies throughout the term of the relevant clients.

 INVESTMENT ADVISORY AND ADMINISTRATIVE SERVICES AGREEMENT

Overview of FSEP II Advisor

  Management Services and Responsibilities

        FSEP II Advisor has registered as an investment adviser under the Advisers Act and serves as our investment adviser pursuant to the investment advisory and administrative services agreement in accordance with the 1940 Act. As an investment adviser registered under the Advisers Act, FSEP II Advisor has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, FSEP II Advisor has a fiduciary responsibility for the safekeeping and use of all our funds and assets, whether or not in its immediate possession or control. As such, FSEP II Advisor may not employ, or permit another to employ, our funds or assets in any manner except for our exclusive benefit. FSEP II Advisor is prohibited from contracting away the fiduciary obligation owed to us and our shareholders under common law.

        Subject to the overall supervision of our board of trustees, FSEP II Advisor oversees our day-to-day operations and provides us with investment advisory services. Under the terms of the investment advisory and administrative services agreement, FSEP II Advisor:

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  determines the composition and allocation of our portfolio, the nature and timing of the changes therein and the manner of implementing such changes;

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  identifies, evaluates and negotiates the structure of the investments we make;

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  executes, monitors and services the investments we make;

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  determines the securities and other assets that we will purchase, retain or sell;

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  performs due diligence on prospective portfolio companies; and

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  provides us with such other investment advisory, research and related services as we may, from time to time, reasonably request or require for the investment of our funds.

        FSEP II Advisor will also seek to ensure that we maintain adequate reserves for normal replacements and contingencies (but not for payment of fees payable to it) by causing us to retain a reasonable percentage of offering proceeds, revenues or other sources of reserves. FSEP II Advisor's services under the investment advisory and administrative services agreement may not be exclusive, and it is free to furnish similar services to other entities so long as its services to us are not impaired. In addition, FSEP II Advisor will perform certain administrative services under the investment advisory and administrative services agreement. See "Administrative Services."

  Advisory Fees

        We will pay FSEP II Advisor a fee for its services under the investment advisory and administrative services agreement consisting of two components—a base management fee and an incentive fee based on our performance. The cost of both the base management fee payable to FSEP II Advisor and any incentive fees it earns will ultimately be borne by our shareholders.

        Base Management Fee.    The base management fee will be calculated at an annual rate of 2.0% of the average weekly value of our gross assets. The base management fee will be payable quarterly in arrears and is calculated based on the average weekly value of our gross assets during the most recently completed calendar quarter. The base management fee may or may not be taken in whole or in part at the discretion of FSEP II Advisor. All or any part of the base management fee not taken as to any quarter will be deferred without interest and may be taken in such other quarter as FSEP II Advisor shall determine. The base management fee for any partial month or quarter will be appropriately prorated.

        Incentive Fee.    The incentive fee will consist of two parts. The first part of the incentive fee, which is referred to as the subordinated incentive fee on income, will be calculated and payable quarterly in arrears based upon our "pre-incentive fee net investment income" for the immediately preceding quarter. The subordinated incentive fee on income will be subject to a quarterly hurdle rate, expressed as a rate of return on adjusted capital for the most recently completed calendar quarter, of 1.625% (6.5% annualized), subject to a "catch up" feature. For purposes of this fee, "adjusted capital" means cumulative gross proceeds generated from sales of common shares (including proceeds from our distribution reinvestment plan) reduced for amounts paid for share repurchases pursuant to our share repurchase program. For this purpose, "pre-incentive fee net investment income" means interest income, dividend income and any other income (including any other fees, other than fees for providing managerial assistance, such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies) accrued during the calendar quarter, minus our operating expenses for the quarter (including the base management fee, expenses reimbursed to FSEP II Advisor under the investment advisory and administrative services agreement and any interest expense and dividends paid on any issued and outstanding preferred shares, but excluding the incentive fee and distribution fees). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with PIK interest and zero coupon securities), accrued income that we have not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The calculation of the subordinated incentive fee on income for each quarter is as follows:

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  No subordinated incentive fee is payable to FSEP II Advisor in any calendar quarter in which our pre-incentive fee net investment income does not exceed the hurdle rate of 1.625%;

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  100% of our pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than or equal to 2.031% in any calendar quarter (8.125% annualized) is payable to FSEP II Advisor. We refer to this portion of our pre-incentive fee net investment income (which exceeds the hurdle rate but is less than or equal to 2.031%) as the "catch-up." The "catch-up" provision is intended to provide FSEP II Advisor with an incentive fee of 20.0% on all of our pre-incentive fee net investment income when our pre-incentive fee net investment income reaches 2.031% in any calendar quarter; and

  •
  20.0% of the amount of our pre-incentive fee net investment income, if any, that exceeds 2.031% in any calendar quarter (8.125% annualized) is payable to FSEP II Advisor once the hurdle rate is reached and the catch-up is achieved (20.0% of all pre-incentive fee net investment income thereafter is allocated to FSEP II Advisor).

        The following is a graphical representation of the calculation of the income-related portion of the incentive fee:

Quarterly Subordinated Incentive Fee on Income
Pre-incentive fee net investment income
(expressed as a percentage of adjusted capital)

Percentage of pre-incentive fee net investment income
allocated to income-related portion of incentive fee

        These calculations will be appropriately pro-rated for any period of less than three months and adjusted, if appropriate, for any equity capital raises or repurchases during the applicable calendar quarter.

        The second part of the incentive fee, which is referred to as the incentive fee on capital gains, will be determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory and administrative services agreement). This fee will equal 20.0% of our incentive fee capital gains, which will equal our realized capital gains on a cumulative basis from inception, will be calculated as of the end of the applicable period, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees.

        All percentages are based on average adjusted capital as defined above.

Example 1: Subordinated Incentive Fee on Income for Each Calendar Quarter*

Scenario 1

Assumptions

  Investment income (including interest, dividends, fees, etc.) = 1.25%
  Hurdle rate(1) = 1.625%
  Base management fee(2) = 0.5%
  Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%
  Pre-incentive fee net investment income
  (investment income) – (base management fee + other expenses) = 0.55%

        Pre-incentive fee net investment income does not exceed the hurdle rate, therefore there is no subordinated incentive fee on income payable.

Scenario 2

Assumptions

  Investment income (including interest, dividends, fees, etc.) = 2.525%
  Hurdle rate(1) = 1.625%
  Base management fee(2) = 0.5%
  Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%
  Pre-incentive fee net investment income
  (investment income) – (base management fee + other expenses) = 1.825%
  Subordinated incentive fee on income = 100% × pre-incentive fee net investment income (subject to "catch-up")(4)

        = 100% × (1.825% – 1.625%)
        = 0.2%

        Pre-incentive fee net investment income exceeds the hurdle rate, but does not fully satisfy the "catch-up" provision, therefore the subordinated incentive fee on income is 0.2%.

Scenario 3

Assumptions

  Investment income (including interest, dividends, fees, etc.) = 3.5%
  Hurdle rate(1) = 1.625%
  Base management fee(2) = 0.5%
  Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%

    Pre-incentive fee net investment incomee
    (investment income) – (base management fee + other expenses) = 2.8%
    Catch up = 100% × pre-incentive fee net investment income (subject to "catch-up")(4)
    Subordinated incentive fee on income = 100% × "catch- up" + (20.0% × (pre-incentive fee net investment income – 2.031%))

Catch up     = 2.031% – 1.625%
                     = 0.406%

  Subordinated incentive fee on income = (100% × 0.406%) + (20.0% × (2.8% – 2.031%))

                 = 0.406% + (20.0% × 0.769%)
                 = 0.406% + 0.1538%
                 = 0.56%

        Pre-incentive fee net investment income exceeds the hurdle rate and fully satisfies the "catch-up" provision, therefore the subordinated incentive fee on income is 0.56%.

(1)
Represents 6.5% annualized hurdle rate.

(2)
Represents 2.0% annualized base management fee on average weekly gross assets. Examples assume assets are equal to adjusted capital.

(3)
Excludes organization and offering costs.

(4)
The "catch-up" provision is intended to provide FSEP II Advisor with an incentive fee of 20.0% on all pre-incentive fee net investment income when our net investment income exceeds 2.031% in any calendar quarter.

Example 2: Incentive Fee on Capital Gains*

Scenario 1

Assumptions

          Year 1: $20 million investment made in Company A ("Investment A") and $30 million investment made in Company B ("Investment B").

          Year 2: Investment A sold for $50 million and fair market value ("FMV") of Investment B determined to be $32 million.

          Year 3: FMV of Investment B determined to be $25 million.

          Year 4: Investment B sold for $31 million.

          The incentive fee on capital gains would be:

          Year 1: None.

          Year 2: Incentive fee on capital gains of $6 million ($30 million realized capital gains on sale of Investment A multiplied by 20.0%).

          Year 3: None à $5 million (20.0% multiplied by ($30 million cumulative realized capital gains less $5 million cumulative capital depreciation)) less $6 million (previous capital gains fee paid in Year 2).

          Year 4: Incentive fee on capital gains of $200,000 à $6.2 million ($31 million cumulative realized capital gains multiplied by 20.0%) less $6 million (incentive fee on capital gains taken in Year 2).

Scenario 2

Assumptions

          Year 1: $20 million investment made in Company A ("Investment A"), $30 million investment made in Company B ("Investment B") and $25 million investment made in Company C ("Investment C").

          Year 2: Investment A sold for $50 million, FMV of Investment B determined to be $25 million and FMV of Investment C determined to be $25 million.

          Year 3: FMV of Investment B determined to be $27 million and Investment C sold for $30 million.

          Year 4: FMV of Investment B determined to be $35 million.

          Year 5: Investment B sold for $20 million.

          The incentive fee on capital gains, if any, would be:

          Year 1: None.

          Year 2: $5 million incentive fee on capital gains à 20.0% multiplied by $25 million ($30 million realized capital gains on Investment A less unrealized capital depreciation on Investment B).

          Year 3: $1.4 million incentive fee on capital gains à $6.4 million (20.0% multiplied by $32 million ($35 million cumulative realized capital gains less $3 million unrealized capital depreciation)) less $5 million incentive fee on capital gains received in Year 2.

          Year 4: None.

          Year 5: None à $5 million (20.0% multiplied by $25 million (cumulative realized capital gains of $35 million less realized capital losses of $10 million)) less $6.4 million cumulative incentive fee on capital gains paid in Year 2 and Year 3.

*
The returns shown are for illustrative purposes only. No incentive fee will be payable to FSEP II Advisor in any calendar quarter in which our pre-incentive fee net investment income does not exceed the hurdle rate. Positive returns are shown to demonstrate the fee structure and there is no guarantee that positive returns will be realized. Actual returns may vary from those shown in the examples above.

Payment of Our Expenses

        Our primary operating expenses will be the payment of management and incentive fees and other expenses under the investment advisory and administrative services agreement, interest expense from financing arrangements and other expenses necessary for our operations. The management and incentive fees will compensate FSEP II Advisor for its work in identifying, evaluating, negotiating, executing, monitoring and servicing our investments. FSEP II Advisor will be responsible for compensating GSO for its services pursuant to the investment sub-advisory agreement. We will bear all other expenses of our operations and transactions, including (without limitation) fees and expenses relating to:

  •
  corporate and organization expenses relating to offerings of each class of our common shares, subject to limitations included in the investment advisory and administrative services agreement;

  •
  the cost of calculating the net asset value for each share class, including the cost of any third-party pricing or valuation services;

  •
  the cost of effecting sales and repurchases of shares of each class of our common shares and other securities;

  •
  investment advisory fees;

  •
  fees payable to third parties relating to, or associated with, making investments and valuing investments, including fees and expenses associated with performing due diligence reviews of prospective investments;

  •
  interest payments on our debt or related obligations;

  •
  research and market data (including news and quotation equipment and services, and any computer hardware and connectivity hardware (e.g. telephone and fiber optic lines) incorporated into the cost of obtaining such research and market data);

  •
  transfer agent and custodial fees;

  •
  fees and expenses associated with marketing efforts;

  •
  federal and state registration fees;

  •
  federal, state and local taxes;

  •
  annual fees of the Delaware trustee;

  •
  fees and expenses of trustees not also serving in an executive officer capacity for us or FSEP II Advisor;

  •
  costs of proxy statements, shareholders' reports and notices and other filings;

  •
  fidelity bond, trustees and officers/errors and omissions liability insurance and other insurance premiums;

  •
  direct costs such as printing, mailing, long distance telephone and staff;

  •
  fees and expenses associated with accounting, corporate governance, independent audits and outside legal costs;

  •
  costs associated with our reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws, including compliance with the Sarbanes-Oxley Act;

  •
  brokerage commissions for our investments; and

  •
  all other expenses incurred by FSEP II Advisor, GSO or us in connection with administering our business, including expenses incurred by FSEP II Advisor or GSO in performing administrative services for us and administrative personnel paid by FSEP II Advisor or GSO, to the extent they are not controlling persons of FSEP II Advisor, GSO or any of their respective affiliates, subject to the limitations included in the investment advisory and administrative services agreement.

Reimbursement of FSEP II Advisor for Administrative Services

        We will reimburse FSEP II Advisor for expenses necessary to perform services related to our administration and operations, including FSEP II Advisor's allocable portion of the compensation and related expenses of certain personnel of Franklin Square Holdings providing administrative services to us on behalf of FSEP II Advisor. The amount of this reimbursement will be the lesser of (1) FSEP II Advisor's actual costs incurred in providing such services and (2) the amount that we estimate we would be required to pay alternative service providers for comparable services in the same geographic location. FSEP II Advisor will be required to allocate the cost of such services to us based on factors such as assets, revenues, time allocations and/or other reasonable metrics. Our board of trustees will review the methodology employed in determining how the expenses are allocated to us and the proposed allocation of administrative expenses among us and certain affiliates of FSEP II Advisor. Our board of trustees will assess the reasonableness of such reimbursements for expenses allocated to us based on the breadth, depth and quality of such services as compared to the estimated cost to us of obtaining similar services from third-party service providers known to be available. In addition, our board of trustees will consider whether any single third-party service provider would be capable of providing all such services at comparable cost and quality. Finally, our board of trustees will, among other things, compare the total amount paid to FSEP II Advisor for such services as a percentage of our net assets to the same ratio as reported by other comparable BDCs. We will not reimburse FSEP II Advisor for any services for which it receives a separate fee, or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of FSEP II Advisor.

Duration and Termination

        The investment advisory and administrative services agreement will become effective on the date that we satisfy the minimum offering requirement. Unless earlier terminated as described below, the investment advisory and administrative services agreement will remain in effect for a period of two years from the date that we meet the minimum offering requirement and will remain in effect from year-to-year thereafter if approved annually by our board of trustees or by the affirmative vote of the holders of a majority of our outstanding voting securities, including, in either case, approval by a majority of our trustees who are not interested persons. An affirmative vote of the holders of a majority of our outstanding voting securities is also necessary in order to make material amendments to the investment advisory and administrative services agreement.

        The investment advisory and administrative services agreement will automatically terminate in the event of its assignment. As required by the 1940 Act, the investment advisory and administrative services agreement provides that we may terminate the agreement without penalty upon 60 days' written notice to FSEP II Advisor. If FSEP II Advisor wishes to voluntarily terminate the investment advisory and administrative services agreement, it must give us a minimum of 120 days' notice prior to termination and must pay all expenses associated with its termination. The investment advisory and administrative services agreement may also be terminated, without penalty, upon the vote of a majority of our outstanding voting securities. We may terminate FSEP II Advisor's interest in our revenues, expenses, income, losses, distributions and capital by payment of an amount equal to the then present fair market value of the interest, determined by agreement between us and FSEP II Advisor. If we cannot agree on such amount, it will be determined in accordance with the then-current rules of the American Arbitration Association. The expenses of such arbitration shall be borne equally. The method of payment to FSEP II Advisor must be fair and must protect our solvency and liquidity.

        Without the vote of a majority of our outstanding voting securities, our investment advisory and administrative services agreement may not be materially amended, nor may FSEP II Advisor cause us to engage in a merger or other reorganization. In addition, should we or FSEP II Advisor elect to terminate the investment advisory and administrative services agreement, a new investment adviser may not be appointed without approval of a majority of our outstanding common shares, except in limited circumstances where a temporary adviser may be appointed without shareholder consent, consistent with the 1940 Act, for a time period not to exceed 150 days following the date on which the previous contract terminates. FSEP II Advisor may not terminate the investment sub-advisory agreement with GSO without prior approval from our board of trustees.

Prohibited Activities

        Our declaration of trust prohibits the following activities between us, FSEP II Advisor and its affiliates:

  •
  We may not purchase or lease assets in which FSEP II Advisor or its affiliates have an interest unless we disclose the terms of the transaction to our shareholders, the assets are sold or leased upon terms that are reasonable to us and the price does not exceed the lesser of cost or fair market value, as determined by an independent expert;

  •
  We may not acquire assets in exchange for common shares;

  •
  FSEP II Advisor and its affiliates may not acquire assets from us unless approved by our shareholders in accordance with our declaration of trust;

  •
  We may not lease assets to FSEP II Advisor or its affiliates unless we disclose the terms of the transaction to our shareholders and such terms are fair and reasonable to us;

  •
  We may not make any loans to FSEP II Advisor or its affiliates except for the advancement of funds as permitted by our declaration of trust;

  •
  We may not pay a commission or fee, either directly or indirectly to FSEP II Advisor or its affiliates, except as otherwise permitted by our declaration of trust, in connection with the reinvestment of cash flows from operations and available reserves or of the proceeds of the resale, exchange or refinancing of our assets;

  •
  FSEP II Advisor and its affiliates may not charge duplicate fees to us; and

  •
  FSEP II Advisor and its affiliates may not provide financing to us with a term in excess of 12 months. In connection with any such financing, FSEP II Advisor may not receive interest in excess of the lesser of its cost of funds or the amounts that would be charged by unrelated lending institutions on comparable loans for the same purpose. FSEP II Advisor also may not receive a prepayment charge or penalty in connection with any such financing.

        In addition, the investment advisory and administrative services agreement prohibits FSEP II Advisor and its affiliates from receiving or accepting any rebate, give-up or similar arrangement that is prohibited under federal or state securities laws. FSEP II Advisor and its affiliates are also prohibited from participating in any reciprocal business arrangement that would circumvent provisions of federal or state securities laws governing conflicts of interest or investment restrictions. FSEP II Advisor and its affiliates will not have the exclusive right to sell or exclusive employment to sell our assets. FSEP II Advisor and its affiliates are prohibited from entering into any agreement, arrangement or understanding that would circumvent restrictions against dealing with affiliates or promoters under applicable federal or state securities laws. FSEP II Advisor may not commingle our funds with the funds of any other entity or individual.

Indemnification

        The investment advisory and administrative services agreement provides that FSEP II Advisor and its officers, managers, partners, members (and their members, including the owners of their members), agents, employees, controlling persons and any other person or entity affiliated with it are not entitled to indemnification (including reasonable attorneys' fees and amounts reasonably paid in settlement) for any liability or loss suffered by FSEP II Advisor or such other person, nor will FSEP II Advisor or such other person be held harmless for any loss or liability suffered by us, unless (i) FSEP II Advisor or such other person has determined, in good faith, that the course of conduct which caused the loss or liability was in our best interests, (ii) FSEP II Advisor or such other person was acting on behalf of or performing services for us, (iii) the liability or loss suffered was not the result of negligence or misconduct by FSEP II Advisor or such other person and (iv) the indemnification or agreement to hold FSEP II Advisor or such other person harmless for any loss or liability suffered by us is only recoverable out of our net assets and not from our shareholders. We maintain a joint liability insurance policy with our affiliates, including FSEP II Advisor. The premiums for this policy are allocated across all insureds based on, among other things, the proportional share of the premium that we and our affiliates would pay had we purchased our policies separately and the asset base of each such entity. The independent trustees of our board of trustees must review and approve our allocation on an annual basis. As a result, FSEP II Advisor bears the cost of its own liability insurance.

Organization of FSEP II Advisor

        FSEP II Advisor is a Delaware limited liability company that is registered as an investment adviser under the Advisers Act. The principal address of FSEP II Advisor is c/o FSEP II Advisor, LLC, 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112.

Overview of GSO

        GSO acts as our investment sub-adviser pursuant to an investment sub-advisory agreement with FSEP II Advisor and is registered as an investment adviser with the SEC under the Advisers Act. GSO is a Delaware limited partnership with principal offices located at 345 Park Avenue, New York, New York 10154.

        Under the terms of the investment sub-advisory agreement, GSO will assist FSEP II Advisor in managing our portfolio in accordance with our stated investment objectives and strategies. This assistance includes making investment recommendations, monitoring and servicing our investments, performing due diligence on prospective portfolio companies and providing research and other investment advisory services for us. However, all investment decisions will ultimately be the responsibility of FSEP II Advisor's investment committee.

        The investment sub-advisory agreement provides that GSO will receive 50% of all fees payable to FSEP II Advisor under the investment advisory and administrative services agreement with respect to each year.

        The investment sub-advisory agreement may be terminated at any time, without the payment of any penalty, upon 60 days' written notice by GSO or, if our board of trustees or the holders of a majority of our outstanding voting securities determine that it should be terminated, by FSEP II Advisor.

Board Approval of the Investment Advisory and Administrative Services Agreement and Investment Sub-Advisory Agreement

        Our investment advisory and administrative services agreement and investment sub-advisory agreement were each approved by our board of trustees and will become effective upon our satisfying the minimum offering requirement. Such approvals were made in accordance with, and on the basis of an evaluation satisfactory to our board of trustees as required by, Section 15(c) of the 1940 Act and applicable rules and regulations thereunder, including a consideration of, among other factors: (1) the nature, quality and extent of the advisory and other services to be provided under the agreements, (2) the investment performance of the personnel who manage investment portfolios with objectives similar to ours, (3) comparative data with respect to advisory fees or similar expenses paid by other BDCs with similar investment objectives and (4) information about the services to be performed and the personnel performing such services under each of the agreements. After an initial two-year term, such agreements must be re-approved annually by our board of trustees.

 ADMINISTRATIVE SERVICES

        FSEP II Advisor will be reimbursed for administrative expenses it incurs on our behalf overseeing our day-to-day operations, including the provision of general ledger accounting, fund accounting, legal services, investor relations and other administrative services. FSEP II Advisor also will perform, or oversee the performance of, our corporate operations and required administrative services, which includes being responsible for the financial records that we are required to maintain and preparing reports for our shareholders and reports filed with the SEC. In addition, FSEP II Advisor will assist us in calculating the net asset value for each class of our common shares, overseeing the preparation and filing of tax returns and the printing and dissemination of reports to our shareholders, and generally overseeing the payment of our expenses and the performance of administrative and professional services rendered to us by others.

        We will reimburse FSEP II Advisor for expenses necessary to perform services related to our administration and operations, including FSEP II Advisor's allocable portion of the compensation and related expenses of certain personnel of Franklin Square Holdings providing administrative services to us on behalf of FSEP II Advisor. The amount of this reimbursement will be the lesser of (1) FSEP II Advisor's actual costs incurred in providing such services and (2) the amount that we estimate we would be required to pay alternative service providers for comparable services in the same geographic location. FSEP II Advisor will be required to allocate the cost of such services to us based on factors such as assets, revenues, time allocations and/or other reasonable metrics. Our board of trustees will review the methodology employed in determining how the expenses are allocated to us and the proposed allocation of the administrative expenses among us and certain affiliates of FSEP II Advisor. Our board of trustees will then assess the reasonableness of such reimbursements for expenses allocated to us based on the breadth, depth and quality of such services as compared to the estimated cost to us of obtaining similar services from third-party service providers known to be available. In addition, our board of trustees will consider whether any single third-party service provider would be capable of providing all such services at comparable cost and quality. Finally, our board of trustees will, among other things, compare the total amount paid to FSEP II Advisor for such services as a percentage of our net assets to the same ratio as reported by other comparable BDCs. We will not reimburse FSEP II Advisor for any services for which it will receive a separate fee, or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of FSEP II Advisor.

        Franklin Square Holdings' five other affiliated BDCs, FS Investment Corporation, FS Investment Corporation II, FS Investment Corporation III, FS Investment Corporation IV and FS Energy and Power Fund, have similar arrangements with their investment advisers, FB Income Advisor, LLC, FSIC II Advisor, LLC, FSIC III Advisor, LLC, FSIC IV Advisor, LLC and FS Investment Advisor, LLC, respectively, relating to the reimbursement of administrative services expenses. The administrative services expenses paid by FS Investment Corporation, FS Investment Corporation II, FS Investment Corporation III, FS Investment Corporation IV and FS Energy and Power Fund to FB Income Advisor, LLC, FSIC II Advisor, LLC, FSIC III Advisor, LLC, FSIC IV Advisor, LLC and FS Investment Advisor, LLC, respectively, during the nine months ended September 30, 2015 and the fiscal years ended December 31, 2010, 2011, 2012, 2013 and 2014, as applicable, are set forth in the table below:

Fiscal Year Ended December 31,	FS Investment Corporation	FS Investment Corporation II	FS Investment Corporation III	FS Investment Corporation IV	FS Energy and Power Fund
2010	$710,000	—	—	—	—
2011	$2,781,000	—	—	—	$147,000
2012	$4,504,000	$215,000	—	—	$700,000
2013	$4,959,000	$2,342,000	—	—	$1,987,000
2014	$4,537,000	$3,333,000	$232,000	—	$2,596,000
2015 (through September 30)	$2,773,000	$3,208,000	$1,605,000	—	$3,153,000

        Neither we nor FSEP II Advisor is responsible or obligated, whether directly or indirectly, for any reimbursements from FS Investment Corporation to FB Income Advisor, LLC, from FS Investment Corporation II to FSIC II Advisor, LLC, from FS Investment Corporation III to FSIC III Advisor, LLC, from FS Investment Corporation IV to FSIC IV Advisor, LLC or from FS Energy and Power Fund to FS Investment Advisor, LLC.

        We have also contracted with State Street to provide various accounting and administrative services, including, but not limited to, preparing preliminary financial information for review by FSEP II Advisor, preparing and monitoring expense budgets, maintaining accounting and corporate books and records, processing trade information provided by us and performing testing with respect to RIC compliance.

        For a discussion of the indemnification provisions in the investment advisory and administrative services agreement, see "Investment Advisory and Administrative Services Agreement—Indemnification."

 THE DELAWARE TRUSTEE

        Wilmington Trust Company, a Delaware banking corporation, or the Delaware trustee, serves as our sole trustee in the State of Delaware. The Delaware trustee's principal offices are located at 1100 North Market Street, Wilmington, Delaware 19890. The Delaware trustee is unaffiliated with us. The Delaware trustee's duties and liabilities with respect to the offering of our common shares and the management of the Company will be limited to its express obligations under our declaration of trust.

        The rights and duties of the Delaware trustee will be governed by the provisions of the Delaware Statutory Trust Act, and by our declaration of trust.

        The Delaware trustee will accept service of legal process on us in the State of Delaware and will make certain filings under the Delaware Statutory Trust Act on our behalf. The Delaware trustee does not owe any other duties to us or our shareholders. The Delaware trustee is permitted to resign upon at least 60 days' notice to us, provided, that any such resignation will not be effective until a successor trustee is appointed by our board of trustees. The declaration of trust provides that the Delaware trustee is compensated by us, as appropriate, and is indemnified by us, as appropriate, against any expenses it incurs relating to or arising out of the formation, operation or termination of the Company or the performance of its duties pursuant to our declaration of trust, except to the extent that such expenses result from the gross negligence or willful misconduct of the Delaware trustee. Our board of trustees will have discretion to replace the Delaware trustee.

        Our board of trustees and certain of our officers have signed the registration statement of which this prospectus is a part, and only our assets will be subject to issuer liability under the federal securities laws for the information contained in this prospectus and under federal securities laws with respect to the issuance and sale of our common shares. Under such laws, neither the Delaware trustee, either in its capacity as Delaware trustee or in its individual capacity, nor any director, officer or controlling person of the Delaware trustee is, or has any liability as, the issuer or a director, officer or controlling person of the issuer of our common shares. The Delaware trustee's liability in connection with the issuance and sale of our common shares is limited solely to the express obligations of the Delaware trustee set forth in our declaration of trust.

        Under our declaration of trust, the Delaware trustee's duties are limited to (i) accepting legal process served on the Company in Delaware and (ii) execution of documents required to be filed with the Delaware Secretary of State under the Delaware Statutory Trust Act. The Delaware trustee will have no duty or liability to supervise or monitor the performance of our board of trustees, nor will the Delaware trustee have any liability for the acts or omissions of our board of trustees. Because the Delaware trustee will delegate substantially all of its authority over our operations to our board of trustees, the Delaware trustee itself is not registered in any capacity with the SEC.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        We have entered into an investment advisory and administrative services agreement with FSEP II Advisor. Pursuant to the investment advisory and administrative services agreement, we will pay FSEP II Advisor a base management fee and an incentive fee. See "Investment Advisory and Administrative Services Agreement" for a description of how the fees payable to FSEP II Advisor will be determined.

        Our executive officers, certain of our trustees and certain professionals of Franklin Square Holdings who perform services for us on behalf of FSEP II Advisor are also officers, directors, trustees, managers, and/or key professionals of Franklin Square Holdings, our dealer manager and other Franklin Square Holdings entities, including FS Investment Corporation, FS Investment Corporation II, FS Investment Corporation III, FS Investment Corporation IV, FS Energy and Power Fund and FS Global Credit Opportunities Fund. These persons have legal obligations with respect to those entities that are similar to their obligations to us. In the future, these persons and other affiliates of Franklin Square Holdings may organize other debt-related programs and acquire for their own account debt-related investments that may be suitable for us. In addition, Franklin Square Holdings may grant equity interests in FSEP II Advisor to certain management personnel performing services for FSEP II Advisor.

        Prior to the occurrence of a liquidity event, all future transactions with affiliates of ours will be on terms no less favorable than could be obtained from an unaffiliated third party and must be approved by a majority of our trustees, including a majority of our independent trustees.

Allocation of FSEP II Advisor's Time

        We will rely on FSEP II Advisor to manage our day-to-day activities and to implement our investment strategies. FSEP II Advisor and certain of its affiliates are presently, and plan in the future to continue to be, involved with activities which are unrelated to us. As a result of these activities, FSEP II Advisor, its employees and certain of its affiliates will have conflicts of interest in allocating their time between us and other activities in which they are or may become involved, including the management of FB Income Advisor, LLC, FS Investment Corporation, FSIC II Advisor, LLC, FS Investment Corporation II, FSIC III Advisor, LLC, FS Investment Corporation III, FSIC IV Advisor, LLC, FS Investment Corporation IV, FS Investment Advisor, LLC, FS Energy and Power Fund, FS Global Advisor, LLC and FS Global Credit Opportunities Fund. FSEP II Advisor and its employees will devote only as much of its or their time to our business as FSEP II Advisor and its employees, in their judgment, determine is reasonably required, which may be substantially less than their full time. Therefore, FSEP II Advisor, its personnel and certain affiliates may experience conflicts of interest in allocating management time, services and functions among us and any other business ventures in which they or any of their key personnel, as applicable, are or may become involved. This could result in actions that are more favorable to other affiliated entities than to us.

        However, we believe that the members of FSEP II Advisor's senior management and the other key debt finance professionals have sufficient time to fully discharge their responsibilities to us and to the other businesses in which they are involved. We believe that our affiliates and executive officers will devote the time required to manage our business and expect that the amount of time a particular executive officer or affiliate devotes to us will vary during the course of the year and depend on our business activities at the given time. Because we have not commenced operations, it is difficult to predict specific amounts of time an executive officer or affiliate will devote to us. We expect that our executive officers and affiliates will generally devote more time to programs raising and investing capital than to programs that have completed their offering stages, though from time to time each program will have its unique demands. Because many of the operational aspects of Franklin Square Holdings-sponsored programs are very similar, there are significant efficiencies created by the same team of individuals at the adviser providing services to multiple programs. For example, FSEP II Advisor has streamlined the structure for financial reporting, internal controls and investment approval processes for the programs.

Allocation of GSO's Time

        We will rely, in part, on GSO to assist in identifying investment opportunities and making investment recommendations to FSEP II Advisor. GSO, its affiliates and their respective members, partners, officers and employees will devote as much of their time to our activities as they deem necessary and appropriate. GSO and its affiliates are not restricted from forming additional investment funds, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities may be in competition with us and/or may involve substantial time and resources of GSO. Also, in connection with such business activities, GSO and its affiliates may have existing business relationships or access to material, non-public information that may prevent it from recommending investment opportunities that would otherwise fit within our investment objectives. All of these factors could be viewed as creating a conflict of interest in that the time, effort and ability of the members of GSO, its affiliates and their officers and employees will not be devoted exclusively to our business but will be allocated between us and the management of the assets of other advisees of GSO and its affiliates. For example, GSO also serves as the investment sub-adviser to FS Energy and Power Fund and FS Global Credit Opportunities Fund, and GDFM, a wholly-owned subsidiary of GSO, serves as investment sub-adviser to FS Investment Corporation, FS Investment Corporation II, FS Investment Corporation III and FS Investment Corporation IV, as well as other accounts and investment vehicles that invest in the same types of investments as we do.

Competition and Allocation of Investment Opportunities

        Concurrent with our continuous public offering, employees of FSEP II Advisor are simultaneously providing investment advisory services to other affiliated entities, including the investment advisers to Franklin Square Holdings' five other affiliated BDCs, FS Investment Corporation, FS Investment Corporation II, FS Investment Corporation III, FS Investment Corporation IV and FS Energy and Power Fund, and Franklin Square Holdings' affiliated closed-end management investment company, FS Global Credit Opportunities Fund. FS Energy and Power Fund is a publicly registered BDC that invests primarily in debt and income-oriented equity securities of privately held U.S. companies in the energy and power industry. FS Investment Corporation, FS Investment Corporation II, FS Investment Corporation III and FS Investment Corporation IV are non-diversified, closed-end management investment companies that have elected to be regulated as BDCs that invest primarily in senior secured loans and second lien secured loans of private U.S. companies and, to a lesser extent, subordinated loans of private U.S. companies. FS Global Credit Opportunities Fund is a non-diversified, closed-end management investment company that invests primarily in secured and unsecured floating and fixed-rate loans, bonds and other types of credit instruments. In addition, GSO and its affiliates manage several other investment vehicles.

        FSEP II Advisor may determine that it is appropriate for us and one or more other investment accounts managed by FSEP II Advisor, GSO or any of their respective affiliates to participate in an investment opportunity. To the extent we are able to make co-investments with investment accounts managed by FSEP II Advisor, GSO or their respective affiliates, these co-investment opportunities may give rise to conflicts of interest or perceived conflicts of interest among us and the other participating accounts. In addition, conflicts of interest or perceived conflicts of interest may also arise in determining which investment opportunities should be presented to us and other participating accounts.

        To mitigate these conflicts, FSEP II Advisor will seek to execute such transactions on a fair and equitable basis and in accordance with its allocation policies, taking into account various factors, which may include the source of origination of the investment opportunity; investment objectives and strategies; tax considerations; risk, diversification or investment concentration parameters; characteristics of the security; size of available investment; available liquidity and liquidity requirements; regulatory restrictions; and/or such other factors as may be relevant to a particular transaction.

        As FSEP II Advisor's senior management team consists of the substantially same management team that runs the investment advisers to Franklin Square Holdings' five other affiliated BDCs and closed-end management investment company, it is possible that some investment opportunities will be provided to such other affiliated investment vehicles rather than to us.

Affiliated Dealer Manager

        The dealer manager, FS2, is an affiliate of FSEP II Advisor and also serves as the dealer manager in connection with the continuous public offerings of shares by FS Energy and Power Fund, FS Investment Corporation III, FS Investment Corporation IV and the FSGCOF Offered Funds, and served as the dealer manager in connection with the continuous public offerings of shares by FS Investment Corporation and FS Investment Corporation II, which closed to new investors in May 2012 and March 2014, respectively. These relationships may create conflicts in connection with the dealer manager's due diligence obligations under the federal securities laws. Although the dealer manager will examine the information in this prospectus for accuracy and completeness, due to its affiliation with FSEP II Advisor, no independent review of us will be made in connection with the distribution of our shares in this offering. In addition, the dealer manager is entitled to compensation in connection with this offering. See "Plan of Distribution—Compensation of the Dealer Manager and Selected Broker-Dealers."

Expense Support and Conditional Reimbursement Agreement

        Pursuant to the expense reimbursement agreement, Franklin Square Holdings has agreed to reimburse us for expenses in an amount that is sufficient to ensure that no portion of our distributions to shareholders will be paid from offering proceeds or borrowings. See "Discussion of the Company's Expected Operating Plans—Overview—Expense Reimbursement" for a detailed description of the expense reimbursement agreement.

Investments

        As a BDC, we may be limited in our ability to invest in any portfolio company in which any fund or other client managed by FSEP II Advisor, GSO or any of their respective affiliates has an investment. We may also be limited in our ability to co-invest in a portfolio company with FSEP II Advisor, GSO or one or more of their respective affiliates. In an order dated June 4, 2013, the SEC granted exemptive relief to our affiliates, upon which we may rely, and which permits us, subject to the satisfaction of certain conditions, to co-invest in certain privately negotiated investment transactions with our co-investment affiliates. We believe this relief will enhance our ability to further our investment objectives and strategies. We believe this relief may also increase favorable investment opportunities for us, in part by allowing us to participate in larger investments, together with our co-investment affiliates, than would be available to us if such relief had not been obtained. Because our affiliates did not seek exemptive relief to engage in co-investment transactions with GSO and its affiliates, we will be permitted to co-invest with our investment sub-adviser, GSO and its affiliates only in accordance with existing regulatory guidance. In general, we may not invest in general partnerships or joint ventures with affiliates (other than publicly registered affiliates) unless we meet several conditions, including that there are no duplicate fees to FSEP II Advisor and GSO. As a result, we could be limited in our ability to invest in certain portfolio companies in which GSO or any of its affiliates and in which affiliates of FSEP II Advisor, including FS Investment Corporation, FS Investment Corporation II, FS Energy and Power Fund, FS Investment Corporation III and FS Investment Corporation IV are investing or are invested. Our ability to invest in general partnerships or joint ventures with non-affiliates that own specific assets is also subject to several conditions, including requirements that we own a controlling interest in any entity, and that no duplicate fees are allowed to FSEP II Advisor and GSO.

Appraisal and Compensation

        Our declaration of trust provides that, in connection with any transaction involving a merger, conversion or consolidation, either directly or indirectly, involving us and the issuance of securities of a surviving entity after the successful completion of such transaction, or "roll-up," an appraisal of all our assets will be obtained from a competent independent expert which will be filed as an exhibit to the registration statement registering the roll-up transaction. Such appraisal will be based on all relevant information and shall indicate the value of our assets as of a date immediately prior to the announcement of the proposed roll-up. The engagement of such independent expert shall be for the exclusive benefit of our shareholders. A summary of such appraisal shall be included in a report to our shareholders in connection with a proposed roll-up. All shareholders will be afforded the opportunity to vote to approve such proposed roll-up, and shall be permitted to receive cash in an amount of such shareholder's pro rata share of the appraised value of our net assets.

Capital Contributions by Franklin Square Holdings

        In April 2014, pursuant to a private placement, Michael C. Forman and David J. Adelman, the co-founders of Franklin Square Holdings, contributed an aggregate of $200,000 to purchase approximately 22,222 common shares at $9.00 per share. Messrs. Forman and Adelman have agreed not to tender these common shares for repurchase as long as FSEP II Advisor remains our investment adviser.

 CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS

        After satisfaction of the minimum offering requirement, we expect that no person will be deemed to control us, as such term is defined in the 1940 Act. The following table sets forth, as of February 18, 2016, information with respect to the beneficial ownership of our common shares by:

  •
  each person known to us to beneficially own more than 5% of the outstanding common shares;

  •
  each member of our board of trustees and each executive officer; and

  •
  all of the members of our board of trustees and executive officers as a group.

        Beneficial ownership is determined in accordance with the rules promulgated by the SEC and includes voting or investment power with respect to the securities. There are no common shares subject to options that are currently exercisable or exercisable within 60 days of February 18, 2016.

Common Shares Beneficially Owned as of February 18, 2016
Name(1)	Number of Common Shares	Percentage assuming maximum amount is purchased
Interested Trustees:
Michael C. Forman	11,111.111	*
David J. Adelman	11,111.111	*
Independent Trustees:
M. Walter D'Alessio	—	—
Marc R. Lederman	—	—
Judah C. Sommer	—	—
Executive Officers:
Edward T. Gallivan, Jr.	—	—
Zachary Klehr	—	—
Gerald F. Stahlecker	—	—
Stephen S. Sypherd	—	—
James F. Volk	—	—
All officers and trustees as a group (10 persons)	22,222.222	*

*
Less than one percent.

(1)
Unless otherwise indicated, the address of each beneficial owner is c/o FS Energy and Power Fund II, 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112.

        The following table sets forth, as of December 31, 2015, the dollar range of our equity securities that are beneficially owned by each member of our board of trustees.

Name of Trustee	Dollar Range of Equity Securities Beneficially Owned(1)(2)(3)
Interested Trustees:
Michael C. Forman	Over $100,000
David J. Adelman	Over $100,000
Independent Trustees:
M. Walter D'Alessio	None
Marc R. Lederman	None
Judah C. Sommer	None

(1)
Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) promulgated under the Exchange Act.

(2)
The dollar range of equity securities beneficially owned by our trustees is based on the initial public offering price of $10.60 per Class T share.

(3)
The dollar range of equity securities beneficially owned are: None, $1-$10,000, $10,001-$50,000, $50,001-$100,000, or over $100,000.

 DISTRIBUTION REINVESTMENT PLAN

        Subject to our board of trustees' discretion and applicable legal restrictions, we intend to authorize and declare ordinary cash distributions on either a weekly, semi-monthly or monthly basis and pay such distributions on a monthly or quarterly basis beginning no later than the first calendar quarter after the month in which the minimum offering requirement is met.

        We have adopted an "opt in" distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional common shares. Purchases made under the distribution reinvestment plan must be made in the same class as the common shares for which you received distributions that are being reinvested. Any distributions of our common shares pursuant to our distribution reinvestment plan are dependent on the continued registration of our securities or the availability of an exemption from registration in the recipient's home state. Participants in our distribution reinvestment plan are free to elect to participate or terminate participation in the plan within a reasonable time as specified in the plan. If you do not elect to participate in the plan, you will automatically receive any distributions we declare in cash. For example, if our board of trustees authorizes, and we declare, a cash distribution, then if you have "opted in" to our distribution reinvestment plan, you will have your cash distribution reinvested in additional common shares of the same class, rather than receiving the cash distribution. However, certain state authorities or regulators may impose restrictions from time to time that may prevent or limit a shareholder's ability to participate in our distribution reinvestment plan. You should contact your broker or financial intermediary regarding any such restrictions that may be applicable to your investment in our common shares. We expect to coordinate distribution payment dates so that the same price that is used for the weekly closing date on or immediately following such distribution payment date will be used to calculate the price at which common shares are issued under our distribution reinvestment plan. In such case, your reinvested distributions will purchase common shares of a class at a price equal to the net offering price in effect for such class at the weekly closing conducted on the day of or immediately following the distribution payment date, and such price may represent a premium to the net asset value per share for such class depending upon the applicable upfront sales load for that class of shares. Common shares issued pursuant to our distribution reinvestment plan will have the same voting rights as the common shares of each class offered pursuant to this prospectus.

        If you wish to receive distributions in cash, no action will be required on your part to do so. If you are a registered shareholder, you may elect to have your entire distribution reinvested in common shares of such class by notifying DST Systems, Inc., the plan administrator and our transfer agent and registrar, in writing so that such notice is received by the plan administrator no later than the record date for distributions to shareholders. If you elect to reinvest your distributions in additional common shares, the plan administrator will set up an account for common shares you acquire through the plan and will hold such common shares in non-certificated form. If your common shares are held by a broker or other financial intermediary, you may "opt in" to our distribution reinvestment plan by notifying such broker or other financial intermediary of your election.

        We intend to use newly issued common shares to implement the plan. The number of common shares we will issue to you is determined by dividing the total dollar amount of the distribution payable to you by a price equal to the net offering price in effect for such class at which common shares are sold in the offering at the weekly closing conducted on the day of or immediately following the distribution payment date.

        There are no selling commissions, dealer manager fees or other sales charges to you if you elect to participate in the distribution reinvestment plan. We will pay the plan administrator's fees under the plan.

        If you receive your ordinary cash distributions in the form of common shares, you generally will be subject to the same U.S. federal, state and local tax consequences as you would have had if you elected to receive distributions in cash. In that case, you will be treated as receiving a distribution in the amount of the fair market value of our common shares. Any common shares received in a distribution will have a holding period for tax purposes commencing on the day following the day on which the common shares are credited to your account.

        We reserve the right to amend, suspend or terminate the distribution reinvestment plan. We may terminate the plan upon notice in writing mailed to you at least 30 days prior to any record date for the payment of any distribution by us. You may terminate your account under the plan by calling the plan administrator at (877) 628-8575.

        All correspondence concerning the plan should be directed to the plan administrator by mail at FS Investment Services, P.O. Box 219095, Kansas City, Missouri 64121-9095 or by telephone at (877) 628-8575.

        We have filed the distribution reinvestment plan with the SEC as an exhibit to the registration statement of which this prospectus is a part. You may obtain a copy of the plan by request to the plan administrator or by contacting us at 201 Rouse Boulevard, Philadelphia, Pennsylvania, 19112, by calling us collect at (215) 495-1150 or by visiting our website at www.franklinsquare.com.

 DESCRIPTION OF OUR SECURITIES

        The following description is based on relevant portions of the Delaware Statutory Trust Act, the General Corporation Law of the State of Delaware, or the DGCL, and on our declaration of trust and bylaws. This summary is not intended to be complete and we refer you to the Delaware Statutory Trust Act, the DGCL, and our declaration of trust and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, for a more detailed description of the provisions summarized below.

Shares

        Our authorized shares consist of 800,000,000 shares of beneficial interest, par value $0.001 per share, of which 750,000,000 shares are classified as common shares, and 50,000,000 shares are preferred shares. Our declaration of trust permits our board of trustees to classify or reclassify any of our unissued shares into one or more classes or series by setting or changing the preferences, conversion or other rights, voting powers, limitations as to dividends, or terms or conditions of redemption of each class or series of shares. A majority of our board of trustees, without action by our shareholders, may amend our declaration of trust from time to time to increase or decrease the aggregate number of shares or may increase or decrease the number of shares of any class or series that we have authority to issue; provided, that any such amendment or board action may not change the preferences, conversion or other rights, voting powers, limitations as to dividends, or terms or conditions of redemption of any issued and outstanding shares. There is currently no market for our common shares, and we do not expect that a market for our common shares will develop in the foreseeable future. No shares have been authorized for issuance under any equity compensation plans. Under Delaware law, our shareholders are entitled to the same limitation of personal liability extended to shareholders of private corporations organized for profit under the DGCL and therefore generally will not be personally liable for our debts or obligations.

        Set forth below is a chart describing the classes of our securities outstanding as of February 18, 2016:

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by Us or for Our Account	Amount Outstanding Exclusive of Amount Under Column (3)
Common Shares	750,000,000	—	22,222.222
Class A		—	—
Class D		—	—
Class T		—	22,222.222
Class I		—	—

  Common Shares

        Under the terms of our declaration of trust, all our common shares, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our Class A, Class D, Class T and Class I common shares (which shall be done pro rata among the shareholders of common shares of a specific class) at the same time and in different per share amounts on such Class A, Class D and Class I common shares if, as and when authorized by our board of trustees and declared by us out of funds legally available therefor. Each class of common shares shall represent an investment in the same pool of assets and shall have the same preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption as each other class of common shares except for such differences as are set forth in our declaration of trust and as set forth under the terms of our Class A, Class D, Class T and Class I common stock described in "Multiple Share Classes." Unless our board of trustees determines otherwise or the express terms of a class or series of preferred shares provides otherwise, the holders of a class or series of preferred shares will have exclusive voting rights on an amendment to our declaration of trust that would alter only the contract rights, as expressly set forth in our declaration of trust, of the specified class or series of preferred shares. Except as may be provided by our board of trustees in setting the terms of classified or reclassified shares, or as set forth under the terms of our Class A, Class D, Class T and Class I common shares described in "Multiple Share Classes," common shares will have no preemptive, exchange, conversion or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In addition, our common shares are not subject to any mandatory redemption obligations by us. In the event of our liquidation, dissolution or winding up, each share of a class of common shares would be entitled to be paid, out of our assets that are legally available for distribution to our shareholders after we pay or make reasonable provision for the payment of all claims and obligations and subject to any preferential rights of holders of our preferred shares, if any preferred shares are outstanding at such time, a liquidation payment equal to the net asset value per share of such class; provided, however, that if our available assets are insufficient to pay in full the above described liquidation payment, then such assets, or the proceeds thereof, shall be distributed among the holders of shares of each class of common shares ratably in the same proportion as the respective amounts that would be payable on such shares of each class of common shares if all amounts payable thereon were paid in full. Class A, Class D, Class T and Class I common shares will vote together as a single class, and each share will be entitled to one vote on all matters submitted to a vote of shareholders, including the election of trustees, provided, that with respect to any matter that would only have a material adverse effect on the rights of a particular class of common shares, only the holders of such affected class will be entitled to vote. Except as may be provided by the DGCL, the Delaware Statutory Trust Act or by our board of trustees in setting the terms of preferred shares or classified or reclassified shares, the holders of common shares shall have the exclusive right to vote on all matters as to which a shareholder is entitled to vote pursuant to applicable law at all meetings of shareholders; provided, however, that the holders of a class of common shares will have (i) exclusive voting rights on an amendment to our declaration of trust that would alter only the contract rights, as expressly set forth in our declaration of trust, of the specified class of common shares and (ii) voting rights as set forth in Rule 18f-3(a)(2)-(3) promulgated under the 1940 Act. There will be no cumulative voting in the election of trustees, which means that holders of a majority of the outstanding common shares will be able to elect all of our trustees, provided that there are no shares of any other class or series of shares outstanding entitled to vote in the election of trustees, and holders of less than a majority of such shares will be unable to elect any trustee.

  Preferred Shares

        Under the terms of our declaration of trust, our board of trustees is authorized to issue preferred shares in one or more classes or series without shareholder approval. Our board of trustees has discretion to determine the terms, rights, powers, preferences, privileges, limitations and restrictions, including voting rights, distribution rights, conversion rights, redemption privileges and liquidation preferences of each class or series of preferred shares. Unless our board of trustees determines otherwise or the express terms of a class or series of preferred shares provides otherwise, the holders of a class or series of preferred shares will have exclusive voting rights on an amendment to our declaration of trust that would alter only the contract rights, as expressly set forth in the declaration of trust, of the specified class or series of preferred shares. The issuance of any preferred shares must be approved by a majority of our independent trustees not otherwise interested in the transaction, who will have access, at our expense, to our legal counsel or to independent legal counsel.

        Preferred shares could be issued with rights and preferences that would adversely affect the holders of common shares. Preferred shares could also be used as an anti-takeover device. Every issuance of preferred shares will be required to comply with the requirements of the 1940 Act. The

1940 Act requires, among other things, that (1) immediately after issuance of preferred shares and before any distribution is made with respect to our common shares and before any purchase of common shares is made, the aggregate involuntary liquidation preference of such preferred shares together with the aggregate involuntary liquidation preference or aggregate value of all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such distribution or purchase price, as the case may be, and (2) the holders of preferred shares, if any are issued, must be entitled as a class to elect two trustees at all times and to elect a majority of trustees if distributions on such preferred shares are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred shares. We believe that the availability for issuance of preferred shares will provide us with increased flexibility in structuring future financings and acquisitions.

Limitation on Liability of Trustees and Officers; Indemnification and Advancement of Expenses

        Delaware law permits a Delaware statutory trust to include in its governing instrument a provision to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever. Despite this provision, and in accordance with guidelines adopted by the North American Securities Administrators Association, our declaration of trust provides that we will not indemnify FSEP II Advisor or any of its affiliates acting as an agent of the Company (each such person, an "Indemnitee") against any liability or loss suffered by such Indemnitee unless (i) the Company determines in good faith that the course of conduct that caused the loss or liability was in the best interest of the Company, (ii) the Company determines in good faith, that the Indemnitee was acting on behalf of or performing services for the Company, (iii) in the case that the Indemnitee is FSEP II Advisor or an affiliate of FSEP II Advisor, or an officer of the Company, FSEP II Advisor or an affiliate of FSEP II Advisor, such liability or loss was not the result of negligence or misconduct, (iv) in the case that the Indemnitee is a trustee of the Company (and not also an officer of the Company, FSEP II Advisor or an affiliate of FSEP II Advisor), such liability or loss was not the result of gross negligence or willful misconduct and (v) such indemnification or agreement to hold harmless is recoverable only out of net assets of the Company and not from the shareholders.

        In addition, the investment advisory and administrative services agreement provides that FSEP II Advisor and its officers, managers, partners, members (and their members, including the owners of their members), agents, employees, controlling persons and any other person or entity affiliated with it will not be entitled to indemnification (including reasonable attorneys' fees and amounts reasonably paid in settlement) for any liability or loss suffered by FSEP II Advisor or such other person, nor will FSEP II Advisor or such other person be held harmless for any loss or liability suffered by us, unless (1) FSEP II Advisor or such other person has determined, in good faith, that the course of conduct which caused the loss or liability was in our best interests, (2) FSEP II Advisor or such other person was acting on behalf of or performing services for us, (3) the liability or loss suffered was not the result of negligence or misconduct by FSEP II Advisor or such other person and (4) the indemnification or agreement to hold FSEP II Advisor or such other person harmless for any loss or liability suffered by us is only recoverable out of our net assets and not from our shareholders. In accordance with the 1940 Act, we will not indemnify certain persons for any liability to which such persons would be subject by reason of such person's willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

        FSEP II Advisor has also entered into a sub-advisory agreement with GSO. The investment sub-advisory agreement provides that, in the absence of willful misconduct, bad faith or gross negligence or reckless disregard for its obligations and duties thereunder, GSO is not liable for any error or judgment or mistake of law or for any loss we suffer. In addition, the investment sub-advisory agreement provides that GSO will indemnify us and FSEP II Advisor, and any respective affiliates, for any liability and expenses, including reasonable attorneys' fees, which we, FSEP II Advisor, or any respective affiliates may sustain as a result of GSO's willful misconduct, bad faith, gross negligence or reckless disregard of its duties thereunder or violation of applicable law, including, without limitation, the federal and state securities laws.

        Pursuant to our declaration of trust and subject to certain exceptions described therein, we will indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former trustee or officer of the Company and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity, (ii) any individual who, while a trustee or officer of the Company and at the request of the Company, serves or has served as a trustee, officer, partner, member, manager or trustee of any corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (iii) an Indemnitee, in each case to the fullest extent permitted by Delaware law. Notwithstanding the foregoing, we will not provide indemnification for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by an Indemnitee unless (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations, (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction, or (iii) a court of competent jurisdiction approves a settlement of the claims against the Indemnitee and finds that indemnification of the settlement and the related costs should be made.

        In addition, Delaware law permits a trust to advance reasonable expenses to a trustee or officer, and we will do so in advance of final disposition of a proceeding (a) if the proceeding relates to acts or omissions with respect to the performance of duties or services on behalf of the Company, (b) the legal proceeding was initiated by a third party who is not a shareholder or, if by a shareholder of the Company acting in his or her capacity as such, a court of competent jurisdiction approves such advancement and (c) upon the Company's receipt of (i) a written affirmation by the trustee or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the Company and (ii) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the Company if it is ultimately determined that the standard of conduct was not met.

        Our insurance policy does not currently provide coverage for claims, liabilities and expenses that may arise out of activities that the present or former managers or officers of FSEP II Advisor have performed for another entity at our request. There is no assurance that such entities will in fact carry such insurance. However, we note that we do not expect to request the present or former managers or officers of FSEP II Advisor to serve another entity as a director, officer, partner or trustee unless we can obtain insurance providing coverage for such persons for any claims, liabilities or expenses that may arise out of their activities while serving in such capacities.

Provisions of our Declaration of Trust and Bylaws

        Our declaration of trust and bylaws contain provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our board of trustees. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Election of Trustees

        As set forth in our bylaws, our trustees will be elected by a plurality of all votes cast by holders of our outstanding common shares, voting as a single class, entitled to vote at a shareholder meeting at which a quorum is present.

Number of Trustees; Vacancies; Removal

        Our declaration of trust provides that the number of trustees will be set by our board of trustees in accordance with our bylaws. Our bylaws provide that a majority of our entire board of trustees may at any time increase or decrease the number of trustees. Our declaration of trust provides that the number of trustees generally may not be less than three and our bylaws provide that the number of trustees shall not be more than twelve. Except as otherwise required by applicable requirements of the 1940 Act and as may be provided by our board of trustees in setting the terms of any class or series of preferred shares, pursuant to an election provided for in our declaration of trust, any and all vacancies on our board of trustees may be filled only by the affirmative vote of a majority of the remaining trustees in office, even if the remaining trustees do not constitute a quorum, and any trustee elected to fill a vacancy will serve for the remainder of the full term of the trustee for whom the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the 1940 Act. Notwithstanding the foregoing sentence, if there are independent trustees on the board of trustees, vacancies among the independent trustees' positions on the board of trustees may be filled only by individuals who are nominated by the affirmative vote of a majority of the remaining independent trustees in office.

        Pursuant to the DGCL, our shareholders may remove a trustee, with or without cause, by the affirmative vote of a majority of all shares entitled to vote in the election of trustees.

        We have a total of five members of our board of trustees, three of whom are independent trustees. Our declaration of trust provides that a majority of our board of trustees must be independent trustees except for a period of up to 60 days after the death, removal or resignation of an independent trustee pending the election of his or her successor.

Action by Shareholders

        Our bylaws provide that shareholder action can be taken only at an annual or special meeting of shareholders. These provisions, combined with the other requirements of our bylaws regarding the calling of a shareholder-requested special meeting of shareholders discussed below, may have the effect of delaying consideration of a shareholder proposal until the next annual meeting.

Advance Notice Provisions for Shareholder Nominations and Shareholder Proposals

        Our bylaws provide that with respect to an annual meeting of shareholders, nominations of persons for election to our board of trustees and the proposal of business to be considered by shareholders may be made only (a) pursuant to our notice of the meeting or supplement thereto, (b) by or at the direction of our board of trustees (or a committee thereof) or (c) by a shareholder who was a shareholder of record both at the time of giving of notice and at the time of the annual meeting, who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of shareholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to our board of trustees at a special meeting may be made only (x) pursuant to our notice of the meeting, (y) by or at the direction of our board of trustees or (z) provided that our board of trustees has determined that trustees will be elected at the meeting, by a shareholder who was a shareholder of record both at the time of giving of notice and at the time of the annual meeting, who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws.

        The purpose of requiring shareholders to give us advance notice of nominations and other business is to afford our board of trustees a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our board of trustees, to inform shareholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of shareholders. Although our bylaws do not give our board of trustees any power to disapprove shareholder nominations for the election of trustees or proposals recommending certain action, they may have the effect of precluding a contest for the election of trustees or the consideration of shareholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of trustees or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our shareholders.

Calling of Special Meetings of Shareholders

        Our bylaws provide that special meetings of shareholders may be called by our board of trustees and certain of our officers. In addition, our bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the shareholders requesting the meeting, a special meeting of shareholders will be called by the secretary of the Company upon the written request of shareholders entitled to cast 10% or more of the votes entitled to be cast at the meeting. Any special meeting called by such shareholders shall be held not more than 60 days after the record date for such meeting.

Approval of Extraordinary Trust Action; Amendment of Declaration of Trust and Bylaws

        Our declaration of trust provides that shareholders of a class of shares are entitled to vote as a class upon a proposed amendment to the declaration of trust if the amendment would alter or change the powers, preferences or special rights of the shares of such class held by such shareholders so as to affect them adversely. Approval of any such amendment shall require at least a majority of the votes cast by such class at a meeting of shareholders duly called and at which a quorum is present. Notwithstanding the foregoing, amendments to our declaration of trust to make our common shares a "redeemable security" or to convert the Company, whether by merger or otherwise, from a closed-end company to an open-end company each must be approved by the affirmative vote of shareholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter.

        Our declaration of trust and bylaws provide that our board of trustees will have the exclusive power to make, alter, amend or repeal any provision of our bylaws. Our declaration of trust provides that our board of trustees may amend our declaration of trust without any vote of our shareholders.

        Our declaration of trust provides that, subject to the applicable mandatory provisions of the DGCL, a majority of our shareholders voting together as a single class may amend the declaration of trust without concurrence by our board of trustees. In addition, subject to the applicable mandatory provisions of the DGCL, our declaration of trust provides that a majority of our shareholders voting together as a single class may, without the necessity of any concurrence by FSEP II Advisor, direct that the Company:

  •
  amend the investment advisory and administrative services agreement;

  •
  remove FSEP II Advisor and elect a new investment adviser; or

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  dissolve the Company.

        Without the approval of a majority of our shareholders voting together as a single class, FSEP II Advisor may not:

  •
  amend the investment advisory and administrative services agreement except for amendments that would not adversely affect the interests of our shareholders;

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  voluntarily withdraw as our investment adviser unless such withdrawal would not affect our tax status and would not materially adversely affect our shareholders; or

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  appoint a new investment adviser unless such withdrawal would not affect our tax status and would not materially adversely affect our shareholders.

        Except as described above, our declaration of trust provides that our board of trustees may amend our declaration of trust without any vote of our shareholders.

No Appraisal Rights

        In certain extraordinary transactions, some jurisdictions provide the right to dissenting shareholders to demand and receive the fair value of their common shares, subject to certain procedures and requirements set forth in such statute. Those rights are commonly referred to as appraisal rights. Our declaration of trust provides that, except as may be provided by the board of trustees in setting the terms of any class or series of preferred shares and except as contemplated by the DGCL, holders of our shares will not be entitled to exercise appraisal rights. See "Certain Relationships and Related Party Transactions—Appraisal and Compensation."

Delaware Business Combination Statute

        Pursuant to our declaration of trust, we have elected to be governed by Section 203 of the DGCL, which, in general, prohibits a business combination between a corporation and an interested stockholder within three years of the time such stockholder became an interested stockholder, unless:

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  prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, exclusive (for the purposes of determining the voting stock outstanding) of shares owned by directors who are also officers and by certain employee stock plans; or

  •
  at or subsequent to such time, the business combination is approved by the board of directors and authorized by the affirmative vote at a stockholders' meeting (and not by written consent) of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        The term "business combination" is defined in Section 203 of the DGCL to include, among other transactions between an interested stockholder and a corporation or any direct or indirect majority owned subsidiary thereof: a merger or consolidation; a sale, lease, exchange, mortgage, pledge, transfer or other disposition (including as part of a dissolution) of assets having an aggregate market value equal to 10% or more of either the aggregate market value of all assets of the corporation on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation; certain transactions that result in the issuance or transfer by the corporation or by any direct or indirect majority-owned subsidiary of the corporation of any stock of the corporation or any stock of such subsidiary to the interested stockholder; certain transactions that would increase the interested stockholder's proportionate share ownership of the stock of any class or series of the corporation or such subsidiary; and any receipt by the interested stockholder of the benefit (except proportionally as a stockholder of the corporation) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or any such subsidiary. In general, and subject to certain exceptions, pursuant to Section 203 of the DGCL, an "interested stockholder" is any person who is the owner of 15% or more of the outstanding voting stock of the corporation or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the determination date, and the affiliates and associates of such persons. The term "owner" is broadly defined to include any person that individually or with or through such person's affiliates or associates, among other things, beneficially owns such stock, or has the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding or upon the exercise of options or other convertible securities or otherwise or has the right to vote such stock pursuant to any agreement, arrangement or understanding, or has an agreement, arrangement or understanding with the beneficial owner of such stock for the purpose of acquiring, holding, voting or disposing of such stock.

Conflict with 1940 Act

        Our declaration of trust and bylaws provide that if and to the extent that any provision of the Delaware Statutory Trust Act, the DGCL or any provision of our declaration of trust or bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

Reports to Shareholders

        Within 60 days after the end of each fiscal quarter, we will distribute our quarterly report on Form 10-Q to all shareholders of record and to the state securities administrator in each jurisdiction in which we offer or sell securities. In addition, we will distribute our annual report on Form 10-K to all shareholders of record and to the state securities administrator in each jurisdiction in which we offer or sell securities within 120 days after the end of each fiscal year. These reports will also be available on our website at www.franklinsquare.com and on the SEC's website at www.sec.gov. These reports should not be considered a part of or as incorporated by reference in this prospectus, or the registration statement of which this prospectus is a part, unless the prospectus or registration statement is specifically amended or supplemented to include such reports. On a quarterly basis, we will send information to all shareholders of record regarding the sources of distributions paid to our shareholders in such quarter.

        Subject to availability, you may authorize us to provide prospectuses, prospectus supplements, annual reports and other information, or collectively documents, electronically by so indicating on your subscription agreement, or by sending us instructions in writing in a form acceptable to us to receive such documents electronically. Unless you elect in writing to receive documents electronically, all documents will be provided in paper form by mail. You must have internet access to use electronic delivery. While we impose no additional charge for this service, there may be potential costs associated with electronic delivery, such as on-line charges. Documents will be available on our website. You may access and print all documents provided through this service. As documents become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the document. If our e-mail notification is returned to us as "undeliverable," we will contact you to obtain your updated e-mail address. If we are unable to obtain a valid e-mail address for you, we will resume sending a paper copy by regular U.S. mail to your address of record. You may revoke your consent for electronic delivery at any time and we will resume sending you a paper copy of all required documents. However, in order for us to be properly notified, your revocation must be given to us a reasonable time before electronic delivery has commenced. We will provide you with paper copies at any time upon request. Such request will not constitute revocation of your consent to receive required documents electronically.

 MULTIPLE SHARE CLASSES

        This prospectus relates to four classes of common shares: Class A, Class D, Class T and Class I. Currently, we are only offering Class T shares. We intend to offer Class A, Class D and Class I shares in the future, subject to obtaining a satisfactory exemptive order from the SEC. We may offer additional classes of common shares in the future.

        Certain share classes are only available for purchase by certain types of investors, and Class I shares have a different minimum investment amount than the other classes of common shares. In addition, each class of our common shares has a different upfront sales load and fee and expense structure. Determining which share class is best for you depends on the dollar amount you are investing and the number of years for which you invest. Selected broker-dealers may elect to offer, or refrain from offering, one or more of our classes of common shares. Based on your personal situation, your financial advisor can help you decide which class of our common shares makes the most sense for you.

        Class T shares are available for purchase by investors meeting the suitability standards described herein. We expect our Class A shares to be available for purchase by investors meeting the suitability standards described herein and our Class D shares to be generally available for purchase by certain investors meeting the suitability standards described herein, including but not limited to, investors whose contract for investment advisory and related brokerage services includes a fixed or "wrap" fee or other asset-based fee arrangement.

        We expect Class I shares to be available for purchase by (i) clients of financial intermediaries who charge such clients an ongoing fee for advisory, investment, consulting or related services, including individuals, corporations, endowments and foundations, (ii) family offices and their clients, (iii) certain other institutional investors, (iv) high net worth investors and (v) investors affiliated with FSEP II Advisor and its affiliates and other individuals designated by management. We expect Class I shares not to be available for purchase through an omnibus or similar intermediary account. The minimum permitted purchase of Class I shares is $500,000. Except for certain share ownership and transfer restrictions contained in our declaration of trust, there is no limit on the number of Class I shares that may be sold to such persons. We may make certain sales directly to these groups designated by management or the dealer manager without a participating broker-dealer. For such direct sales, the dealer manager will serve as the broker-dealer of record. FSEP II Advisor and its affiliates will be expected to hold their Class I shares purchased as shareholders for investment and not with a view towards distribution. Provided we offer Class I shares, a Class A, Class D and Class T share will convert into a Class I share upon the earliest of (i) a Class A, Class D or Class T share reaching the applicable sales charge cap, (ii) our dealer manager advising us that the aggregate underwriting compensation payable from all sources (determined in accordance with applicable FINRA rules), including upfront selling commissions, distribution fees and contingent deferred sales charges, if any, and any other underwriting compensation with respect to all shares of Class A, Class D, Class T and Class I common shares would be in excess of 10% of the gross proceeds of this offering and (iii) a liquidity event. If we do not receive an exemptive order satisfactory to us prior to the Trigger Date and therefore do not offer Class I shares, the distribution fee for all Class T shares will terminate upon the earliest of (i) any Class T share reaching the applicable sales charge cap, (ii) our dealer manager advising us that the aggregate underwriting compensation payable from all sources (determined in accordance with applicable FINRA rules), including upfront selling commissions, distribution fees and contingent deferred sales charges and any other underwriting compensation with respect to all Class T shares would be in excess of 10% of the gross proceeds of this offering and (iii) a liquidity event. See "—Compensation of the Dealer Manager and Selected Broker-Dealers."

        We have applied for exemptive relief from the SEC with respect to the multiple share class structure described in this prospectus. In the event we obtain such relief, we will be required to comply with provisions that would not otherwise be applicable to us. The exemptive order may require us to supplement or amend the terms set forth in this prospectus, including the terms of the Class T shares offered hereby.

Class T Shares

        Your purchases of Class T common shares are made at the initial public offering price for these shares of $10.60 per share, which is subject to change based upon, among other things, our net asset value per Class T share. See "Plan of Distribution." Shareholders of Class T common shares will pay upfront selling commissions of up to 2.20% of the gross proceeds of Class T common shares sold in this offering. Class T common shares that are issued under our distribution reinvestment plan are not subject to an upfront sales load. Pursuant to a distribution plan adopted by us, Class T common shares are also subject to an annual distribution fee of 1.40% of the estimated value of our Class T shares, as determined in accordance with applicable FINRA rules. The distribution fee will accrue daily and be paid on a monthly basis. The distribution fee will begin to accrue on the first day of the first full calendar month following the Trigger Date. The distribution fee is payable with respect to all Class T common shares, excluding Class T common shares issued under our distribution reinvestment plan.

        FINRA Rule 2310 provides that the maximum compensation payable from any source to FINRA members participating in an offering may not exceed 10% of gross offering proceeds, excluding proceeds received in connection with the issuance of shares through a distribution reinvestment plan. Payments collected by us in connection with this distribution fee, in addition to any upfront sales load, will be considered underwriting compensation for purposes of FINRA Rule 2310. The maximum aggregate underwriting compensation collected from payments of the distribution fee, the upfront sales commissions and any other sources will not exceed 10% of our gross offering proceeds from the sale of Class T shares in this offering. Class T common shares issued under our distribution reinvestment plan will be excluded from this determination.

        Class T common shares carry a contingent deferred sales charge that is imposed only on shares tendered for repurchase by us prior to the fifth anniversary such shares were purchased or, if such shares were purchased prior to the Trigger Date, within the period from the date of purchase to five years from the date the distribution fee begins to accrue. The contingent deferred sales charge will be calculated based upon the lesser of the estimated value of Class T shares as of the date of repurchase and the public offering price at the time such shares were purchased. The contingent deferred sales charge is payable on a declining annual basis, as described in the table below, and is not payable with respect to Class T shares issued under our distribution reinvestment plan. See "Share Repurchase Program."

Tender Period	Percentage Deducted Upon Class T Share Repurchase
Prior to first anniversary	3.90%
Prior to second anniversary	3.12%
Prior to third anniversary	2.34%
Prior to fourth anniversary	1.56%
Prior to fifth anniversary	0.78%

(1)
The anniversary date for Class T shares purchased prior to the Trigger Date is based on the date the distribution fee began to accrue.

Class A Shares

        Shareholders of Class A common shares will pay upfront selling commissions of up to 5.20% of the gross proceeds of Class A shares sold in this offering. Class A common shares that are issued under our distribution reinvestment plan are not subject to an upfront sales load. Pursuant to a distribution plan adopted by us, Class A common shares are also subject to an annual distribution fee of 0.80% of the estimated value of our Class A shares, as determined in accordance with applicable FINRA rules. The distribution fee will accrue daily and be paid on a monthly basis. The distribution fee is payable with respect to all Class A common shares, excluding Class A common shares issued under our distribution reinvestment plan.

        FINRA Rule 2310 provides that the maximum compensation payable from any source to FINRA members participating in an offering may not exceed 10% of gross offering proceeds, excluding proceeds received in connection with the issuance of shares through a distribution reinvestment plan. Payments collected by us in connection with this distribution fee, in addition to any upfront sales load, will be considered underwriting compensation for purposes of FINRA Rule 2310. The maximum aggregate underwriting compensation collected from payments of the distribution fee, the upfront sales commissions and any other sources will not exceed 10% of our gross offering proceeds from the sale of Class A shares in this offering. Class A common shares issued under our distribution reinvestment plan will be excluded from this determination.

        Class A common shares carry a contingent deferred sales charge that is imposed only on shares tendered for repurchase by us prior to the fifth anniversary of the date such shares were purchased. The contingent deferred sales charge will be calculated based upon the lesser of the estimated value of Class A shares as of the date of repurchase and the public offering price at the time such shares were purchased. The contingent deferred sales charge is payable on a declining annual basis over the course of five years, as described in the table below, and is not payable with respect to Class A shares issued under our distribution reinvestment plan. See "Share Repurchase Program."

Tender Period	Percentage Deducted Upon Class A Share Repurchase
Prior to first anniversary	4.00%
Prior to second anniversary	3.20%
Prior to third anniversary	2.40%
Prior to fourth anniversary	1.60%
Prior to fifth anniversary	0.80%

Class D Shares

        Shareholders of Class D common shares will not pay any upfront selling commissions. Pursuant to a distribution plan adopted by us, Class D common shares are also subject to an annual distribution fee of 0.50% of the estimated value of our Class D shares, as determined in accordance with applicable FINRA rules. The distribution fee will accrue daily and be paid on a monthly basis. The distribution fee is payable with respect to all Class D common shares, excluding Class D common shares issued under our distribution reinvestment plan.

        FINRA Rule 2310 provides that the maximum compensation payable from any source to FINRA members participating in an offering may not exceed 10% of gross offering proceeds, excluding proceeds received in connection with the issuance of shares through a distribution reinvestment plan. Payments collected by us in connection with this distribution fee, in addition to any upfront sales load, will be considered underwriting compensation for purposes of FINRA Rule 2310. The maximum aggregate underwriting compensation collected from payments of the distribution fee and any other sources will not exceed 10% of our gross offering proceeds from the sale of Class D shares in this offering. Class D common shares issued under our distribution reinvestment plan will be excluded from this determination.

        Class D shares carry a contingent deferred sales charge that is imposed only on shares tendered for repurchase by us prior to the fifth anniversary of the date such shares were purchased. The contingent deferred sales charge will be calculated based upon the lesser of the estimated value of Class D shares as of the date of repurchase and the public offering price at the time such shares were purchased. The contingent deferred sales charge is payable on a declining annual basis over the course of five years, as described in the table below, and is not payable with respect to Class D shares issued under our distribution reinvestment plan. See "Share Repurchase Program."

Tender Period	Percentage Deducted Upon Class D Share Repurchase
Prior to first anniversary	2.50%
Prior to second anniversary	2.00%
Prior to third anniversary	1.50%
Prior to fourth anniversary	1.00%
Prior to fifth anniversary	0.50%

Class I Shares

        Class I shares have no upfront selling commissions, distribution fees or contingent deferred sales charge.

Conversion Feature and Termination of Distribution Fees

        If we do not receive an exemptive order satisfactory to us prior to the Trigger Date and therefore do not offer Class I shares, the distribution fee for all Class T shares will terminate upon any Class T share reaching the applicable sales charge cap. Provided we offer Class I shares, shares of our Class A, Class D and Class T shares, including shares issued under our distribution reinvestment plan, will automatically convert into Class I shares upon satisfaction of certain conditions described below. Conversion will be on the basis of the relative net asset values per share, without the imposition of any upfront sales load, fee or other charge.

        We will cease paying distribution fees with respect to each Class A, Class D and Class T share on the earliest to occur of the following: (i) a liquidity event; (ii) our dealer manager advising us that the aggregate underwriting compensation payable from all sources (determined in accordance with applicable FINRA rules), including upfront selling commissions, distribution fees and contingent deferred sales charges, if any, and any other underwriting compensation with respect to all Class A, Class D, Class T and Class I shares would be in excess of 10% of the gross proceeds of this offering; and (iii) the total underwriting compensation from the upfront selling commissions and distribution fees attributable to such Class A, Class D or Class T share reaching the applicable sales charge cap. If any shares of Class A, Class D or Class T shares are converted pursuant to item (iii), and if there are outstanding common shares that are identifiable by the Company as having been issued pursuant to a distribution reinvestment plan with respect to distributions attributable to the converted shares or as a share dividend with respect to the converted common shares, then the identified common shares shall automatically convert, without action by the holder thereof, into a number of shares of Class I shares based on the relative net asset value per common share for the applicable class at such time. With respect to item (iii) above, any such Class A, Class D or Class T share will automatically convert into a Class I share as of the last calendar day of the month in which the limit on a particular share was reached. With respect to the conversion of Class A, Class D and Class T shares into Class I shares, each Class A, Class D or Class T share will convert into an equivalent amount of Class I shares based on the relative net asset value per share for each class. Following the conversion of their shares into Class I shares, those shareholders continuing to participate in our distribution reinvestment plan will receive Class I shares going forward at the net offering price in effect for Class I shares as of the distribution reinvestment date which may be different than the price they were previously paying per share.

        The total underwriting compensation deemed to have been paid with respect to a share that is sold or otherwise transferred in a secondary transaction will continue to be deemed to have been paid with respect to such share despite such transfer.

Distributions

        The per share amount of distributions on Class A, Class D, Class T and Class I shares will differ because of different allocations of class-specific expenses. For example, distributions on Class A, Class D and Class T shares will be lower than on Class I shares because Class A, Class D and Class T shares are subject to an annual distribution fee for a period of time. In addition, the distribution fee for Class A, Class D and Class T shares will be different. See "Distributions."

 MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion is a general summary of the material U.S. federal income tax considerations applicable to us and to an investment in our common shares. This summary does not purport to be a complete description of the income tax considerations applicable to such an investment. For example, we have not described tax consequences that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including shareholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts and financial institutions. This summary assumes that investors hold our common shares as capital assets (within the meaning of the Code). The discussion is based upon the Code, Treasury regulations and administrative and judicial interpretations, each as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. We have not sought and will not seek any ruling from the Internal Revenue Service, or IRS, regarding this offering. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets.

        A "U.S. shareholder" generally is a beneficial owner of our common shares who is for U.S. federal income tax purposes:

  •
  a citizen or individual resident of the United States;

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  a corporation or other entity treated as a corporation, for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;

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  a trust, if a court in the United States has primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

  •
  an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

        A "Non-U.S. shareholder" generally is a beneficial owner of our common shares that is not a U.S. shareholder nor a partnership for U.S. federal income tax purposes.

        If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds our common shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective shareholder that is a partner in a partnership holding our common shares should consult his, her or its tax advisers with respect to the purchase, ownership and disposition of our common shares.

        Tax matters are very complicated and the tax consequences to an investor of an investment in our common shares will depend on the facts of his, her or its particular situation. We encourage investors to consult their own tax advisers regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.

Election to be Taxed as a RIC

        We have elected to be subject to tax as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that we timely distribute each tax year as dividends to our shareholders. To maintain our qualification as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, in order to maintain RIC tax treatment, we must distribute to our shareholders, for each tax year, dividends generally of an amount at least equal to 90% of our "investment company taxable income," which is generally the sum of our net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses, determined without regard to any deduction for dividends paid, or the Annual Distribution Requirement.

Taxation as a RIC

        If we:

  •
  qualify as a RIC; and

  •
  satisfy the Annual Distribution Requirement,

then we will not be subject to U.S. federal income tax on the portion of our income or capital gains we distribute (or are deemed to distribute) as dividends to shareholders. We will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gains not distributed (or deemed distributed) as dividends to our shareholders.

        As a RIC, we will be subject to a 4% nondeductible federal excise tax on certain undistributed income unless we distribute dividends in a timely manner to our shareholders generally of an amount at least equal to the sum of (1) 98% of our net ordinary income (taking into account certain deferrals and elections) for the calendar year, (2) 98.2% of our capital gain net income, which is the excess of capital gains over capital losses for the one-year period ending October 31 of that calendar year (as adjusted for certain ordinary losses) and (3) any net ordinary income and capital gain net income for the preceding years that were not distributed during such years and on which we paid no U.S. federal income tax, or the Excise Tax Avoidance Requirement. Any distribution declared by us during October, November or December of any calendar year, payable to shareholders of record on a specified date in such a month and actually paid during January of the following calendar year, will be treated as if it had been paid by us, as well as received by our U.S. shareholders, on December 31 of the calendar year in which the distribution was declared. We generally will endeavor in each tax year to avoid any material U.S. federal excise tax on our earnings.

        We may incur in the future such excise tax on a portion of our income and capital gains. While we intend to distribute income and capital gains to minimize exposure to the 4% excise tax, we may not be able to, or may choose not to, distribute amounts sufficient to avoid the imposition of the tax entirely. In that event, we generally will be liable for the excise tax only on the amount by which we do not meet the Excise Tax Avoidance Requirement.

        In order to qualify as a RIC for U.S. federal income tax purposes, we must, among other things:

  •
  continue to qualify as a BDC under the 1940 Act at all times during each tax year;

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  derive in each tax year at least 90% of our gross income from dividends, interest, payments with respect to certain securities, loans, gains from the sale of stock or other securities, net income from certain "qualified publicly-traded partnerships," or other income derived with respect to our business of investing in such stock or other securities, or the 90% Income Test; and

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  diversify our holdings so that at the end of each quarter of the tax year:

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  at least 50% of the value of our assets consists of cash, cash equivalents, U.S. government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of such issuer; and

  •
  no more than 25% of the value of our assets is invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain "qualified publicly-traded partnerships," or the Diversification Tests.

        For U.S. federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt instruments that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same tax year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash. Further, we may elect to amortize market discount and include such amounts in our taxable income in the current tax year, instead of upon disposition, as an election not to do so would limit our ability to deduct interest expense for tax purposes.

        We intend to invest a portion of our net assets in below investment grade instruments. Investments in these types of instruments may present special tax issues for us. U.S. federal income tax rules are not entirely clear about issues such as when we may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt instruments in a bankruptcy or workout context are taxable. We will address these and other issues to the extent necessary in order to seek to ensure that we distribute sufficient income to avoid any material U.S. federal income or excise tax.

        Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the tax year of the accrual, we may be required to make a distribution to our shareholders in order to satisfy the Annual Distribution Requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the Annual Distribution Requirement necessary to maintain RIC tax treatment under Subchapter M of the Code. We may have to sell or otherwise dispose of some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

        Although we do not presently expect to do so, we are authorized to borrow funds and to sell or otherwise dispose of assets in order to satisfy distribution requirements. However, under the 1940 Act, we are not permitted to make distributions to our shareholders while our debt obligations and other senior securities are outstanding unless certain "asset coverage" tests are met. See "—Regulation—Senior Securities." Moreover, our ability to sell or otherwise dispose of assets to meet the Annual Distribution Requirement may be limited by (1) the illiquid nature of our portfolio and/or (2) other requirements relating to our status as a RIC, including the Diversification Tests. If we sell or otherwise dispose of assets in order to meet the Annual Distribution Requirement or the Excise Tax Avoidance Requirement, we may make such dispositions at times that, from an investment standpoint, are not advantageous.

        A portfolio company in which we invest may face financial difficulties that require us to work-out, modify or otherwise restructure our investment in the portfolio company. Any such transaction could, depending upon the specific terms of the transaction, result in unusable capital losses and future non-cash income. Any such transaction could also result in our receiving assets that give rise to non-qualifying income for purposes of the 90% Income Test or otherwise would not count toward satisfying the Diversification Tests.

        Some of the income that we might otherwise earn, such as fees for providing managerial assistance, certain fees earned with respect to our investments, income recognized in a work-out or restructuring of a portfolio investment, or income recognized from an equity investment in an operating partnership, may not satisfy the 90% Income Test. To manage the risk that such income might disqualify us as a RIC for failure to satisfy the 90% Income Test, one or more subsidiary entities treated as U.S. corporations for U.S. federal income tax purposes may be employed to earn such income and (if applicable) hold the related asset. Such subsidiary entities will be required to pay U.S. federal income tax on their earnings, which ultimately will reduce the yield to our shareholders on such fees and income.

        To satisfy the Diversification Tests, at the close of each quarter of our tax year, we will not invest more than 25% of the value of our total assets in MLPs and certain other "qualified publicly traded partnerships". As a limited partner in the MLPs in which we seek to invest, we will receive our share of income, gains, losses, deductions, and credits from those MLPs. Historically, a significant portion of income from MLPs has been offset by tax deductions. As a result, this income has been significantly lower than cash distributions paid by MLPs. The percentage of an MLP's income and gains which is offset by tax deductions, losses and credits will fluctuate over time for various reasons. A significant slowdown in acquisition activity or capital spending by MLPs held in our portfolio could result in a reduction of accelerated depreciation generated by new acquisitions, which may result in an increase in our net ordinary income that we are required to distribute to shareholders to satisfy the Annual Distribution Requirement or the Excise Tax Avoidance Requirement or to eliminate our liability for U.S. federal income tax. If our income from our investments in MLPs exceeds the cash distributions received from such investments, we may need to obtain cash from other sources in order to satisfy the Annual Distribution Requirement. If we are unable to obtain cash from other sources, we may fail to qualify as a RIC and become subject to corporate-level U.S. federal income tax. We may also recognize for U.S. federal income tax purposes gain in excess of cash proceeds upon the sale of an interest in an MLP. Any such gain may need to be distributed (or deemed distributed) in order to avoid liability for corporate-level U.S. federal income taxes on such gain.

        A portfolio company in which we invest may face financial difficulties that require us to work-out, modify or otherwise restructure our investment in the portfolio company. Any such transaction could, depending upon the specific terms of the transaction, result in unusable capital losses and future non-cash income. Any such transaction could also result in our receiving assets that give rise to non-qualifying income for purposes of the 90% Income Test or otherwise would not count toward satisfying the Diversification Tests.

        Some of the income that we might otherwise earn, such as fees for providing managerial assistance, certain fees earned with respect to our investments, income recognized in a work-out or restructuring of a portfolio investment, or income recognized from an equity investment in an operating partnership, may not satisfy the 90% Income Test. To manage the risk that such income might disqualify us as a RIC for failure to satisfy the 90% Income Test, one or more subsidiary entities treated as U.S. corporations for U.S. federal income tax purposes may be employed to earn such income and (if applicable) hold the related asset. Such subsidiary entities will be required to pay U.S. federal income tax on their earnings, which ultimately will reduce the yield to our stockholders on such fees and income.

        The remainder of this discussion assumes that we maintain our qualification as a RIC and have satisfied the Annual Distribution Requirement.

Taxation of U.S. Shareholders

        This subsection applies to U.S. shareholders only. If you are not a U.S. shareholder, this subsection does not apply to you and you should refer to "Taxation of Non-U.S. Shareholders," below.

        Distributions by us generally are taxable to U.S. shareholders as ordinary income or capital gains. Distributions of our "investment company taxable income" (which is, generally, our net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. shareholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional common shares. To the extent such distributions paid by us to non-corporate shareholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions, or Qualifying Dividends, may be eligible for a maximum tax rate of either 15% or 20%, depending on whether the shareholder's income exceeds certain threshold amounts. In this regard, it is anticipated that distributions paid by us will generally not be attributable to dividends and, therefore, generally will not qualify for the preferential maximum rate applicable to Qualifying Dividends or for the corporate dividends received deduction. Distributions of our net capital gains (which is generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly designated by us as "capital gain dividends" will be taxable to a U.S. shareholder as long-term capital gains that are currently generally taxable at a maximum rate of either 15% or 20% (depending on whether the shareholder's income exceeds certain threshold amounts) in the case of individuals, trusts or estates, regardless of a U.S. shareholder's holding period for his, her or its common shares and regardless of whether paid in cash or reinvested in additional common shares. Distributions in excess of our earnings and profits first will reduce a U.S. shareholder's adjusted tax basis in such shareholder's common shares and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. shareholder.

        If a U.S. shareholder receives distributions in the form of common shares pursuant to our distribution reinvestment plan, such shareholder generally will be subject to the same U.S. federal, state and local tax consequences as if it received distributions in cash. In that case, you will be treated as receiving a distribution in the amount of the fair market value of our common shares. Any common shares received in a distribution will have a holding period for tax purposes commencing on the day following the day on which the common shares are credited to the U.S. shareholder's account.

        We may in the future decide to retain some or all of our net capital gains, but designate the retained amount as a "deemed distribution." In that case, among other consequences, we will pay tax on the retained amount, each U.S. shareholder will be required to include his, her or its share of the deemed distribution in income as if it had been actually distributed to the U.S. shareholder, and the U.S. shareholder will be entitled to claim a credit equal to his, her or its allocable share of the tax paid thereon by us. The amount of the deemed distribution net of such tax will be added to the U.S. shareholder's tax basis for his, her or its common shares. Since we expect to pay tax on any retained capital gains at our regular corporate tax rate, and since that rate is in excess of the maximum rate currently payable by individuals on long-term capital gains, the amount of tax that individual shareholders will be treated as having paid and for which they will receive a credit will exceed the tax they owe on the retained net capital gain. Such excess generally may be claimed as a credit against the U.S. shareholder's other U.S. federal income tax obligations or may be refunded to the extent it exceeds a shareholder's liability for U.S. federal income tax. A shareholder that is not subject to U.S. federal income tax or otherwise required to file a U.S. federal income tax return would be required to file a U.S. federal income tax return on the appropriate form in order to claim a refund for the taxes we paid. In order to use the deemed distribution approach, we must provide written notice to our shareholders prior to the expiration of 60 days after the close of the relevant tax year. We cannot treat any of our investment company taxable income as a "deemed distribution."

        As described above, the types of MLPs in which we intend to invest have historically made cash distributions to limited partners or members that exceed the amount of taxable income allocable to limited partners or members, due to a variety of factors, including significant non-cash deductions such as depreciation and depletion. If the cash distributions exceed the taxable income reported in a particular tax year, the excess cash distributions would not be treated as income to us in that tax year but rather would be treated as a return of capital for U.S. federal income tax purposes to the extent of our basis in the MLP units. Any such return of capital distributions would reduce our basis in the MLP units, which may increase the amount of our gain upon a sale of such MLP units.

        Similarly, if we distribute a portion or all of such excess cash that is not supported by our other income, the distribution will be treated as a return of capital to shareholders. Although return of capital distributions are not taxable, such distributions would reduce the basis of a shareholder's common shares and therefore may increase a common shareholder's tax liability upon a sale of such shares. The tax characterization of our distributions made in a tax year cannot finally be determined until at or after the end of the year. Dividend distributions that are attributable to our investment in MLPs will generally not be eligible for the reduced rate applicable to Qualifying Dividends.

        If an investor acquires our common shares shortly before the record date of a distribution, the price of the common shares will include the value of the distribution and the investor will be subject to tax on the distribution even though economically it may represent a return of his, her or its investment.

        A shareholder generally will recognize taxable gain or loss if the shareholder sells or otherwise disposes of his, her or its common shares. The amount of gain or loss will be measured by the difference between such shareholder's adjusted tax basis in the common shares sold and the amount of the proceeds received in exchange. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the shareholder has held his, her or its common shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of our common shares held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such common shares. In addition, all or a portion of any loss recognized upon a disposition of our common shares may be disallowed if other common shares are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition.

        In general, individual U.S. shareholders currently are generally subject to a maximum U.S. federal income tax rate of either 15% or 20% (depending on whether the shareholder's income exceeds certain threshold amounts) on their net capital gain (i.e., the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in our common shares. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from us and net gains from redemptions or other taxable dispositions of our common shares) of U.S. individuals, estates and trusts to the extent that such person's "modified adjusted gross income" (in the case of an individual) or "adjusted gross income" (in the case of an estate or trust) exceeds certain threshold amounts. Corporate U.S. shareholders currently are subject to U.S. federal income tax on net capital gain at the maximum 35% rate also applied to ordinary income. Non-corporate shareholders with net capital losses for a year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital losses of a non-corporate shareholder in excess of $3,000 generally may be carried forward and used in subsequent tax years as provided in the Code. Corporate shareholders generally may not deduct any net capital losses for a year, but may carry back such losses for three years or carry forward such losses for five years.

        We (or if a U.S. shareholder holds shares through an intermediary, such intermediary) will send to each of our U.S. shareholders, as promptly as possible after the end of each calendar year, a notice detailing, on a per share and per distribution basis, the amounts includible in such U.S. shareholder's taxable income for such year as ordinary income and as long-term capital gain. In addition, the federal tax status of each year's distributions generally will be reported to the IRS (including the amount of distributions, if any, eligible for the preferential maximum rate). Distributions paid by us generally will not be eligible for the corporate dividends received deduction or the preferential tax rate applicable to Qualifying Dividends because our income generally will not consist of dividends. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. shareholder's particular situation.

        The Code requires reporting of adjusted cost basis information for covered securities, which generally include shares of a RIC acquired after January 1, 2012, to the IRS and to taxpayers. Shareholders should contact their financial intermediaries with respect to reporting of cost basis and available elections for their accounts.

        We may be required to withhold U.S. federal income tax, or backup withholding, currently at a rate of 28%, from all distributions to any non-corporate U.S. shareholder (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such shareholder is exempt from backup withholding or (2) with respect to whom the IRS notifies us that such shareholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual's taxpayer identification number is his or her social security number. Any amount withheld under backup withholding is allowed as a credit against a U.S. shareholder's U.S. federal income tax liability, provided that proper information is provided to the IRS.

Taxation of Non-U.S. Shareholders

        This subsection applies to non-U.S. shareholders only. If you are not a non-U.S. shareholder, this subsection does not apply to you and you should refer to "Taxation of U.S. Shareholders," above.

        Whether an investment in our common shares is appropriate for a Non-U.S. shareholder will depend upon that person's particular circumstances. An investment in the common shares by a Non-U.S. shareholder may have adverse tax consequences. Non-U.S. shareholders should consult their tax advisers before investing in common shares.

        Distributions of our investment company taxable income to Non-U.S. shareholders (including interest income and realized net short-term capital gains in excess of realized long-term capital losses, which generally would be free of withholding if paid to Non-U.S. shareholders directly) will be subject to withholding of U.S. federal tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits unless an applicable exception applies. If the distributions are effectively connected with a U.S. trade or business of the Non-U.S. shareholder, we will not be required to withhold U.S. federal tax if the Non-U.S. shareholder complies with applicable certification and disclosure requirements, although the distributions will be subject to U.S. federal income tax at the rates applicable to U.S. persons. (Special certification requirements apply to a Non-U.S. shareholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their own tax advisers.)

        In addition, under prior law applicable to tax years beginning before January 1, 2015 with respect to certain distributions made by RICs to Non-U.S. shareholders, no withholding was required and the distributions generally were not subject to U.S. federal income tax if (i) the distributions were properly designated in a notice timely delivered to our shareholders as "interest-related dividends" or "short-term capital gain dividends," (ii) the distributions were derived from sources specified in the Code for such dividends and (iii) certain other requirements were satisfied. No assurance can be given as to whether legislation will be enacted to extend the application of this provision to tax years of RICs beginning on or after January 1, 2015. Even if this legislation were to be extended to tax years of RICs beginning on or after January 1, 2015, we do not currently anticipate that any significant amount of our distributions will be designated as eligible for this exemption from withholding.

        Actual or deemed distributions of our net capital gains to a Non-U.S. shareholder, and gains realized by a Non-U.S. shareholder upon the sale of common shares, will not be subject to U.S. federal withholding tax and generally will not be subject to U.S. federal income tax unless (i) the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the Non-U.S. shareholder and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. shareholder in the United States or (ii) in the case of an individual shareholder, the shareholder is present in the United States for a period or periods aggregating 183 days or more during the year of the sale or the receipt of the distributions or gains and certain other conditions are met.

        If we distribute our net capital gains in the form of deemed rather than actual distributions, a Non-U.S. shareholder will be entitled to a U.S. federal income tax credit or tax refund equal to the shareholder's allocable share of the tax we pay on the capital gains deemed to have been distributed. In order to obtain the refund, the Non-U.S. shareholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the Non-U.S. shareholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return. For a corporate Non-U.S. shareholder, distributions (both actual and deemed) and gains realized upon the sale of our common shares that are effectively connected to a U.S. trade or business may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate (or at a lower rate if provided for by an applicable treaty). Accordingly, investment in the common shares may not be appropriate for a Non-U.S. shareholder.

        A Non-U.S. shareholder who is a non-resident alien individual, and who is otherwise subject to U.S. federal withholding tax, may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the Non-U.S. shareholder provides us or the dividend paying agent with a U.S. nonresident withholding tax certificate (e.g. an IRS Form W-8BEN, an IRS Form W-8BEN-E or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. shareholder or otherwise establishes an exemption from backup withholding.

        We are required to withhold U.S. tax (at a 30% rate) on payments of taxable dividends and (effective January 1, 2019) redemption proceeds and certain capital gain dividends made to certain non-U.S. entities that fail to comply (or be deemed compliant) with extensive new reporting and withholding requirements designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts. Shareholders may be requested to provide additional information to us to enable us to determine whether withholding is required.

        Non-U.S. shareholders may also be subject to U.S. estate tax with respect to their investment in our common shares.

        Non-U.S. persons should consult their own tax advisers with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the common shares.

Conversion of Common Shares

        The conversion of Class A, Class D and Class T shares into Class I shares, as described in "Multiple Share Classes," will not be a taxable event to the converting shareholder or to us. The tax attributes of the Class I shares received upon such conversion will have the same tax attributes, including the tax basis and the holding period, as the Class A, Class D or Class T shares converted.

Failure to Qualify as a RIC

        If we fail to satisfy the 90% Income Test or any Diversification Tests in any tax year, we may be eligible to avail ourselves of certain relief provisions under the Code if the failures are due to reasonable cause and not willful neglect, and if a penalty tax is paid with respect to each failure in satisfaction of the applicable requirements. Additionally, relief is provided for certain de minimis failures of the Diversification Tests where we correct a failure within a specified period. If the applicable relief provisions are not available or cannot be met, all of our income will be subject to U.S. federal corporate-level income tax as described below. We cannot provide assurance that we would qualify for any such relief should we fail either the 90% Income Test or any Diversification Test.

        If we were unable to qualify for treatment as a RIC, we would be subject to tax on all of our taxable income at regular corporate rates, regardless of whether we make any distributions to our shareholders. Distributions would not be required, and any distributions would generally be taxable to our shareholders as ordinary dividend income. Subject to certain additional limitations in the Code, such distributions would be eligible for the preferential maximum rate applicable to individual shareholders with respect to Qualifying Dividends. Subject to certain limitations under the Code, corporate distributees would be eligible for the dividends-received deduction. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the shareholder's tax basis, and any remaining distributions would be treated as a capital gain. Moreover, if we fail to qualify as a RIC in any tax year, to qualify again to be subject to tax as a RIC in a subsequent tax year, we would be required to distribute our earnings and profits attributable to any of our non-RIC tax years as dividends to our shareholders. In addition, if we fail to qualify as a RIC for a period greater than two consecutive tax years, to qualify as a RIC in a subsequent year we may be subject to regular corporate tax on any net built-in gains with respect to certain of our assets (that is, the excess of the aggregate gains, including items of income, over aggregate losses that would have been realized with respect to such assets if we had sold the property at fair market value at the end of the tax year) that we elect to recognize on requalification or when recognized over the next five tax years.

State and Local Taxes

        We may be subject to state or local taxes in jurisdictions in which we are deemed to be doing business. In those states or localities, our entity-level tax treatment and the treatment of distributions made to shareholders under those jurisdictions' tax laws may differ from the treatment under the Code. Accordingly, an investment in our common shares may have tax consequences for shareholders that are different from those of a direct investment in our portfolio investments. Shareholders are urged to consult their own tax advisers concerning state and local tax matters.

 REGULATION

        We intend to elect to be regulated as a BDC under the 1940 Act. The 1940 Act contains prohibitions and restrictions relating to transactions between BDCs and their affiliates, principal underwriters and affiliates of those affiliates or underwriters. The 1940 Act requires that a majority of our trustees be persons other than "interested persons," as that term is defined in the 1940 Act. In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a majority of our outstanding voting securities.

        The 1940 Act defines "a majority of the outstanding voting securities" as the lesser of (i) 67% or more of the voting securities present at a meeting if the holders of more than 50% of our outstanding voting securities are present or represented by proxy or (ii) 50% of our voting securities. Furthermore, our investment policy is to invest, under normal circumstances, at least 80% of our total assets in securities of Energy companies. This investment policy may not be changed without at least 60 days' prior notice to holders of our common shares of any such change.

        We will generally not be able to issue and sell our common shares of any class at a price per share, after deducting upfront selling commissions, if any, that is below the net asset value per share of the applicable class. See "Risk Factors—Risks Related to Business Development Companies—Regulations governing our operation as a BDC and a RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth." We may, however, sell our common shares, or warrants, options or rights to acquire our common shares, at a price below the then-current net asset value of our common shares of any class if our board of trustees determines that such sale is in our best interests and the best interests of our shareholders, and our shareholders approve such sale. In addition, we may generally issue new common shares of any class at a price below the net asset value per share of such class in rights offerings to existing shareholders, in payment of dividends and in certain other limited circumstances.

        As a BDC, we will be subject to certain regulatory restrictions in making our investments. For example, BDCs generally are not permitted to co-invest with certain affiliated entities in transactions originated by the BDC or its affiliates in the absence of an exemptive order from the SEC. However, BDCs are permitted to, and may, co-invest in syndicated deals and secondary loan market transactions where price is the only negotiated point. In an order dated June 4, 2013, the SEC granted exemptive relief to our affiliates, upon which we may rely, and which permits us, subject to the satisfaction of certain conditions, to co-invest in certain privately negotiated investment transactions with our co-investment affiliates. Under the terms of this relief, a "required majority" (as defined in Section 57(o) of the 1940 Act) of our independent trustees must make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair to us and our shareholders and do not involve overreaching of us or our shareholders on the part of any person concerned and (2) the transaction is consistent with the interests of our shareholders and is consistent with our investment objectives and strategies. We believe this relief will enhance our ability to further our investment objectives and strategies. We believe this relief may also increase favorable investment opportunities for us, in part by allowing us to participate in larger investments, together with our co-investment affiliates, than would be available to us if such relief had not been obtained. Because our affiliates did not seek exemptive relief to engage in co-investment transactions with GSO and its affiliates, we will be permitted to co-invest with GSO and its affiliates only in accordance with existing regulatory guidance.

Qualifying Assets

        Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company's total assets. The principal categories of qualifying assets relevant to our business are any of the following:

  1.
  Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined in the 1940 Act as any issuer which:

  a.
  is organized under the laws of, and has its principal place of business in, the United States;

  b.
  is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and

  c.
  satisfies any of the following:

  i.
  does not have any class of securities that is traded on a national securities exchange;

  ii.
  has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;

  iii.
  is controlled by a BDC or a group of companies including a BDC and the BDC has an affiliated person who is a director of the eligible portfolio company; or

  iv.
  is a small and solvent company having total assets of not more than $4.0 million and capital and surplus of not less than $2.0 million.

  2.
  Securities of any eligible portfolio company that we control.

  3.
  Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities, was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

  4.
  Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company.

  5.
  Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.

  6.
  Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.

        In addition, a BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.

Managerial Assistance to Portfolio Companies

        In order to count portfolio securities as qualifying assets for the purpose of the 70% test, we must either control the issuer of the securities or must offer to make available to the issuer of the securities

(other than small and solvent companies described above) significant managerial assistance; except that, where we purchase such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available managerial assistance means, among other things, any arrangement whereby the BDC, through its trustees, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company.

Temporary Investments

        Pending investment in other types of "qualifying assets," as described above, our investments may consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which we refer to, collectively, as temporary investments, so that 70% of our assets are qualifying assets. Typically, we will invest in U.S. Treasury bills or in repurchase agreements, provided that such agreements are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price that is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our total assets constitute repurchase agreements from a single counterparty, we would not meet the Diversification Tests in order to qualify as a RIC for U.S. federal income tax purposes. Thus, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. FSEP II Advisor will monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.

Senior Securities

        We are permitted, under specified conditions, to issue multiple classes of debt and one class of shares senior to our Class A, Class D, Class T and Class I shares if our asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after each such issuance. In addition, while any senior securities remain outstanding, we must make provisions to prohibit any distribution to our shareholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary purposes without regard to asset coverage. For a discussion of the risks associated with leverage, See "Risk Factors—Risks Related to Debt Financing" and "Risk Factors—Risks Related to Business Development Companies."

Code of Ethics

        We and FSEP II Advisor have each adopted a code of ethics pursuant to Rule 17j-1 promulgated under the 1940 Act that, among other things, establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with each code's requirements. Our and FSEP II Advisor's codes of ethics are attached as exhibits to the registration statement of which this prospectus is a part. You may also read and copy these codes of ethics at the SEC's Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. In addition, each code of ethics is available on the EDGAR Database on the SEC's Internet site at www.sec.gov. You may also obtain a copy of each code of ethics, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, D.C. 20549.

Compliance Policies and Procedures

        We and FSEP II Advisor have adopted and implemented written policies and procedures reasonably designed to prevent violation of the federal securities laws and are required to review these compliance policies and procedures annually for their adequacy and the effectiveness of their implementation. Our chief compliance officer and the chief compliance officer of FSEP II Advisor are responsible for administering these policies and procedures.

Proxy Voting Policies and Procedures

        We have delegated our proxy voting responsibility to FSEP II Advisor. The proxy voting policies and procedures of FSEP II Advisor are set forth below. The guidelines will be reviewed periodically by FSEP II Advisor and our non- interested trustees, and, accordingly, are subject to change.

        As an investment adviser registered under the Advisers Act, FSEP II Advisor has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, it recognizes that it must vote client securities in a timely manner free of conflicts of interest and in the best interests of its clients.

        These policies and procedures for voting proxies for the investment advisory clients of FSEP II Advisor are intended to comply with Section 206 of, and Rule 206(4)-6 promulgated under, the Advisers Act.

        FSEP II Advisor will vote proxies relating to our securities in the best interest of its clients' shareholders. It will review on a case-by-case basis each proposal submitted for a shareholder vote to determine its impact on the portfolio securities held by its clients. Although FSEP II Advisor will generally vote against proposals that may have a negative impact on its clients' portfolio securities, it may vote for such a proposal if there exists compelling long-term reasons to do so.

        The proxy voting decisions of FSEP II Advisor are made by the senior officers who are responsible for monitoring each of its clients' investments. To ensure that its vote is not the product of a conflict of interest, it will require that: (a) anyone involved in the decision-making process disclose to its chief compliance officer any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and (b) employees involved in the decision making process or vote administration are prohibited from revealing how FSEP II Advisor intends to vote on a proposal in order to reduce any attempted influence from interested parties.

        You may obtain information, without charge, regarding how FSEP II Advisor voted proxies with respect to our portfolio securities by making a written request for proxy voting information to: Chief Compliance Officer, FS Energy and Power Fund II, 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112 or by calling us collect at (215) 495-1150.

Other

        We will be periodically examined by the SEC for compliance with the 1940 Act.

        We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any trustee or officer against any liability to us or our shareholders arising from willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person's office.

Exchange Act and Sarbanes-Oxley Act Compliance

        We are subject to the reporting and disclosure requirements of the Exchange Act, including the filing of quarterly, annual and current reports, proxy statements and other required items. In addition, we are subject to the Sarbanes-Oxley Act, which imposes a wide variety of regulatory requirements on publicly held companies and their insiders. Many of these requirements affect us. For example:

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  pursuant to Rule 13a-14 promulgated under the Exchange Act, our chief executive officer and chief financial officer are required to certify the accuracy of the financial statements contained in our periodic reports;

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  pursuant to Item 307 of Regulation S-K, our periodic reports are required to disclose our conclusions about the effectiveness of our disclosure controls and procedures; and

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  pursuant to Rule 13a-15 promulgated under the Exchange Act, beginning with our fiscal year ending December 31, 2015, our management is required to prepare a report regarding its assessment of our internal control over financial reporting.

        The Sarbanes-Oxley Act requires us to review our current policies and procedures to determine whether we comply with the Sarbanes-Oxley Act and the regulations promulgated thereunder. We monitor our compliance with all regulations that are adopted under the Sarbanes-Oxley Act and take actions necessary to ensure that we are in compliance therewith. In addition, we intend to voluntarily comply with Section 404(b) of the Sarbanes-Oxley Act, and have engaged our independent registered public accounting firm to audit our internal control over financial reporting.

 PLAN OF DISTRIBUTION

General

        We will engage in a continuous public offering of common shares as permitted by the federal securities laws. Currently we are only offering Class T shares. We intend to offer Class A, Class D and Class I shares in the future subject to obtaining a satisfactory exemptive order from the SEC, in which case we intend to file post-effective amendments to the registration statement of which this prospectus is a part, that will be subject to SEC review, to allow us to continue this offering for at least two years from the date of the effectiveness of the registration statement. This offering must be registered in every jurisdiction in which we offer or sell common shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling common shares in any jurisdiction in which our registration is not annually renewed or otherwise extended. The dealer manager is not required to sell any specific number or dollar amount of common shares but intends to use its best efforts to sell the common shares offered. The initial minimum permitted purchase is $5,000 of shares in Class A, Class D or Class T common shares, or $500,000 of shares in Class I common shares. Additional purchases must be in increments of $500 for shares in Class A, Class D or Class T common shares, and in increments of $50,000 for shares in Class I common shares, except for purchases made pursuant to our distribution reinvestment plan. Any minimum purchase amount may be waived in our sole discretion. We will not sell any shares unless we raise gross offering proceeds of $1.0 million, all of which must be from persons who are not affiliated with us or FSEP II Advisor, within one year from the date of this prospectus. Pending our satisfaction of the minimum offering requirement, all subscription payments will be placed in an account held by the escrow agent, UMB Bank, N.A., in trust for our subscribers' benefit, pending release to us. If we do not raise gross offering proceeds of $1.0 million within one year from the date of this prospectus, we will promptly return all funds in the escrow account (including interest), and we will stop offering shares. We will not deduct any fees or expenses if we return funds from the escrow account. Upon satisfying the minimum offering requirement, funds will be released from escrow to us within approximately 30 days and investors with subscription funds held in the escrow will be admitted as shareholders as soon as practicable, but in no event later than 15 days after such release. The dealer manager will notify the network of selected broker-dealers once the minimum offering requirement has been attained. The selected broker-dealers will, in turn, notify the registered representatives who obtained subscription documents from investors.

        Subsequent to satisfying the minimum offering requirement, we generally will accept subscriptions on a weekly basis during our offering stage. Common shares issued pursuant to our distribution reinvestment plan typically will be issued on the same date that we hold our last closing in the month of the distribution. In addition, in months in which we repurchase common shares pursuant to our share repurchase program, we expect to conduct repurchases on the same date that we hold our first weekly closing in such month for the sale of common shares in this continuous public offering.

        We are currently only offering our Class T shares on a continuous basis at an initial public offering price of $10.60 per Class T share. We intend to offer Class A, Class D and Class I shares on a continuous basis in the future, subject to obtaining a satisfactory exemptive order from the SEC. To the extent that the net asset value per share for a share class increases, we will sell at a price necessary to ensure that common shares of such class are not sold at a price per share, after deducting upfront selling commissions, if any, that is below the net asset value per share of the applicable class. In the event of a material decline in the net asset value per share of a class, which we consider to be a 2.5% decrease below the then-current net offering price of the applicable class that persists for ten consecutive business days, we will reduce the offering price for each class of shares in order to establish a new net offering price that is not more than 2.5% above the net asset value per share for such class. Promptly following any such adjustment to the offering price per share, we will file a prospectus supplement with the SEC disclosing the adjusted offering price, and we will also post the updated information on our website at www.franklinsquare.com.

        To purchase common shares in this offering, you must complete and sign a subscription agreement (in the form attached to this prospectus as Appendix A) for a specific dollar amount and pay such amount at the time of subscription. Prior to satisfying the minimum offering requirement, you will be directed to make your payment to "UMB Bank, N.A., as escrow agent for FS Energy and Power Fund II." Subsequent to our satisfaction of the minimum offering requirement, you will be directed to make your payment to "FS Energy and Power Fund II." Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. Pending acceptance of your subscription, proceeds will be deposited into an account for your benefit. Subscriptions received prior to our satisfying the minimum offering requirement will be deposited into an interest-bearing escrow account.

        Class T shares are available for purchase by investors meeting the suitability standards described herein. We expect our Class A shares to be available for purchase by investors meeting the suitability standards described herein and our Class D shares to be generally available for purchase by certain investors meeting the suitability standards described herein, including but not limited to, investors whose contract for investment advisory and related brokerage services includes a fixed or "wrap" fee or other asset-based fee arrangement.

        We expect Class I shares to be available for purchase by (i) clients of financial intermediaries who charge such clients an ongoing fee for advisory, investment, consulting or related services, including individuals, corporations, endowments and foundations, (ii) family offices and their clients, (iii) certain other institutional investors, (iv) high net worth investors and (v) investors affiliated with FSEP II Advisor and its affiliates and other individuals designated by management. We expect Class I shares not to be available for purchase through an omnibus or similar intermediary account. The minimum permitted purchase of Class I shares is $500,000. Except for certain share ownership and transfer restrictions contained in our declaration of trust, there is no limit on the number of Class I shares that may be sold to such persons. We may make certain sales directly to these groups designated by management or the dealer manager without a participating broker-dealer. For such direct sales, the dealer manager will serve as the broker-dealer of record. FSEP II Advisor and its affiliates will be expected to hold their Class I shares purchased as shareholders for investment and not with a view towards distribution. Provided we offer Class I shares, a Class A, Class D and Class T share will convert into a Class I share upon the earliest of (i) a Class A, Class D or Class T share reaching the applicable sales charge cap, (ii) our dealer manager advising us that the aggregate underwriting compensation payable from all sources (determined in accordance with applicable FINRA rules), including upfront selling commissions, distribution fees and contingent deferred sales charges, if any, and any other underwriting compensation with respect to all shares of Class A, Class D, Class T and Class I common shares would be in excess of 10% of the gross proceeds of this offering and (iii) a liquidity event. If we do not receive an exemptive order satisfactory to us prior to the Trigger Date and therefore do not offer Class I shares, the distribution fee for all Class T shares will terminate upon the earliest of (i) any Class T share reaching the applicable sales charge cap, (ii) our dealer manager advising us that the aggregate underwriting compensation payable from all sources (determined in accordance with applicable FINRA rules), including upfront selling commissions, distribution fees and contingent deferred sales charges and any other underwriting compensation with respect to all Class T shares would be in excess of 10% of the gross proceeds of this offering and (iii) a liquidity event. See "—Compensation of the Dealer Manager and Selected Broker-Dealers."

About the Dealer Manager

        The dealer manager is FS2. The dealer manager was formed in 2007 and registered as a broker-dealer with the SEC and FINRA in December 2007. The dealer manager is an affiliate of FSEP II Advisor and serves as the dealer manager in connection with the continuous public offerings of shares by FS Energy and Power Fund, FS Investment Corporation III, FS Investment Corporation IV and the

FSGCOF Offered Funds, and previously served as the dealer manager in connection with the continuous public offerings of shares by FS Investment Corporation and FS Investment Corporation II, which closed to new investors in May 2012 and March 2014, respectively. The dealer manager will receive compensation for services relating to this offering and provide certain sales, promotional and marketing services to us in connection with the distribution of the common shares offered pursuant to this prospectus. For additional information about the dealer manager, including information related to its affiliation with us and FSEP II Advisor, see "Certain Relationships and Related Party Transactions."

Compensation of the Dealer Manager and Selected Broker-Dealers

        Except as otherwise described in this prospectus, the dealer manager will receive upfront selling commissions of up to 5.20% and 2.20% of the gross proceeds received on Class A and Class T shares sold in this offering, respectively, all or a portion of which is expected to be re-allowed to selected broker-dealers and financial representatives. No upfront selling commissions will be received on Class D or Class I shares. In consideration of the marketing and distribution of our common shares by the selected broker-dealers, our dealer manager or its affiliate will pay to selected broker-dealers at the time of sale additional selling commissions of up to 1.30% of gross proceeds received on Class A and Class T shares and a dealer manager concession of up to 1.25% of gross proceeds received on Class A, Class D and Class T shares. Such amounts paid by our dealer manager or its affiliate will not be paid by shareholders. With respect to Class T shares, we expect that selected broker-dealers and financial representatives will receive, through the upfront selling commissions, the additional selling commissions paid by the dealer manager or its affiliate and the reallowance of the distribution fees as described below, up to approximately 6.50% of the gross proceeds received on Class T shares sold in this offering. The dealer manager will not directly or indirectly pay or award any fees or commissions or other compensation to any person or entity engaged to sell our common shares or give investment advice to a potential shareholder except to a registered broker-dealer or other properly licensed agent for selling or distributing our common shares. The maximum aggregate underwriting compensation collected from payments of distribution fees, upfront selling commissions and contingent deferred sales charges, if any, and any other sources, including the reimbursement of training and education expenses, will not exceed 10% of the gross offering proceeds from the sale of shares in the primary offering.

        Our Class T shares are subject to an annual distribution fee of 1.40% of the estimated value of such shares, as determined in accordance with applicable FINRA rules, which will begin to accrue on the first day of the first full calendar month following the Trigger Date. Our Class A and Class D shares are subject to an annual distribution fee of 0.80% and 0.50%, respectively, of the estimated value of such class of shares, as determined in accordance with applicable FINRA rules. Distribution fees will be paid pursuant to a distribution plan adopted by us in compliance with Rules 12b-1 and 17d-3 under the 1940 Act, as if those rules applied to us. Among other requirements, such plan must be approved annually by a vote of our board of trustees, including the trustees who are not interested persons as defined in the 1940 Act and have no direct or indirect financial interest in the operation of such plan or in any agreements related to such plan. All or a portion of the distribution fee may be re-allowed to selected broker-dealers and financial representatives. The amount and timing of the reallowance will be based on such factors as the number of common shares sold by the selected broker-dealer, the assistance of the broker-dealer in marketing this offering and due diligence expenses incurred. The distribution fee is intended, in part, to compensate our affiliated dealer manager and its affiliates for paying certain amounts to advisors and selected broker-dealers at the time of purchase in connection with the distribution of our Class A, Class D and Class T shares as well as for services rendered by our dealer manager and selected broker-dealers in connection with the ongoing marketing, sale and distribution of such shares. The distribution fee will accrue daily and will be paid on a monthly basis. The distribution fee is payable with respect to all Class A, Class D and Class T shares, other than shares issued under our distribution reinvestment plan. Class I shares are not subject to an annual distribution fee. The distribution fee will terminate for all Class A, Class D and Class T shareholders upon a liquidity event. In addition, we will stop paying the distribution fee with respect to any Class A or Class T share when the total underwriting compensation received from the upfront sales load and distribution fee attributable to such common share equals 8.95% of gross offering proceeds. Similarly, we will stop paying the distribution fee with respect to any Class D share when the total underwriting compensation received from the distribution fee attributable to such common share equals 2.50% of gross offering proceeds. We refer to these amounts as the sales charge cap. The sales charge cap applicable to certain common shares will be reduced by the amount of any upfront selling commission that is waived for such common shares. Provided we offer Class I shares, upon a Class A, Class D or Class T share reaching the applicable sales charge cap, such common share will be converted into a Class I share and will no longer be subject to an ongoing distribution fee. If we do not receive an exemptive order satisfactory to us prior to the Trigger Date and therefore do not offer Class I shares, the distribution fee for all Class T shares will terminate upon the earliest of (i) any Class T share reaching the applicable sales change cap, (ii) our dealer manager advising us that the aggregate underwriting compensation payable from all sources (determined in accordance with applicable FINRA rules), including upfront selling commissions, distribution fees and contingent deferred sales charges and any other underwriting compensation with respect to all Class T shares would be in excess of 10% of the gross proceeds of this offering and (iii) a liquidity event.

        In April 2014, pursuant to a private placement, Michael C. Forman and David J. Adelman, the co-founders of Franklin Square Holdings, contributed an aggregate of $200,000 to purchase approximately 22,222 common shares at $9.00 per share. FINRA considers any difference between the per share purchase price of shares sold in private placements and the initial per share purchase price upon effectiveness of this offering to be underwriting compensation. All forms of underwriting compensation payable to members of FINRA may not exceed 10% of our gross offering proceeds.

        The dealer manager authorizes other broker-dealers that are members of FINRA and other properly licensed financial advisors, which we refer to as selected broker-dealers, to sell our common shares. The dealer manager may re-allow all of its selling commissions attributable to a selected broker-dealer.

        In addition to the payment of selling commissions and dealer manager concessions, we will reimburse the dealer manager and selected broker-dealers for bona fide accountable due diligence expenses supported by detailed and itemized invoices. We expect to reimburse a portion of the gross offering proceeds for accountable due diligence expenses, which are included as part of the reimbursement of organization and offering costs in an amount up to 0.75% of the gross offering proceeds.

        All items of compensation to underwriters or dealers, including, but not limited to, selling commissions, expenses, rights of first refusal, consulting fees, finders' fees and all other items of compensation of any kind paid by us, directly or indirectly, shall be taken into consideration in computing the amount of allowable "front end fees" as defined in our declaration of trust; provided, however, that no compensation will be paid to the dealer manager or selected broker-dealers in connection with this offering other than the compensation described above in "—Compensation of the Dealer Manager and Selected Broker-Dealers."

        We will not pay selling commissions or distribution fees on shares of Class A, Class D, Class T or Class I common shares issued under our distribution reinvestment plan. The amount that would have been paid as upfront selling commissions or distribution fees if the common shares issued under our distribution reinvestment plan had been sold pursuant to this continuous public offering of common shares will be retained and used by us. Therefore, the net proceeds to us for issuances under our distribution reinvestment plan generally will be greater than the net proceeds to us for sales pursuant to this prospectus.

        This offering is being made in compliance with FINRA Rule 2310. FINRA Rule 2310 provides that the maximum compensation payable from any source to members of FINRA participating in our continuous public offering may not exceed 10% of our gross offering proceeds (excluding proceeds received in connection with the issuance of common shares through our distribution reinvestment program). Payments collected by us in connection with the distribution fee and any upfront selling commissions will be considered underwriting compensation for purposes of the applicable FINRA rules. In addition, in the event that Class A, Class D or Class T shareholders tender their common shares for repurchase by us prior to the fifth anniversary of the date such common shares were purchased or, if such common shares were Class T shares purchased prior to the Trigger Date, within the period from the date of purchase to five years from the date the distribution fee begins to accrue, such common shares may be subject to a contingent deferred sales charge payable to our dealer manager, all or a portion of which may be considered underwriting compensation. See "Share Repurchase Program." The maximum aggregate underwriting compensation collected from payments of distribution fees, upfront selling commissions and contingent deferred sales charges, if any, and any other sources, including the reimbursement of training and education expenses, will not exceed 10% of the gross offering proceeds from the sale of Class A, Class D, Class T and Class I shares in this primary offering. Common shares issued under our distribution reinvestment plan will be excluded from this determination. Our underwriting compensation will not exceed 10% of gross offering proceeds from the sale of common shares in the primary offering.

        We will pay or reimburse costs of bona fide training and education meetings held by us (primarily the travel, meal and lodging costs of registered representatives of selling agents), attendance and sponsorship fees and cost reimbursement of employees of our dealer manager to attend seminars conducted by broker-dealers and legal fees for services provided in connection with this offering. Such payments are considered underwriting compensation in connection with this offering. All forms of non-cash compensation, as well as the aggregate difference between the price at which our sponsor purchased common shares and the price at which such common shares are offered to the public, will count towards the 10% limit on underwriting compensation.

        We have agreed to indemnify the participating broker-dealers, including the dealer manager, against certain liabilities arising under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the dealer manager agreement. The broker-dealers participating in the offering of common shares are not obligated to obtain any subscriptions on our behalf, and we cannot assure you that any common shares will be sold.

        To the extent permitted by law and our declaration of trust, we will indemnify the selected broker-dealers and the dealer manager against some civil liabilities, including certain liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the dealer manager agreement.

Discounts

        The dealer manager may, at its sole discretion, enter into an agreement with a selected broker-dealer whereby such selected broker-dealer may aggregate subscriptions on part of a combined order for the purpose of offering investors reduced aggregate selling commissions. The specific terms of any such arrangement will be subject to negotiation between the dealer manager and the selected broker-dealer and will not reduce the amount of net proceeds available to us from the sale of our common shares. Any reduction in the selling commissions would be prorated among the separate subscribers.

Transfer on Death Designation

        You have the option of placing a transfer on death, or TOD, designation on your common shares purchased in this offering. A TOD designation transfers ownership of your common shares to your designated beneficiary upon your death. This designation may only be made by individuals, not entities, who are the sole or joint owners with right of survivorship of the common shares. However, this option is not available to residents of the states of Louisiana or North Carolina. If you would like to place a TOD designation on your common shares, you must complete and return the transfer on death form available upon request to us in order to effect the designation.

Supplemental Sales Material

        In addition to this prospectus, we intend to use supplemental sales material in connection with the offering of our common shares, although only when accompanied by or preceded by the delivery of this prospectus, as supplemented. We will file all supplemental sales material with the SEC prior to distributing such material. The supplemental sales material will not contain all of the information material to an investment decision and should only be reviewed after reading this prospectus. The sales material expected to be used in permitted jurisdictions includes:

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  investor sales promotion brochures;

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  cover letters transmitting this prospectus;

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  brochures containing a summary description of this offering;

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  fact sheets describing the general nature of FS Energy and Power Fund II and our investment objectives;

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  asset flyers describing our recent investments;

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  broker updates;

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  online investor presentations;

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  third-party article reprints;

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  website material;

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  electronic media presentations; and

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  client seminars and seminar advertisements and invitations.

        All of the foregoing material will be prepared by FSEP II Advisor or its affiliates with the exception of the third-party article reprints, if any. In certain jurisdictions, some or all of such sales material may not be available. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material.

        We are offering common shares in this continuous public offering only by means of this prospectus, as the same may be supplemented and amended from time to time. Although the information contained in our supplemental sales materials is not expected to conflict with any of the information contained in this prospectus, as amended or supplemented, the supplemental materials do not purport to be complete and should not be considered a part of or as incorporated by reference in this prospectus, or the registration statement of which this prospectus is a part.

 SUITABILITY STANDARDS

        The following are our suitability standards for investors which are required by the Omnibus Guidelines published by the North American Securities Administrators Association in connection with our continuous public offering of common shares under the registration statement of which this prospectus is a part.

        Pursuant to applicable state securities laws, our common shares offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means who have no need for liquidity in this investment. For the foreseeable future, there is not expected to be any public market for our common shares, which means that it may be difficult for shareholders to sell common shares. As a result, we have established suitability standards which require investors to have either (i) a net worth (not including home, furnishings and personal automobiles) of at least $70,000 and an annual gross income of at least $70,000, or (ii) a net worth (not including home, furnishings and personal automobiles) of at least $250,000. Our suitability standards also require that a potential investor (1) can reasonably benefit from an investment in us based on such investor's overall investment objectives and portfolio structuring; (2) is able to bear the economic risk of the investment based on the prospective shareholder's overall financial situation; and (3) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the common shares, (d) the background and qualifications of FSEP II Advisor and GSO and (e) the tax consequences of the investment. We rely on the representations and other information provided by potential investors in the subscription agreement completed and signed by each such investor, as well as information provided by investors to the selected broker-dealers and other financial intermediaries through which we distribute our common shares, in determining whether such potential investors meet our suitability standards.

        In addition, we will not sell common shares to investors in the states named below unless they meet special suitability standards:

        Idaho—In addition to the suitability standards noted above, investors who reside in the state of Idaho must have either (a) a liquid net worth of at least $85,000 and an annual gross income of at least $85,000 or (b) a liquid net worth of at least $300,000. Additionally, an investor's total investment in FS Energy and Power Fund II shall not exceed 10% of his or her liquid net worth. (The calculation of liquid net worth shall include only cash plus cash equivalents. Cash equivalents include assets that may be convertible to cash within one year.)

        Iowa—In addition to the suitability standards above, the state of Iowa requires that each Iowa investor limit his or her investment in FS Energy and Power Fund II and other non-traded business development companies to no more than 10% of his or her net worth.

        Kansas—In addition to the suitability standards above, it is recommended by the Office of the Securities Commissioner of Kansas that Kansas investors not invest, in the aggregate, more than 10% of their liquid net worth in FS Energy and Power Fund II and other non-traded business development companies. Liquid net worth is that portion of an investor's net worth that consists of cash, cash equivalents and readily marketable securities.

        Kentucky—All Kentucky residents who invest in FS Energy and Power Fund II's securities must have a minimum gross annual income of $70,000 and a minimum net worth of $70,000 (as defined in the North American Securities Administrators Association's Omnibus Guidelines), or a minimum net worth alone of $250,000. Moreover, no Kentucky resident shall invest more than 10% of his or her liquid net worth (cash, cash equivalents and readily marketable securities) in our shares or the shares of our affiliates' non-publicly traded business development companies.

        Maine—In addition to the suitability standards above, the Maine Office of Securities recommends that a Maine investor's aggregate investment in FS Energy and Power Fund II and similar non-traded business development companies not exceed 10% of the investor's liquid net worth. For this purpose, "liquid net worth" is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

        Massachusetts—In addition to the suitability standards above, Massachusetts investors should not invest, in the aggregate, more than 10% of their liquid net worth in FS Energy and Power Fund II's shares and in other non-traded direct participation programs. Liquid net worth shall be defined as that portion of an investor's net worth (total assets minus liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

        New Mexico—In addition to the suitability standards above, the State of New Mexico requires that each New Mexico investor will limit his or her investment in FS Energy and Power Fund II and other non-traded business development companies to a maximum of 10% of his or her liquid net worth. Liquid net worth is that portion of an investor's net worth that is comprised of cash and cash equivalents and readily marketable securities.

        North Dakota—In addition to the suitability standards above, North Dakota investors must represent that they have a net worth at least ten times their investment in FS Energy and Power Fund II.

        Ohio—In addition to the suitability standards above, the state of Ohio requires that each Ohio investor limit his or her investment in shares of FS Energy and Power Fund II's common shares, in its affiliates and in other non-traded business development companies to not more than 10% of his or her liquid net worth. Liquid net worth is that portion of an investor's net worth (total assets exclusive of primary residence, home furnishings and automobiles minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

        Oregon—In addition to the suitability standards above, the state of Oregon requires that each Oregon investor limit his or her investment in this offering of FS Energy and Power Fund II to no more than 10% of his or her net worth.

        Tennessee—In addition to the suitability standards above, Tennessee residents' investments in FS Energy and Power Fund II must not exceed 10% of their liquid net worth (exclusive of home, home furnishings and automobiles).

        The minimum purchase amount is $5,000 in our Class A, Class D or Class T shares, or $500,000 in our Class I shares. To satisfy the minimum purchase requirements for retirement plans, unless otherwise prohibited by state law, a husband and wife may jointly contribute funds from their separate individual retirement accounts, or IRAs, provided that each such contribution is made in increments of $500. You should note that an investment in our common shares will not, in itself, create a retirement plan and that, in order to create a retirement plan, you must comply with all applicable provisions of the Code.

        If you have satisfied the applicable minimum purchase requirement, any additional purchase must be in amounts of at least $500 in Class A, Class D or Class T shares, or $50,000 in Class I shares. The investment minimum for subsequent purchases does not apply to common shares issued pursuant to our distribution reinvestment plan.

        In the case of sales to fiduciary accounts, these minimum standards shall be met by the beneficiary, the fiduciary account or by the donor or grantor who directly or indirectly supplied the funds for the purchase of our common shares if the donor or grantor is the fiduciary. These suitability standards are intended to help ensure that, given the long-term nature of an investment in common shares, our investment objectives and the relative illiquidity of our common shares, common shares are an appropriate investment for those of you who become shareholders. Franklin Square Holdings, through its affiliate, FS2, the dealer manager in connection with the sale of common shares registered in this continuous public offering, and the selected broker-dealers selling common shares on our behalf must make every reasonable effort to determine that the purchase of our common shares is a suitable and appropriate investment for each prospective shareholder based on information provided by the prospective shareholder in the subscription agreement regarding the prospective shareholder's financial situation and investment objectives. Each selected broker-dealer is required to maintain for six years records of the information used to determine that an investment in common shares is suitable and appropriate for a prospective shareholder.

        In purchasing common shares, custodians or trustees of employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by ERISA or other applicable laws and to the prohibited transaction rules prescribed by ERISA and related provisions of the Code. In addition, prior to purchasing common shares, the trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law.

 LIQUIDITY STRATEGY

        We intend to seek to complete a liquidity event for our shareholders within five to seven years following the completion of our offering stage; however, the offering period may extend for an indefinite period if we obtain a satisfactory exemptive order from the SEC. Accordingly, shareholders should consider that they may not have access to the money they invest for an indefinite period of time until we complete a liquidity event. We will view our offering stage as complete as of the termination date of our most recent public equity offering if we have not conducted a public equity offering in any continuous two-year period. We may determine not to pursue a liquidity event if we believe that then-current market conditions are not favorable for a liquidity event, and that such conditions will improve in the future. A liquidity event could include (1) a listing of our common shares on a national securities exchange, (2) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation or (3) a merger or another transaction approved by our board of trustees in which our shareholders likely will receive cash or shares of a publicly traded company, including potentially a company that is an affiliate of us. Provided we offer Class I shares, upon the occurrence of a liquidity event, all Class A, Class D and Class T shares will automatically convert into Class I shares and the distribution fee will terminate. We refer to these scenarios as "liquidity events." While our intention is to seek to complete a liquidity event within five to seven years following the completion of our offering stage, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable during that timeframe. In making a determination of what type of liquidity event is in the best interest of our shareholders, our board of trustees, including our independent trustees, may consider a variety of criteria, including, but not limited to, the allocation of our portfolio among various issuers and sub-sectors, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our common shares, internal management considerations and the potential for shareholder liquidity. If we determine to pursue a listing of our common shares on a national securities exchange in the future, at that time we may consider either an internal or an external management structure. As such, there can be no assurance that we will complete a liquidity event at all. In addition, shares of BDCs listed on a national securities exchange frequently trade at a discount to net asset value. If we determine to pursue a listing of our common shares on a national securities exchange, shareholders, including those who purchase common shares at the offering price, may experience a loss on their investment if they sell their shares at a time when our common shares are trading at a discount to net asset value. This risk is separate and distinct from the risk that our net asset value will decrease.

        Prior to the completion of a liquidity event, our share repurchase program may provide a limited opportunity for you to have your common shares repurchased, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the common shares being repurchased and Class A, Class D and Class T shares may be subject to a contingent deferred sales charge. See "Share Repurchase Program" for a detailed description of our proposed share repurchase program.

        Our sponsor, Franklin Square Holdings, has also sponsored the continuous public offerings of its affiliated BDCs, FS Investment Corporation III, FS Investment Corporation IV and FS Energy and Power Fund, which are currently in their offering stage, and FS Investment Corporation and FS Investment Corporation II, which closed their respective offerings to new investors in May 2012 and March 2014, respectively, and its affiliated closed-end management investment companies, the FSGCOF Offered Funds, which are also currently in their offering stages. FS Investment Corporation II, FS Investment Corporation III and FS Energy and Power Fund intend to seek to complete a liquidity event for their stockholders and shareholders, respectively, within five years following the completion of their respective offering stages, FS Investment Corporation IV intends to seek to complete a liquidity event for its stockholders within five to seven years following the completion of its offering stage and FS Global Credit Opportunities Fund intends to seek to complete a liquidity event for its shareholders within five years following the date it commenced investment operations. On April 16, 2014, FS Investment Corporation listed its shares of common stock on the NYSE and began trading under the ticker symbol "FSIC." Therefore, to date, one of our sponsor's five affiliated BDCs has completed a liquidity event, and our sponsor's closed-end management investment company has not completed a liquidity event.

 SHARE REPURCHASE PROGRAM

        We do not currently intend to list our common shares on any securities exchange and do not expect a public market for them to develop in the foreseeable future. Therefore, shareholders should not expect to be able to sell their common shares promptly or at a desired price. No shareholder will have the right to require us to repurchase his or her common shares or any portion thereof. Because no public market will exist for our common shares, and none is expected to develop, shareholders will not be able to liquidate their investment prior to our liquidation or other liquidity event, other than through our share repurchase program, or, in limited circumstances, as a result of transfers of common shares to other eligible investors.

        To provide our shareholders with limited liquidity, we intend to conduct quarterly tender offers pursuant to our share repurchase program.

        Beginning with the first full calendar quarter following the date that we satisfy the minimum offering requirement, and on a quarterly basis thereafter, we intend to offer to repurchase common shares on such terms as may be determined by our board of trustees in its complete and absolute discretion unless, in the judgment of the independent trustees of our board of trustees, such repurchases would not be in the best interests of our shareholders or would violate applicable law. We intend to conduct such repurchase offers in accordance with the requirements of Rule 13e-4 promulgated under the Exchange Act and the 1940 Act. In months in which we repurchase common shares pursuant to our share repurchase program, we expect to conduct repurchases on the same date that we hold our first weekly closing in such month for the sale of common shares in this continuous public offering. Any offer to repurchase common shares will be conducted solely through tender offer materials mailed to each shareholder and is not being made through this prospectus.

        Our board of trustees will also consider the following factors, among others, in making its determination regarding whether to cause us to offer to repurchase common shares and under what terms:

  •
  the effect of such repurchases on our qualification as a RIC (including the consequences of any necessary asset sales);

  •
  the liquidity of our assets (including fees and costs associated with disposing of assets);

  •
  our investment plans and working capital requirements;

  •
  the relative economies of scale with respect to our size;

  •
  our history in repurchasing common shares or portions thereof; and

  •
  the condition of the securities markets.

        We currently intend to limit the number of common shares to be repurchased during any calendar year to the number of common shares we can repurchase with the proceeds we receive from the issuance of common shares under our distribution reinvestment plan. Because our distribution reinvestment plan is structured as an "opt in" program that requires shareholders to affirmatively elect to have their cash distributions reinvested in additional common shares, such requirement may contribute to the illiquidity of our common shares. At the discretion of our board of trustees, we may also use cash on hand, cash available from borrowings and cash from the liquidation of investments as of the end of the applicable period to repurchase common shares. In addition, beginning with the first full calendar quarter in the year following the date that we satisfy the minimum offering requirement, we will limit the number of common shares to be repurchased in any calendar year to 10% of the weighted average number of common shares outstanding in the prior calendar year, or 2.5% in each calendar quarter, though the actual number of common shares that we offer to repurchase may be less in light of the limitations noted above. Our board of trustees reserves the right, in its sole discretion, to limit the number of shares to be repurchased for each class by applying the limitations on the number of shares to be repurchased, noted above, on a per class basis. We intend to offer to repurchase common shares on each date of repurchase at the net offering price in effect for the applicable class as of the date of repurchase. In months in which we repurchase common shares pursuant to our share repurchase program, we expect to conduct repurchases on the same date that we hold our first weekly closing in such month for the sale of common shares in our public offering.

        If you wish to tender your common shares to be repurchased, you must either tender at least 25% of the common shares you have purchased or all of the common shares that you own. If you choose to tender only a portion of your Class A, Class D or Class T shares, you must maintain a minimum balance of $5,000 worth of Class A, Class D or Class T shares following a tender of such common shares for repurchase. If you choose to tender only a portion of your Class I shares, you must maintain a minimum balance of $50,000 worth of Class I shares following a tender of such shares for repurchase. If the amount of repurchase requests exceeds the number of common shares we seek to repurchase, we will repurchase common shares on a pro-rata basis. As a result, we may repurchase less than the full amount of common shares that you request to have repurchased. To the extent you seek to tender all of the common shares that you own and we repurchase less than the full amount of common shares that you request to have repurchased, you may maintain a balance of Class A, Class D or Class T shares of less than $5,000 following such share repurchase, or a balance of Class I shares of less than $50,000 following such share repurchase. If we do not repurchase the full amount of your common shares that you have requested to be repurchased, or we determine not to make repurchases of our common shares, you may not be able to dispose of your common shares. Any periodic repurchase offers will be subject in part to our available cash and compliance with the RIC qualification and diversification rules promulgated under the Code.

        Our board of trustees will require that we repurchase common shares or portions thereof from you pursuant to written tenders only on terms they determine to be fair to us and to all of our shareholders. Repurchases of your common shares by us will be paid in cash. Repurchases will be effective after receipt and acceptance by us of all eligible written tenders of common shares from our shareholders.

        When our board of trustees determines that we will offer to repurchase common shares or fractions thereof, tender offer materials will be provided to you describing the terms thereof, and containing information you should consider in deciding whether and how to participate in such repurchase opportunity.

        Any tender offer presented to our shareholders will remain open for a minimum of 20 business days following the commencement of the tender offer. In the materials that we will send to our shareholders, we will include the date that the tender offer will expire. All tenders for repurchase requests must be received prior to the expiration of the tender offer in order to be valid. If there are any material revisions to the tender offer materials (not including the price at which common shares may be tendered) sent to our shareholders, we will send revised materials reflecting such changes and will extend the tender offer period by a minimum of an additional five business days. If the price at which common shares may be tendered is changed, we will extend the tender offer period by a minimum of an additional ten business days.

        In order to submit common shares to be tendered, shareholders will be required to complete a letter of transmittal, which will be included in the materials sent to our shareholders, as well as any other documents required by the letter of transmittal. At any time prior to the expiration of the tender offer, shareholders may withdraw their tenders by submitting a notice of withdrawal to us. If common shares have not been accepted for payment by us, tenders may be withdrawn any time following 40 business days after the commencement of the tender offer.

        We will not repurchase common shares, or fractions thereof, if such repurchase will cause us to be in violation of the securities or other laws of the United States, Delaware or any other relevant jurisdiction.

        While we intend to conduct quarterly tender offers as described above, we are not required to do so and may amend, suspend or terminate the share repurchase program at any time.

        In the event that FSEP II Advisor or any of its affiliates holds common shares in the capacity of a shareholder, any such affiliates may tender common shares for repurchase in connection with any repurchase offer we make on the same basis as any other shareholder, except for the initial capital contributions of the co-founders of Franklin Square Holdings, Messrs. Forman and Adelman. Messrs. Forman and Adelman have agreed not to tender their common shares for repurchase as long as FSEP II Advisor remains our investment adviser.

        We intend to conduct our share repurchase program in compliance with criteria set forth in the December 19, 2013 SEC order granting limited exemption from Rule 102(a) of Regulation M under the Exchange Act to certain BDCs.

Contingent Deferred Sales Charge

        If you wish to tender your Class A, Class D or Class T common shares for repurchase by us prior to the fifth anniversary of the date such shares were purchased or, if such shares were Class T shares purchased prior to the Trigger Date, within the period from the date of purchase to five years from the date the distribution fee begins to accrue, such shares may be subject to a contingent deferred sales charge. The contingent deferred sales charge is payable on a declining annual basis over the course of five years, other than with respect to Class T shares purchased prior to the Trigger Date, as described in the table below, and is not payable with respect to Class A, Class D or Class T shares issued under our distribution reinvestment plan. Class I shares are not subject to a contingent deferred sales charge. The contingent deferred sales charge will be calculated based upon the lesser of the estimated value of such common shares as of the date of repurchase and the public offering price at the time such common shares were purchased. If you tender a portion of your common shares, common shares received pursuant to our distribution reinvestment plan will be redeemed first. After all such common shares have been redeemed, common shares will be redeemed on a first-in, first-out basis.

Tender Period	Percentage Deducted Upon Class A Share Repurchase	Percentage Deducted Upon Class D Share Repurchase	Percentage Deducted Upon Class T Share Repurchase(1)
Prior to first anniversary	4.00%	2.50%	3.90%
Prior to second anniversary	3.20%	2.00%	3.12%
Prior to third anniversary	2.40%	1.50%	2.34%
Prior to fourth anniversary	1.60%	1.00%	1.56%
Prior to fifth anniversary	0.80%	0.50%	0.78%

(1)
The anniversary date for Class T shares purchased prior to the Trigger Date is based on the date the distribution fee began to accrue.

 CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR

        Our securities are held under a custody agreement by State Street. The address of the custodian is: One Lincoln Street, Boston, Massachusetts 02111. DST Systems, Inc. will act as our transfer agent, distribution paying agent and registrar. The principal business address of DST Systems, Inc. is 430 W. 7th Street, Kansas City, Missouri 64105-1594, telephone number: (877) 628-8575.

BROKERAGE ALLOCATION AND OTHER PRACTICES

        Since we intend to generally acquire and dispose of our investments in privately negotiated transactions, we expect to use brokers in the normal course of our business infrequently. Subject to policies established by our board of trustees, FSEP II Advisor is primarily responsible for the execution of the publicly traded securities portion of our portfolio transactions and the allocation of brokerage commissions. FSEP II Advisor does not execute transactions through any particular broker or dealer, but seeks to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm's risk and skill in positioning blocks of securities. While FSEP II Advisor will generally seek reasonably competitive trade execution costs, we will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, FSEP II Advisor may select a broker based partly upon brokerage or research services provided to it and us and any other clients. In return for such services, we may pay a higher commission than other brokers would charge if FSEP II Advisor determines in good faith that such commission is reasonable in relation to the services provided.

LEGAL MATTERS

        Certain legal matters regarding the common shares offered hereby have been passed upon for us by Dechert LLP, Philadelphia, Pennsylvania, and certain matters regarding the common shares offered hereby and other matters of Delaware law have been passed upon by Richards, Layton & Finger, P.A., Wilmington, Delaware.

EXPERTS

        RSM US LLP, formerly McGladrey LLP, an independent registered public accounting firm located at 751 Arbor Way, Suite 200, Blue Bell, Pennsylvania 19422, has audited our financial statements as of December 31, 2014 and issued their report dated March 30, 2015.

AVAILABLE INFORMATION

        We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to our common shares offered by this prospectus. The registration statement contains additional information about us and our common shares being offered by this prospectus.

        Under the DGCL, our shareholders, upon a written demand stating the purpose thereof, have the right during usual hours for business to inspect for any proper purpose and to make copies and extracts from, our share ledger, a list of shareholders and its other books and records.

        We intend to maintain an alphabetical list of the names, addresses and telephone numbers of our shareholders, along with the number of our common shares held by each of them, as part of our books and records and will be available for inspection by any shareholder at our office. We intend to update the shareholder list at least monthly to reflect changes in the information contained therein, including substituted investors. A copy of the shareholder list shall be mailed to any shareholder requesting the shareholder list within ten days of the request. The copy of the shareholder list shall be printed in alphabetical order, on white paper, and in a readily readable type size (in no event smaller than 10-point type). We may impose a reasonable charge for expenses incurred in reproduction of the shareholder list pursuant to the shareholder's request. In addition to the foregoing, Rule 14a-7 promulgated under the Exchange Act provides that, upon the request of a shareholder and the payment of the expenses of the distribution, we are required to distribute specific materials to shareholders in the context of the solicitation of proxies for voting on matters presented to shareholders or provide requesting shareholders with a copy of the list of shareholders so that the requesting shareholders may make the distribution of proxies themselves. If a proper request for the shareholder list is not honored, then the requesting shareholder will be entitled to recover certain costs incurred in compelling the production of the list as well as actual damages suffered by reason of the refusal or failure to produce the list. However, a shareholder will not have the right to, and we may require a requesting shareholder to represent that it will not, secure the shareholder list or any other information for any commercial purpose not related to the requesting shareholder's interest in our affairs. We may also require such shareholder sign a confidentiality agreement in connection with the request.

        We are required to file with or submit to the SEC annual, quarterly and current reports, proxy statements and other information meeting the informational requirements of the Exchange Act. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. The SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC, which are available on the SEC's website at www.sec.gov. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

PRIVACY NOTICE

        We are committed to protecting your privacy. This privacy notice explains the privacy policies of FS Energy and Power Fund II and its affiliated companies. This notice supersedes any other privacy notice you may have received from FS Energy and Power Fund II.

        We will safeguard, according to strict standards of security and confidentiality, all information we receive about you. The only information we collect from you is your name, address, number of common shares you hold and your social security number. This information is used only so that we can send you annual reports and other information about us, and send you proxy statements or other information required by law.

        We do not share this information with any non-affiliated third party except as described below.

  •
  Authorized employees of FSEP II Advisor.  It is our policy that only authorized employees of FSEP II Advisor who need to know your personal information will have access to it.

  •
  Service providers.  We may disclose your personal information to companies that provide services on our behalf, such as record keeping, processing your trades and mailing you information. These companies are required to protect your information and use it solely for the purpose for which they received it.

  •
  Courts and government officials.  If required by law, we may disclose your personal information in accordance with a court order or at the request of government regulators. Only that information required by law, subpoena or court order will be disclosed.

FS Energy and Power Fund II

Balance Sheets

(in thousands, except share and per share amounts)

	September 30, 2015 (Unaudited)	December 31, 2014
Assets
Cash and cash equivalents	$200	$200

Total assets	$200	$200

Commitments and contingencies ($3,577 and $2,401, respectively)(1)
Shareholders' equity
Preferred shares, $0.001 par value, 50,000,000 shares authorized, none issued and outstanding	$—	$—
Common shares, $0.001 par value, 750,000,000 shares authorized, 22,222 shares issued and outstanding	—	—
Capital in excess of par value	200	200

Total shareholders' equity	$200	$200

Net asset value per common share at period end	$9.00	$9.00

(1)
See Note 5 for a discussion of the Company's commitments and contingencies.

See notes to unaudited financial statements.

FS Energy and Power Fund II

Notes to Unaudited Financial Statements

(in thousands, except share and per share amounts)

Note 1. Principal Business and Organization

        FS Energy and Power Fund II, or the Company, was formed as a Delaware statutory trust under the Delaware Statutory Trust Act on February 6, 2014 and has been inactive since that date except for matters relating to its organization. The Company expects to formally commence investment operations upon raising gross offering proceeds in excess of $2,500, or the minimum offering requirement, all of which must be from sales of its common shares of beneficial interest, or common shares, in its continuous public offering to persons who are not affiliated with the Company or the Company's investment adviser, FSEP II Advisor, LLC, or FSEP II Advisor. FSEP II Advisor is a private investment firm that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and is an affiliate of the Company.

        The Company has elected to be regulated as a business development company, or BDC, under the Investment Company Act of 1940, as amended, or the 1940 Act. The Company is an externally managed, non-diversified, closed-end management investment company that has elected to be treated for U.S. federal income tax purposes, and intends to qualify annually, as a regulated investment company, or RIC, as defined under Subchapter M of the Internal Revenue Code of 1986, as amended, or the Code.

        The Company's investment objective is to generate current income and long-term capital appreciation by investing primarily in privately held U.S. companies in the energy and power industry. The Company's investment policy is to invest, under normal circumstances, at least 80% of its total assets in securities of energy and power related, or Energy, companies. The Company considers Energy companies to be those companies that engage in the exploration, development, production, gathering, transportation, processing, storage, refining, distribution, mining, generation or marketing of natural gas, natural gas liquids, crude oil, refined products, coal or power, including those companies that provide equipment or services to companies engaged in any of the foregoing.

Note 2. Summary of Significant Accounting Policies

        Basis of Presentation:    The accompanying unaudited financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP, for interim financial information and with the instructions for Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. For a more complete discussion of significant accounting policies and certain other information, the Company's interim unaudited financial statements should be read in conjunction with its audited financial statements as of and for the period from February 6, 2014 (Inception) to December 31, 2014 included in the Company's annual report on Form 10-K. Operating results for the three and nine months ended September 30, 2015 are not necessarily indicative of the results that may be expected for the year ending December 31, 2015. The December 31, 2014 balance sheet is derived from the Company's audited financial statements as of and for the period from February 6, 2014 (Inception) to December 31, 2014. The Company is considered an investment company under GAAP and follows the accounting and reporting guidance applicable to investment companies. The Company has evaluated the impact of subsequent events through the date the financial statements were issued and filed with the Securities and Exchange Commission, or the SEC.

FS Energy and Power Fund II

Notes to Unaudited Financial Statements (Continued)

(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies (Continued)

        Use of Estimates:    The preparation of the unaudited financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Many of the amounts have been rounded, and all amounts are in thousands, except share and per share amounts.

        Cash and Cash Equivalents:    The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company's cash and cash equivalents are maintained with a high credit quality financial institution, which is a member of the Federal Deposit Insurance Corporation.

        Capital Gains Incentive Fee:    The Company entered into an investment advisory and administrative services agreement with FSEP II Advisor, dated as of July 31, 2014, or the investment advisory and administrative services agreement. Pursuant to the terms of the investment advisory and administrative services agreement, the incentive fee on capital gains will be determined and payable in arrears as of the end of each calendar year (or upon termination of such agreement). Such fee will equal 20.0% of the Company's incentive fee capital gains (i.e., the Company's realized capital gains on a cumulative basis from inception, calculated as of the end of the applicable period, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis), less the aggregate amount of any previously paid capital gains incentive fees. On a quarterly basis, the Company will accrue for the capital gains incentive fee by calculating such fee as if it were due and payable as of the end of such period.

        While the investment advisory and administrative services agreement neither includes nor contemplates the inclusion of unrealized gains in the calculation of the capital gains incentive fee, pursuant to an interpretation of an American Institute of Certified Public Accountants, or AICPA, Technical Practice Aid for investment companies, the Company will include unrealized gains in the calculation of the capital gains incentive fee expense and related accrued capital gains incentive fee. This accrual will reflect the incentive fees that would be payable to FSEP II Advisor if the Company's entire portfolio was liquidated at its fair value as of the balance sheet date even though FSEP II Advisor will not be entitled to an incentive fee with respect to unrealized gains unless and until such gains are actually realized.

        Subordinated Income Incentive Fee:    Pursuant to the investment advisory and administrative services agreement, FSEP II Advisor may also be entitled to receive a subordinated incentive fee on income. The subordinated incentive fee on income, which will be calculated and payable quarterly in arrears, equals 20.0% of the Company's "pre-incentive fee net investment income" for the immediately preceding quarter and is subject to a hurdle rate, expressed as a rate of return on adjusted capital equal to 1.625% per quarter, or an annualized hurdle rate of 6.5%. As a result, FSEP II Advisor will not earn this part of the incentive fee for any quarter until the Company's pre-incentive fee net investment income for such quarter exceeds the hurdle rate of 1.625%. For purposes of this fee, "adjusted capital" means cumulative gross proceeds generated from sales of the Company's common shares (including its distribution reinvestment plan) reduced for amounts paid for share repurchases pursuant to the Company's share repurchase program. Once the Company's pre-incentive fee net investment income in any quarter exceeds the hurdle rate, FSEP II Advisor will be entitled to a

FS Energy and Power Fund II

Notes to Unaudited Financial Statements (Continued)

(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies (Continued)

"catch-up" fee equal to the amount of the pre-incentive fee net investment income in excess of the hurdle rate, until the Company's pre-incentive fee net investment income for such quarter equals 2.031%, or 8.125% annually, of adjusted capital. Thereafter, FSEP II Advisor will be entitled to receive 20.0% of pre-incentive fee net investment income.

        Organization Costs:    Organization costs include, among other things, the cost of organizing as a Delaware statutory trust, including the cost of legal services and other fees pertaining to the Company's organization. These costs will be expensed as the Company raises proceeds in its continuous public offering. For the three and nine months ended September 30, 2015, the Company incurred organization costs of $32 and $124, respectively, which were paid on its behalf by Franklin Square Holdings, L.P., or Franklin Square Holdings, an affiliate of FSEP II Advisor (see Note 3). For the three months ended September 30, 2014 and the period from February 6, 2014 (Inception) to September 30, 2014, the Company incurred organization costs of $62 and $177, respectively, which were paid on its behalf by Franklin Square Holdings.

        Offering Costs:    Offering costs include, among other things, legal fees and other costs pertaining to the preparation of the Company's Registration Statement on Form N-2 relating to the continuous public offering of its common shares, including salaries and direct expenses of FSEP II Advisor's personnel, employees of its affiliates and others while engaged in such activities. The Company will charge offering costs against capital in excess of par value on the Company's balance sheets as the Company raises proceeds in its continuous public offering. For the three and nine months ended September 30, 2015, the Company incurred offering costs of $265 and $1,052, respectively, which were paid on its behalf by Franklin Square Holdings (see Note 3). For the three months ended September 30, 2014 and the period from February 6, 2014 (Inception) to September 30, 2014, the Company incurred offering costs of $413 and $1,606, respectively, which were paid on its behalf by Franklin Square Holdings.

        Under the terms of the investment advisory and administrative services agreement, upon satisfaction of the minimum offering requirement, FSEP II Advisor will be entitled to receive 1.5% of gross proceeds raised in the Company's continuous public offering until all organization and offering costs funded by FSEP II Advisor or its affiliates (including Franklin Square Holdings) have been recovered.

Note 3. Related Party Transactions

Compensation of the Investment Adviser and Dealer Manager

        Pursuant to the investment advisory and administrative services agreement, after the Company meets its minimum offering requirement, FSEP II Advisor will become entitled to an annual base management fee of 2.0% of the Company's average weekly gross assets and an incentive fee based on the Company's performance. Base management fees will be paid on a quarterly basis in arrears.

        The incentive fee will consist of two parts. The first part of the incentive fee, which is referred to as the subordinated incentive fee on income, will be calculated and payable quarterly in arrears, will equal 20.0% of the Company's "pre-incentive fee net investment income" for the immediately preceding quarter and will be subject to a hurdle rate, expressed as a rate of return on adjusted capital equal to 1.625% per quarter, or an annualized hurdle rate of 6.5%. As a result, FSEP II Advisor will

FS Energy and Power Fund II

Notes to Unaudited Financial Statements (Continued)

(in thousands, except share and per share amounts)

Note 3. Related Party Transactions (Continued)

not earn this part of the incentive fee for any quarter until the Company's pre-incentive fee net investment income for such quarter exceeds the hurdle rate of 1.625%. For purposes of this fee, "adjusted capital" means cumulative gross proceeds generated from sales of the Company's common shares (including its distribution reinvestment plan) reduced for amounts paid for share repurchases pursuant to the Company's share repurchase program. Once the Company's pre-incentive fee net investment income in any quarter exceeds the hurdle rate, FSEP II Advisor will be entitled to a "catch-up" fee equal to the amount of the pre-incentive fee net investment income in excess of the hurdle rate, until the Company's pre-incentive fee net investment income for such quarter equals 2.031% of adjusted capital, or 8.125% annually. This "catch-up" feature allows FSEP II Advisor to recoup the fees foregone as a result of the existence of the hurdle rate. Thereafter, FSEP II Advisor will be entitled to receive 20.0% of the Company's pre-incentive fee net investment income.

        The second part of the incentive fee, which is referred to as the incentive fee on capital gains, will be determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory and administrative services agreement). This fee will equal 20.0% of the Company's incentive fee capital gains, which will equal the Company's realized capital gains on a cumulative basis from inception, calculated as of the end of the applicable period, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees. The Company will accrue for the capital gains incentive fee, which, if earned, will be paid annually. The Company will accrue for the capital gains incentive fee based on net realized and unrealized gains; however, under the terms of the investment advisory and administrative services agreement, the fee payable to FSEP II Advisor will be based on realized gains and no such fee will be payable with respect to unrealized gains unless and until such gains are actually realized.

        The Company will also reimburse FSEP II Advisor for expenses necessary to perform services related to the Company's administration and operations, including FSEP II Advisor's allocable portion of the compensation and related expenses of certain personnel of Franklin Square Holdings providing administrative services to the Company on behalf of FSEP II Advisor. The amount of this reimbursement will be the lesser of (1) FSEP II Advisor's actual costs incurred in providing such services and (2) the amount that the Company estimates it would be required to pay alternative service providers for comparable services in the same geographic location. FSEP II Advisor will be required to allocate the cost of such services to the Company based on factors such as assets, revenues, time allocations and/or other reasonable metrics. The Company's board of trustees will review the methodology employed in determining how the expenses are allocated to the Company and the proposed allocation of the administrative expenses among the Company and certain affiliates of FSEP II Advisor. The Company's board of trustees will then assess the reasonableness of such reimbursements for expenses allocated to the Company based on the breadth, depth and quality of such services as compared to the estimated cost to the Company of obtaining similar services from third-party service providers known to be available. In addition, the Company's board of trustees will consider whether any single third-party service provider would be capable of providing all such services at comparable cost and quality. Finally, the Company's board of trustees will, among other things, compare the total amount paid to FSEP II Advisor for such services as a percentage of the Company's net assets to the same ratio as reported by other comparable BDCs. The Company will not reimburse

FS Energy and Power Fund II

Notes to Unaudited Financial Statements (Continued)

(in thousands, except share and per share amounts)

Note 3. Related Party Transactions (Continued)

FSEP II Advisor for any services for which it receives a separate fee, or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of FSEP II Advisor.

        Franklin Square Holdings, an affiliate of FSEP II Advisor, funded the Company's organization and offering costs in the amount of $297 and $1,176, respectively, for the three and nine months ended September 30, 2015. Franklin Square Holdings funded the Company's organization and offering costs in the amount of $475 and $1,783, respectively, for the three months ended September 30, 2014 and the period from February 6, 2014 (Inception) to September 30, 2014.

        These costs include legal, accounting, marketing, printing and other expenses associated with the Company's organization and offering activities, including costs related to preparation of the Company's registration statement and prospectus, and salaries and other direct expenses of FSEP II Advisor's personnel, employees of its affiliates and others while engaged in such activities on behalf of the Company.

        Under the terms of the investment advisory and administrative services agreement, there will be no liability on the Company's part for the offering or organization costs funded by FSEP II Advisor or its affiliates (including Franklin Square Holdings) until the investment advisory and administrative services agreement is effective and the Company has satisfied the minimum offering requirement. At such time, FSEP II Advisor will be entitled to receive 1.5% of the gross proceeds raised in the Company's continuous public offering until all organization or offering costs incurred have been recovered. The minimum reimbursement to FSEP II Advisor for such fees is expected to be $37.5, assuming the minimum offering requirement is satisfied.

        The dealer manager for the Company's continuous public offering is FS2 Capital Partners, LLC, or FS2, which is one of the Company's affiliates. Under the dealer manager agreement among the Company, FSEP II Advisor and FS2, or the dealer manager agreement, FS2 will be entitled to receive upfront sales commissions in connection with the sale of common shares in the Company's continuous public offering, all or a portion of which may be re-allowed to selected broker-dealers and financial representatives.

Capital Contributions by FSEP II Advisor

        In April 2014, pursuant to a private placement, Michael C. Forman and David J. Adelman, the co-founders of Franklin Square Holdings, contributed an aggregate of $200 to purchase approximately 22,222 common shares at $9.00 per share. Messrs. Forman and Adelman will not tender these common shares for repurchase as long as FSEP II Advisor remains the Company's investment adviser.

Potential Conflicts of Interest

        FSEP II Advisor's senior management team is comprised of substantially the same personnel as the senior management teams of FB Income Advisor, LLC, FSIC II Advisor, LLC, FSIC III Advisor, LLC, FSIC IV Advisor, LLC, FS Investment Advisor, LLC and FS Global Advisor, LLC, the investment advisers to Franklin Square Holdings' other affiliated BDCs and affiliated closed-end management investment company. As a result, such personnel provide investment advisory services to the Company and each of FS Investment Corporation, FS Investment Corporation II, FS Investment Corporation III, FS Investment Corporation IV, FS Energy and Power Fund and FS Global Credit

FS Energy and Power Fund II

Notes to Unaudited Financial Statements (Continued)

(in thousands, except share and per share amounts)

Note 3. Related Party Transactions (Continued)

Opportunities Fund. While none of FSEP II Advisor, FB Income Advisor, LLC, FSIC II Advisor, LLC, FSIC III Advisor, LLC, FSIC IV Advisor, LLC, FS Investment Advisor, LLC or FS Global Advisor, LLC is currently making private corporate debt investments for clients other than the Company, FS Investment Corporation, FS Investment Corporation II, FS Investment Corporation III, FS Investment Corporation IV, FS Energy and Power Fund or FS Global Credit Opportunities Fund, respectively, any, or all, may do so in the future. In the event that FSEP II Advisor undertakes to provide investment advisory services to other clients in the future, it intends to allocate investment opportunities in a fair and equitable manner consistent with the Company's investment objectives and strategy, if necessary, so that the Company will not be disadvantaged in relation to any other client of FSEP II Advisor or its management team. In addition, even in the absence of FSEP II Advisor retaining additional clients, it is possible that some investment opportunities may be provided to FS Investment Corporation, FS Investment Corporation II, FS Investment Corporation III, FS Investment Corporation IV, FS Energy and Power Fund and/or FS Global Credit Opportunities Fund rather than to the Company.

Exemptive Relief

        In an order dated June 4, 2013, the SEC granted exemptive relief to the Company's affiliates, upon which it may rely, permitting the Company, subject to the satisfaction of certain conditions, to co-invest in certain privately negotiated investment transactions with certain affiliates of FSEP II Advisor, including FS Investment Corporation, FS Investment Corporation II, FS Investment Corporation III, FS Investment Corporation IV, FS Energy and Power Fund and any future BDCs that are advised by FSEP II Advisor or its affiliated investment advisers, or collectively, the co-investment affiliates. The Company believes this relief may enhance its ability to further its investment objectives and strategy, and may also increase favorable investment opportunities for the Company, in part by allowing it to participate in larger investments, together with the co-investment affiliates, than would be available to the Company if such relief had not been obtained. Because the Company's affiliates did not seek exemptive relief to engage in co-investment transactions with its investment sub-adviser, GSO Capital Partners LP, or GSO, and its affiliates, the Company will be permitted to co-invest with GSO and its affiliates only in accordance with existing regulatory guidance.

Expense Reimbursement

        Pursuant to an expense support and conditional reimbursement agreement, dated as of July 31, 2014, by and between Franklin Square Holdings and the Company, or the expense reimbursement agreement, Franklin Square Holdings has agreed to reimburse the Company for expenses in an amount that is sufficient to ensure that no portion of the Company's distributions to shareholders will be paid from its offering proceeds or borrowings.

        However, because certain investments the Company may make, including preferred and common equity investments, may generate dividends and other distributions to the Company that are treated for tax purposes as a return of capital, a portion of the Company's distributions to shareholders may also be deemed to constitute a return of capital for tax purposes to the extent that the Company may use such dividends or other distribution proceeds to fund its distributions to shareholders. Under those circumstances, Franklin Square Holdings will not reimburse the Company for the portion of such

FS Energy and Power Fund II

Notes to Unaudited Financial Statements (Continued)

(in thousands, except share and per share amounts)

Note 3. Related Party Transactions (Continued)

distributions to shareholders that represent a return of capital for tax purposes, as the purpose of the expense reimbursement arrangement is not to prevent tax-advantaged distributions to shareholders.

        Under the expense reimbursement agreement, Franklin Square Holdings will reimburse the Company quarterly for expenses in an amount equal to the difference between the Company's cumulative distributions paid to its shareholders in each quarter, less the sum of the Company's net investment company taxable income, net capital gains and dividends and other distributions paid to the Company on account of preferred and common equity investments in portfolio companies (to the extent such amounts are not included in net investment company taxable income or net capital gains) in each quarter.

        Pursuant to the expense reimbursement agreement, the Company has a conditional obligation to reimburse Franklin Square Holdings for any amounts funded by Franklin Square Holdings under such agreement if (and only to the extent that), during any fiscal quarter occurring within three years of the date on which Franklin Square Holdings funded such amount, the sum of the Company's net investment company taxable income, net capital gains and the amount of any dividends and other distributions paid to the Company on account of preferred and common equity investments in portfolio companies (to the extent not included in net investment company taxable income or net capital gains) exceeds the cumulative ordinary cash distributions paid by the Company to its shareholders during such quarter; provided, however, that (i) the Company will only reimburse Franklin Square Holdings for expense support payments made by Franklin Square Holdings to the extent that the payment of such reimbursement (together with any other reimbursement paid during such fiscal year) does not cause "other operating expenses" (as defined below) (on an annualized basis and net of any expense support payments received by the Company during such fiscal year) to exceed the lesser of (A) 1.75% of the Company's average net assets attributable to its common shares for the fiscal year-to-date period after taking such payments into account and (B) the percentage of the Company's average net assets attributable to its common shares represented by "other operating expenses" during the fiscal year in which such expense support payment from Franklin Square Holdings was made (provided, however, that this clause (B) shall not apply to any reimbursement payment which relates to an expense support payment from Franklin Square Holdings made during the same fiscal year); and (ii) the Company will not reimburse Franklin Square Holdings for expense support payments made by Franklin Square Holdings if the annualized rate of regular cash distributions declared by the Company at the time of such reimbursement payment is less than the annualized rate of regular cash distributions declared by the Company at the time Franklin Square Holdings made the expense support payment to which such reimbursement payment relates. "Other operating expenses" means the Company's total "operating expenses" (as defined below), excluding base management fees, incentive fees, organization and offering expenses, financing fees and costs, interest expense, brokerage commissions and extraordinary expenses. "Operating expenses" means all operating costs and expenses incurred, as determined in accordance with GAAP for investment companies.

        The Company or Franklin Square Holdings may terminate the expense reimbursement agreement at any time. The expense reimbursement agreement will automatically terminate (i) if the Company terminates the investment advisory and administrative services agreement, (ii) if the Company's board of trustees makes a determination to dissolve or liquidate the Company or (iii) upon a liquidity event of the Company, including but not limited to (1) a listing of the Company's common shares on a national securities exchange, (2) the sale of all or substantially all of the Company's assets either on a

FS Energy and Power Fund II

Notes to Unaudited Financial Statements (Continued)

(in thousands, except share and per share amounts)

Note 3. Related Party Transactions (Continued)

complete portfolio basis or individually followed by a liquidation or (3) a merger or another transaction approved by the board of trustees in which shareholders will likely receive cash or shares of a publicly-traded company. Franklin Square Holdings has indicated that it expects to continue such reimbursements until it deems that the Company has achieved economies of scale sufficient to ensure that it bears a reasonable level of expenses in relation to its income.

        The specific amount of expenses reimbursed by Franklin Square Holdings pursuant to the expense reimbursement agreement, if any, will be determined at the end of each quarter. Upon termination of the expense reimbursement agreement by Franklin Square Holdings, Franklin Square Holdings will be required to fund any amounts accrued thereunder as of the date of termination. Similarly, the conditional obligation of the Company to reimburse Franklin Square Holdings pursuant to the terms of the expense reimbursement agreement shall survive the termination of such agreement by either party.

        Franklin Square Holdings is controlled by the Company's chairman, president and chief executive officer, Michael C. Forman, and the Company's vice-chairman, David J. Adelman. There can be no assurance that the expense reimbursement agreement will remain in effect or that Franklin Square Holdings will reimburse any portion of the Company's expenses in future quarters.

Note 4. Share Repurchase Program

        Beginning with the first full calendar quarter following the satisfaction of the minimum offering requirement, and on a quarterly basis thereafter, the Company intends to offer to repurchase common shares on such terms as may be determined by the Company's board of trustees in its complete and absolute discretion unless, in the judgment of the independent trustees of the Company's board of trustees, such repurchases would not be in the best interests of the Company's shareholders or would violate applicable law. The Company intends to conduct such repurchase offers in accordance with the requirements of Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the 1940 Act. In months in which the Company repurchases common shares pursuant to its share repurchase program, it expects to conduct repurchases on the same date that it holds its first weekly closing in such month for the sale of common shares in its continuous public offering. Any offer to repurchase common shares will be conducted solely through tender offer materials mailed to each shareholder.

        The Company's board of trustees will also consider the following factors, among others, in making its determination regarding whether to cause the Company to offer to repurchase common shares and under what terms:

  •
  the effect of such repurchases on the Company's qualification as a RIC (including the consequences of any necessary asset sales);

  •
  the liquidity of the Company's assets (including fees and costs associated with disposing of assets);

  •
  the Company's investment plans and working capital requirements;

  •
  the relative economies of scale with respect to the Company's size;

  •
  the Company's history in repurchasing common shares or portions thereof; and

FS Energy and Power Fund II

Notes to Unaudited Financial Statements (Continued)

(in thousands, except share and per share amounts)

Note 4. Share Repurchase Program (Continued)

  •
  the condition of the securities markets.

        The Company currently intends to limit the number of common shares to be repurchased during any calendar year to the number of common shares it can repurchase with the proceeds it receives from the issuance of common shares under its distribution reinvestment plan. Because the Company's distribution reinvestment plan is structured as an "opt in" program that requires shareholders to affirmatively elect to have their cash distributions reinvested in additional common shares, such requirement may contribute to the illiquidity of the Company's common shares. At the discretion of the Company's board of trustees, the Company may also use cash on hand, cash available from borrowings and cash from the liquidation of securities investments as of the end of the applicable period to repurchase common shares. In addition, beginning with the first full calendar quarter in the year following the date that the Company satisfies the minimum offering requirement, the Company will limit the number of common shares to be repurchased in any calendar year to 10% of the weighted average number of common shares outstanding in the prior calendar year, or 2.5% in each calendar quarter, though the actual number of common shares that the Company offers to repurchase may be less in light of the limitations noted above. The Company intends to offer to repurchase such common shares on each date of repurchase at a price equal to 90% of the offering price in effect on each date of repurchase. In months in which the Company repurchases common shares pursuant to its share repurchase program, the Company expects to conduct repurchases on the same date that it holds its first weekly closing in such month for the sale of common shares in its public offering. The Company's board of trustees may amend, suspend or terminate the share repurchase program at any time.

Note 5. Commitments and Contingencies

        The Company enters into contracts that contain a variety of indemnification provisions. The Company's maximum exposure under these arrangements is unknown; however, the Company has not had prior claims or losses pursuant to these contracts. Management of FSEP II Advisor has reviewed the Company's existing contracts and expects the risk of loss to the Company to be remote.

        The Company is not currently subject to any material legal proceedings and, to the Company's knowledge, no material legal proceedings are threatened against the Company. From time to time, the Company may be party to certain legal proceedings in the ordinary course of business. While the outcome of any legal proceedings cannot be predicted with certainty, the Company does not expect that any such proceedings will have a material effect upon its financial condition or results of operations.

        See Note 3 for a discussion of the Company's commitments to FSEP II Advisor and its affiliates (including Franklin Square Holdings) for the reimbursement of organization and offering costs funded by Franklin Square Holdings.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholders
FS Energy and Power Fund II
Philadelphia, Pennsylvania

        We have audited the accompanying balance sheet of FS Energy and Power Fund II (the "Company") as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness on the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of FS Energy and Power Fund II as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey LLP

Blue Bell, Pennsylvania
March 30, 2015

FS Energy and Power Fund II

Balance Sheet
(in thousands, except share and per share amounts)

December 31, 2014
Assets
Cash and cash equivalents	$200

Total assets	$200

Commitments and contingencies ($2,401)(1)
Shareholders' equity
Preferred shares, $0.001 par value, 50,000,000 shares authorized, none issued and outstanding	$—
Common shares, $0.001 par value, 750,000,000 shares authorized, 22,222 shares issued and outstanding	—
Capital in excess of par value	200

Total shareholders' equity	$200

Net asset value per common share at period end	$9.00

(1)
See Note 5 for a discussion of the Company's commitments and contingencies.

See notes to financial statements.

FS Energy and Power Fund II

Notes to Financial Statements

(in thousands, except share and per share amounts)

Note 1. Principal Business and Organization

        FS Energy and Power Fund II, or the Company, was formed as a Delaware statutory trust under the Delaware Statutory Trust Act on February 6, 2014 and has been inactive since that date except for matters relating to its organization. The Company expects to formally commence investment operations upon raising gross offering proceeds in excess of $2,500, or the minimum offering requirement, all of which must be from sales of its common shares of beneficial interest, or common shares, in its continuous public offering to persons who are not affiliated with the Company or the Company's investment adviser, FSEP II Advisor, LLC, or FSEP II Advisor. FSEP II Advisor is a private investment firm that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and is an affiliate of the Company.

        The Company is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company, or BDC, under the Investment Company Act of 1940, as amended, or the 1940 Act. The Company will elect to be treated for U.S. federal income tax purposes, and intends to qualify annually thereafter, as a regulated investment company, or RIC, under Subchapter M of the Internal Revenue Code of 1986, as amended, or the Code.

        The Company's investment objective is to generate current income and long-term capital appreciation by investing primarily in privately held U.S. companies in the energy and power industry. The Company's investment policy is to invest, under normal circumstances, at least 80% of its total assets in securities of energy and power related, or Energy, companies. The Company considers Energy companies to be those companies that engage in the exploration, development, production, gathering, transportation, processing, storage, refining, distribution, mining, generation or marketing of natural gas, natural gas liquids, crude oil, refined products, coal or power, including those companies that provide equipment or services to companies engaged in any of the foregoing.

Note 2. Summary of Significant Accounting Policies

        Basis of Presentation:    The accompanying audited financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The Company is considered an investment company under GAAP and follows the accounting and reporting guidance applicable to investment companies. The Company has evaluated the impact of subsequent events through the date the financial statements were issued and filed with the Securities and Exchange Commission, or the SEC.

        Use of Estimates:    The preparation of the audited financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Many of the amounts have been rounded, and all amounts are in thousands, except share and per share amounts.

        Cash and Cash Equivalents:    The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company's cash and cash equivalents are maintained with a high credit quality financial institution, which is a member of the Federal Deposit Insurance Corporation.

FS Energy and Power Fund II

Notes to Financial Statements (Continued)

(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies (Continued)

        Valuation of Portfolio Investments:    The Company intends to determine the net asset value of its investment portfolio each quarter. Securities that are publicly-traded will be valued at the reported closing price on the valuation date. Securities that are not publicly-traded will be valued at fair value as determined in good faith by the Company's board of trustees. In connection with that determination, the Company expects that FSEP II Advisor will provide the Company's board of trustees with portfolio company valuations which are based on relevant inputs, including, but not limited to, indicative dealer quotes, values of like securities, recent portfolio company financial statements and forecasts, and valuations prepared by third-party valuation services.

        Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosure, or ASC Topic 820, issued by the Financial Accounting Standards Board, clarifies the definition of fair value and requires companies to expand their disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, which includes inputs such as quoted prices for similar securities in active markets and quoted prices for identical securities where there is little or no activity in the market; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

        With respect to investments for which market quotations are not readily available, the Company intends to undertake a multi-step valuation process each quarter, as described below:

  •
  the Company's quarterly valuation process will begin with FSEP II Advisor's management team providing a preliminary valuation of each portfolio company or investment to the Company's valuation committee, which valuation may be obtained from an independent valuation firm, if applicable;

  •
  preliminary valuation conclusions will then be documented and discussed with the Company's valuation committee;

  •
  the Company's valuation committee will review the preliminary valuation and FSEP II Advisor's management team, together with its independent valuation firm, if applicable, will respond and supplement the preliminary valuation to reflect any comments provided by the valuation committee; and

  •
  the Company's board of trustees will discuss valuations and will determine the fair value of each investment in the Company's portfolio in good faith based on various statistical and other factors, including the input and recommendation of FSEP II Advisor, the valuation committee and any third-party valuation firm, if applicable.

        Determination of fair value involves subjective judgments and estimates. Accordingly, these notes to the Company's financial statements will refer to the uncertainty with respect to the possible effect of such valuations and any change in such valuations on the Company's financial statements. In making its determination of fair value, the Company's board of trustees may use independent third-party pricing

FS Energy and Power Fund II

Notes to Financial Statements (Continued)

(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies (Continued)

or valuation services; provided that the Company's board of trustees shall not be required to determine fair value in accordance with the valuation provided by any single source, and the Company's board of trustees shall retain the discretion to use any relevant data, including information obtained from FSEP II Advisor or any independent third-party valuation or pricing service, that the Company's board of trustees deems to be reliable in determining fair value under the circumstances. Below is a description of factors that the Company's board of trustees may consider when valuing the Company's debt and equity investments.

        Valuation of fixed income investments, such as loans and debt securities, will depend upon a number of factors, including prevailing interest rates for like securities, expected volatility in future interest rates, call features, put features and other relevant terms of the debt. For investments without readily available market prices, the Company may incorporate these factors into discounted cash flow models to arrive at fair value. Other factors that the Company's board of trustees may consider include the borrower's ability to adequately service its debt, the fair market value of the portfolio company in relation to the face amount of its outstanding debt and the quality of collateral securing the Company's debt investments.

        For convertible debt securities, fair value will generally approximate the fair value of the debt plus the fair value of an option to purchase the underlying security (the security into which the debt may convert) at the conversion price. To value such an option, a standard option pricing model may be used.

        The Company's equity interests in portfolio companies for which there is no liquid public market will be valued at fair value. The Company's board of trustees, in its analysis of fair value, may consider various factors, such as multiples of earnings before interest, taxes, depreciation and amortization, or EBITDA, cash flows, net income, revenues or, in limited instances, book value or liquidation value. All of these factors may be subject to adjustments based upon the particular circumstances of a portfolio company or the Company's actual investment position. For example, adjustments to EBITDA may take into account compensation to previous owners or acquisition, recapitalization, restructuring or other related items.

        The Company's board of trustees may also look to private merger and acquisition statistics, public trading multiples discounted for illiquidity and other factors, valuations implied by third-party investments in the portfolio companies or industry practices in determining fair value. The Company's board of trustees may also consider the size and scope of a portfolio company and its specific strengths and weaknesses, and may apply discounts or premiums, where and as appropriate, due to the higher (or lower) financial risk and/or the size of portfolio companies relative to comparable firms, as well as such other factors as the Company's board of trustees, in consultation with any third-party valuation firm, if applicable, may consider relevant in assessing fair value.

        Generally, the value of the Company's equity interests in public companies for which market quotations are readily available will be based upon the most recent closing public market price. Portfolio securities that carry certain restrictions on sale will typically be valued at a discount from the public market value of the security.

FS Energy and Power Fund II

Notes to Financial Statements (Continued)

(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies (Continued)

        If the Company receives warrants or other equity securities at nominal or no additional cost in connection with an investment in a debt security, the cost basis in the investment will be allocated between the debt securities and any such warrants or other equity securities received at the time of origination. The Company's board of trustees will subsequently value these warrants or other equity securities received at fair value.

        The fair values of the Company's investments will be determined in good faith by the Company's board of trustees. The Company's board of trustees will be solely responsible for the valuation of the Company's portfolio investments at fair value as determined in good faith pursuant to the Company's valuation policy and consistently applied valuation process. The Company intends to value all of its Level 2 and Level 3 assets by using the midpoint of the prevailing bid and ask prices from dealers on the date of the relevant period end, which will be provided by an independent third-party pricing service and screened for validity by such service. For investments for which the third-party pricing service is unable to obtain quoted prices, the Company intends to obtain bid and ask prices directly from dealers who make a market in such investments. To the extent that the Company holds investments for which no active secondary market exists and, therefore, no bid and ask prices can be readily obtained (or such prices are deemed to be unreliable under the circumstances), the Company's valuation committee will utilize an independent third-party valuation service to value such investments.

        The Company will periodically benchmark the bid and ask prices received from the third-party pricing service and/or dealers, as applicable, and valuations received from the third-party valuation service against the actual prices at which it purchases and sells its investments. The company may also use other methods including the use of an independent valuation firm, to determine fair value for securities for which the Company cannot obtain prevailing bid and ask prices through the Company's third-party pricing service or independent dealers or where the Company board of trustees otherwise may determine that the use of such other methods is appropriate. The Company will periodically benchmark the valuations provided by the independent valuation firm against the actual prices at which it purchases and sells its investments. The Company believes that these prices will be reliable indicators of fair value. The Company's valuation committee and board of trustees will review and approve the valuation determinations made with respect to these investments in a manner consistent with the Company's valuation process.

        Revenue Recognition:    Security transactions will be accounted for on the trade date. The Company will record interest income on an accrual basis to the extent that it expects to collect such amounts. The Company will record dividend income on the ex-dividend date. The Company will not accrue as a receivable interest or dividends on loans and securities if there is reason to doubt the collectability of such income. Loan origination fees, original issue discount and market discount will be capitalized and such amounts will be amortized as interest income over the respective term of the loan or security. Upon the prepayment of a loan or security, any unamortized loan origination fees and original issue discount will be recorded as interest income. Structuring and other upfront fees will be recorded as fee income when earned. The Company will record prepayment premiums on loans and securities as fee income when it receives such amounts.

        Net Realized Gains or Losses, Net Change in Unrealized Appreciation or Depreciation and Net Change in Unrealized Gains or Losses on Foreign Currency:    Gains or losses on the sale of investments will be

FS Energy and Power Fund II

Notes to Financial Statements (Continued)

(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies (Continued)

calculated by using the specific identification method. The Company will measure realized gains or losses by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment, without regard to unrealized appreciation or depreciation previously recognized, but considering unamortized upfront fees. Net change in unrealized appreciation or depreciation will reflect the change in portfolio investment values during the reporting period, including any reversal of previously recorded unrealized gains or losses, when gains or losses are realized and the respective unrealized gain or loss on foreign currency for any foreign denominated investments the Company may hold. Net change in unrealized gains or losses on foreign currency will reflect the change in the value of receivables or accruals during the reporting period due to the impact of foreign currency fluctuations.

        Capital Gains Incentive Fee:    The Company entered into an investment advisory and administrative services agreement with FSEP II Advisor, dated as of July 31, 2014, or the investment advisory and administrative services agreement. Pursuant to the terms of the investment advisory and administrative services agreement, the incentive fee on capital gains will be determined and payable in arrears as of the end of each calendar year (or upon termination of such agreement). Such fee will equal 20.0% of the Company's incentive fee capital gains (i.e., the Company's realized capital gains on a cumulative basis from inception, calculated as of the end of the applicable period, net of all realized capital losses and unrealized capital depreciation on a cumulative basis), less the aggregate amount of any previously paid capital gains incentive fees. On a quarterly basis, the Company will accrue for the capital gains incentive fee by calculating such fee as if it were due and payable as of the end of such period.

        While the investment advisory and administrative services agreement neither includes nor contemplates the inclusion of unrealized gains in the calculation of the capital gains incentive fee, pursuant to an interpretation of an American Institute of Certified Public Accountants, Technical Practice Aid for investment companies, the Company will include unrealized gains in the calculation of the capital gains incentive fee expense and related accrued capital gains incentive fee. This accrual will reflect the incentive fees that would be payable to FSEP II Advisor if the Company's entire portfolio were liquidated at its fair value as of the balance sheet date even though FSEP II Advisor will not be entitled to an incentive fee with respect to unrealized gains unless and until such gains are actually realized.

        Subordinated Income Incentive Fee:    Pursuant to the investment advisory and administrative services agreement, FSEP II Advisor may also be entitled to receive a subordinated incentive fee on income. The subordinated incentive fee on income, which will be calculated and payable quarterly in arrears, equals 20.0% of the Company's "pre-incentive fee net investment income" for the immediately preceding quarter and is subject to a hurdle rate, expressed as a rate of return on adjusted capital, as defined in the investment advisory and administrative services agreement, equal to 1.625% per quarter, or an annualized hurdle rate of 6.5%. As a result, FSEP II Advisor will not earn this incentive fee for any quarter until the Company's pre-incentive fee net investment income for such quarter exceeds the hurdle rate of 1.625%. Once the Company's pre-incentive fee net investment income in any quarter exceeds the hurdle rate, FSEP II Advisor will be entitled to a "catch-up" fee equal to the amount of the pre-incentive fee net investment income in excess of the hurdle rate, until the Company's pre-incentive fee net investment income for such quarter equals 2.031%, or 8.125% annually, of

FS Energy and Power Fund II

Notes to Financial Statements (Continued)

(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies (Continued)

adjusted capital. Thereafter, FSEP II Advisor will receive 20.0% of pre-incentive fee net investment income.

        Organization Costs:    Organization costs include, among other things, the cost of organizing as a Delaware statutory trust, including the cost of legal services and other fees pertaining to the Company's organization. These costs will be expensed as the Company raises proceeds in its continuous public offering. For the period from February 6, 2014 (Inception) to December 31, 2014, organization costs of $214 were incurred on behalf of the Company by Franklin Square Holdings, L.P., or Franklin Square Holdings, an affiliate of FSEP II Advisor (see Note 3).

        Offering Costs:    Offering costs include, among other things, legal fees and other costs pertaining to the preparation of the Company's Registration Statement on Form N-2 relating to the continuous public offering of its common shares, including salaries and direct expenses of FSEP II Advisor's personnel, employees of its affiliates and others while engaged in such activities. The Company will charge offering costs against capital in excess of par value as the Company raises proceeds in its continuous public offering. During the period from February 6, 2014 (Inception) to December 31, 2014, offering costs of $2,187 were incurred on behalf of the Company by Franklin Square Holdings (see Note 3).

        Under the terms of the investment advisory and administrative services agreement, upon satisfaction of the minimum offering requirement, FSEP II Advisor will be entitled to receive 1.5% of gross proceeds raised in the Company's continuous public offering until all offering costs and organization costs funded by FSEP II Advisor or its affiliates (including Franklin Square Holdings) have been recovered.

        Income Taxes:    The Company intends to elect to be treated for U.S. federal income tax purposes, and intends to qualify annually thereafter, as a RIC under Subchapter M of the Code. To qualify for and maintain qualification as a RIC, the Company must, among other things, meet certain source-of-income and asset diversification requirements and distribute to its shareholders, for each tax year, dividends of an amount at least equal to 90% of its "investment company taxable income," which is generally the Company's net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses. As a RIC, the Company will not have to pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes to its shareholders. The Company intends to make distributions in an amount sufficient to qualify for and maintain its RIC status each year and to not pay any U.S. federal income taxes on income so distributed. The Company will also be subject to nondeductible U.S. federal excise taxes if it does not distribute at least 98% of net ordinary income, 98.2% of any capital gain net income, if any, and any recognized and undistributed income from prior years for which it paid no U.S. federal income taxes.

        Uncertainty in Income Taxes:    The Company will evaluate its tax positions to determine if the tax positions taken meet the minimum recognition threshold in connection with accounting for uncertainties in income tax positions taken or expected to be taken for the purposes of measuring and recognizing tax benefits or liabilities in the financial statements. Recognition of a tax benefit or liability with respect to an uncertain tax position is required only when the position is "more likely than not" to be sustained assuming examination by taxing authorities. The Company will recognize interest and

FS Energy and Power Fund II

Notes to Financial Statements (Continued)

(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies (Continued)

penalties, if any, related to unrecognized tax liabilities as income tax expense in the Company's statements of operations. During the period from February 6, 2014 (Inception) to December 31, 2014, the Company did not incur any interest or penalties.

        Distributions:    Distributions to the Company's shareholders will be recorded as of the record date. Subject to the discretion of the Company's board of trustees and applicable legal restrictions, the Company intends to authorize and declare ordinary cash distributions on either a weekly, semi-monthly or monthly basis and pay such distributions on either a monthly or quarterly basis. Net realized capital gains, if any, will be distributed or deemed distributed at least annually.

Note 3. Related Party Transactions

Compensation of the Dealer Manager and Investment Adviser

        Pursuant to the investment advisory and administrative services agreement, after the Company meets its minimum offering requirement, FSEP II Advisor will become entitled to an annual base management fee of 2.0% of the Company's average weekly gross assets and an incentive fee based on the Company's performance. Base management fees will be paid on a quarterly basis in arrears.

        The incentive fee will consist of two parts. The first part, which is referred to as the subordinated incentive fee on income, will be calculated and payable quarterly in arrears, will equal 20.0% of the Company's "pre-incentive fee net investment income" for the immediately preceding quarter and will be subject to a hurdle rate, expressed as a rate of return on adjusted capital, as defined in the investment advisory and administrative services agreement, equal to 1.625% per quarter, or an annualized hurdle rate of 6.5%. As a result, FSEP II Advisor will not earn this incentive fee for any quarter until the Company's pre-incentive fee net investment income for such quarter exceeds the hurdle rate of 1.625%. Once the Company's pre-incentive fee net investment income in any quarter exceeds the hurdle rate, FSEP II Advisor will be entitled to a "catch-up" fee equal to the amount of the pre-incentive fee net investment income in excess of the hurdle rate, until the Company's pre-incentive fee net investment income for such quarter equals 2.031% of adjusted capital, or 8.125% annually. This "catch-up" feature allows FSEP II Advisor to recoup the fees foregone as a result of the existence of the hurdle rate. Thereafter, FSEP II Advisor will be entitled to receive 20.0% of the Company's pre-incentive fee net investment income.

        The second part of the incentive fee, which is referred to as the incentive fee on capital gains, will be determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory and administrative services agreement). This fee will equal 20.0% of the Company's incentive fee capital gains, which will equal the Company's realized capital gains on a cumulative basis from inception, calculated as of the end of the applicable period, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees. The Company will accrue for the capital gains incentive fee, which, if earned, will be paid annually. The Company will accrue for the capital gains incentive fee based on net realized and unrealized gains; however, under the terms of the investment advisory and administrative services agreement, the fee payable to FSEP II Advisor will be based on realized gains and no such fee will be payable with respect to unrealized gains unless and until such gains are actually realized.

FS Energy and Power Fund II

Notes to Financial Statements (Continued)

(in thousands, except share and per share amounts)

Note 3. Related Party Transactions (Continued)

        The Company will also reimburse FSEP II Advisor for expenses necessary to perform services related to the Company's administration and operations, including FSEP II Advisor's allocable portion of the compensation and related expenses of certain personnel of Franklin Square Holdings providing administrative services to us on behalf of FSEP II Advisor. The amount of this reimbursement will be the lesser of (1) FSEP II Advisor's actual costs incurred in providing such services and (2) the amount that the Company estimates it would be required to pay alternative service providers for comparable services in the same geographic location. FSEP II Advisor will be required to allocate the cost of such services to the Company based on factors such as assets, revenues, time allocations and/or other reasonable metrics. The Company's board of trustees will review the methodology employed in determining how the expenses are allocated to the Company and the proposed allocation of the administrative expenses among the Company and certain affiliates of FSEP II Advisor. The Company's board of trustees will then assess the reasonableness of such reimbursements for expenses allocated to the Company based on the breadth, depth and quality of such services as compared to the estimated cost to the Company of obtaining similar services from third-party service providers known to be available. In addition, the Company's board of trustees will consider whether any single third-party service provider would be capable of providing all such services at comparable cost and quality. Finally, the Company's board of trustees will, among other things, compare the total amount paid to FSEP II Advisor for such services as a percentage of the Company's net assets to the same ratio as reported by other comparable BDCs. The Company will not reimburse FSEP II Advisor for any services for which it receives a separate fee, or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of FSEP II Advisor.

        Franklin Square Holdings, an affiliate of FSEP II Advisor, has funded the Company's organization and offering costs in the amount of $2,401 for the period from February 6, 2014 (Inception) to December 31, 2014. These costs include legal, accounting, marketing and printing expenses associated with the Company's organization and offering activities, including costs related to preparation of the Company's registration statement and prospectus, and salaries and other direct expenses of FSEP II Advisor's personnel, employees of its affiliates and others while engaged in such activities on behalf of the Company.

        Under the investment advisory and administrative services agreement, there will be no liability on the Company's part for the offering or organization costs funded by FSEP II Advisor or its affiliates (including Franklin Square Holdings) until the investment advisory and administrative services agreement is effective and the Company has satisfied the minimum offering requirement. At such time, FSEP II Advisor will be entitled to receive 1.5% of the gross proceeds raised in the Company's continuous public offering until all offering or organization costs incurred have been recovered. The minimum reimbursement to FSEP II Advisor for such fees is expected to be $37.5, assuming the minimum offering requirement is satisfied.

        The dealer manager for the Company's continuous public offering is FS2 Capital Partners, LLC, or FS2, which is one of the Company's affiliates. Under the dealer manager agreement among the Company, FSEP II Advisor and FS2, FS2 is entitled to receive sales commissions and dealer manager fees in connection with the sale of common shares in the Company's continuous public offering, all or a portion of which may be re-allowed to selected broker-dealers.

FS Energy and Power Fund II

Notes to Financial Statements (Continued)

(in thousands, except share and per share amounts)

Note 3. Related Party Transactions (Continued)

Capital Contributions by FSEP II Advisor

        In April 2014, pursuant to a private placement, Michael C. Forman and David J. Adelman, the co-founders of Franklin Square Holdings, contributed an aggregate of $200 to purchase approximately 22,222 common shares at $9.00 per share, which represents the initial public offering price of $10.00 per share, net of selling commissions and dealer manager fees. Messrs. Forman and Adelman will not tender these common shares for repurchase as long as FSEP II Advisor remains the Company's investment adviser.

Potential Conflicts of Interest

        FSEP II Advisor's senior management team is comprised of substantially the same personnel as the senior management teams of FB Income Advisor, LLC, FSIC II Advisor, LLC, FSIC III Advisor, LLC, FS Investment Advisor, LLC and FS Global Advisor, LLC, the investment advisers to Franklin Square Holdings' other affiliated BDCs and affiliated closed-end management investment company. As a result, such personnel provide investment advisory services to the Company and each of FS Investment Corporation, FS Investment Corporation II, FS Investment Corporation III, FS Energy and Power Fund and FS Global Credit Opportunities Fund. While none of FSEP II Advisor, FB Income Advisor, LLC, FSIC II Advisor, LLC, FSIC III Advisor, LLC, FS Investment Advisor, LLC or FS Global Advisor, LLC is currently making private corporate debt investments for clients other than the Company, FS Investment Corporation, FS Investment Corporation II, FS Investment Corporation III, FS Energy and Power Fund or FS Global Credit Opportunities Fund, respectively, any, or all, may do so in the future. In the event that FSEP II Advisor undertakes to provide investment advisory services to other clients in the future, it intends to allocate investment opportunities in a fair and equitable manner consistent with the Company's investment objectives and strategy, if necessary, so that the Company will not be disadvantaged in relation to any other client of FSEP II Advisor or its management team. In addition, even in the absence of FSEP II Advisor retaining additional clients, it is possible that some investment opportunities may be provided to FS Investment Corporation, FS Investment Corporation II, FS Investment Corporation III, FS Energy and Power Fund and/or FS Global Credit Opportunities Fund rather than to the Company.

Exemptive Relief

        In an order dated June 4, 2013, the SEC granted exemptive relief permitting the Company, subject to the satisfaction of certain conditions, to co-invest in certain privately negotiated investment transactions with certain affiliates of FSEP II Advisor, including FS Investment Corporation, FS Investment Corporation II, FS Investment Corporation III, FS Energy and Power Fund and any future BDCs that are advised by FSEP II Advisor or its affiliated investment advisers, or collectively, the Company's co-investment affiliates. The Company believes this relief may enhance its ability to further its investment objectives and strategy, and may also increase favorable investment opportunities for the Company, in part by allowing it to participate in larger investments, together with the Company's co-investment affiliates, than would be available to the Company if such relief had not been obtained. Because the Company does not have exemptive relief to engage in co-investment transactions with its investment sub-adviser, GSO and its affiliates, the Company will be permitted to co-invest with GSO and its affiliates only in accordance with existing regulatory guidance.

FS Energy and Power Fund II

Notes to Financial Statements (Continued)

(in thousands, except share and per share amounts)

Note 3. Related Party Transactions (Continued)

Expense Reimbursement

        Pursuant to an expense support and conditional reimbursement agreement, dated as of July 31, 2014, by and between Franklin Square Holdings and the Company, or the expense reimbursement agreement, Franklin Square Holdings has agreed to reimburse the Company for expenses in an amount that is sufficient to ensure that no portion of the Company's distributions to shareholders will be paid from its offering proceeds or borrowings.

        However, because certain investments the Company may make, including preferred and common equity investments, may generate dividends and other distributions to the Company that are treated for tax purposes as a return of capital, a portion of the Company's distributions to shareholders may also be deemed to constitute a return of capital for tax purposes to the extent that the Company may use such dividends or other distribution proceeds to fund its distributions to shareholders. Under those circumstances, Franklin Square Holdings will not reimburse the Company for the portion of such distributions to shareholders that represent a return of capital for tax purposes, as the purpose of the expense reimbursement arrangement is not to prevent tax-advantaged distributions to shareholders.

        Under the expense reimbursement agreement, Franklin Square Holdings will reimburse the Company quarterly for expenses in an amount equal to the difference between the Company's cumulative distributions paid to its shareholders in each quarter, less the sum of the Company's net investment company taxable income, net capital gains and dividends and other distributions paid to the Company on account of preferred and common equity investments in portfolio companies (to the extent such amounts are not included in net investment company taxable income or net capital gains) in each quarter.

        Pursuant to the expense reimbursement agreement, the Company has a conditional obligation to reimburse Franklin Square Holdings for any amounts funded by Franklin Square Holdings under such agreement if (and only to the extent that), during any fiscal quarter occurring within three years of the date on which Franklin Square Holdings funded such amount, the sum of the Company's net investment company taxable income, net capital gains and the amount of any dividends and other distributions paid to the Company on account of preferred and common equity investments in portfolio companies (to the extent not included in net investment company taxable income or net capital gains) exceeds the cumulative ordinary cash distributions paid by the Company to its shareholders during such quarter; provided, however, that (i) the Company will only reimburse Franklin Square Holdings for expense support payments made by Franklin Square Holdings to the extent that the payment of such reimbursement (together with any other reimbursement paid during such fiscal year) does not cause "other operating expenses" (as defined below) (on an annualized basis and net of any expense support reimbursement payments received by the Company during such fiscal year) to exceed the lesser of (A) 1.75% of the Company's average net assets attributable to its common shares for the fiscal year-to-date period after taking such payments into account and (B) the percentage of the Company's average net assets attributable to its common shares represented by "other operating expenses" during the fiscal year in which such expense support payment from Franklin Square Holdings was made (provided, however, that this clause (B) shall not apply to any reimbursement payment which relates to an expense support payment from Franklin Square Holdings made during the same fiscal year); and (ii) the Company will not reimburse Franklin Square Holdings for expense support payments made by

FS Energy and Power Fund II

Notes to Financial Statements (Continued)

(in thousands, except share and per share amounts)

Note 3. Related Party Transactions (Continued)

Franklin Square Holdings if the annualized rate of regular cash distributions declared by the Company at the time of such reimbursement payment is less than the annualized rate of regular cash distributions declared by the Company at the time Franklin Square Holdings made the expense support payment to which such reimbursement payment relates. "Other operating expenses" means the Company's total "operating expenses" (as defined below), excluding base management fees, incentive fees, organization and offering expenses, financing fees and costs, interest expense, brokerage commissions and extraordinary expenses. "Operating expenses" means all operating costs and expenses incurred, as determined in accordance with GAAP for investment companies.

        The Company or Franklin Square Holdings may terminate the expense reimbursement agreement at any time. The expense reimbursement agreement will automatically terminate (i) if the Company terminates the investment advisory and administrative services agreement, (ii) if the Company's board of trustees makes a determination to dissolve or liquidate the Company or (iii) upon a liquidity event of the Company, including but not limited to (1) a listing of the Company's common shares on a national securities exchange, (2) the sale of all or substantially all of the Company's assets either on a complete portfolio basis or individually followed by a liquidation or (3) a merger or another transaction approved by the board of trustees in which shareholders will likely receive cash or shares of a publicly-traded company. Franklin Square Holdings has indicated that it expects to continue such reimbursements until it deems that the Company has achieved economies of scale sufficient to ensure that it bears a reasonable level of expenses in relation to its income.

        The specific amount of expenses reimbursed by Franklin Square Holdings pursuant to the expense reimbursement agreement, if any, will be determined at the end of each quarter. Upon termination of the expense reimbursement agreement by Franklin Square Holdings, Franklin Square Holdings will be required to fund any amounts accrued thereunder as of the date of termination. Similarly, the conditional obligation of the Company to reimburse Franklin Square Holdings pursuant to the terms of the expense reimbursement agreement shall survive the termination of such agreement by either party.

        Franklin Square Holdings is controlled by the Company's chairman, president and chief executive officer, Michael C. Forman, and the Company's vice-chairman, David J. Adelman. There can be no assurance that the expense reimbursement agreement will remain in effect or that Franklin Square Holdings will reimburse any portion of the Company's expenses in future quarters.

Note 4. Share Repurchase Program

        Beginning with the first full calendar quarter following the satisfaction of the minimum offering requirement, and on a quarterly basis thereafter, the Company intends to offer to repurchase common shares on such terms as may be determined by the Company's board of trustees in its complete and absolute discretion unless, in the judgment of the independent trustees of the Company's board of trustees, such repurchases would not be in the best interests of the Company's shareholders or would violate applicable law. The Company intends to conduct such repurchase offers in accordance with the requirements of Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the 1940 Act. In months in which the Company repurchases common shares pursuant to its share repurchase program, it expects to conduct repurchases on the same date that it holds its first weekly closing in such month for the sale of common shares in its continuous public

FS Energy and Power Fund II

Notes to Financial Statements (Continued)

(in thousands, except share and per share amounts)

Note 4. Share Repurchase Program (Continued)

offering. Any offer to repurchase common shares will be conducted solely through tender offer materials mailed to each shareholder.

        The Company's board of trustees will also consider the following factors, among others, in making its determination regarding whether to cause the Company to offer to repurchase common shares and under what terms:

  •
  the effect of such repurchases on the Company's qualification as a RIC (including the consequences of any necessary asset sales);

  •
  the liquidity of the Company's assets (including fees and costs associated with disposing of assets);

  •
  the Company's investment plans and working capital requirements;

  •
  the relative economies of scale with respect to the Company's size;

  •
  the Company's history in repurchasing common shares or portions thereof; and

  •
  the condition of the securities markets.

        The Company currently intends to limit the number of common shares to be repurchased during any calendar year to the number of common shares it can repurchase with the proceeds it receives from the issuance of common shares under its distribution reinvestment plan. Because the Company's distribution reinvestment plan is structured as an "opt in" program that requires shareholders to affirmatively elect to have their cash distributions reinvested in additional common shares, such requirement may contribute to the illiquidity of the Company's common shares. At the discretion of the Company's board of trustees, the Company may also use cash on hand, cash available from borrowings and cash from the liquidation of securities investments as of the end of the applicable period to repurchase common shares. In addition, beginning with the first full calendar quarter in the year following the date that the Company satisfies the minimum offering requirement, the Company will limit the number of common shares to be repurchased in any calendar year to 10% of the weighted average number of common shares outstanding in the prior calendar year, or 2.5% in each quarter, though the actual number of common shares that the Company offers to repurchase may be less in light of the limitations noted above. The Company intends to offer to repurchase such common shares on each date of repurchase at a price equal to 90% of the offering price in effect on each date of repurchase. In months in which the Company repurchases common shares pursuant to its share repurchase program, the Company expects to conduct repurchases on the same date that it holds its first weekly closing in such month for the sale of common shares in its public offering. The Company's board of trustees may amend, suspend or terminate the share repurchase program at any time.

Note 5. Commitments and Contingencies

        The Company enters into contracts that contain a variety of indemnification provisions. The Company's maximum exposure under these arrangements is unknown; however, the Company has not had prior claims or losses pursuant to these contracts. Management of FSEP II Advisor has reviewed the Company's existing contracts and expects the risk of loss to the Company to be remote.

FS Energy and Power Fund II

Notes to Financial Statements (Continued)

(in thousands, except share and per share amounts)

Note 5. Commitments and Contingencies (Continued)

        The Company is not currently subject to any material legal proceedings and, to the Company's knowledge, no material legal proceedings are threatened against the Company. From time to time, the Company may be a party to certain legal proceedings in the ordinary course of business. While the outcome of any legal proceedings cannot be predicted with certainty, the Company does not expect that any such proceedings will have a material effect upon its financial condition or results of operations.

        See Note 3 for a discussion of the Company's commitments to FSEP II Advisor and its affiliates (including Franklin Square Holdings) for the reimbursement of organization and offering costs funded by Franklin Square Holdings.

 APPENDIX 1

        The following is a schedule of financial highlights of FS Energy and Power Fund for the nine months ended September 30, 2015 and the years ended December 31, 2014, 2013, 2012, and 2011. Dollar amounts are in thousands, except for per share data.

	Nine Months Ended September 30, 2015 (Unaudited)
		Year Ended December 31,
		2014	2013	2012	2011
Per Share Data:(1)(2)
Net asset value, beginning of period	$8.57	$9.66	$9.34	$8.74	$8.91
Results of operations(3)
Net investment income (loss)	0.51	0.74	0.58	0.33	0.16
Net realized and unrealized appreciation (depreciation) on investments and total return swap and gain/loss on foreign currency	(1.01)	(1.46)	0.36	1.05	0.07

Net increase (decrease) in net assets resulting from operations	(0.50)	(0.72)	0.94	1.38	0.23

Shareholder distributions(4)
Distributions from net investment income	(0.49)	(0.62)	(0.65)	(0.49)	(0.27)
Distributions from net realized gain on investments	(0.04)	(0.07)	(0.01)	(0.10)	(0.01)
Distributions representing tax return of capital	—	—	—	(0.04)	—

Net decrease in net assets resulting from shareholder distributions	(0.53)	(0.69)	(0.66)	(0.63)	(0.28)

Capital share transactions
Issuance of common shares(5)	0.10	0.35	0.09	0.02	0.10
Repurchases of common shares(6)	—	—	—	—	—
Offering costs(3)	(0.02)	(0.03)	(0.05)	(0.12)	(0.39)
Payments to investment adviser for offering and organization costs(3)	—	—	—	(0.07)	(0.26)
Capital contributions of investment adviser(3)	—	—	—	0.02	0.43

Net increase (decrease) in net assets resulting from capital share transactions	0.08	0.32	0.04	(0.15)	(0.12)

Net asset value, end of period	$7.62	$8.57	$9.66	$9.34	$8.74

Shares outstanding, end of period	357,581,688	299,394,371	173,532,259	64,524,909	7,746,643
Total return(7)	(4.90)%	(4.14)%	10.49%	14.07%	1.23%

Ratio/Supplemental Data:
Net assets, end of period	$2,723,781	$2,565,721	$1,676,237	$602,889	$67,685

Ratio of net investment income to average net assets(8)	6.02%	7.71%	6.04%	3.64%	1.83%

Ratio of total expenses to average net assets(8)	3.96%	5.07%	5.89%	7.09%	4.11%
Ratio of expenses reimbursed by sponsor to average net assets(8)	—	—	—	(0.51)%	(2.03)%
Ratio of expense recoupment payable to sponsor to average net assets(8)	—	—	—	0.51%	—

Ratio of net expenses to average net assets(8)	3.96%	5.07%	5.89%	7.09%	2.08%

Portfolio turnover(9)	17.45%	35.55%	53.26%	75.24%	12.77%

(1)
Per share data may be rounded in order to recompute the ending net asset value per share.

(2)
The share information utilized to determine per share data for the years ended December 31, 2012 and 2011 has been retroactively adjusted to reflect the share distribution.

(3)
The per share data was derived by using the weighted average shares outstanding during the applicable period.

X-1

(4)
The per share data for distributions reflects the actual amount of distributions paid per share (as adjusted for share distributions) during the applicable period.

(5)
The issuance of common shares on a per share basis reflects the incremental net asset value changes as a result of the issuance of common shares in FS Energy and Power Fund's continuous public offering and pursuant to its distribution reinvestment plan. The issuance of common shares at an offering price, net of selling commissions and dealer manager fees, that is greater than the net asset value per share results in an increase in net asset value per share.

(6)
The per share impact of FS Energy and Power Fund's repurchases of common shares is a reduction to net asset value of less than $0.01 per share during the period.

(7)
The total return for each year presented was calculated by taking the net asset value per share as of the end of the applicable year, adding the cash distributions per share which were declared during the applicable calendar year and dividing the total by the net asset value per share at the beginning of the applicable year. The 2011 total return is based on an initial investment at $8.91 per share, which represents the initial offering price per share, net of sales commissions and dealer manager fees, after taking into account the share distribution to shareholders. The total return does not consider the effect of the sales load from the sale of FS Energy and Power Fund's common shares. The total return includes the effect of the issuance of common shares at a net offering price that is greater than net asset value per share, which causes an increase in net asset value per share. The historical calculation of total return in the table should not be considered a representation of its future total return, which may be greater or less than the return shown in the table due to a number of factors, including its ability or inability to make investments in companies that meet its investment criteria, the interest rate payable on the debt securities it acquires, the level of its expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which it encounters competition in its markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods. The total return calculations set forth above represent the total return on FS Energy and Power Fund's investment portfolio during the applicable period and are calculated in accordance with GAAP. These return figures do not represent an actual return to shareholders.

(8)
Weighted average net assets during the applicable period are used for this calculation. Ratios for the period from July 18, 2011 (Commencement of Investment Operations) through December 31, 2011 are not annualized. The following is a schedule of supplemental ratios for the nine months ended September 30, 2015 and the years ended December 31, 2014, 2013, 2012, and 2011:

	Nine Months Ended September 30, 2015 (Unaudited)
		Year Ended December 31,
		2014	2013	2012	2011
Ratio of accrued capital gains incentive fees to average net assets	—	(0.48)%	0.75%	2.30%	0.19%
Ratio of subordinated income incentive fees to average net assets	0.68%	1.41%	0.69%	—	—
Ratio of interest expense to average net assets	0.81%	0.84%	0.84%	0.77%	0.79%
Ratio of income and excise taxes to average net assets	0.01%	0.04%	0.07%	—	—
(9)
Portfolio turnover for the nine months ended September 30, 2015 and the period from July 18, 2011 (Commencement of Investment Operations) through December 31, 2011 is not annualized.

X-2

        You should rely only on the information contained in this prospectus. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this prospectus. If any such information or statements are given or made, you should not rely upon such information or representation. This prospectus does not constitute an offer to sell any securities other than those to which this prospectus relates, or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. This prospectus speaks as of the date set forth above. You should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.

Maximum Offering of 150,000,000 Common Shares

Minimum Offering of $1,000,000

PRELIMINARY PROSPECTUS

, 2016

 PART C—
OTHER INFORMATION

Item 25.    Financial Statements and Exhibits

        (1) Financial Statements

        The following financial statements of FS Energy and Power Fund II (the "Registrant", the "Company", "we", "us", or "our") are included in Part A of this Registration Statement:

        (2) Exhibits

(a)(1)	Certificate of Trust of the Registrant. (Incorporated by reference to Exhibit (a)(1) filed with the Registrant's registration statement on Form N-2 (File No. 333-195237), filed on April 11, 2014.)
(a)(2)	Amended and Restated Declaration of Trust of the Registrant. (Incorporated by reference to Exhibit (a)(3) filed with Pre-Effective Amendment No. 2 to the Registrant's registration statement on Form N-2 (File No. 333-195237), filed on August 22, 2014.)
(a)(3)	Second Amended and Restated Declaration of Trust of the Registrant.**
(b)	Bylaws of the Registrant. (Incorporated by reference to Exhibit (b) filed with Pre-Effective Amendment No. 2 to the Registrant's registration statement on Form N-2 (File No. 333-195237), filed on August 22, 2014.)
(d)	Form of Subscription Agreement.**
(e)(1)	Distribution Reinvestment Plan of the Registrant. (Incorporated by reference to Exhibit (e) filed with Pre-Effective Amendment No. 2 to the Registrant's registration statement on Form N-2 (File No. 333- 195237), filed on August 22, 2014.)
(e)(2)	Amended and Restated Distribution Reinvestment Plan of the Registrant.**
(g)(1)	Investment Advisory and Administrative Services Agreement, by and between the Registrant and FSEP II Advisor, LLC. (Incorporated by reference to Exhibit (g)(1) filed with Pre-Effective Amendment No. 2 to the Registrant's registration statement on Form N-2 (File No. 333-195237), filed on August 22, 2014.)
(g)(2)	Amended and Restated Investment Advisory and Administrative Services Agreement, by and between the Registrant and FSEP II Advisor, LLC.**
(g)(3)	Form of Investment Sub-advisory Agreement, by and between FSEP II Advisor, LLC and GSO Capital Partners LP. (Incorporated by reference to Exhibit (g)(2) filed with Pre-Effective Amendment No. 2 to the Registrant's registration statement on Form N-2 (File No. 333-195237), filed on August 22, 2014.)
(h)(1)	Dealer Manager Agreement, dated as of July 31, 2014 by and among the Registrant, FSEP II Advisor and FS2 Capital Partners, LLC. (Incorporated by reference to Exhibit (h)(1) filed with Post-Effective Amendment No. 1 to the Registrant's registration statement on Form N-2 (File No. 333-195237), filed on November 12, 2014.)
(h)(2)	Amended and Restated Dealer Manager Agreement, by and among the Registrant, FSEP II Advisor and FS2 Capital Partners, LLC.**

(h)(3)	Form of Selected Dealer Agreement. (Included as Exhibit A to the Amended and Restated Dealer Manager Agreement.)**
(j)	Custodian Agreement, dated as of September 29, 2014, by and between the Registrant and State Street Bank and Trust Company. (Incorporated by reference to Exhibit (j) filed with Post-Effective Amendment No. 1 to the Registrant's registration statement on Form N-2 (File No. 333-195237), filed on November 12, 2014.)
(k)(1)	Escrow Agreement, dated as of July 31, 2014, by and among the Registrant, UMB Bank, N.A. and FS2 Capital Partners, LLC . (Incorporated by reference to Exhibit (k)(1) filed with Post-Effective Amendment No. 1 to the Registrant's registration statement on Form N-2 (File No. 333-195237), filed on November 12, 2014.)
(k)(2)	Amended and Restated Escrow Agreement, by and among the Registrant, UMB Bank, N.A. and FS2 Capital Partners, LLC.**
(k)(3)	Expense Support and Conditional Reimbursement Agreement, dated as of July 31, 2014, by and between the Registrant and Franklin Square Holdings, L.P. (Incorporated by reference to Exhibit (k)(2) filed with Post-Effective Amendment No. 1 to the Registrant's registration statement on Form N-2 (File No. 333-195237), filed on November 12, 2014.)
(k)(4)	Amended and Restated Expense Support and Conditional Reimbursement Agreement, by and between the Registrant and Franklin Square Holdings, L.P.**
(k)(5)	Form of Distribution Plan.**
(k)(6)	Class Shares Plan.**
(l)	Opinion of Richards, Layton & Finger, P.A.**
(n)(1)	Consent of Richards, Layton & Finger, P.A.**
(n)(2)	Consent of RSM US LLP.*
(r)(1)	Code of Ethics of the Registrant. (Incorporated by reference to Exhibit (r)(1) filed with Pre- Effective Amendment No. 2 to the Registrant's registration statement on Form N-2 (File No. 333-195237), filed on August 22, 2014.)
(r)(2)	Code of Ethics of FSEP II Advisor, LLC. (Incorporated by reference to Exhibit (r)(2) filed with Pre- Effective Amendment No. 2 to the Registrant's registration statement on Form N-2 (File No. 333-195237), filed on August 22, 2014.)

*
Filed herewith.

**
To be filed by amendment.

Item 26.    Marketing Arrangements

        The information contained under the heading "Plan of Distribution" in this Registration Statement is incorporated herein by reference.

Item 27.    Other Expenses of Issuance and Distribution

SEC registration fee		$386,400
FINRA filing fee	$		*
Blue sky expenses	$		*
Advertising and sales literature	$		*
Accounting fees and expenses	$		*
Legal fees and expenses	$		*
Printing	$		*
Seminars	$		*
Due Diligence	$		*
Miscellaneous fees and expenses	$		*

Total	$		*

*
To be filed by amendment.

        The amounts set forth above, except for the Securities and Exchange Commission and the Financial Industry Regulatory Authority fees, are in each case estimated. All of the expenses set forth above shall be borne by the Registrant.

Item 28.    Persons Controlled by or Under Common Control

        Not applicable.

Item 29.    Number of Holders of Securities

        The following table sets forth the number of record holders of the Registrant's capital shares at February 18, 2016.

Title of Class	Number of Record Holders
Class A common shares of beneficial interest, $0.001 par value	—
Class D common shares of beneficial interest, $0.001 par value	—
Class T common shares of beneficial interest, $0.001 par value	2
Class I common shares of beneficial interest, $0.001 par value	—

Item 30.    Indemnification

        Delaware law permits a Delaware statutory trust to include in its governing instrument a provision to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever. Despite this provision, and in accordance with guidelines adopted by the North American Securities Administrators Association, our declaration of trust provides that we will not indemnify FSEP II Advisor, LLC, the Company's investment adviser, or FSEP II Advisor, or any of its affiliates acting as an agent of the Company (each such person, an "Indemnitee") against any liability or loss suffered by such Indemnitee unless (i) the Company determines in good faith that the course of conduct that caused the loss or liability was in the best interest of the Company, (ii) the Company determines in good faith, that the Indemnitee was acting on behalf of or performing services for the Company, (iii) in the case that the Indemnitee is FSEP II Advisor or an affiliate of FSEP II Advisor, or an officer of the Company, FSEP II Advisor or an affiliate of FSEP II Advisor, such liability or loss was not the result of negligence or misconduct, (iv) in the case that the Indemnitee is a trustee of the Company (and not also an officer of the Company, FSEP II Advisor or an affiliate of FSEP II Advisor), such liability or loss was not the result of gross negligence or willful misconduct and (v) such indemnification or agreement to hold harmless is recoverable only out of net assets of the Company and not from the shareholders.

        In addition, the investment advisory and administrative services agreement entered into between the Company and FSEP II Advisor provides that FSEP II Advisor and its officers, managers, partners, members (and their members, including the owners of their members), agents, employees, controlling persons and any other person or entity affiliated with it will not be entitled to indemnification (including reasonable attorneys' fees and amounts reasonably paid in settlement) for any liability or loss suffered by FSEP II Advisor or such other person, nor will FSEP II Advisor or such other person be held harmless for any loss or liability suffered by us, unless (1) FSEP II Advisor or such other person has determined, in good faith, that the course of conduct which caused the loss or liability was in our best interests, (2) FSEP II Advisor or such other person was acting on behalf of or performing services for us, (3) the liability or loss suffered was not the result of negligence or misconduct by FSEP II Advisor or such other person and (4) the indemnification or agreement to hold FSEP II Advisor or such other person harmless for any loss or liability suffered by us is only recoverable out of our net assets and not from our shareholders. In accordance with the 1940 Act, we will not indemnify certain persons for any liability to which such persons would be subject by reason of such person's willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

        FSEP II Advisor has also entered into a sub-advisory agreement with GSO. The investment sub-advisory agreement provides that, in the absence of willful misconduct, bad faith or gross negligence or reckless disregard for its obligations and duties thereunder, GSO is not liable for any error or judgment or mistake of law or for any loss we suffer. In addition, the sub- advisory agreement provides that GSO will indemnify us and FSEP II Advisor, and any respective affiliates, for any liability and expenses, including reasonable attorneys' fees, which we, FSEP II Advisor, or any respective affiliates may sustain as a result of GSO's willful misconduct, bad faith, gross negligence, reckless disregard of its duties thereunder.

        Pursuant to our declaration of trust and subject to certain exceptions described therein, we will indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former trustee or officer of the Company and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity, (ii) any individual who, while a trustee or officer of the Company and at the request of the Company, serves or has served as a trustee, officer, partner, member, manager or trustee of any corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (iii) an Indemnitee, in each case to the fullest extent permitted by Delaware law. Notwithstanding the foregoing, we will not provide indemnification for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by an Indemnitee unless (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations, (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction, or (iii) a court of competent jurisdiction approves a settlement of the claims against the Indemnitee and finds that indemnification of the settlement and the related costs should be made.

        In addition, Delaware law permits a trust to advance reasonable expenses to a trustee or officer, and we will do so in advance of final disposition of a proceeding (a) if the proceeding relates to acts or omissions with respect to the performance of duties or services on behalf of the Company, (b) the legal proceeding was initiated by a third party who is not a shareholder or, if by a shareholder of the Company acting in his or her capacity as such, a court of competent jurisdiction approves such advancement and (c) upon the Company's receipt of (i) a written affirmation by the trustee or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the Company and (ii) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the Company if it is ultimately determined that the standard of conduct was not met.

        Our insurance policy does not currently provide coverage for claims, liabilities and expenses that may arise out of activities that the present or former managers or officers of FSEP II Advisor have performed for another entity at our request. There is no assurance that such entities will in fact carry such insurance. However, we note that we do not expect to request the present or former managers or officers of FSEP II Advisor to serve another entity as a director, officer, partner or trustee unless we can obtain insurance providing coverage for such persons for any claims, liabilities or expenses that may arise out of their activities while serving in such capacities.

Item 31.    Business and Other Connections of Investment Advisers

        A description of any other business, profession, vocation, or employment of a substantial nature in which FSEP II Advisor, and each director or executive officer of FSEP II Advisor, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled "Management—Board of Trustees and Executive Officers" and "Investment Advisory and Administrative Services Agreement." Additional information regarding FSEP II Advisor and certain of its officers and managers is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-80248), and is incorporated herein by reference.

        A description of any other business, profession, vocation, or employment of a substantial nature in which GSO, and each director or executive officer of GSO who performs a policy-making function for GSO in connection with the performance of its services under the investment sub-advisory agreement between GSO and FSEP II Advisor, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled "Portfolio Management" and "Investment Advisory and Administrative Services Agreement." Additional information regarding GSO and its officers and directors is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-65207), and is incorporated herein by reference.

Item 32.    Location of Accounts and Records

        All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder are maintained at the offices of:

  (1)
  the Registrant, FS Energy and Power Fund II, 201 Rouse Boulevard, Philadelphia, PA 19112;

  (2)
  the Transfer Agent, DST Systems, Inc. 430 W. 7th Street, Kansas City, Missouri 64105-1594;

  (3)
  the Custodian, State Street Bank and Trust Company, One Lincoln Street, Boston, Massachusetts 02111;

  (4)
  the investment adviser, FSEP II Advisor, LLC, 201 Rouse Boulevard, Philadelphia, PA 19112; and

  (5)
  the administrator, FSEP II Advisor, LLC, 201 Rouse Boulevard, Philadelphia, PA 19112.

Item 33.    Management Services

        Not Applicable.

Item 34.    Undertakings

        We hereby undertake:

  (1)
  to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

  (i)
  to include any prospectus required by Section 10(a)(3) of the Securities Act;

  (ii)
  to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

  (iii)
  to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  (2)
  that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

  (3)
  to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

  (4)
  that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act [17 CFR 230.497(b), (c), (d) or (e)] as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act [17 CFR 230.430A], shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

  (5)
  that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in an offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

  (i)
  any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act [17 CFR 230.497];

  (ii)
  the portion of any advertisement pursuant to Rule 482 under the Securities Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

  (iii)
  any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

 Signatures

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia and Commonwealth of Pennsylvania, on the 19th day of February, 2016.

FS Energy and Power Fund II
BY:	/s/ MICHAEL C. FORMAN
	Name:	Michael C. Forman
	Title:	President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 has been signed below by the following persons in the capacities and on the dates indicated:

Signature		Title	Date

/s/ MICHAEL C. FORMAN Michael C. Forman		President and Chief Executive Officer and Trustee (Principal Executive Officer)	February 19, 2016
/s/ EDWARD T. GALLIVAN, JR. Edward T. Gallivan, Jr		Chief Financial Officer (Principal Financial and Accounting Officer)	February 19, 2016
* David J. Adelman		Trustee	February 19, 2016
* M. Walter D'Alessio		Trustee	February 19, 2016
* Marc R. Lederman		Trustee	February 19, 2016
* Judah C. Sommer		Trustee	February 19, 2016
*By:	/s/ MICHAEL C. FORMAN Attorney-in-Fact

QuickLinks

TABLE OF CONTENTS
MULTI-CLASS EXEMPTIVE RELIEF
ABOUT THIS PROSPECTUS
SUITABILITY STANDARDS
PROSPECTUS SUMMARY
  FS Energy and Power Fund II
  Capital Contributions by Franklin Square Holdings
  About FSEP II Advisor
  About GSO
  Risk Factors
  Potential Market Opportunity
  Characteristics of and Risks Related to Investments in Private Companies
  Investment Strategies
  Potential Competitive Strengths
  Multiple Share Classes
  Plan of Distribution
  Compensation of the Dealer Manager and Selected Broker-Dealers
  Suitability Standards
  How to Subscribe
  Estimated Use of Proceeds
  Share Repurchase Program
  Liquidity Strategy
  Advisory Fees
  Administration
  Conflicts of Interest
  Reports to Shareholders
  Distributions
  Distribution Reinvestment Plan
  Taxation
  Corporate Information
  Emerging Growth Company Status
FEES AND EXPENSES
QUESTIONS AND ANSWERS ABOUT THIS OFFERING
RISK FACTORS
  Risks Related to Our Continuous Public Offering and an Investment in Our Common Shares
  Risks Related to Our Investments
  Risks Related to Our Business and Structure
  Risks Related to FSEP II Advisor and Its Affiliates
  Risks Related to Business Development Companies
  Energy Company Risks
  Risks Related to Our Investments in MLPs
  Risks Related to Debt Financing
  Risks Related to U.S. Federal Income Tax
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
ESTIMATED USE OF PROCEEDS
DISTRIBUTIONS
DISCUSSION OF THE COMPANY'S EXPECTED OPERATING PLANS
  Overview
  Revenues
  Expenses
  Financial Condition, Liquidity and Capital Resources
  Capital Contributions by Franklin Square Holdings
  RIC Status and Distributions
  Critical Accounting Policies
  Contractual Obligations
  Off-Balance Sheet Arrangements
  Recently Issued Accounting Standards
  Related Party Transactions
  Quantitative and Qualitative Disclosures About Market Risk
INVESTMENT OBJECTIVES AND STRATEGY
  Distributions
  About FSEP II Advisor
  About GSO
  About Franklin Square Holdings
  About FS Energy and Power Fund
  Potential Market Opportunity
  Characteristics of and Risks Related to Investments in Private Companies
  Investment Strategies
  Potential Competitive Strengths
  Operating and Regulatory Structure
  Investment Types
  Sources of Income
  Risk Management
  Investment Process
OUR TRANSACTION PROCESS
  Staffing
  Facilities
  Legal Proceedings
DETERMINATION OF NET ASSET VALUE
  Determinations in Connection with Offerings
MANAGEMENT
  Board of Trustees and Executive Officers
  Committees of Our Board of Trustees
  Compensation of Trustees
  Compensation of Executive Officers
PORTFOLIO MANAGEMENT
  Investment Personnel
  Key Personnel of the Investment Sub-Adviser
  GSO Potential Conflicts of Interest
INVESTMENT ADVISORY AND ADMINISTRATIVE SERVICES AGREEMENT
  Overview of FSEP II Advisor
Quarterly Subordinated Incentive Fee on Income Pre-incentive fee net investment income (expressed as a percentage of adjusted capital)
  Example 1: Subordinated Incentive Fee on Income for Each Calendar Quarter*
  Example 2: Incentive Fee on Capital Gains*
  Scenario 2
  Payment of Our Expenses
  Reimbursement of FSEP II Advisor for Administrative Services
  Duration and Termination
  Prohibited Activities
  Indemnification
  Organization of FSEP II Advisor
  Overview of GSO
  Board Approval of the Investment Advisory and Administrative Services Agreement and Investment Sub-Advisory Agreement
ADMINISTRATIVE SERVICES
THE DELAWARE TRUSTEE
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
  Allocation of FSEP II Advisor's Time
  Allocation of GSO's Time
  Competition and Allocation of Investment Opportunities
  Affiliated Dealer Manager
  Expense Support and Conditional Reimbursement Agreement
  Investments
  Appraisal and Compensation
  Capital Contributions by Franklin Square Holdings
CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS
DISTRIBUTION REINVESTMENT PLAN
DESCRIPTION OF OUR SECURITIES
  Shares
  Limitation on Liability of Trustees and Officers; Indemnification and Advancement of Expenses
  Provisions of our Declaration of Trust and Bylaws
  Election of Trustees
  Number of Trustees; Vacancies; Removal
  Action by Shareholders
  Advance Notice Provisions for Shareholder Nominations and Shareholder Proposals
  Calling of Special Meetings of Shareholders
  Approval of Extraordinary Trust Action; Amendment of Declaration of Trust and Bylaws
  No Appraisal Rights
  Delaware Business Combination Statute
  Conflict with 1940 Act
  Reports to Shareholders
MULTIPLE SHARE CLASSES
  Class T Shares
  Class A Shares
  Class D Shares
  Class I Shares
  Conversion Feature and Termination of Distribution Fees
  Distributions
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
  Election to be Taxed as a RIC
  Taxation as a RIC
  Taxation of U.S. Shareholders
  Taxation of Non-U.S. Shareholders
  Conversion of Common Shares
  Failure to Qualify as a RIC
  State and Local Taxes
REGULATION
  Qualifying Assets
  Managerial Assistance to Portfolio Companies
  Temporary Investments
  Senior Securities
  Code of Ethics
  Compliance Policies and Procedures
  Proxy Voting Policies and Procedures
  Other
  Exchange Act and Sarbanes-Oxley Act Compliance
PLAN OF DISTRIBUTION
  General
  About the Dealer Manager
  Compensation of the Dealer Manager and Selected Broker-Dealers
  Discounts
  Transfer on Death Designation
  Supplemental Sales Material
SUITABILITY STANDARDS
LIQUIDITY STRATEGY
SHARE REPURCHASE PROGRAM
  Contingent Deferred Sales Charge
CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR
BROKERAGE ALLOCATION AND OTHER PRACTICES
LEGAL MATTERS
EXPERTS
AVAILABLE INFORMATION
PRIVACY NOTICE
INDEX TO FINANCIAL STATEMENTS
FS Energy and Power Fund II Balance Sheets (in thousands, except share and per share amounts)
FS Energy and Power Fund II Notes to Unaudited Financial Statements (in thousands, except share and per share amounts)
FS Energy and Power Fund II Balance Sheet (in thousands, except share and per share amounts)
FS Energy and Power Fund II Notes to Financial Statements (in thousands, except share and per share amounts)
APPENDIX 1
PART C— OTHER INFORMATION
  Item 25. Financial Statements and Exhibits
  Item 26. Marketing Arrangements
  Item 27. Other Expenses of Issuance and Distribution
  Item 28. Persons Controlled by or Under Common Control
  Item 29. Number of Holders of Securities
  Item 30. Indemnification
  Item 31. Business and Other Connections of Investment Advisers
  Item 32. Location of Accounts and Records
  Item 33. Management Services
  Item 34. Undertakings
Signatures